
11005586

WINDSTREAM
2010 ANNUAL REPORT
PROXY STATEMENT AND FORM 10-K


RECEIVED
MAR 0 8 2011



TO OUR STOCKHOLDERS:

2010 was a pivotal year for Windstream. We took key steps to continue the transformation of what has been a traditional rural telephone company into a next-generation communications and technology solutions provider focused on growth.

No one outside Windstream would have predicted that we could achieve this position when the company was formed back in 2006. Nonetheless, management and the board have aggressively pursued a vision to achieve this position, and the entire Windstream team has done a phenomenal job over the past four years of preparing the company for long-term success.

We enter 2011 with great excitement about the future and a strong commitment to executing a strategy that will further set Windstream apart from its historical peers in the marketplace. Improving the company's revenue trajectory, optimizing its cost structure and pursuing a selective acquisition strategy are the pillars of that strategy. Together, they will enhance the long-term sustainability of both our cash flows and our dividend.

Strategic Highlights

In 2010, we completed four targeted acquisitions that added well-running businesses to our portfolio and strengthened our focus on consumer broadband and business customers, which now represent approximately 60 percent of our revenue. With the acquisitions, Windstream now operates in 29 states and the District of Columbia with annual revenue and Adjusted OIBDA (operating income before depreciation and amortization excluding non-cash pension expense, stock compensation expense and restructuring charges) of $4.1 billion and $2.1 billion, respectively.

NuVox, Inc., a privately held competitive local exchange carrier, delivered approximately 104,000 data and integrated solutions connections in complementary markets in 16 states across the Southeast and Midwest, providing Windstream with expanded reach to focus on growing opportunities in the small and medium business markets.

Iowa Telecom added approximately 247,000 access lines, 96,000 high-speed Internet customers and 25,000 digital TV customers in Iowa and Minnesota. The acquisition provided Windstream with increased scale and annual synergies of approximately $35 million in operating expenses and capital expenditure savings, as well as tax assets with an estimated net present value of approximately $130 million. In addition, we were pleased to welcome Iowa Telecom Chairman and CEO Alan Wells to the Windstream board of directors.

The acquisition of Q-Comm Corporation's wholly owned subsidiaries Kentucky Data Link, Inc., (KDL), a fiber services provider in 22 states, and Norlight, Inc., a competitive local exchange services company added attractive businesses in highly complementary markets. KDL's contiguous fiber network spans nearly 30,000 fiber route miles, more than doubling our existing fiber and providing both network efficiencies and additional growth opportunities, particularly with wireless backhaul services.

Our fourth acquisition, Hosted Solutions, further broadened our business portfolio with five best-in-class data centers offering managed services, cloud computing and co-location. Hosted's highly skilled management team has been given charge of Windstream's existing data centers and tasked with leveraging its expertise in delivering complex offerings to customers of various sizes. This acquisition meets an increasing demand for data center and managed hosting services from our current business clients, and Hosted's resources, combined with our expansive network, enable Windstream to act as an end-to-end communications and technology solutions provider.

Also on the strategic front, Windstream was awarded more than $181 million in federal stimulus grants to extend our broadband network into unserved areas of rural America. Windstream will match these grants with $60 million of its own capital over the next two years. This investment will enable us to expand broadband availability to approximately 93 percent of our customers while enhancing broadband speeds in underserved areas, which should result in attractive growth opportunities given the pent-up demand in these areas.

It's important to note that we will invest for growth in new projects for our business clients, including expanding data center services and success-based fiber initiatives that are tied to long-term contracts. All of these capital projects create growth opportunities and, in 2011, will qualify for 100 percent depreciation under federal tax law.

Financial Highlights

Prior to the transactions we completed in 2010, our revenue and OIBDA declines were in the mid to low single digits. The acquisitions, combined with our strategic focus and solid execution, are transforming the underlying growth characteristics of our business as evidenced by our 2010 pro-forma performance.

For the year, Windstream generated revenue of $4.1 billion, a 2.2 percent decrease year over year, compared to a 5 percent decline in our 2009 heritage results. Adjusted OIBDA was $2.1 billion, which was flat year over year as a result of the improving revenue trends, the realization of roughly $55 million in deal synergies, and solid cost management efforts throughout the entire organization.

Importantly, while the team was busy completing several integrations, we also achieved our revenue, Adjusted OIBDA and free cash flow goals in 2010. Under Generally Accepted Accounting Principles, Windstream generated $818 million in adjusted free cash flow (OIBDA excluding merger and integration expense, cash interest, cash taxes, capital expenditures and cash pension contributions) for the year, a decrease of less than 1 percent year-over-year even with a $41 million cash contribution to the pension plan, and our dividend payout ratio was 57 percent for the year.

Operating Highlights

Operationally, our team did a fantastic job executing our organic business plan, resulting in industry leading performance. In the business channel, we focused on revenue and profitability, and, importantly, business revenues grew 2 percent during the fourth quarter. We added high-speed Internet customers and saw growth in sales of advanced data and integrated solutions, which was driven by strong results in our expanded business markets as well as growth in Ethernet Internet access sales.

In the consumer channel, we continue to see growth in broadband units and complementary broadband features. This growth combined with our innovative Price for Life offering and expanded distribution is stabilizing the consumer channel, which is an important component of our strategy to improve our top-line trends.

2011 Outlook

As we approach our fifth anniversary, Windstream is a very different company than we were when we spun off from Alltel Corp. While size alone has never been our goal, we have grown through a disciplined acquisition strategy and are a stronger company with much brighter prospects. Our business channel is broader and deeper than it has ever been, and we believe the company is positioned to capitalize on growth as customer needs increase.

On the regulatory front, the Federal Communications Commission is moving to modernize and streamline its intercarrier compensation and universal service policies. Windstream has long supported reform, and we are pleased the FCC recognizes the importance of adopting forward-looking reforms with sensible transitions and reasonable opportunities to recover revenues. Further, we are pleased by the FCC's intent to better target universal service funds so that existing networks continue to receive necessary support while new broadband facilities can be deployed in rural areas that otherwise would be uneconomic to serve.

In 2011, we will focus on completing the integrations of Q-Comm and Hosted Solutions. We plan to invest capital for growth through success-based initiatives such as wireless backhaul service and data center expansions. With the stimulus grants, we will expand and enhance our broadband capabilities. These investments, along with our recent acquisitions and improving legacy performance, will create a path to realize revenue growth in the future.

We will be mindful of strategic opportunities with a continued bias toward well-run companies that advance our strategy to grow revenue and free cash flow. Any strategic opportunities also will be assessed against our plan to reduce total leverage to historical levels.

In conclusion, I want to thank the Windstream team for all its hard work in what truly was a transformative year. I also want to thank our stockholders for your confidence in this enterprise. We understand that we work for you, and we take great pride in building a company that creates value for our investors.

Jeffery R. Gardner
President and Chief Executive Officer
March 24, 2011

WINDSTREAM CORPORATION

Table of Contents

WINDSTREAM CORPORATION

4001 Rodney Parham Road
Little Rock, Arkansas 72212
Telephone: (501) 748-7000
www.windstream.com

NOTICE OF 2011 ANNUAL MEETING OF STOCKHOLDERS

To be Held May 4, 2011

To the Stockholders of Windstream Corporation:

Notice Is Hereby Given That the 2011 Annual Meeting of Stockholders of Windstream Corporation ("Windstream") will be held at the Capital Hotel, 111 West Markham, Little Rock, Arkansas 72201, on Wednesday, May 4, 2011 at 11:00 a.m. (local time), for the following purposes:

1. To elect nine directors to serve until the 2012 Annual Meeting of Stockholders or until their successors are duly elected and qualified or until their earlier removal, resignation or death;
2. To vote on an advisory (non-binding) resolution on executive compensation;
3. To vote on an advisory (non-binding) resolution on the frequency of advisory votes on executive compensation;
4. To ratify the appointment of PricewaterhouseCoopers LLP as Windstream's independent registered public accountant for 2011;
5. To vote on two stockholder proposals; and
6. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

Only holders of Common Stock of record at the close of business on March 15, 2011 are entitled to notice of and to vote at the meeting or at any adjournment or postponement thereof.

Beginning on March 24, 2011, we began mailing our stockholders a notice containing instructions on how to access our 2010 Annual Report, Proxy Statement and Annual Report on Form 10-K and to vote online. The notice also included instructions on how to receive those Annual Meeting materials by mail. If you received those Annual Meeting materials by mail, the proxy card from the Board of Directors was enclosed with this notice and those materials.

By Order of the Board of Directors,

John P. Fletcher
Secretary

Little Rock, Arkansas
March 24, 2011

WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE VOTE AS SOON AS POSSIBLE TO RECORD YOUR VOTE PROMPTLY. PRIOR TO THE MEETING YOU MAY VOTE ON THE INTERNET, BY TELEPHONE OR BY MAIL.

Important notice regarding the availability of proxy materials for the 2011 Annual Meeting of Stockholders to be held on May 4, 2011. Windstream's Proxy Statement and Annual Report to security holders for the fiscal year ended December 31, 2010 is also available at www.windstream.com.

WINDSTREAM CORPORATION

4001 Rodney Parham Road
Little Rock, Arkansas 72212
Telephone: (501) 748-7000
www.windstream.com

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Windstream Corporation ("Windstream") to be used at its 2011 Annual Meeting of Stockholders. The meeting will be held at the Capital Hotel, 111 West Markham, Little Rock, Arkansas 72201 on Wednesday, May 4, 2011 at 11:00 a.m. (local time).

TABLE OF CONTENTS

INTERNET AVAILABILITY OF PROXY MATERIALS

Under U.S. Securities and Exchange Commission (SEC) rules, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. Beginning March 24, 2011, we mailed to our stockholders (other than those who previously requested electronic or paper delivery) a notice containing instructions on how to access our proxy materials, including our proxy statement and our annual report. The notice also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the notice. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

VOTING INFORMATION

Shares represented by properly executed proxies will be voted at the annual meeting of stockholders ("the Annual Meeting"). If a choice is specified by a stockholder, the proxy will be voted in accordance with that choice. If no choice is specified by a stockholder, the proxy will be voted in accordance with the recommendations of the Windstream Board of Directors.

Any stockholder executing a proxy retains the right to revoke it at any time prior to exercise at the Annual Meeting. A proxy may be revoked by delivery of written notice of revocation to the Secretary of Windstream, by execution and delivery of a later proxy or by voting the shares in person at the Annual Meeting. If not revoked, all shares represented by properly executed proxies will be voted as specified therein.

The close of business on March 15, 2011 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournment thereof. On the record date, there were outstanding and entitled to vote 509,982,073 shares of Common Stock. This proxy statement is being made available to stockholders beginning on March 24, 2011.

Required Vote. On all matters to be acted upon at the meeting, each share of Common Stock is entitled to one vote per share. Windstream's Bylaws require that, in an uncontested election, each director be elected by the affirmative vote of a majority of the votes cast at the meeting, either in person or by proxy (in other words, the number of shares voted "for" a director nominee must exceed the number of votes cast "against" that director nominee). In a contested election (a situation in which the number of nominees exceeds the number of directors to be elected), a plurality standard would apply to election of directors, and under a plurality standard the nominees for election of directors who receive the greatest number of votes cast for the election of directors at the meeting by the shares represented in person or by proxy and entitled to vote would be elected directors. The 2011 election has been determined to be an uncontested election, and the majority vote standard will apply.

If a nominee who is serving as a director is not elected at the Annual Meeting, Delaware law provides that the director would continue to serve on the Board as a "holdover director". However, under our Bylaws, each director annually submits an advance, contingent, irrevocable resignation that the Board may accept if the director fails to be elected through a majority vote. In that situation, the Governance Committee of the Board of Directors would consider the tendered resignation of any nominee who failed to receive a majority vote and make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board will act on the Governance Committee's recommendation to it within 90 days from the date the election results are certified and then publicly disclose its decision and the rationale behind it. If a nominee who was not already serving as a director fails to receive a majority of votes cast at the annual meeting, Delaware law provides that the nominee does not serve on the Board as a "holdover director". In 2011, all director nominees are currently serving on the Board.

Except for the non-binding advisory vote on the frequency of advisory votes on executive compensation, all matters to be submitted to a vote by the stockholders at the Annual Meeting must be approved by the affirmative vote of the majority of the shares present in person or by proxy and entitled to vote on the matter. However, because the vote on the frequency of advisory votes on executive compensation is advisory and non-binding, and because the presence of three frequency options on the ballot creates the potential that no option will receive majority support, the frequency option that receives the greatest number of votes will be considered the frequency recommended by the Company's stockholders.

Beneficial Owners of Shares Held in Street Name. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a "broker non-vote".

The ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accountant for 2011 (Proposal No. 4) is considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to exist in connection with Proposal No. 4.

The election of directors (Proposal No. 1), the advisory votes on executive compensation and the frequency of advisory votes on executive compensation (Proposals No. 2 and 3) and the shareholder proposals (Proposals No. 5 and 6) are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on Proposals No. 1, No. 2, No. 3, No. 5 and No. 6.

Effect of Broker Non-Votes and Abstentions. Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. Broker non-votes and abstentions will have no effect on the outcome of the election of directors because they will not be considered votes cast. In the case of each proposal other than election of directors, broker non-votes will have no effect on the outcome of each vote, but abstentions will have the same effect as a vote "AGAINST" each item. In order to minimize the number of broker non-votes, Windstream encourages you to provide voting instructions to the organization that holds your shares by carefully following the instructions provided in the notice of internet availability of proxy materials.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The number of directors that serve on the Windstream Board of Directors is currently set at nine and may be fixed from time to time in the manner provided in Windstream's Bylaws. The nine current members of the Board of Directors will stand for election as directors at the 2011 Annual Meeting of Stockholders, and the size of the Board is expected to be fixed at nine at such time. Directors are elected to serve until the 2012 Annual Meeting of Stockholders or until their successors are duly elected and qualified or until their earlier removal, resignation or death. The slate of nine nominees set forth below has been chosen by the Board upon the recommendation of the Governance Committee.

Unless otherwise directed, the persons named in the form of proxy for the Annual Meeting will vote that proxy for the election of the nine persons named below. In case any nominee is unable to serve (which is not anticipated), the persons named in the proxy may vote for another nominee of their choice. For each nominee, there follows a brief listing of principal occupations for at least the past five years, other major affiliations, Windstream Board Committees, age, and the year in which each such person was initially elected as a Windstream director. The following description of each director also outlines the specific experience, qualifications, attributes or skills that support the Board's conclusion that the nominee should serve as a director.

Carol B. Armitage, age 53, has served as a director of Windstream since September 2007 and serves on the Audit Committee and the Governance Committee. Ms. Armitage has served as a telecommunications consultant since 1998. From 1995 to 1997 she served as Senior Vice President, Technology and Strategy at General Instrument. Prior to 1995 she held various management and engineering positions during sixteen years of service with Bell Laboratories and Network Systems (which later became Lucent). Since March 2010, Ms. Armitage has served as Chairman of the Board of SCALA, Inc., a provider of digital signage and advertising management solutions. From 2000 to February 2010, she served as Vice Chairman of SCALA. From 2003-2004, Ms. Armitage served as Chairman of the Board and was on the Audit Committee of YDI Wireless, a public company engaged in the development and provision of wireless fiber technologies.

Ms. Armitage's qualifications for election to the Board include her extensive knowledge of technologies impacting the communications industry based on her deep industry experience and her educational training including an M.S. in electrical engineering from Princeton University. Her service on the boards of other companies has given her additional experience in strategic planning, financial reporting, and mergers and acquisitions.

Samuel E. Beall, III, age 60, has served as a director of Windstream since November 2006 and serves on the Compensation Committee and Governance Committee. Mr. Beall has served as Chairman of the Board and Chief Executive Officer of Ruby Tuesday, Inc. since May 1995 and also as President of Ruby Tuesday, Inc. since July 2004. Ruby Tuesday, Inc. is a New York Stock Exchange listed company that owns and operates casual dining restaurants under the Ruby Tuesday brand.

Mr. Beall's qualifications for election to the Board include his ability to provide the perspective of an active chief executive officer of a public company, which gives him unique insights into Windstream's challenges and opportunities. As a current chief executive officer of a public company and a director of several private businesses, he has insight on managing complex business operations, overseeing business risk, designing compensation programs that motivate people, and developing national advertising campaigns.

Dennis E. Foster, age 70, has served as Chairman of the Board of Windstream since February 2010. From July 2006 to February 2010, he served as Lead Director, and Mr. Foster continues to perform the role of Lead Director in his role as Chairman. Mr. Foster was a director of Alltel Holding Corp. (a predecessor corporation to Windstream) from June 2006 to July 2006. Mr. Foster serves as Chairman of the Governance Committee and is a member of the Compensation Committee. Mr. Foster is a principal in Foster Thoroughbred Investments (thoroughbred racing, breeding and training operations) in Lexington, Kentucky, which he joined in June 1995. Mr. Foster served as a director of Alltel Corporation from 1998 through 2006. Prior to his retirement in 2000, Mr. Foster held a number of leadership positions in the telecommunications industry, including President and Chief Executive Officer of 360° Communications and Senior Vice President of the Local Telecommunications Division of Sprint Corporation, and he has over 40 years of experience in the telecommunications industry. Mr. Foster is also a director and serves on the Compensation and Governance Committees of YRCW (Yellow Roadway Corporation Worldwide) and is a director and Chairman of the Audit Committee of NiSource Inc.

Mr. Foster's qualifications for election to the Board include his ability to provide the insight and perspectives of a successful and long-serving senior executive in the telecommunications industry. Having formerly served as president and chief executive officer of a telecommunications company, he has insight on managing people, overseeing business risk and understanding financial statements. As a result of currently serving as chairman of Windstream and as a director of two other public companies (which directorships include serving as chairman of Windstream's governance committee and a member of its compensation committee, chairman of YRCW's compensation committee, and chairman of NiSource Inc.'s audit committee), Mr. Foster also has particular experience with corporate governance issues, as well as the capital markets, the challenges of financing in the current economy and the merger and acquisitions environment.

Francis X. ("Skip") Frantz, age 57, has served as a director of Windstream since 2006 and served as Chairman of the Board of Alltel Holding Corp. from December 2005 to July 2006 and of Windstream from July 2006 until February 2010 when, to enhance Windstream's corporate governance profile, Mr. Frantz and the Board determined to select a Chairman who is "independent", as defined by applicable stock exchange rules (because of compensation arrangements implemented in connection with the 2006 spin-off of Windstream from Alltel Corporation, Mr. Frantz is not "independent" and, as currently defined, would not qualify as "independent" until 2013). Mr. Frantz has served as Chairman of Swyft Technology, LLC (a provider of interaction management technology) in Jacksonville, Florida, since February 2010. Prior to January 2006, Mr. Frantz was Executive Vice President-External Affairs, General Counsel and Secretary of Alltel Corporation. Mr. Frantz joined Alltel in 1990 as Senior Vice President and General Counsel and was appointed Secretary in January 1992 and Executive Vice President in July 1998. While with Alltel, he was responsible for Alltel's mergers and acquisitions negotiations, wholesale services group, federal and state government and external affairs, corporate communications, administrative services, and corporate governance, in addition to serving as Alltel's chief legal officer. Mr. Frantz served as the 2006 and 2007 Chairman of the Board and of the Executive Committee of USTelecom, a telecom trade association. Because Mr. Frantz is not "independent", he is disqualified, under applicable stock exchange rules, from being a member of the Audit, Compensation, or Governance Committees.

Mr. Frantz's qualifications for election to the Board include his ability to provide insight and perspective on a wide range of issues facing business enterprises based on his long tenure as a senior executive in the telecommunications industry. Mr. Frantz's over 15-year career as a senior telecom executive in various capacities provides him with a thorough understanding of all aspects of Windstream's business, and his service as a director and Chairman of USTelecom provides Mr. Frantz with additional experience and insight in telecommunications policy and regulation. Through his current position as Chairman of an emerging technology company and his prior role as Chairman of Windstream and, before that, as a senior executive at Alltel Corporation, Mr. Frantz has extensive experience in corporate governance, mergers and acquisitions, risk management, and capital market transactions, in addition to the specific aspects of the telecom industry.

Jeffery R. Gardner, age 51, President and Chief Executive Officer of Windstream since July 2006. Mr. Gardner has been a director of Windstream since July 2006 and was a director of Alltel Holding

Corp. from December 2005 to July 2006. Alltel Corporation appointed Mr. Gardner in December 2005 to serve as President and Chief Executive Officer of Alltel Holding Corp. Prior to January 2006, Mr. Gardner was the Executive Vice President and Chief Financial Officer of Alltel. Mr. Gardner has been in the communications industry since 1986 and joined Alltel in 1998 when Alltel and 360° Communications merged. While with 360° Communications, he held a variety of other senior management positions such as Senior Vice President of Finance, President of the Mid-Atlantic Region, Vice President and General Manager of Las Vegas and Director of Finance. Since 2008, he has served as a member of the Executive Committee of USTelecom, a telecom trade association. He is a director and a member of the Audit Committee of RF Micro Devices, based in Greensboro, North Carolina.

The Board believes it is important that Windstream's Chief Executive Officer serve on the Board, as the position of Chief Executive Officer puts Mr. Gardner in a unique position to understand the challenges and issues facing Windstream. Mr. Gardner's qualifications for election to the Board include the demonstrated leadership skills and experience that qualify him to serve as Chief Executive Officer of Windstream. Mr. Gardner's service on the board of another public company and several non-profit organizations also provides him with a broad perspective on the challenges and opportunities facing Windstream and the communities it serves.

Jeffrey T. Hinson, age 56, has served as a director of Windstream since July 2006 and served as a director of Alltel Holding Corp. from June 2006 to July 2006. Mr. Hinson also serves as Chairman of the Audit Committee and as a member of the Governance Committee. Mr. Hinson has served as President of YouPlus Media, LLC, since June 2009. From July 2007 to July 2009, Mr. Hinson served as the President and Chief Executive Officer and a member of the board of directors of Border Media Partners, LLC. Mr. Hinson served as a financial consultant from January 1, 2006 to June 30, 2007. Mr. Hinson served as a consultant to Univision Communications Inc., a Spanish language media company in the United States from July 2005 to December 2005. Mr. Hinson served as Executive Vice President and Chief Financial Officer of Univision Communications from March 2004 to June 2005. He served as Senior Vice President and Chief Financial Officer of Univision Radio, the radio division of Univision Communications, from September 2003 to March 2004. From 1997 to 2003, Mr. Hinson served as Senior Vice President and Chief Financial Officer of Hispanic Broadcasting Corporation, which was acquired by Univision Communications in 2003 and became the radio division of Univision Communications. Mr. Hinson is a director and Chairman of the Audit Committee of LiveNation and a director and Chairman of the Audit Committee of TiVo, Inc.

Mr. Hinson's qualifications for election to the Board include his extensive financial and accounting experience. Through his current service on the audit committees of three public companies and his prior service as a chief financial officer of two public companies, Mr. Hinson has deep experience in overseeing financial reporting processes, internal accounting and financial controls, independent auditor engagements, and the other functions of an audit committee of a public company. The Windstream Board has also determined that Mr. Hinson qualifies as an "audit committee financial expert", as defined by the rules of the Securities and Exchange Commission ("SEC"). His service on the boards of other public companies in diverse industries also allows him to offer a broad perspective on the challenges and opportunities facing Windstream.

Judy K. Jones, age 67, has served as a director of Windstream since July 2006 and served as a director of Alltel Holding Corp. from June 2006 to July 2006. Ms. Jones also serves as a member of the Audit Committee and the Governance Committee. She is currently a member of the board of directors of Lovelace Respiratory Research Institute and of Lovelace Scientific Resources. She held various senior administrative positions at the University of New Mexico from 1988 to 2006, including Vice President for Advancement, Associate Vice President for Strategic Initiatives (Health Sciences Center) and Chief of Staff to the President of the University. She also held senior administrative positions with New Mexico state government and is a former management consultant serving public sector clients for a major national accounting firm.

Ms. Jones' qualifications for election to the Board include her expertise in financial and accounting matters. Through her prior experience as a senior executive at a state university and in state government and her experience on the boards of non-profit institutions, Ms. Jones has experience in reviewing and evaluating financial statements, financial budgets and forecasts, investment portfolios of public endowments, and other public finance matters. The Windstream Board has determined that Ms. Jones qualifies as an "audit committee financial expert", as defined by the rules of the SEC. Her broad state government and higher education experience also allows her to offer insights and perspectives on government policy, structure and operations; public relations and marketing issues; the needs of colleges and universities, which are an important customer segment for Windstream; and information technology and strategic planning.

William A. Montgomery, age 62, has served as a director of Windstream since July 2006 and served as a director of Alltel Holding Corp. from June 2006 to July 2006. Mr. Montgomery also serves as Chairman of the Compensation Committee and is a member of the Governance Committee. Mr. Montgomery has been a private investor since 1999. From 1989 to 1999, Mr. Montgomery was Chief Executive Officer of SA-SO Company, a company engaged in the distribution of municipal and traffic control products based in Dallas, Texas. Prior to 1989, Mr. Montgomery worked as a registered representative in the financial services industry and has over 12 years of experience in the financial services industry, most recently serving with Morgan Stanley in the Private Client Services group from 1985 to 1989.

Mr. Montgomery's qualifications for election to the Board include his wide range of financial and business experience. In his current role as Chair of the Compensation Committee of Windstream and through his professional career including his prior role as a chief executive officer of a private company, Mr. Montgomery has experience in strategic planning, risk management, compensation plans and policies, and capital market transactions. Mr. Montgomery's service on the boards of non-profit organizations also provides him with a broad perspective on the challenges and opportunities facing Windstream and the communities it serves.

Alan L. Wells, age 51, has served as a director of Windstream since June 2010, and served as Chief Executive Officer of Iowa Telecommunication Services, Inc. ("Iowa Telecom") and Chairman of the board of directors from 2004 to 2010. He joined Iowa Telecom in 1999 as President and Chief Operating Officer, and was appointed to the role of President and Chief Executive Officer in 2002. Prior to joining Iowa Telecom, Mr. Wells was Senior Vice President and Chief Financial Officer at MidAmerican Energy Holdings Company (MidAmerican), a Des Moines, Iowa-based electric and gas utility holding company, from 1997 until 1999. During the same period, Mr. Wells also served as President of MidAmerican's non-regulated businesses. Mr. Wells held various executive and management positions with MidAmerican, its subsidiaries, and Iowa-Illinois Gas and Electric, one of its predecessors, from 1993 through 1999. Prior to that, Mr. Wells was with Deloitte Consulting (previously Deloitte & Touche Consulting) and previously held various positions with the Public Utility Commission of Texas and Illinois Power Company.

Mr. Wells' qualification for election to the Board include his wide range of operational and financial experiences in regulated industries and associated businesses. Through his prior experience as a senior executive in the telecommunications and other regulated industries, he has insight on managing complex regulated enterprises, developing strategic plans in changing regulatory environments, overseeing financial reporting processes, and executing large capital market transactions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR EACH OF THE FOREGOING NOMINEES. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED FOR EACH OF THE FOREGOING NOMINEES UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE.

BOARD AND BOARD COMMITTEE MATTERS

During 2010, there were ten meetings of Windstream's Board. All of the directors attended 75% or more of the meetings of the Windstream Board of Directors and Board Committees on which they served during the periods in which they served. Directors are expected to attend each annual meeting of stockholders. Each director attended the 2010 Annual Meeting of Stockholders except for Mr. Wells who was not a nominee for election or a member of the Board at the date of the 2010 Annual Meeting of Stockholders.

The Windstream Board of Directors has affirmatively determined that all of the nominees for director, except Messrs. Francis X. Frantz, Jeffery R. Gardner and Alan L. Wells, have no material relationship with Windstream and are independent directors under NASDAQ listing standards. With the exception of Mr. Wells, each of the director nominees was elected at the 2010 Annual Meeting of Stockholders. Mr. Wells was the Chief Executive Officer of Iowa Telecom and was appointed as a non-executive director of Windstream at the time of the closing of Windstream's acquisition of Iowa Telecom in June 2010.

The Board has adopted categorical standards for use in determining whether any relationship between a director and Windstream is a material relationship that would impair the director's independence. Specifically, the Board has determined that one or more relationships between a director and Windstream during the past three fiscal years will not constitute a material relationship that would interfere with the director's exercise of independent judgment if each such relationship falls within one or more of the following categorical standards:

(1) The director, or one or more members of the director's immediate family, purchased services or products from Windstream in the ordinary course of business and on terms generally available to employees or customers;

(2) The director, or one or more members of the director's immediate family, was either a director of an entity or owned five percent or less of an entity, or both, that has a business relationship with Windstream, as long as the director or immediate family member was not an executive officer or employee of such entity;

(3) The director or one or more members of the director's immediate family was a director or trustee of an entity that had a charitable relationship with Windstream and that made payments to, or received from, Windstream in any fiscal year in an amount representing less than $500,000 for the year in question;

(4) The director or a member of the director's immediate family was a partner, controlling shareholder, executive officer or employee of an entity that made payments to, or received payments from, Windstream in any year in question that account for less than $200,000 or, if greater, five percent of the entity's consolidated gross revenues for the year in question.

Since the inception of Windstream, the positions of Chief Executive Officer and Chairman have been held by separate individuals. The Board of Directors believes this board leadership structure improves the ability of the Board of Directors to exercise its oversight role over management by having a director who is not an officer or member of management to serve in the role of Chairman. Mr. Gardner has served as Windstream's CEO from 2006 to the present, and Mr. Frantz served as Chairman of Windstream from 2006 to 2010. In 2010, in order to enhance Windstream's corporate governance profile, Mr. Frantz and the Board of Directors chose to select a Chairman who is "independent", as defined by applicable stock exchange rules. Although Mr. Frantz has not been an officer or employee of Windstream for more than three years, he is not "independent" and, as currently defined, would not qualify as "independent" prior to 2013, because of compensation arrangements implemented in connection with his departure from Alltel and the 2006 spin-off of Windstream from Alltel Corporation. Having an independent Chairman also simplifies Windstream's corporate governance structure by allowing the Chairman to convene executive sessions with independent directors and dispensing with the need for a separate director to discharge the role of Lead Director.

The standing Committees of the Windstream Board of Directors are the Audit Committee, Compensation Committee and the Governance Committee. Each of the Audit, Compensation, and Governance Committees has a written charter and is comprised entirely of independent directors, as defined under NASDAQ listing standards. A brief description of the functions of the Audit, Compensation, and Governance Committees is set forth below.

The Windstream Corporate Governance Board Guidelines specify that the independent directors of the Board must meet at regularly scheduled executive sessions without management and that an independent director selected from time to time by the independent directors shall preside at executive sessions of independent directors. The Windstream Board of Directors has designated Mr. Foster, Chairman of the Board, to serve as the Lead Director to preside at the executive sessions until his successor is appointed. During 2010, the executive sessions of the independent directors specified in the Board Guidelines generally occurred at the end of each regular meeting of the Board.

The Audit Committee held five meetings during 2010. The Audit Committee assists the Windstream Board of Directors in overseeing Windstream's consolidated financial statements and financial reporting process, disclosure controls and procedures and systems of internal accounting and financial controls, independent auditors' engagement, performance, independence and qualifications, internal audit function, and legal and regulatory compliance and ethics programs as established by Windstream management and the Board of Directors. The Audit Committee has been established by the Windstream Board of Directors for the purpose of overseeing the accounting and financial reporting processes of Windstream and the audits of the consolidated financial statements of Windstream as contemplated by Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Audit Committee are Mr. Hinson and Mses. Armitage and Jones, and the Windstream Board of Directors has determined that each of Mr. Hinson and Ms. Jones is an "audit committee financial expert", as defined by the rules of the SEC.

The Compensation Committee held four meetings during 2010. The Compensation Committee assists the Windstream Board of Directors in fulfilling its oversight responsibility related to the compensation programs, plans, and awards for Windstream's directors and principal officers. For more information regarding the Compensation Committee, see "Management Compensation — Compensation Discussion and Analysis".

The Governance Committee held two meetings during 2010. In February 2010, the Board of Directors expanded the Governance Committee to include all independent directors of Windstream. The Governance Committee oversees Windstream's director nomination and screening process, succession planning for the Chief Executive Officer position, the annual self-evaluation of the Board and each Board Committee, and compliance with Windstream's related party transaction policy and stock ownership guidelines. On an annual basis, the Governance Committee reviews and assesses Windstream's Corporate Governance Board Guidelines and recommends any proposed changes to the Board of Directors for approval.

The Governance Committee identifies individuals qualified to become members of the Windstream Board of Directors and recommends director nominees to the Board for each annual meeting of stockholders. The Governance Committee identifies candidates through various methods, including recommendation from directors, management, and stockholders. The Governance Committee has the sole authority to retain and terminate search firms to be used to identify director candidates and to approve the search firm's fees and other retention terms. The Committee recommends director nominees to the Board for approval. The Governance Committee periodically reviews with the Chairman and the Chief Executive Officer the appropriate skills and characteristics required of Board members in the context of the composition of the Board and an assessment of the needs of the Board from time to time. The Governance Committee considers applicable Board and Board committee independence requirements imposed by Windstream's Corporate Governance Board Guidelines, NASDAQ listing standards, and applicable law. The Governance Committee also considers, on a case-by-case basis, the number of other boards and board committees on which a director candidate serves. The Governance Committee seeks candidates who evidence personal characteristics of high personal and professional integrity; intelligence and independent judgment; broad training and experience at the policy-making level in business;

strong interpersonal and communication skills; demonstrated ability to solve problems and to build consensus among diverse viewpoints; a commitment to serve on the Board over a period of several years to develop knowledge about Windstream, its strategy, and its principal operations; a willingness to evaluate management performance objectively; and the absence of activities or interests that could conflict with the director's responsibilities to Windstream. The Governance Committee does not have a formal policy on diversity with regard to consideration of director nominees, but the Governance Committee considers diversity in its selection of nominees and seeks to have a board that reflects a diverse range of views, backgrounds and experience.

The Governance Committee will consider director candidates recommended by stockholders. To qualify for such consideration, stockholder recommendations must be submitted to the Governance Committee in accordance with the substantive and procedural requirements set forth in Windstream's Bylaws, as discussed below under the caption "Other Matters". The Governance Committee does not have a specific policy regarding the consideration of stockholder recommendations for director candidates because the Committee intends to evaluate stockholder recommendations in the same manner as it evaluates director candidates recommended by other sources.

Management of Windstream has the primary responsibility for managing the risks facing Windstream, subject to the oversight of the Board of Directors. Each Committee of the Board assists the Board of Directors to discharge its risk oversight role by performing the subject matter responsibilities outlined above in the description of each Committee. The Board of Directors retains full oversight responsibility for all subject matters not assigned to Committees including risks presented by business strategy, competition, regulation, general industry trends including the disruptive impact of technological change, capital structure and allocation, and mergers and acquisitions. The Board of Directors supplements its ability to discharge its risk oversight role by receiving a report on the results of an annual risk assessment of Windstream that is prepared by the Internal Audit Department. This survey is used primarily to assist the Internal Audit Department to prepare the scope of its annual audit plan, subject to the review and approval of the Audit Committee. Internal Audit prepares the risk assessment by conducting risk assessment interviews and surveys with management across the Company to identify individual process and Company-wide risks. An annual report on the top risks to Windstream identified by this assessment process is presented to the Audit Committee and the full Board.

Windstream's Corporate Governance Board Guidelines, its code of ethics policy entitled "Working With Integrity", and the charters for the Audit, Compensation and Governance Committees are available on the Investor Relations page of the Windstream Corporation website at www.windstream.com/investors. Copies of each of these documents are also available to stockholders who submit a request to Windstream Corporation, ATTN: Investor Relations, 4001 Rodney Parham Road, Little Rock, AR 72212. Stockholders and other interested parties may contact the Chairman of the Board or the non-management directors of the Windstream Board of Directors by writing to Windstream Corporation, ATTN: Chairman of the Board or Non-Management Directors, c/o Corporate Secretary, 4001 Rodney Parham Road, Little Rock, AR 72212.

STOCK OWNERSHIP GUIDELINES

The Windstream Board of Directors has adopted minimum stock ownership guidelines for Windstream's directors and executive officers. Directors who are not executive officers are expected to maintain beneficial ownership of shares of Windstream Common Stock valued at least five times the annual cash retainer paid to non-management directors. Executive officers are expected to maintain beneficial ownership of shares of Common Stock at the following levels: ten times base salary for the Chief Executive Officer; five times base salary for each of the Chief Financial Officer, Chief Operating Officer and General Counsel; and three times base salary for all other executive officers. Directors have a transition period of five years from their initial election (or, for incumbent directors as of November 2006, until the date of the 2011 Annual Meeting of Stockholders), and executive officers have a transition period of three years from their initial election to meet the applicable ownership guidelines and, thereafter, one year to meet any increased ownership requirements resulting from changes in stock price, annual base fee, annual base salary, or applicable ownership levels occurring since the initial deadline. During the transition period and until the director or officer satisfies the specified ownership levels, the guidelines impose a retention ratio that provides that each officer and director is expected to retain at least 50% of the shares received, net of tax payment obligations, upon the vesting of restricted stock or the exercise of stock options. Directors and officers are also required to hold for at least six months all shares received, net of tax payment obligations, upon vesting of restricted stock or the exercise of stock options. For the purposes of the guidelines, unvested shares or units of restricted stock (including the performance based restricted stock units granted in 2011) are considered to be owned.

Based on the foregoing, the table below sets forth the number of shares of Common Stock that each named executive officer is expected to own by the 2011 Annual Meeting of Stockholders, which amounts were determined based on each person's position with Windstream and base salary as of the date of Windstream's 2010 Annual Meeting of Stockholders:

Named Executive Officers	Guideline Share Amount
Jeffery R. Gardner	900,909
Anthony W. Thomas	197,142
Brent Whittington	272,727
John P. Fletcher	200,000
Cynthia B. Nash	102,857

Based on current ownership amounts, Windstream expects that each of its executive officers will be in compliance with the stock ownership guidelines at the time of the 2011 Annual Meeting of Stockholders. Following the 2011 Annual Meeting of Stockholders, the executive officers will have until 2012 Annual Meeting of Stockholders to meet increased share guidelines resulting from changes in stock price, annual base salary or ownership levels since the 2011 Annual Meeting of Stockholders. The actual shares held by the executive officers can be found in the Security Ownership of Directors and Executive Officers table.

The table below sets forth the number of shares of Common Stock that each non-management director is expected to own and which Annual Meeting of Stockholders is the deadline for achieving such ownership level. Based on current ownership amounts, Windstream expects that each non-management director will be in compliance with the stock ownership guidelines at the time of the 2011 Annual Meeting of Stockholders.

Non-Management Director	Guideline Share Amount	Deadline for Achieving Guideline Amount
Carol Armitage	21,216	2012 Annual Meeting
Samuel Beall	21,929	2011 Annual Meeting
Dennis Foster	21,929	2011 Annual Meeting
Francis Frantz	21,929	2011 Annual Meeting
Jeffrey Hinson	21,929	2011 Annual Meeting
Judy Jones	21,929	2011 Annual Meeting
Bill Montgomery	21,929	2011 Annual Meeting
Alan Wells	28,116	2015 Annual Meeting

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information, as of March 1, 2011, as to shares of Windstream Common Stock beneficially owned by each director, named executive officer who was serving as an executive officer at the end of 2010, and by all directors and executive officers of Windstream as a group. Except as otherwise indicated by footnote, the nature of the beneficial ownership is sole voting and investment power, and no shares are pledged as security:

	Amount and Nature of Beneficial Ownership			
Name of Beneficial Owners	Shares Beneficially Owned(1)	Unvested Restricted Shares(2)	Total Shares Beneficially Owned(3)	Percent of Class (if 1% or more)
Non-Management Directors				
Carol B. Armitage	26,266	6,074	32,340	*
Samuel E. Beall, III	38,901	6,074	44,975	*
Dennis E. Foster	148,005	6,074	154,079	*
Francis X. Frantz	635,120	6,074	641,194	*
Jeffrey T. Hinson	31,714	6,074	37,788	*
Judy K. Jones	29,470	6,074	35,544	*
William A. Montgomery	46,124	6,074	52,198	*
Alan L. Wells	209,719	16,070	225,789	*
Named Executive Officers				
Jeffery R. Gardner	929,043	522,958	1,452,001	*
Anthony W. Thomas	88,660	137,537	226,197	*
Brent Whittington	186,550	195,956	382,506	*
John P. Fletcher	166,409	160,673	327,082	*
Cynthia B. Nash	170,329	89,922	260,251	*
All Directors and Executive Officers as a Group	2,706,310	1,165,634	3,871,944	*

* indicates less than 1 percent

(1) Excludes unvested restricted shares and includes shares of Common Stock owned directly and shares held in the person's account under the Windstream 401(k) Plan, which are as follows: Gardner 678, Thomas 301, Whittington 2,077, Fletcher 11,137, and Nash -0-.

(2) Unvested shares of restricted stock are deemed beneficially owned because grantees of unvested restricted stock under Windstream's equity compensation plans hold the sole right to vote such shares. To date, Windstream has not granted stock options or other similar instruments that would provide the right to acquire beneficial ownership of Common Stock.

(3) In February 2011, Windstream granted performance-based restricted stock units (PBRSUs) to its executive officers. Because unvested PBRSUs do not provide the recipients the right to vote or other elements of beneficial ownership as defined under SEC rules, all unvested outstanding PBRSUs are omitted from this table. For informational purposes, the following table shows the outstanding unvested PBRSUs granted to each named executive officer:

Named Executive Officers	Total Shares Beneficially Owned	Unvested Performance Based Restricted Stock Units (PBRSUs)	Total Shares Beneficially Owned Including PBRSUs
Jeffery R. Gardner	1,452,001	273,348	1,725,349
Anthony W. Thomas	226,197	30,372	256,569
Brent Whittington	382,506	37,965	420,471
John P. Fletcher	327,082	30,372	357,454
Cynthia B. Nash	260,251	15,186	275,437

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Set forth below is information, as of March 1, 2011, with respect to any person known to Windstream to be the beneficial owner of more than 5% of any class of Windstream's voting securities, all of which are shares of Common Stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
Common Stock	BlackRock, Inc. 40 East 52nd Street New York, NY 10022	28,417,786	5.57%

(1) Based upon information contained in the Schedule 13G filed on February 9, 2011, BlackRock, Inc. has sole voting and investment control over these shares.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

This report provides information concerning the Compensation Committee of Windstream Corporation's Board of Directors. The Compensation Committee's Charter is available on the Investor Relations page of Windstream Corporation's website at www.windstream.com/investors. The Compensation Committee is comprised entirely of independent directors, as defined and required by NASDAQ listing standards.

The Compensation Committee has reviewed the disclosures under the caption "Compensation Discussion and Analysis" contained in Windstream Corporation's Proxy Statement on Schedule 14A for the 2011 Annual Meeting of Stockholders and has discussed such disclosures with the management of Windstream Corporation. Based on such review and discussion, the Compensation Committee recommended to the Windstream Board of Directors that the "Compensation Discussion and Analysis" be included in Windstream Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and Windstream Corporation's Proxy Statement on Schedule 14A for the 2011 Annual Meeting of Stockholders for filing with the Securities and Exchange Commission.

The Compensation Committee

William A. Montgomery, Chairman
Samuel E. Beall, III
Dennis E. Foster

AUDIT COMMITTEE REPORT

This report provides information concerning the Audit Committee of Windstream Corporation's Board of Directors. The Audit Committee's Charter is available on the Investor Relations page of Windstream Corporation's website at www.windstream.com/investors. The Audit Committee is comprised entirely of independent directors, as defined and required by NASDAQ listing standards and comprised entirely of directors who are financially literate. Additionally, Mr. Hinson and Ms. Jones qualify as audit committee financial experts.

In connection with its function to oversee and monitor Windstream Corporation's financial reporting process, the Audit Committee has reviewed and discussed with Windstream Corporation's management the audited consolidated financial statements for the year ended December 31, 2010; discussed with PricewaterhouseCoopers LLP, Windstream Corporation's independent registered public accountant, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T; received the written disclosures and the letter from PricewaterhouseCoopers LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to Windstream Corporation's Board of Directors that the audited consolidated financial statements for the year ended December 31, 2010 be included in Windstream Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the Securities and Exchange Commission.

The Audit Committee

Jeffrey T. Hinson, Chairman
Carol B. Armitage
Judy K. Jones

MANAGEMENT COMPENSATION

Compensation Discussion and Analysis

Executive Summary

Compensation Philosophy. Windstream's executive compensation program is designed to achieve the following objectives:

- Provide a high correlation between pay and performance;
- Align management's interests with the long-term interests of Windstream's stockholders; and
- Provide competitive compensation and incentives to attract and retain key executives.

Our core program consists of base salary, annual cash incentives and long-term equity incentives.

The following is a summary of key considerations that stockholders should take into account when assessing our executive compensation program:

- During 2010, we delivered industry-leading financial and operational performance while successfully executing on a wide range of key strategic initiatives. Those initiatives were designed to grow and transform the Company into a next-generation communications company. As a result of these efforts, 58% of 2010 revenues (pro forma to reflect all acquisitions as if they closed prior to January 1, 2010) come from broadband and business, the growth segments of the Company. Our annual (short-term) incentive plan recognized these results with a payout of 181% of target levels and our performance-based equity awards were earned at target level. These payouts demonstrate our desired correlation between pay and performance.

- Our dividend is a key component of our total shareholder return and we believe Adjusted Operating Income Before Depreciation and Amortization (Adjusted OIBDA) is the right performance metric to motivate management to maintain and increase the cash flows of the business to support the dividend. For 2011, the short-term incentive program will be based 100% on Adjusted OIBDA.

- We seek to align management with the long-term interests of our shareholders and in 2011, the performance-based restricted stock units were modified to raise the performance bar five hundred basis points over 2010 goals, and a three-year revenue goal has been added to the program. These changes, along with our robust stock ownership guidelines, including ten times base salary for the CEO, and clawback policy that allows Windstream to recover both incentive and non-incentive based compensation in certain situations, strengthen our executive compensation program without creating incentives for excessive risk taking.

Compensation Committee. Windstream's Compensation Committee is presently comprised of William A. Montgomery, Chair, Dennis E. Foster and Samuel E. Beall, III. The Windstream Board has determined that each member of the Compensation Committee is an independent director under NASDAQ listing standards, a "non-employee director" for purposes of Section 16 of the Securities Exchange Act of 1934, and an "outside director" as defined in Section 162(m) of the Internal Revenue Code.

The Compensation Committee assists the Board in fulfilling its oversight responsibility related to the compensation programs, plans, and awards for Windstream's directors and principal officers. The Compensation Committee annually reviews and approves goals relevant to Mr. Gardner's compensation and, based on an annual evaluation of these performance goals, determines and approves Mr. Gardner's compensation. The Committee conducts this review using a survey of compensation data of comparable employers that is prepared by the Committee's outside compensation consultant based on criteria specified by the Committee.

Independent Consultant

The Compensation Committee has the sole authority to retain and terminate any executive compensation consultant to be used in the evaluation of director, CEO or executive officer compensation and to approve the consultant's fees and other retention terms. It is the policy of the Compensation Committee that the compensation consultant should perform no services for Windstream other than services as consultant to the Compensation Committee. During 2009 and into 2010, the Compensation Committee engaged Watson Wyatt & Company ("Watson Wyatt") to assist the Committee in the review and design of Windstream's executive compensation program for 2009 and 2010, and to provide information on competitive market practices and survey data for both plan design and compensation levels. This information was used by the Committee, along with all other relevant information, to assist in the Committee's decisions regarding the 2010 executive compensation program. During 2009 and into 2010, Watson Wyatt performed no other services for the Company outside of these services.

Following the merger of Watson Wyatt and Towers Perrin in January 2010, we determined that Watson Wyatt would no longer comply with the Compensation Committee's policy limiting services to the Compensation Committee due to other services performed for Windstream by Towers Perrin. Accordingly, the Compensation Committee conducted a search for a new independent consultant and selected Pearl Meyer & Partners (PM&P). PM&P reports directly to the Compensation Committee and provides no other services to the Company. During 2010 and into 2011, PM&P conducted a competitive review of the Company's executive pay levels and executive pay program designs, with such data and information being used by the Committee, along with all other relevant information, to inform the Committee's decisions regarding the 2011 executive compensation program.

Windstream Management

Windstream's management assists the consultant in its survey of executive compensation by providing historical compensation information and by reviewing and commenting on preliminary drafts of the survey reports. At the first Compensation Committee meeting of each year (which is expected to be held in early February of each year), the Compensation Committee reviews and approves executive compensation for such year. Based on the compensation surveys and compensation principles previously specified by the Compensation Committee, Mr. Gardner and members of Windstream's Human Resources department prepare recommendations for compensation levels for executive officers in consultation with the Compensation Committee's consultant, except that no recommendation is made for Mr. Gardner's compensation. The Compensation Committee then meets to review and determine Mr. Gardner's compensation and reviews and recommends the compensation for all other executive officers. The Compensation Committee determines Mr. Gardner's compensation, and recommends the compensation of all other executive officers, based on an evaluation of a number of factors, including historical compensation, individual performance, retention considerations, discussions with Windstream management including Mr. Gardner, compensation survey data, the strategic importance of each position, general economic conditions, and discussions with the compensation consultant. The Windstream Board approves or, in the case of Mr. Gardner's compensation, ratifies the actions of the Compensation Committee.

Competitive Market Analysis

As part of the process of approving executive compensation levels and plan designs for 2010, the Compensation Committee used market data compiled by Watson Wyatt from published compensation surveys, and attached to this proxy statement as Appendix A is the list of companies who participated in those surveys. Regression analysis was used to normalize for differences in revenue between companies. In addition, at the request of the Compensation Committee, data was summarized from the proxy statement filings of the following companies: CenturyTel, Embarq, Frontier, Qwest, AT&T, Verizon, Sprint/Nextel, Comcast, DirecTV, Time Warner Cable, Dish Network Corp., Cablevision, Charter and Scripps. The summary of compensation from proxy statement filings is prepared at the Compensation Committee's request, and it serves as an additional reference to assist the Compensation Committee in its assessment and use of the primary market data.

While consideration was given to the comparative market survey data, the Compensation Committee used it primarily as a reference point for determining competitive market levels of compensation and did not specifically target compensation to any market percentile based on the market data. The Compensation Committee utilizes the survey data in this manner due to a variety of factors, including the limited number of direct industry competitors of comparable size pursuing a similar business strategy, the variability of the data over the past few years, and the Committee's focus on aligning pay and performance as opposed to simply paying competitively.

Elements of Compensation. The compensation of Windstream's executive officers consists of three principal components:

- Base salary;
- Short-term (annual) cash incentive payments; and
- Long-term incentives in the form of equity-based compensation.

The compensation program for all executive officers also includes the Windstream 2007 Deferred Compensation Plan, the Windstream 401(k) Plan, a change-in-control agreement, and limited perquisites. Windstream has also entered into an employment agreement with Mr. Gardner, and certain executive officers were eligible to participate, on a grandfathered-basis, in the Windstream Pension Plan and the related Windstream Benefit Restoration Plan.

2010 Compensation Philosophy. The Compensation Committee considers the total compensation of each executive officer as well as the allocation of compensation among base salary, short-term incentive compensation, and equity-based compensation for determining compensation levels. For 2010, the Compensation Committee approved increases in elements of total direct compensation for named executive officers after considering individual performance, Company performance, strategic importance of the role, retention risk, and current compensation compared to competitive market data.

Retention remains a key driver of the equity compensation program. Significant demands are imposed on the senior leadership team by the Company's difficult financial and operational targets and high volume of strategic initiatives. The relatively young team has achieved tremendous success in a consolidating industry with intense competition. After reviewing the unvested equity values, the Compensation Committee approved additional grants of time-based restricted stock in August 2010 for executive officers (excluding Mr. Gardner) and other key members of the Company's leadership team. These equity awards have a three year cliff-vesting provision. The following table shows for each named executive officer the amount awarded as part of this special equity grant along with the amount awarded for the 2010 annual equity grant for comparison purposes.

Named Executive Officer	Special Equity Grant $	2010 Annual Equity Grant $
Jeffery R. Gardner	-0-	3,599,994
Anthony W. Thomas	749,996	499,983
Brent Whittington	749,996	899,993
John P. Fletcher	749,996	649,992
Cynthia B. Nash	499,997	319,080

The Compensation Committee believes that a substantial portion of executive compensation should be at risk through allocation of compensation to short-term cash incentives and long-term equity-based incentives. The following table illustrates the allocation for each named executive officer for 2010:

Named Executive Officer	Percentage of Annual Total Direct Compensation Allocated to Short-term Incentive and Performance-Based Equity Compensation (%)	Percentage of Annual Total Direct Compensation Allocated to Equity-Based Compensation (%)
Jeffery R. Gardner	83%	62%
Anthony W. Thomas	45%	42%
Brent Whittington	47%	45%
John P. Fletcher	47%	45%
Cynthia B. Nash	41%	39%

Total direct compensation for these purposes equals base salary, short-term cash incentive payment at target levels and the full up-front fair value of the annual equity-based awards determined in accordance with authoritative guidance on share-based compensation. The August 2010 grants are excluded from the calculations because they were special equity grants designed for long-term retention and are not part of the Company's ongoing annual compensation program.

2011 Compensation. The Compensation Committee has approved an executive compensation program for 2011 that is consistent with past practice subject to the following principal changes in program design. For 2011, the Compensation Committee has established the performance objective for its annual cash incentive plan based on achievement of Windstream's adjusted operating income before depreciation and amortization ("Adjusted OIBDA"). As in prior years, the performance measure for Adjusted OIBDA is set at levels that are difficult but achievable and designed to drive industry leading results. The Compensation Committee also replaced the grants of performance-based restricted stock with performance-based restricted stock units ("PBRSUs"), which will accrue dividend equivalents to be paid if performance-based conditions have been satisfied. The performance threshold for vesting of all outstanding performance-based equity awards has been increased five hundred basis points over previous years. The PBRSUs will provide for additional shares (which will not accrue dividends) for achievement of revenue performance over a three-year period, as well as reduced amounts if adjusted OIBDA performance falls between threshold and target criteria. In addition to his annual PBRSU grant as part of our long-term incentive program, Mr. Gardner received a grant of time-based restricted stock subject to three-year cliff vesting in 2014. This special award was intended to recognize Mr. Gardner's continued leadership in transforming our company, reward him for our strong financial results relative to industry peers, and provide additional retention incentives for him to remain at Windstream during this period of industry consolidation. In determining the size and structure of the grant, the Committee also reviewed and considered peer company practices, broader market pay data, and the fact that Mr. Gardner did not participate in our latest retention grant program in August 2010; at which time other key executives, including the other NEOs, received grants of time-based restricted stock.

Base Salary. Base salary is designed primarily to provide competitive compensation that reflects the contributions and skill levels of each executive.

Short-Term Cash Incentive Payments. Windstream maintains short-term cash incentive plans which are designed primarily to motivate executives to achieve Company-wide performance goals over annual or quarterly periods. Under these plans, the Compensation Committee sets different target payout amounts (as a percentage of base salary) for all executive officers in order to reflect such individual's contributions to Windstream and the market level of compensation for such position. The Compensation Committee has adopted short-term incentive plans as part of its goal to make a substantial portion of total direct compensation at risk.

During 2010, the executive officers participated in a short-term cash incentive plan based on (1) Windstream's achievement of Adjusted OIBDA, which is a non-GAAP financial measure and is one of the principal measures used by Windstream to communicate its financial performance in its quarterly earnings releases and (2) achievement of certain strategic initiatives during 2010, which were the migration of data center services for most IT systems to new locations and providers, the integration of the acquisitions of D&E Communications, Inc., Lexcom, Inc., NuVox, Inc. and Iowa Telecommunication Services, Inc., and revenues from business sales. Windstream provides the methodology for calculating non-GAAP measures in the Current Report on Form 8-K that accompanies its quarterly earnings releases. The Adjusted OIBDA measure excluded non-cash pension expense, equity compensation expense and restructuring expense and excluded the results of operations of Q-Comm Corporation and Hosted Solutions which were acquired in December 2010 and were not included in the calculation of the performance goals for the year. Windstream utilized Adjusted OIBDA as a performance metric for 2010 because it is a critical indicator of Windstream's ability to generate sustainable cash flows over a long period of time. The Adjusted OIBDA component was weighted at 80% of the plan. The strategic initiatives component, weighted at 20% of the plan, recognized the importance of several strategic goals necessary for the success of an aggressive, transformational business plan. The Compensation Committee did not use pre-established targets, weightings or formulas to determine the payout for the strategic component.

Under the Windstream short-term incentive plan, executive officers were eligible to receive payments in proportion to Windstream's achievement of the performance goal that was set at minimum (or threshold), target and maximum levels. The executive officers were eligible to receive 50% to 200% of these target payout amounts if threshold or maximum levels, respectively, were achieved. No payout would be made if performance was below the threshold level and performance between threshold, target and maximum levels results in prorated payouts. During 2010, the target performance goal was the achievement of Adjusted OIBDA of $1,899 million. Windstream's actual performance for Adjusted OIBDA for 2010 was $1,944 million, which reflected an approximate 176% achievement against the target performance goal for Adjusted OIBDA. The Compensation Committee considered the achievement of the strategic goals to be well above target levels and approved payment of 200% for that component. The following table shows the target and actual payouts under the short-term incentive plan for 2010:

Named Executive Officer	Target Payout Percentage	Actual Payout Percentage
Jeffery R. Gardner	125%	226%
Anthony W. Thomas	70%	127%
Brent Whittington	80%	145%
John P. Fletcher	80%	145%
Cynthia B. Nash	55%	100%

The Compensation Committee believes the payouts reflect the outstanding financial performance driven by Windstream's management while delivering industry-leading financial and operating results and successfully completing four acquisitions and a highly complex migration of Windstream's entire data center platform to new third party providers.

Equity-Incentive Awards. Windstream maintains an equity-based compensation program for executive officers to provide long-term incentives, to better align the interests of executives with stockholders and to provide a retention incentive. The Compensation Committee has implemented its equity-compensation program as part of its goal to make a substantial portion of total direct compensation at risk. The Compensation Committee also prefers equity incentives over cash and has used it exclusively in lieu of cash as the method of providing long-term compensation incentives. Each officer receives a portion of his or her total direct annual compensation for a given year in the form of long-term equity-based incentive compensation.

All Windstream equity compensation awards have been issued as either time-based restricted stock, performance-based restricted stock or performance-based restricted stock units under the Windstream Amended and Restated 2006 Equity Incentive Plan ("Equity Plan"). Windstream has not issued any stock options or other forms of equity compensation to its directors, executive officers or other employees. The Compensation Committee believes that restricted stock or performance-based restricted stock or unit awards are a preferred mechanism of equity compensation compared to stock options or other devices that derive value from future stock price appreciation due to the high-dividend, low-growth profile of Windstream.

For grants of restricted stock made in 2009 and prior years, executive officers have received the rights of a stockholder to vote the restricted stock and to receive any cash dividends paid with respect to the restricted shares during the vesting period. Beginning with equity compensation granted in 2010, the dividends on performance-based restricted stock are accrued and paid out only when and if the performance conditions are satisfied. Windstream places performance targets on 100% of the grants of restricted stock to Mr. Gardner and 50% for all other executive officers.

The Windstream Board of Directors has delegated responsibility for administration of the Equity Plan, including the authority to approve awards, to the Compensation Committee. It is the Compensation Committee's policy to review and approve all equity compensation awards to directors, executive officers and all other eligible employees at its first regularly scheduled meeting of each year, which is expected to occur each February. In determining the number of shares of restricted stock or performance-based restricted stock to award to any individual under the Equity Plan, the Compensation Committee divides the approved grant value for such individual by the closing stock price of Windstream Common Stock on the date that the Compensation Committee approves the award (rounded down to the nearest whole share). As a matter of policy, the Compensation Committee does not approve awards of equity compensation through the adoption of a unanimous written consent in lieu of a meeting. The following discussion addresses our annual equity compensation program during 2010 and does not address the special equity grants made in August 2010 that have been previously discussed above.

During 2010, the Compensation Committee approved the following categories of annual equity compensation awards to executive officers:

- Time-Based Vesting Awards — For each executive officer other than Mr. Gardner, fifty percent (50%) of each 2010 stock award vests ratably over three years.
- Performance-Based Vesting Awards — Mr. Gardner received one hundred percent (100%), and each other executive officer received fifty percent (50%), of his or her stock grants in the form of performance-based restricted stock. The stock vests ratably over a three-year period with each year set as a separate performance period. The stock vests only if the performance threshold is met and the executive is still employed on the date of vesting. For 2010, the performance criteria was set at 90% of the Adjusted OIBDA goal of $1,899 million, and this goal was achieved.

For the performance period from January 1 to December 31, 2011, the Compensation Committee has set the performance measure at 95% of the Adjusted OIBDA goal established by the Company for the internal forecast.

Retention is a key driver of the decision to grant time-based vesting restricted stock. In addition, performance-based vesting restricted stock is also granted to align executives with key long-term Company objectives and to preserve the deductibility of compensation related to awards under Section 162(m) of the Internal Revenue Code.

As discussed above, Windstream has adopted minimum share ownership guidelines that apply to Mr. Gardner and all other executive officers. The minimum share ownership guidelines are intended in part to ensure that executive officers retain a sufficient number of shares of Windstream Common Stock such that they continue to have a material financial interest in Windstream which is aligned with the shareholders. In addition, under Windstream's insider trading compliance policy, directors and executive officers are prohibited from engaging in any transaction involving derivative securities intended to hedge the market risk in equity securities of Windstream other than purchases of long call options or the sale of short put options that are not closed prior to their exercise or expiration date. The policy also prohibits the purchase of shares on loan or margin and short sales.

Severance Benefits. Except for Mr. Gardner, Windstream has no agreement or plan to provide severance benefits to executive officers other than benefits that are generally available to all employees under Windstream's severance plan and benefits available under the change-in-control agreements discussed below. During 2009, the Compensation Committee approved an extension of the employment agreement with Mr. Gardner that includes a severance benefit of three times base salary (at the time of severance), or $2.973 million based on Mr. Gardner's base salary during 2010. The employment agreement provides for no gross up of taxes for severance outside of a change-in-control situation. The employment agreement provides that Mr. Gardner's base salary will be no less than $700,000 per year. If Mr. Gardner experiences a separation from service following a change of control, the severance benefits provided under the terms of the change-in-control agreements discussed below will govern, and no severance is available under the employment agreement in such circumstance. The Compensation Committee approved the foregoing severance benefit to Mr. Gardner to recognize the importance of his service and contributions to Windstream, to recognize that it would be difficult for him to find comparable employment during a short period of time following a separation, and to reflect market practice of providing similar severance benefits to the CEO position.

Retirement Plans. Windstream maintains a defined benefit pension plan and a qualified 401(k) defined contribution plan for its executive officers and employees. Participation in the pension plan is frozen except for a 5 year transition period for participants who were above the age of 40 with at least two years of service at the end of 2005 and bargaining unit employees. Mr. Gardner was eligible to accrue benefits under the pension plan until December 31, 2010, which time accruals were frozen for non-bargaining participants.

Windstream maintains a 401(k) plan which provides for potential matching employer contributions of up to 4% of a participant's compensation. The Compensation Committee maintains the 401(k) plan in order to provide employees with an opportunity to save for retirement with pre-tax dollars. The 401(k) plan also allows Windstream to fund its contributions to this plan in a predictable, consistent manner.

Deferred Compensation Plans. Windstream maintains the 2007 Deferred Compensation Plan to provide a non-qualified deferred compensation plan for its executive officers and other key employees. The Compensation Committee adopted this plan as part of its effort to provide a total compensation package that was competitive with the compensation arrangements of other companies. The plan also offers participants the ability to defer compensation above the IRS qualified plan limits.

Change-In-Control Agreements. During 2006, the Compensation Committee approved change-in-control agreements for Mr. Gardner and each executive officer in order to provide some protection to those individuals from the risk and uncertainty associated with a potential change-in-control. The Compensation Committee also adopted the change-in-control agreements as part of its efforts to provide a total compensation package that was competitive with the compensation arrangements of other market participants. Prior to approving the change-in-control agreements in 2006, the Compensation Committee specifically engaged its compensation consultant at the time to review the payment multiples and other terms of the change-in-control agreements, to compare such provisions against prevailing market practices, and to provide recommendations on the final terms of the agreements. When it approved the change-in-control agreements, the Compensation Committee considered the total amount of compensation that Mr. Gardner and each other executive officer would receive in a hypothetical termination under all of the change-in-control benefits described below.

Based on the foregoing, the Compensation Committee approved the payment of change-in-control benefits to Mr. Gardner and the other executive officers on a "double-trigger" basis, which means that a change-in-control of Windstream must occur and the officer must terminate employment with Windstream through either a resignation for "good reason" or a termination without "cause" (as those terms are defined in the change-in-control agreement). Upon a qualifying separation from service, the executive officers are eligible for a cash, lump sum payment based upon a multiple of base salary and target bonus of three times for Messrs. Gardner, Whittington, and Fletcher and two times for all other named executive officers.

In the event of a change-in-control, Windstream has also agreed to provide lump sum cash payments equal to the value of medical and dental benefits for a period of 36 months for Messrs. Gardner, Whittington, and Fletcher and 24 months for all other named executive officers. Windstream has also agreed to provide, at its expense, outplacement services from a recognized outplacement provider, except that Windstream's cost for such services will not exceed $50,000 in the case of Messrs. Gardner, Whittington, and Fletcher and $25,000 in the case of any other named executive officer. Also, under the terms of Windstream's agreements for its equity compensation awards of restricted stock or performance-based restricted stock or units, the unvested equity awards held by the executive officers will vest on a "double-trigger" basis that is substantially similar to the events that trigger the cash payments under the change-in-control agreements. For change-in-control agreements adopted prior to 2009, Windstream is obligated to reimburse each executive officer for excise taxes imposed on such individual pursuant to Section 4999 of the Internal Revenue Code as a result of the foregoing payments if the payments exceed 110% of the greatest amount payable to the executive without triggering excise taxes. The change-in-control agreements were amended in 2008 to comply with the final regulations issued under Section 409A of the Internal Revenue Code and to clarify the scope of the non-compete provisions. In consideration of these changes, the term of the agreements was extended by one year to expire January 1, 2013. No changes have been made to the change-in-control agreements since 2008, except that change-in-control agreements entered into with executive officers since 2008 have not included a gross-up provision for excise taxes imposed by Section 4999. Ms. Nash's change-in-control agreement does not include a gross-up provision.

Perquisites and Other Benefits. Beginning in 2009, the reimbursement of country club and financial planning expenses was discontinued for all participants with no adjustment to compensation and no new perquisite programs.

Windstream permits limited personal use of Windstream's corporate aircraft by Mr. Gardner and other named executive officers. Under Windstream's policy, this use cannot interfere with other required business use of the aircraft. Mr. Gardner is allowed to utilize Windstream's corporate aircraft for personal use pursuant to a time-sharing arrangement in which Mr. Gardner reimburses Windstream for the incremental cost of such use, which primarily includes costs for fuel, maintenance charges allocable to such use and contract-pilot charges and excludes depreciation of the aircraft, general maintenance, compensation of Windstream's employee pilots, and other general charges related to ownership of the aircraft. Other executive officers are allowed to have family members accompany them on a business trip on the aircraft, subject to seat availability and prior approval of Mr. Gardner. Any other personal use of the aircraft by the other executive officers is permitted only as approved in advance by Mr. Gardner. The Compensation Committee monitors the use by Mr. Gardner and all executive officers to ensure the amount of usage is reasonable. Windstream believes that personal use of aircraft for Mr. Gardner and other senior executives is a reasonable benefit in light of the significant demands that are imposed on their schedules as a result of their responsibilities to Windstream.

Clawback Policy. The Board of Directors, upon the recommendation of the Compensation Committee, has adopted a clawback policy that requires executive officers to repay or forfeit covered compensation under the conditions set forth in the policy. See "Compensation of Named Executive Officers — Clawback Policy" for a description of the terms of the policy. The Board of Directors of Windstream, acting solely through its independent directors, is the administrator of the policy. The policy applies to covered compensation granted or awarded on or after January 1, 2010, including severance payments that may be issued after January 1, 2010 under Windstream's existing change-in-control agreements. The Compensation Committee intends to modify the clawback policy to comply with the final regulations to be issued by the SEC pursuant to the requirements of in the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Other Services Performed By Compensation Consultant. The Compensation Committee has adopted a policy that the compensation consultant to the Compensation Committee should not perform any other services to Windstream, and PM&P performed no services to Windstream during 2010 other than in its role as compensation consultant to the Compensation Committee.

Compensation of Directors

During 2010, Windstream non-employee directors received the following compensation: (1) an annual cash retainer of $60,000, (2) a cash fee of $2,000 for each Board and committee meeting attended, except that no fees are paid for periodic informational update meetings and Governance Committee meetings, and (3) an annual grant of $80,000 in restricted stock under the Equity Plan. The restricted shares granted to non-employee directors vest if the grantee continues to serve on the Board for the period beginning on the date of grant and ending on February 15 of the following year or earlier, if the grantee dies or becomes permanently disabled while serving on the Board or a change of control of Windstream occurs. In addition, in 2010, the chairs of the Audit and Compensation Committees received additional annual cash retainers of $20,000 and $15,000, respectively. The Board chairman received an annual cash retainer of $100,000. Beginning in 2011, all non-employee directors have the option to elect to receive any cash retainer in the form of Windstream Common Stock.

Board members receive pro-rated amounts of the annual cash retainer, committee chair fees and the annual restricted stock grant for the portion of the first year in which they are appointed or elected to serve as a Board member or Committee Chair.

The following table shows the compensation paid to the non-employee directors of the Windstream Board during 2010:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($) (2)	Total ($)
Carol B. Armitage	86,000	79,990	-0-	170	166,160
Samuel E. Beall, III	88,000	79,990	-0-	170	168,160
Dennis E. Foster	188,000	79,990	-0-	672	268,662
Francis X. Frantz	78,000	79,990	203,306(3)	639	361,935
Jeffrey T. Hinson	106,000	79,990	-0-	406	186,396
Judy K. Jones	88,000	79,990	-0-	170	168,160
William A. Montgomery	101,000	79,990	-0-	170	181,160
Frank E. Reed(4)	88,000	79,990	-0-	170	168,160
Alan L. Wells(5)	49,000	106,657	-0-	170	155,827

(1) All stock award amounts in the table above reflect the aggregate fair value on the grant date based on the closing price per share of Windstream Common Stock on the date of grant of the restricted stock, computed in accordance with FASB ASC topic 718.

(2) Includes payments of $170 for travel insurance available for all directors and imputed income for personal use of the corporate aircraft for Messrs. Foster, Frantz, and Hinson in the amounts of $502, $469 and $236, respectively.

(3) Amount reflects change in pension value of $203,306 for the Windstream Pension Plan and Benefit Restoration Plan. During 2010, there were no above-market earnings as defined by SEC rules on a deferred compensation balance of $18.0 million. Mr. Frantz received these benefits under arrangements that were approved by Alltel prior to the spin-off and that were assumed by Windstream as part of the spin-off in exchange for cash payments from Alltel totaling the amount of the benefit obligation at the time of the spin-off. On February 1, 2010, Windstream distributed the total balance, net of applicable withholding taxes, to Mr. Frantz as a lump sum distribution of his deferred compensation arrangement.

(4) On May 5, 2010, Mr. Reed retired from the Board and did not stand for re-election to the Board due to reaching the mandatory retirement age pursuant to the Company's Corporate Governance Board Guidelines.

(5) Mr. Wells joined the Windstream Board in June 2010 and received an initial grant in the amount of $80,000 in restricted stock, and a prorated amount of the 2010 annual cash and stock retainers.

Compensation of Named Executive Officers

The following table shows the compensation paid during all of 2010 by Windstream to Windstream's President and Chief Executive Officer, Windstream's Chief Financial Officer, and Windstream's other three most highly compensated executive officers who were serving as executive officers on December 31, 2010.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
Jeffery R. Gardner	2010	991,000	-0-	3,517,827	2,242,347	472,454	78,786	7,302,414
President and	2009	991,000	-0-	3,407,571	920,002	395,899	112,918	5,827,390
CEO	2008	984,000	-0-	2,931,930	1,787,554	228,408	106,027	6,037,919
Anthony W. Thomas	2010	404,712	-0-	1,158,753	524,587	13,991	24,520	2,126,563
CFO (1)	2009	308,077	-0-	212,124	155,152	7,614	22,107	705,074
Brent Whittington	2010	593,269	-0-	1,640,334	868,881	7,344	40,670	3,150,498
COO	2009	519,231	-0-	770,406	357,418	7,180	54,265	1,708,500
	2008	492,308	-0-	652,200	631,326	2,471	43,977	1,822,282
John P. Fletcher	2010	436,298	-0-	1,376,457	637,180	-0-	30,501	2,480,436
EVP, General	2009	412,500	-0-	520,357	268,063	-0-	38,280	1,239,200
Counsel & Secretary	2008	409,615	-0-	442,031	520,844	-0-	47,324	1,419,814
Cynthia B. Nash Chief Information Officer (1)	2010	317,308	-0-	788,297	318,590	-0-	16,310	1,440,505

(1) Mr. Thomas was not a named executive officer for 2008 and Ms. Nash was not a named executive officer in 2008 or 2009.

(2) All stock award amounts for restricted stock granted by Windstream reflect the fair value calculated in accordance with FASB ASC topic 718. The fair value reflects the expected future cash flows of dividends and therefore dividends on unvested shares are not separately disclosed. The information provided in the Stock Awards column does not reflect the manner in which the Compensation Committee viewed or determined the equity compensation values for the named executive officers. Specifically, under applicable SEC rules, the grant date fair values for the performance-based restricted stock is calculated based on the stock price when the target for each performance period is set. As a result, from the standpoint of allocating compensation to a particular fiscal period, there is a disparity between the value approved by the Compensation Committee and the amounts reported above. No options have been granted by Windstream.

(3) The following table shows the breakdown of the stock awards across the special equity grant in August 2010 (subject to "cliff" vesting of 100% in August 2013) and annual equity awards in February 2010 and 2009 (subject to "ratable" annual vesting in one-third increments over a three year vesting period), as approved by the Compensation Committee:

Named Executive Officer	Special Equity Grant $	2010 Annual Equity Grant $	2009 Annual Equity Grant $
Jeffery R. Gardner	-0-	3,599,994	3,599,998
Anthony W. Thomas	749,996	499,983	249,994
Brent Whittington	749,996	899,993	899,989
John P. Fletcher	749,996	649,992	599,992
Cynthia B. Nash	499,997	319,080	274,986

(4) Amounts for 2010 for Messrs. Gardner, Thomas and Whittington reflect increase in pension value only. Mr. Gardner did not receive above-market earnings on non-qualified deferred compensation in 2010.

(5) "All Other Compensation" in 2010 includes (i) Company matching contributions under the Windstream 401(k) Plan for Messrs. Gardner, Thomas, Whittington, Fletcher and Ms. Nash in the amount of $9,800, (ii) Company matching contributions under the Windstream 2007 Deferred Compensation Plan for Messrs. Gardner, Thomas, Whittington, Fletcher and Ms. Nash in the amounts of $66,640, $12,510, $24,592, $18,341, and $4,951, respectively, (iii) the valuation of the individual's personal use of Company plane based on the incremental cost to the Company of such usage, which primarily includes costs for fuel, maintenance charges allocable to such use, and contract-pilot charges and excludes depreciation of the aircraft, general maintenance, compensation of Windstream's employee pilots and other general charges related to ownership of the aircraft, and (iv) imputed income for value over $50,000 of life insurance coverage provided by the Company. For 2008, "All Other Compensation" included payment of initial or annual country club dues and reimbursement of financial planning and related expenses, which were eliminated in 2009.

Information On Plan-Based Awards

The following table shows information regarding grants of plan-based awards, including equity and non-equity incentive plans, made by Windstream during 2010 to the individuals named below. All equity grants made in 2010 were made pursuant to the Amended and Restated 2006 Equity Incentive Plan. All non-equity grants made in 2010 were made pursuant to the Company's short-term cash incentive plans described above.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Award			Estimated Future Payouts Under Equity Incentive Plan Awards (1)		
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Target (#) (2)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Jeffery R. Gardner	2/16/10	619,375	1,238,750	2,477,500	363,685	-0-	3,517,827
Anthony W. Thomas	2/16/10				16,673	-0-	158,765
	2/16/10	144,900	289,800	579,600		24,271(3)	249,991
	8/3/10					65,217(4)	749,996
Brent Whittington	2/16/10				45,460	-0-	440,341
	2/16/10	240,000	480,000	960,000		43,689(3)	449,997
	8/3/10					65,217(4)	749,996
John P. Fletcher	2/16/10				31,115	-0-	301,465
	2/16/10	176,000	352,000	704,000		31,553(3)	324,996
	8/3/10					65,217(4)	749,996
Cynthia B. Nash	2/16/10				14,618	-0-	128,760
	2/16/10	88,000	176,000	352,000		15,533(3)	159,990
	8/3/10					43,478(4)	499,997

(1) There is currently no threshold or maximum for the equity incentive plan awards granted prior to 2011.

(2) Equity awards vest based on the achievement of specified levels of Adjusted OIBDA for 2010, and subject to continuous employment through the first anniversary of the grant date.

(3) Equity awards vest ratably in one-third (1/3) annual increments subject to continuous employment through February 15, 2013.

(4) Equity awards vest in full subject to continuous employment through August 15, 2013.

(5) Represents the grant date fair value calculated in accordance with applicable standards for financial statement reporting purposes in accordance with FASB ASC topic 718.

For 2011, the Compensation Committee granted one-hundred percent (100%) performance-based restricted stock units for Mr. Gardner with a grant date value of $3.6 million and fifty percent (50%) each of time-based restricted stock and performance-based restricted stock units for Messrs. Thomas, Whittington, Fletcher and Ms. Nash in the amounts of $800,000, $1,000,000, $800,000 and $400,000, respectively. They also approved a time-based restricted stock grant of $2 million to Mr. Gardner, which is subject to a three-year cliff vest in 2014.

The following table shows information regarding outstanding awards under the Windstream equity incentive plans held by the individuals named below as of December 31, 2010. All awards represent grants of restricted stock under the Equity Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Stock Awards (1)			
	Time-Based Vesting Restricted Stock		Performance-Based Vesting Restricted Stock	
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (2)
Jeffery R. Gardner	0	0	363,685(3)	5,069,769
	0	0	254,594(4)	3,549,040
	0	0	116,504(5)	1,624,066
	0	0	734,783	10,242,875
Anthony W. Thomas	16,673(6)	232,422	16,673(3)	232,422
	12,884(7)	179,603	12,884(4)	179,603
	8,090(8)	112,775	8,090(5)	112,775
	65,217(9)	909,125	0	0
	102,864	1,433,925	37,647	524,800
Brent Whittington	45,460(6)	633,712	45,460(3)	633,712
	31,824(7)	443,627	31,824(4)	443,627
	14,563(8)	203,008	14,563(5)	203,008
	65,217(9)	909,125	0	0
	157,064	2,189,472	91,847	1,280,347
John P. Fletcher	31,115(6)	433,743	31,115(3)	433,743
	22,025(7)	307,029	22,025(4)	307,029
	10,517(8)	146,607	10,517(5)	146,607
	65,217(9)	909,125	0	0
	128,874	1,796,504	63,657	887,379
Cynthia B. Nash	14,618(6)	203,775	14,618(3)	203,775
	10,452(7)	145,701	10,452(4)	145,701
	5,177(8)	72,167	5,177(5)	72,167
	43,478(9)	606,083	0	0
	73,725	1,027,726	30,247	421,643

(1) Windstream named executive officers have no outstanding awards of stock options.

(2) Market value calculated using the closing price of Windstream Common Stock on December 31, 2010, which was $13.94.

(3) Performance-based shares vested ratably in annual one-third (1/3) increments over the three-year period ending February 15, 2011 if Windstream also achieves the performance objectives for such annual period, and those objectives were achieved.

(4) Performance-based shares vest ratably in annual one-third (1/3) increments over the three-year period ending February 15, 2012 if Windstream also achieves the performance objectives for such annual period.

(5) Performance-based shares vest ratably in annual one-third (1/3) increments over the three-year period ending February 15, 2013 if Windstream also achieves the performance objectives for such annual period.

(6) Shares vested ratably in annual one-third (1/3) increments over the three-year period ending February 15, 2011.

(7) Shares vest ratably in annual one-third (1/3) increments over the three-year period ending February 15, 2012.

(8) Shares vest ratably in annual one-third (1/3) increments over the three-year period ending February 15, 2013.

(9) Shares vest in full on August 15, 2013.

The following table shows information regarding the exercise or vesting of equity-based awards of Windstream during 2010 by the individuals named below.

OPTION EXERCISES AND STOCK VESTED

	Stock Awards (1)	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffery R. Gardner	303,449(2)	3,089,111
Anthony W. Thomas	22,792(2) 18,867(3)	232,023 246,214
Brent Whittington	76,422(2)	777,976
John P. Fletcher	52,450(2)	533,941
Cynthia B. Nash	24,508(2) 16,981(3)	249,491 221,602

(1) Windstream does not grant stock options and had no exercises for executive officers in 2010.
(2) Shares vested on February 15, 2010 with a closing price of $10.18.
(3) Shares vested on November 15, 2010 with a closing price of $13.05.

Pension Benefits

The following is a brief summary of the material terms of the retirement plans maintained by Windstream.

Windstream Pension Plan. Windstream maintains the Windstream Pension Plan ("Pension Plan"), which is a tax-qualified defined benefit plan. The Pension Plan generally covers salaried and non-salaried employees of Windstream and those subsidiary companies that have adopted the Pension Plan. Accruals are frozen for non-bargaining employees except for those employees who attained age 40 with two years of vesting service as of December 31, 2005, which ended on December 31, 2010. Of our named executive officers, only Mr. Gardner was eligible for continuing accruals under the Pension Plan as of the end of 2010.

The Pension Plan's accrued benefit is payable in the form of a monthly life annuity following normal retirement at age 65 (or, if later, at five years of service or at the fifth anniversary of participation). The accrued benefit is also payable in a monthly life annuity following early retirement at or after age 55 with at least 20 years of service (with reduction in the life annuity of 0.25% for each month that commencement precedes age 60) or at or after age 60 with 15 years of service (with reduction in the life annuity of 0.25% for each month that commencement precedes age 65 for a participant whose benefit commences before age 62). As of the end of 2010, no named executive officers satisfied the foregoing age and service requirements to commence receipt of an early retirement benefit under the Pension Plan.

For deferred vested participants (*i.e.* those who terminate employment before early retirement), the accrued benefit is payable in a monthly life annuity beginning at normal retirement age. If a deferred vested participant has 15 years of service, the accrued benefit is also payable in a monthly life annuity beginning as early as age 60 (with reduction in the life annuity of 0.50% for each month commencement precedes age 65), and, if the deferred vested participant has at least 20 years of service, the accrued benefit is also payable in a monthly life annuity beginning as early as age 55 (with reduction in the life annuity of 0.50% for each month commencement precedes age 65).

For a participant eligible for normal retirement or early retirement, payment is also available in actuarial equivalent joint and surviving spouse annuities, which provide a reduced monthly amount for the participant's life with the surviving spouse receiving 50%, 75% or 100%, as elected, of the reduced monthly amount, or in an actuarial equivalent 10-year certain-and life annuity, which provides a reduced monthly amount for the participant's life and, if the participant dies within 10 years of benefit commencement, with payments to a designated beneficiary for the remainder of the 10-year certain period. For a married deferred vested participant, payment is also available in the form of an actuarial equivalent joint and 50% or 75% surviving spouse annuity, as elected. If a vested participant dies before benefit commencement, an annuity generally is payable to the participant's surviving spouse in an amount based on the joint and 50% surviving spouse annuity that would have been payable to the participant beginning on the later of when the participant died or would have been eligible to commence a benefit.

Under the Pension Plan, post-January 1, 1988 through December 31, 2005 service (December 31, 2010 service for employees who had attained age 40 with two years of vesting service as of December 31, 2005) is credited at 1% of compensation, including salary, bonus and other non-equity incentive compensation, plus 0.4% of that part of the participant's compensation in excess of the Social Security taxable wage base for such year. Service prior to 1988, if any, is credited on the basis of a percentage of the participant's highest consecutive five-year average annual salary, equal to 1% for each year of service prior to 1982 and thereafter increasing by 0.05% each year until 1988, but only prospectively, *i.e.,* with respect to service earned in such succeeding year. In addition, participants receive an additional credit of 0.25% for each pre-1988 year of service after age 55, subject to a maximum of 10 years of credit, plus an amount equal to 0.4% of the amount by which the participant's pre-1988 career average annual base salary (three highest years) exceeds his or her Social Security covered compensation, multiplied by his years of pre-1988 credited service.

Windstream Benefit Restoration Plan. The Windstream Benefit Restoration Plan ("BRP") contains an unfunded, unsecured pension benefit for a group of highly compensated employees whose benefits are reduced due to the IRS compensation limits for qualified plans. This plan was established by Alltel and assumed by Windstream at the spin-off. As with the Pension Plan, accruals are frozen for employees, except for those employees who attained age 40 with two years of vesting service as of December 31, 2005, which ended on December 31, 2010. Of Windstream's named executive officers, only Mr. Gardner continued to be eligible for accruals in the pension benefit of the BRP as of the end of 2010. The pension benefit under the BRP is calculated as the excess, if any, of (x) the participant's Pension Plan benefit (on a single life-annuity basis payable commencing on the later of the participant's retirement date or age 65) without regard to the IRS compensation limit ($245,000 for 2010) over (y) the participant's regular Pension Plan benefit (on a single life-annuity basis payable commencing on the later of the participant's retirement date or age 65 regardless of the actual form or timing of payment). If the participant has not attained age 65 on the date his benefit is scheduled to commence, the BRP benefit is reduced to the extent, as the Pension Plan benefit would have been reduced as in effect on December 31, 2010. For purposes of the preceding calculations, compensation has the same meaning provided in the foregoing description of the Pension Plan. The payment of a participant's retirement benefit under the BRP shall commence as of the first day of the first month following the later of (i) his 60th birthday or (ii) the six-month anniversary of the participant's separation from service. Benefits are paid over the life of the participant if the participant is alive when benefits commence or over the life of the spouse if the benefit is paid as a pre-retirement death benefit. The benefit will be paid in one lump sum payment if the actuarial present value is less than $30,000. To the extent permitted by the IRC Section 409A, the Benefits Committee comprised of the Chief Financial Officer, Chief Operating Officer, Senior Vice President-Human Resources and Vice President-Benefits, authorized by the Board of Directors to manage the operation and administration of all employee benefit plans, including non-qualified plans, may direct that the benefit be paid in an alternative form provided that it is the actuarial equivalent of the normal form of benefit so that the BRP benefit is paid in the same form as the Pension Plan benefit. None of the named executive officers were yet eligible to commence their benefit under the BRP as of the end of 2010.

The following table shows certain information regarding benefits under the Windstream Pension Plan and Benefit Restoration Plan as of December 31, 2010 for the individuals named below.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#) (1)	Present Value of Accumulated Benefit ($) (2)	Payments During Last Fiscal Year ($)
Jeffery R. Gardner	Pension Plan	12.0	242,165	-0-
	Benefit Restoration Plan	-	1,734,968	-0-
Anthony W. Thomas	Pension Plan	7.0	64,939	-0-
	Benefit Restoration Plan	-	5,544	-0-
Brent Whittington	Pension Plan	3.5	32,412	-0-
	Benefit Restoration Plan	-	4,589	-0-
John P. Fletcher	Pension Plan	-	-	-
	Benefit Restoration Plan	-	-	-
Cynthia B. Nash	Pension Plan	-	-	-
	Benefit Restoration Plan	-	-	-

(1) The plans recognize all prior years of service under the Alltel Corporation Pension Plan and the Alltel Corporation Benefit Restoration Plan.

(2) The present value of accumulated benefits includes the present value of the benefits transferred from the Alltel Corporation Pension Plan and the Alltel Corporation Benefit Restoration Plan as part of the spin-off. The present value of accumulated benefits was calculated based on retirement at age 60 with 20 years of credited service, current compensation as of December 31, 2010, no pre-retirement decrements, the RP-2000 combined healthy mortality table (projected to 2011), and a 5.31% discount rate, which is the same rate used for preparing Windstream's consolidated financial statements.

Non-Qualified Deferred Compensation

The Windstream 2007 Deferred Compensation Plan (the "2007 Plan") is a non-qualified deferred plan offered to the executive officers and other key employees. Participants may defer up to 25% of base salary and 50% of bonus. The 2007 Plan also allows Windstream to make discretionary contributions to the 2007 Plan to replace contributions that Windstream is limited from making to its 401(k) qualified plan as a result of limits imposed by the Internal Revenue Code. These discretionary contributions equal the amount that could have been credited to the executive officers as a matching contribution under Windstream's 401(k) plan had compensation not been limited under the 401(k) plan by the Internal Revenue Code, plus the amount, if any, by which the executive officer's matching contribution under the Windstream 401(k) plan is reduced due to the executive officer's contributions to the 2007 Plan. Participant accounts are credited with earnings based on a portfolio of investment funds. For amounts deferred prior to 2007, accounts are credited with earnings based on the prime rate, plus 200 basis points. The prime rate for 2010 was set at 5.25%, which was determined using the prime rate published in the Wall Street Journal on the first business day of 2011. Of our named executive officers, only Mr. Gardner was eligible for interest based on the prime rate + 2% ("1998 Fund"). Mr. Gardner's balance in the 1998 Fund was paid in full on February 1, 2010. Mr. Gardner has a remaining balance of deferrals made since 2007.

Payments are made under the 2007 Plan in cash at certain future dates as specified by the participants or upon separation of service.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last FY ($)	Windstream Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/2010 ($)(3)(4)
Jeffery R. Gardner	-	66,640	81,424	2,836,582(5)	1,447,128
Anthony W. Thomas	-	12,510	16,785	-	97,588
Brent Whittington	-	24,592	107,036	-	984,015
John P. Fletcher	-	18,341	1,735	-	110,272
Cynthia B. Nash	-	4,951	4	-	54,014

(1) These amounts are also included in the "All Other Compensation" column of the Summary Compensation Table.

(2) There were no "above-market earnings" for 2010.

(3) Balances are paid following termination or upon a date chosen by participant, subject to compliance with Section 409A of the Internal Revenue Code.

(4) All amounts contributed by a named executive officer and Windstream in prior years have been reported in the Summary Compensation Tables in our previously filed proxy statements in the year earned to the extent he/ she was a named executive officer for purposes of the SEC's executive compensation disclosure.

(5) On February 1, 2010, Windstream completed the lump sum distribution of Mr. Gardner's 1998 Fund balance.

Potential Payments Upon Termination or Change-in-Control

Windstream has entered into certain agreements and maintains certain plans and arrangements that require Windstream or its successors to pay or provide certain compensation and benefits to its named executive officers in the event of certain terminations of employment or a change-in-control of Windstream. The estimated amount of compensation and benefits payable or provided to each named executive officer in each situation is summarized below, assuming that the triggering event occurred on the last day of the 2010 fiscal year. The actual amounts that would be paid to each named executive officer upon certain terminations of employment or upon a change-in-control can only be determined at the time the actual triggering event occurs. The estimated amount of compensation and benefits described below are in addition to the benefits to which the named executive officers would be entitled to receive upon termination of employment generally under the retirement plans and programs described in the sections above titled "Pension Benefits" and "Non-Qualified Deferred Compensation". Please refer to those sections for a description of Windstream's retirement plans and programs. This section identifies and quantifies the extent to which those retirement benefits are enhanced or accelerated upon the triggering events described below.

Voluntary Termination Without "Good Reason" or Involuntary Termination For "Cause"

Windstream does not maintain any plans or arrangements that would provide benefits to its named executive officers solely as a result of a voluntary termination without "good reason" or an involuntary termination for "cause" (each as defined under the heading "Termination for 'Good Reason' or Involuntary Termination without 'Cause'" immediately below).

Voluntary Termination for "Good Reason" or Involuntary Termination without "Cause"

Windstream has entered into an Employment Agreement with Mr. Gardner. Under the Employment Agreement, if Windstream or its affiliates terminated Mr. Gardner's employment without "cause" (as defined below) or if Mr. Gardner terminated his employment with Windstream or its affiliates for "good reason" (as defined below) on December 31, 2010, then Windstream would have been obligated to pay Mr. Gardner, in a lump sum, approximately $2,973,000. This severance benefit under the Employment Agreement equals three times his annual base salary.

The Employment Agreement provides that upon termination of employment, Mr. Gardner is prohibited from soliciting employees or customers or competing against Windstream for a one-year period and is subject to confidentiality and non-disparagement restrictions. Moreover, he is required to sign a release of all claims against Windstream prior to receiving severance benefits under the agreement.

For purposes of the Employment Agreement, the term "cause" generally means (i) the willful failure by Mr. Gardner substantially to perform his duties to Windstream; (ii) a conviction, guilty plea or plea of *nolo contendere* of Mr. Gardner for any felony; (iii) gross negligence or willful misconduct by Mr. Gardner that is intended to or does result in his substantial personal enrichment or a material detrimental effect on the reputation or business of Windstream or any affiliate; (iv) a material violation by Mr. Gardner of the corporate governance board guidelines and code of ethics of Windstream or any affiliate; (v) a material violation by Mr. Gardner of the requirements of the Sarbanes-Oxley Act of 2002 or other federal or state securities law, rule or regulation; (vi) the repeated use of alcohol by Mr. Gardner that materially interferes with his duties, the use of illegal drugs, or a violation of the drug and/or alcohol policies of Windstream or any affiliate; or (vii) a material breach by Mr. Gardner of any non-solicitation, non-disparagement or confidentiality restrictions.

For purposes of the Employment Agreement, the term "good reason" generally means the occurrence, without the executive's express written consent, of any one or more of the following: (i) any action of Windstream or its affiliates that results in a material adverse change in Mr. Gardner's position (including status, offices, title, and reporting requirements), authorities, duties, or other responsibilities; (ii) a material reduction by Windstream in Mr. Gardner's compensation; (iii) the failure of the Board of Directors to nominate Mr. Gardner for election or re-election to the Board; or (iv) a material breach by Windstream of any provision of the Employment Agreement. Before Mr. Gardner may resign for "good reason", Windstream must have an opportunity within 30 days after receipt of notice to cure the "good reason" conditions. Notwithstanding the foregoing, in no event shall "good reason" occur as a result of the following: (i) a reduction in any component of Mr. Gardner's compensation if other components of his compensation are increased or a substitute or alternative is provided so that his overall compensation is not materially reduced; (ii) Mr. Gardner does not earn cash bonuses or benefit from equity incentives awarded to him because the performance goals or targets were not achieved; and (iii) the suspension of Mr. Gardner for the period during which the Board of Directors is making a determination whether to terminate him for cause.

Death or Disability

Windstream would have been obligated to provide each of the executive officers listed below (or his/her beneficiary) with the following estimated payments in the event that he/she had died or become "disabled" (as defined below) while employed with Windstream on December 31, 2010.

Name	Accelerated Vesting of Restricted Shares (1) ($)	Accelerated Vesting of Annual Incentive Compensation ($)	Total for Death or Disability ($)
Jeffery R. Gardner	10,242,875	2,242,347	12,485,222
Anthony W. Thomas	1,958,723	524,587	2,483,310
Brent Whittington	3,469,819	868,881	4,338,700
John P. Fletcher	2,683,882	637,180	3,321,062
Cynthia B. Nash	1,449,370	318,590	1,767,960

(1) The value of the accelerated vesting of restricted shares is based on the closing price of Windstream's Common Stock on December 31, 2010 of $13.94 per share.

Accelerated Vesting of Restricted Shares. In the event that an executive officer listed above died or became permanently disabled (as determined by the Compensation Committee in its sole discretion) and while employed with Windstream, then his unvested restricted stock or performance based restricted stock would have immediately vested in full.

Performance Incentive Compensation Plan. During 2010, each of the named executive officers participated in the Performance Incentive Compensation Plan, which is an annual bonus plan. If either an executive died or became "disabled" during the year, then his or her 2010 annual bonus under the Performance Incentive Compensation Plan would have been pro-rated on the basis of the ratio of the number of days of participation during the plan year to the number of days during the plan year and paid in a lump sum following the end of the year. For this purpose, the term "disability" means incapacity resulting in the executive being unable to engage in gainful employment at his usual occupation by reason of any medically demonstrable physical or mental condition, excluding, however, incapacity resulting from a felonious enterprise; chronic alcoholism or addiction to drugs or abuse; and self-inflicted injury or illness.

Change-in-Control

In general, Windstream does not maintain any plans or arrangements that would provide benefits to the named executive officers solely as a result of a change-in-control (as defined under the heading "Qualifying Termination Following Change-in-Control" below). All non-qualified balances would only be subject to payment following a qualifying termination following a change in control. Please refer to the section above entitled "Nonqualified Deferred Compensation" for more information.

Qualifying Termination Following Change-in-Control

Each executive officer listed below would have been entitled to the following estimated payments and benefits from Windstream or its successor if a change-in-control (as defined below) occurred on December 31, 2010 and Windstream terminated the executive's employment without "cause" (as defined below) or the executive terminated his employment with Windstream for "good reason" (as defined below) immediately following such change-in-control.

Name	Cash Severance ($)(1)	Cash Equivalent for Health Care Premiums ($)	Outplacement Services ($)	Excise Tax Gross-Up ($)	Accelerated Vesting of Restricted Shares(2) ($)	Total on a Qualifying Termination Following a Change-in-Control ($)
Jeffery R. Gardner	7,928,000	43,381	50,000	-0-	10,242,875	18,264,256
Anthony W. Thomas	1,697,400	27,055	25,000	986,215	1,958,723	4,694,393
Brent Whittington	3,720,000	42,692	50,000	2,045,509	3,469,819	9,328,020
John P. Fletcher	2,728,000	43,381	50,000	1,376,208	2,683,882	6,881,471
Cynthia B. Nash	1,168,000	16,306	25,000	- 0 -	1,449,370	2,658,676

(1) This amount includes the annual incentive compensation at target for the year of termination. Actual 2010 payouts are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

(2) The value of the accelerated vesting of restricted shares equals the product of (i) the number of unvested shares as of December 31, 2010, multiplied by (ii) the closing price of Windstream's Common Stock on December 31, 2010 of $13.94 per share.

Change-in-Control Agreements. Windstream has a Change-in-Control Agreement with certain of its executive officers, including its executive officers listed in the above table. The agreements provide that a covered executive would be entitled to certain severance benefits if, during the two-year period following a change-in-control (as defined below), Windstream terminates the executive's employment without "cause" (as defined below) or the executive terminates his employment with Windstream for "good reason" (as defined below). In general, the executive officers would be entitled to receive, in a lump sum, the following amounts pursuant to the Change-in-Control Agreements:

- Three times for Messrs. Gardner, Whittington and Fletcher and two times for Mr. Thomas and Ms. Nash the sum of the executive's base salary and target annual incentive compensation (in each case, as in effect on the date of the change-in-control, or if higher, on the date of termination);
- Pro-rated amount of target annual incentive compensation for the year of termination;
- A cash equivalent for three years for Messrs. Gardner, Whittington and Fletcher and two times for Mr. Thomas and Ms. Nash of health care premiums; and
- Outplacement services with a value of no more than $50,000 for Messrs. Gardner, Whittington and Fletcher or $25,000 for Mr. Thomas and Ms. Nash.

Terminated executives are prohibited from soliciting employees or customers or competing against Windstream or the acquiring or successor entity for a one-year period and are subject to a confidentiality restriction. Moreover, a terminated executive is required to sign a release of all claims against Windstream and the acquiring or successor entity prior to receiving severance benefits under the agreement.

Excise Tax Gross-Up. On or after a change-in-control, the named executive officers listed above may be subject to certain excise taxes pursuant to Section 4999 of the Internal Revenue Code. For Messrs. Gardner, Thomas, Whittington and Fletcher, Windstream or its successor is obligated under the Change-in-Control Agreements to reimburse each such named executive officer for all Section 4999 excise taxes that are imposed on him, whether as a result of payments received under his Change-in-Control Agreement or otherwise, and any income, employment and excise taxes that are payable by the executive as a result of such reimbursements. If, however, the aggregate parachute payments do not exceed 110% of the maximum total payments that could be made without triggering the excise tax under Section 4999, then the parachute payments would be automatically reduced to such maximum amount and no gross-up payment would be made. In general, the reimbursements would be made to the named executive officers by Windstream or its successor at the same time that the payments or benefits subject to the excise tax are paid or provided. The total tax gross-up amount in the above table assumes that (i) the excise tax rate is 20%, the federal income tax rate is 35%, the Medicare tax rate is 1.45%, and the state and local tax rate is 7%, and (ii) no amounts will be discounted as attributable to reasonable compensation and no value will be attributed to the non-solicitation or non-competition covenants contained in the Change-in-Control Agreements. The calculations exclude benefits paid from qualified plans or the BRP. Ms. Nash's agreement was entered into after 2009 and does not obligate Windstream or its successor to reimburse her for excise tax. Her payment will be reduced to the maximum amount that could be made without triggering the excise tax under Section 4999.

Accelerated Vesting of Restricted Shares. All unvested restricted stock or performance-based restricted stock held by the named executive officers listed above would have become vested if a change-in-control (as defined below) occurred on December 31, 2010 and Windstream terminated the executive's employment without "cause" (as defined below) or the executive terminated his employment with Windstream for "good reason" (as defined below) immediately following such change-in-control.

Definitions. For purposes of the Change-in-Control Agreements and the restricted shares described above for all executive officers, the following terms have the meanings set forth below:

- *Change-in-control.* A change-in-control generally means any of the following: (i) an acquisition of 50% or more of Windstream's Common Stock; (ii) a change in the membership of Windstream's board of directors, such that the current incumbents and their approved successors no longer constitute a majority;

(iii) a reorganization, merger, consolidation or sale or other disposition of more than 50% of Windstream's assets in which any one of the following is true: Windstream's pre-transaction shareholders do not hold at least 50% of the combined enterprise; there is a 50%-or-more shareholder of the combined enterprise (other than as a result of conversion of the shareholder's pre-combination interest in Windstream); or the members of Windstream's board of directors (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) stockholders approve a complete liquidation of Windstream.

- *Cause*. In general a termination is for cause if it is for any of the following reasons: (i) the willful failure by the executive substantially to perform his duties with Windstream; (ii) a conviction, guilty plea or plea of *nolo contendere* of the executive for any felony; (iii) the willful misconduct by the executive that is demonstratively and materially injurious to Windstream or its affiliates, monetarily or otherwise; (iv) a material violation by the executive of the corporate governance board guidelines and code of ethics of Windstream or any affiliate; (v) a material violation by the executive of the requirements of the Sarbanes-Oxley Act of 2002 or other federal or state securities law, rule or regulation; (vi) the repeated use of alcohol by the executive that materially interferes with his duties, the use of illegal drugs, or a violation of the drug and/or alcohol policies of Windstream or any affiliate; or (vii) a material breach by the executive of any non-solicitation or confidentiality restrictions.

- *Good Reason.* In general a termination by the executive is for good reason if it is for any of the following reasons: (i) the assignment to the executive of any duties inconsistent with the executive's status as an executive officer or a substantial adverse change in the nature or status of the executive's responsibilities; (ii) a reduction by Windstream in the executive's annual base salary; (iii) the relocation of the principal executive offices of Windstream by more than 35 miles or Windstream's requiring the executive to be based anywhere other than its principal executive offices; (iv) the failure by Windstream to pay to the executive any portion of the executive's current compensation, deferred compensation or business expense reimbursements; (v) the failure by Windstream to continue in effect any compensation plan in which the executive participates unless an equitable alternative arrangement has been made, or the failure by Windstream to continue the executive's participation in those plans; (vi) the failure by Windstream to continue to provide the executive with benefits substantially similar to those enjoyed by the executive under any of Windstream's retirement, welfare and fringe benefit plans; (vii) any purported termination by Windstream of the executive's employment that is not effected in accordance with the terms of the Change-in-Control Agreement; or (viii) any failure by Windstream to require the successor to assume the agreement.

Clawback Policy

In 2010, the Board of Directors, acting on the recommendation of the Compensation Committee, adopted a clawback policy that requires executive officers to repay or forfeit covered compensation under the conditions set forth in the policy. The compensation covered by the policy is annual or short-term incentive compensation, performance-based restricted stock, other performance-based compensation, time-based restricted stock, severance benefits awarded under a change-in-control agreement, and such other compensation as may be designated by resolution to be subject to the policy. Under the policy, each executive officer is required to forfeit or repay, to the fullest extent permitted by law, covered compensation if all of the following conditions are met:

(1) Financial statements of Windstream filed with the SEC during the period in which the executive officer is employed as an executive officer become subject to a restatement that is filed with the SEC;

(2) The Board of Windstream determines that fraud caused or significantly contributed to the need for the restatement;

(3) The Board determines that the restatement applies to the covered compensation; and

(4) The Board determines in its sole discretion that it is in the best interests of Windstream and its stockholders for the executive officer to repay the covered compensation.

The Board can determine that a restatement applies to covered compensation if (i) in the case of performance-based compensation, the vesting or payment of such compensation was based on the achievement of financial results that were subsequently the subject of the restatement, and the amount of compensation that would have been received by the executive officer had the financial results been properly reported, after giving effect to the restatement, would have been lower than the amount actually received, (ii) in the case of time-based restricted stock, the vesting of such compensation occurred during the fiscal period whose results were subject to the restatement, and (iii) in the case of severance payments under a change-in-control agreement, the executive officer engaged in the fraud giving rise to the restatement during the 12 months prior to the consummation of the change-in-control that was a condition to the vesting and payment of any cash severance received by the executive officer pursuant to the change-in-control agreement, and the amount of severance under the change-in-control agreement exceeds the cash severance that would have been available under Windstream's severance policies generally available to employees.

The Board of Directors of Windstream, acting solely through its independent directors, is the administrator of the policy. The policy applies to covered compensation granted or awarded on or after January 1, 2010, including severance payments that may be issued after January 1, 2010 under Windstream's existing change-in-control agreements.

Risks Presented by Windstream's Compensation Programs

As required by SEC rules, Windstream has assessed the risks that could arise from its compensation policies for all employees, including employees who are not officers, and has concluded that such policies are not reasonably likely to have a material adverse effect on Windstream. To the extent that Windstream's compensation programs create a potential misalignment of risk incentives, Windstream believes that it has more than adequate compensating controls to mitigate against the potential impact of any such misalignment. These compensating controls include strong internal controls over financial reporting, robust stock ownership guidelines, a clawback policy for senior executives, and a three year vesting cycle for equity-based compensation. The result is a strong alignment between the interests of management and shareholders. Windstream also engages in an annual risk assessment process that is conducted by Windstream's Internal Audit Department. The results of this risk assessment are reported annually to Windstream's Audit Committee and full Board of Directors, and this assessment is designed in part to identify any activities that create improper risks to Windstream.

Compensation Committee Interlocks and Insider Participation

During 2010, the Compensation Committee consisted of Messrs. Montgomery (Chairman), Beall and Foster. All members of the Compensation Committee during 2010 were independent directors, and no member was an officer or employee of the Windstream or a former officer of Windstream. No member of the Compensation Committee serving during 2010 had any relationship requiring disclosure under the section titled "Certain Relationships and Related Transactions" in this Proxy Statement. During 2010, none of our executive officers served on the compensation committee (or its equivalent) or board of directors of another entity whose executive officer served on either our Compensation Committee or our Board of Directors.

PROPOSAL NO. 2
ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Annual Meeting and pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, the Board of Directors is providing stockholders of Windstream the opportunity to vote on the following advisory (nonbinding) resolution:

> **"Resolved, that the compensation paid to Windstream's named executive officers, as disclosed in this Proxy Statement, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."**

As described in the Compensation Discussion and Analysis, our executive compensation philosophy, policies, and practices are designed to:

- Provide a high correlation between pay and performance;
- Align management's interests with the long-term interests of Windstream's stockholders; and
- Provide competitive compensation and incentives to attract and retain key executives.

Our core program consists of base salary, annual cash incentives and long-term equity incentives.

The following is a summary of key considerations that stockholders should take into account when assessing our executive compensation program:

- During 2010, we delivered industry-leading financial and operational performance while successfully executing on a wide range of key strategic initiatives. Those initiatives were designed to grow and transform the Company into a next-generation communications company. As a result of these efforts, 58% of 2010 revenues (pro forma to reflect all acquisitions as if they closed prior to January 1, 2010) come from broadband and business, the growth segments of the Company. Our annual (short-term) incentive plan recognized these results with a payout of 181% of target levels and our performance-based equity awards were earned at target level. These payouts demonstrate our desired correlation between pay and performance.

- Our dividend is a key component of our total shareholder return and we believe Adjusted Operating Income Before Depreciation and Amortization (Adjusted OIBDA) is the right performance metric to motivate management to maintain and increase the cash flows of the business to support the dividend. For 2011, the short-term incentive program will be based 100% on Adjusted OIBDA.

- We seek to align management with the long-term interests of our shareholders and in 2011, the performance-based restricted stock units were modified to raise the performance bar five hundred basis points over 2010 goals, and a three-year revenue goal has been added to the program. These changes, along with our robust stock ownership guidelines, including ten times base salary for the CEO, and clawback policy that allows Windstream to recover both incentive and non-incentive based compensation in certain situations, strengthen our executive compensation program without creating incentives for excessive risk taking.

The Board of Directors values and encourages constructive dialogue on compensation and other important governance topics with Windstream's stockholders, to whom it is ultimately accountable. The Board of Directors requests stockholder approval of the Company's overall executive compensation philosophy, policies and practices. Although your vote is advisory and will not be binding upon the Company or the Board of Directors, nor will it create or imply any change in the fiduciary duties of the Company or the Board of Directors, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation decisions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF PROPOSAL NO. 2. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED FOR PROPOSAL NO. 2 UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE.

PROPOSAL NO. 3
ADVISORY VOTE ON FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, we are providing the Company's stockholders the opportunity to cast an advisory vote on whether a non-binding stockholder resolution to approve the compensation of the Company's named executive officers should occur every one, two or three years. The Board recommends that stockholders vote to hold an advisory vote on executive compensation every year, or an annual vote.

Board Recommendation

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT AN ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS BE INCLUDED IN THE COMPANY'S PROXY STATEMENT EVERY YEAR.

PROXIES SOLICITED BY THE BOARD WILL BE VOTED IN FAVOR OF INCLUDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION IN THE COMPANY'S PROXY STATEMENT EVERY YEAR.

Vote Required

Generally, approval of any matter presented to shareholders requires a majority of the shares present in person or by proxy and entitled to vote on the matter. However, because this vote is advisory and non-binding, if none of the frequency options receive majority support, the option receiving the greatest number of votes will be considered the frequency recommended by the Company's stockholders. Although your vote is advisory and will not be binding upon the Company or the Board of Directors, nor will it create or imply any change in the fiduciary duties of the Company or the Board of Directors, the Board of Directors will take into account the outcome of this vote in making a determination on the frequency at which advisory votes on executive compensation will be included in the Company's proxy statement.

PROPOSAL NO. 4
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has selected PricewaterhouseCoopers LLP ("PwC") to audit Windstream's consolidated financial statements for the fiscal year ending December 31, 2011. Windstream is submitting to the stockholders for ratification at the Annual Meeting the selection of PwC as Windstream's independent auditors for 2011, although neither the Board of Directors nor its Audit Committee maintains a policy requiring Windstream to seek stockholder ratification of the independent auditor selection. PwC also served as Windstream's independent auditor during 2009 and 2010 in connection with the audits of the 2009 and 2010 fiscal years. Information regarding PwC's fees for 2009 and 2010 is provided below under the caption "Audit and Non-Audit Fees". Representatives of PwC are expected to be present at the 2011 Annual Meeting and will have an opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

If the stockholders fail to ratify the appointment of PricewaterhouseCoopers LLP as Windstream's independent registered public accountant, the Board will reconsider the appointment. However, even if the selection is ratified, the Audit Committee, in its sole discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Windstream and its stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL NO. 4. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED FOR PROPOSAL NO. 4 UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE.

PROPOSAL NO. 5
STOCKHOLDER PROPOSAL - CUMULATIVE VOTING

The stockholder proposal, which follows, is a verbatim submission by the Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund (who has notified Windstream that it is the beneficial owner of 32,910 shares of Windstream Common Stock), whose address is 900 Seventh Street, N.W., Washington, D.C. 20001, for consideration by Windstream stockholders. All statements contained in the proposal are the sole responsibility of the Fund.

RESOLVED: That the stockholders of Windstream Corporation ("the Company"), assembled in Annual Meeting in person or by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the contested election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all such votes for a single candidate, or any two or more of them as he or she may see fit.

SUPPORTING STATEMENT

Cumulate voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

We believe that cumulative voting increases the possibility of electing at least one director with a viewpoint independent of management. In our opinion, this will help achieve the objective of the board representing all shareholders.

We urge our fellow shareholders to vote yes for cumulative voting and the opportunity to enhance the Board with a more independent perspective.

BOARD OF DIRECTORS' STATEMENT
IN OPPOSITION TO THE STOCKHOLDER PROPOSAL

Under the Company's existing majority voting standard, to be elected in uncontested elections of directors, nominees for election must receive a majority of the votes cast. In contested elections, directors will continue to be elected by a plurality of the votes cast. The Board believes that majority voting is the fairest way to elect the Company's directors in uncontested elections, as well as the method most likely to produce a Board that will effectively represent the interests of Windstream stockholders. One consequence of cumulative voting is to permit the holders of *less than a majority* of the votes cast to elect a director.

Cumulative voting is incompatible with majority voting. By permitting stockholders to aggregate their votes and cast them for only one or a limited number of directors, cumulative voting could result in the election of directors who receive less than a majority of the votes outstanding. Stockholders who cumulate their vote often do not vote for all of the candidates for directors and accordingly, some directors who receive very few "for" votes may be elected to the Board.

Windstream's Governance Committee, which is responsible for identifying candidates for the Board, as well as the independence criteria contained in Windstream's Corporate Governance Board Guidelines, protects the interests of all stockholders by ensuring that Windstream has an independent and effective Board of Directors. Six directors are independent, and the Governance Committee is comprised entirely of independent directors. This degree of independence among Board members ensures that directors will represent the interest of, and remain accountable to, all stockholders.

A director elected by cumulative voting may be more inclined to promote special interests on the Board and may not represent the best interests of the majority of Windstream stockholders.

For these reasons, Windstream believes the present majority voting-based system best assures the elected directors will represent and act in the interests of all stockholders and this proposal is unnecessary and undesirable and could have adverse consequences for stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE STOCKHOLDER PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED AGAINST THE STOCKHOLDER PROPOSAL UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE.

PROPOSAL NO. 6
STOCKHOLDER PROPOSAL—TRANSPARENCY AND ACCOUNTABILITY IN CORPORATE SPENDING ON POLITICAL ACTIVITIES

The stockholder proposal, which follows, is a verbatim submission by the CWA General Fund (who has notified Windstream that it is the beneficial owner of Windstream Common Stock valued at more than $2,000), whose address is 501 Third Street, N.W., Washington, D.C. 20001-2767, for consideration by Windstream stockholders. All statements therein are the sole responsibility of the Fund.

Resolved, that the shareholders of Windstream Corporation ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for political contribution and expenditures (both direct and indirect) made with corporate funds;

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient and the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Supporting Statement

As long-term shareholders of Windstream, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the IRS Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of the federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the Company and its shareholders, and critical for compliance with federal ethics laws. The Supreme Court's Citizens United decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the Company to reputational and business risks that could threaten long-term shareholder value.

Windstream contributed at least $161,000 in corporate funds since the 2006 election cycle, according to the Center for Political Accountability. During the same time frame, the Company spent at least $123,000 on state politics.

Publicly available data does not provide a complete picture of the Company's political expenditures. Windstream's payments to trade associations used for political activities are undisclosed and unknown. In many cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all political spending, including payments to trade associations and other tax exempt organizations for political purposes. This would bring Windstream in line with a growing number of leading companies, including Aetna, American Electric Power and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge support for this critical governance reform.

BOARD OF DIRECTORS' STATEMENT
IN OPPOSITION TO THE STOCKHOLDER PROPOSAL

Windstream shares the proponents' interest in transparency and accountability regarding corporate spending on political activities. The Company already complies with regulatory requirements arising from the laws and rulings of states, localities, courts, the federal executive branch, the federal legislative branch, and the Federal Election Commission (FEC).

As a result of the exhaustive reporting requirements already in place, vast amounts of data on the political activities of Windstream, as well as the separate segregated fund known as the Windstream Corporation Political Action Committee (PAC), are already publicly available. This information, updated continually, offers a comprehensive account of Company and PAC political activity since the Company's founding. For instance, one can learn what specific bills Windstream has followed, which political candidates it has supported, and how the Company's efforts compare to unions or other telecom providers. With specific regard to the Federal Communications Commission (FCC), detailed information documenting the dates that Windstream officials met with commissioners, what data or exhibits were used, and what arguments were made is already available.

The Company strongly disagrees with the resolution's assertion that communications between Company officers and board members regarding political activity are somehow incomplete or misleading. Furthermore, it is inaccurate to assert that trade associations with which the Company is affiliated are engaging in secretive political activities unbeknownst to Windstream officers. In fact, Company officials are directly engaged in the governance, as well as the policy and political decisions, of every trade association in which we are a member. As is the nature of any group activity, trade associations cannot follow each individual member's preferred approach in every instance, but we are confident that the associations to which we belong are accountable and their actions are transparent to their membership. Finally, the supporting statement incorrectly suggests that Windstream is contributing corporate funds to candidates. In fact, all Windstream-related funding for candidates and campaigns is provided through the Windstream Corporation PAC, which is registered with the FEC and complies with the requirements of the Federal Election Campaign Act, or from individual contributions of Windstream officers or employees. All PAC dollars come from individual contributors – not the Company – and are required to be kept separate from the general corporate treasury.

Windstream competes in a highly regulated industry, and the Company's operations are significantly affected by government actions at the local, state and national levels. Therefore, it is important that Windstream actively participate in the electoral and legislative processes in order to protect stockholder interests and that these activities remain transparent, as they are today.

Windstream has three objections to the proposal under consideration: (1) This proposal would impose additional administrative burden on Windstream for little additional value for the Company or its stockholders because comprehensive information regarding Windstream's political activities is already publicly available; (2) Windstream has not used corporate funds to make political contributions to candidates; and (3) It would burden only Windstream, but not other participants in the political process, including our competitors, unions, or other entities whose resources are in many cases far greater than Windstream's. For these reasons, Windstream believes this proposal is unnecessary and undesirable and could have adverse consequences for stockholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE STOCKHOLDER PROPOSAL. PROXIES SOLICITED BY THE BOARD OF DIRECTORS WILL BE VOTED AGAINST THE STOCKHOLDER PROPOSAL UNLESS STOCKHOLDERS SPECIFY A CONTRARY VOTE.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Stockholders who intend to present proposals at the 2012 Annual Meeting, and who wish to have those proposals included in Windstream's proxy statement for the 2012 Annual Meeting, must be certain that those proposals are received by the Corporate Secretary at 4001 Rodney Parham Road, Little Rock, Arkansas 72212, no later than November 25, 2011. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in the proxy statement for Windstream's 2012 Annual Meeting.

Additionally, stockholders that desire to submit a proposal at the 2012 Annual Meeting outside the process established by SEC Rule 14a-8 (i.e., where the proposal will not be included in the Company's proxy statement for the 2012 Annual Meeting) must comply with the advance notice provisions in the Company's bylaws. In order to comply with the advance notice provisions in the Company's bylaws, the stockholder must deliver written notice of the proposal to the Corporate Secretary at the address provided above no earlier than January 5, 2012 nor later than February 4, 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Windstream has adopted a written policy for the review and approval of related party transactions. The Governance Committee is responsible for the review and approval of transactions covered by the policy, although transactions can also be approved by the disinterested members of the Board of Directors.

Under the policy and subject to the exceptions noted below, the Governance Committee or the Board must approve any transaction in which Windstream is a participant, the amount involved equals or exceeds $120,000, and the transaction is required to be disclosed under SEC rules regarding related party transactions. To be approved, the transaction must be on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party or is otherwise determined to be fair and in the best interests of Windstream. The persons covered by the policy are Windstream's directors, director nominees, and executive officers, an immediate family member of any of the foregoing, and any entity that is controlled by any of the foregoing persons. During 2010, there were no commercial transactions between related parties and Windstream that required disclosure in this proxy statement.

Transactions covered by the policy do not include the provision of services, the sale of products or other transactions conducted by Windstream in the ordinary course of business and on terms generally available to employees or customers. Covered transactions also do not include an employment or service relationship involving a director or executive officer and any related compensation resulting from that relationship that is approved by Windstream's Compensation Committee or is disclosed in the proxy statement pursuant to the SEC's executive compensation rules. Additionally, covered transactions do not include employment relationships of immediate family members of executive officers as long as the immediate family member is not also an executive officer and is not related to the Chief Executive Officer or a director. Any employment relationships with immediate family members of executive officers that are not subject to the policy require the approval of the Chief Executive Officer. The Governance Committee also receives an annual report disclosing the terms of all related party transactions including transactions that do not require pre-approval by the Committee. The following is a summary of certain employment relationships occurring during 2010 involving Windstream, certain of its executive officers and certain members of their immediate family. Windstream believes the terms of the following employment relationships are comparable to terms that would have been reached by unrelated parties in arm's-length transaction.

David Martin, brother-in-law of Brent Whittington, who is Chief Operating Officer and an executive officer of Windstream. Mr. Martin served as a Director of Business Solutions during 2010. For 2010, Windstream paid Mr. Martin total compensation of $148,576 comprised of salary, commissions, the value of restricted stock granted during 2010, Company contribution to the Windstream 401K plan, and the Company portion of healthcare premiums.

Wendy Raney, wife of William Grant Raney, who is Executive Vice President – Network Operations and an executive officer of Windstream. Ms. Raney served as Vice President of Customer Service during 2010. For 2010, Windstream paid Ms. Raney total compensation of $231,788 comprised of salary, bonus, the value of restricted stock granted during 2010, Company contribution to the Windstream 401K plan and the Company portion of healthcare premiums.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Windstream's directors and executive officers, and persons who own more than ten percent of Windstream's Common Stock, to file with the SEC and NASDAQ initial reports of ownership and reports of changes in ownership of that Common Stock. To Windstream's knowledge, based solely upon a review of copies of reports provided by those individuals to Windstream and written representations of those individuals that no other reports were required with respect to the year ended December 31, 2010, Windstream believes that all of the foregoing filing requirements applicable to its directors, executive officers, and greater-than-ten percent beneficial owners have been met, except that one Form 4 related to one reportable transaction for each of the following individuals was filed on November 19, 2010, which was two business days after the filing deadline for these reports: Anthony W. Thomas, William G. Raney, Cynthia Nash, and Robert G. Clancy.

ANNUAL REPORT

The 2010 Annual Report accompanies this proxy statement, which incorporates a copy of Windstream's 2010 Form 10-K report, including the consolidated financial statements and the financial statement schedules thereto.

For stockholders who elect to receive proxy materials by mail and not electronic delivery, only one copy of this proxy statement, and the accompanying Annual Report, is being delivered to such stockholders who share an address, unless Windstream has received contrary instructions from one or more of the stockholders. Windstream will promptly deliver a separate copy of this proxy statement and the accompanying Annual Report to any stockholder at a shared address to which a single copy of those documents has been delivered by mail upon the written or oral request from that stockholder to Windstream at the address provided below or by calling

(501) 748-7000. Any stockholder sharing a single copy of the proxy statement and Annual Report who wishes to receive a separate distribution by mail of Windstream's proxy statement and Annual Report in the future and stockholders sharing an address and receiving by mail multiple copies of Windstream's proxy statement and Annual Report who wish to share a single copy of those documents in the future should also notify Windstream at: Investor Relations, Windstream Corporation, 4001 Rodney Parham Road, Little Rock, Arkansas 72212.

AUDIT AND NON-AUDIT FEES

PricewaterhouseCoopers LLP ("PwC") has been selected as Windstream's independent auditors for 2011. Aggregate fees for professional services rendered by PwC for the years ended December 31, 2010 and 2009 were:

In thousands	2010	2009
Audit(a)	$2,915	$2,827
Audit-related(b)	200	—
Tax(c)	542	220
All other(d)	4	—
Total	$3,661	$3,047

(a) Audit fees include fees for the annual audit and quarterly reviews of the consolidated financial statements as well as services related to statutory/subsidiary audits, attestation reports required by statute or regulation, comfort letters and consents in respect to Securities and Exchange Commission filings, and accounting and financial reporting consultations. The increase in 2010 audit fees is primarily due to work performed in connection with the acquisitions of NuVox, Inc.; Iowa Telecom; Q-Comm Corporation; and Hosted Solutions, LLC.

(b) Audit-related fees include fees for audits in connection with acquisitions and audits of employee benefit plans of $160,000 and $40,000, respectively. Excluded from the 2010 amount is $25,000 paid by the Windstream Pension Plan Trust for the audit of the Windstream Pension Plan.

(c) Tax fees are principally comprised of fees for tax consulting services provided by PwC. The increase in 2010 tax fees is primarily due to work performed in connection with the acquisitions NuVox, Inc.; Iowa Telecom; Q-Comm Corporation; and Hosted Solutions, LLC.

(d) All other fees are comprised of fees for subscription to PwC's on-line accounting research software.

In making its determination regarding the independence of PwC, the Audit Committee considered whether the provision of the services covered herein regarding "Audit-related fees", "Tax fees" and "All other fees" was compatible with maintaining such independence. All services to be performed for Windstream by PwC must be pre-approved by the Audit Committee or a designated member of the Audit Committee pursuant to the Committee's Pre-Approval Policies and Procedures. The Audit Committee's pre-approval policy provides that Windstream may engage PwC for non-audit services (i) only if such services are not prohibited from being performed by PwC under the Sarbanes-Oxley Act of 2002 or any other applicable law or regulation and (ii) if such services are tax-related services, such services are one or more of the following tax-related services: tax return preparation and review; advice on income tax, tax accounting, sales/use tax, excise tax and other miscellaneous tax matters; tax advice and implementation assistance on restructurings, mergers and acquisition matters and other tax strategies. The pre-approval policy provides that the Audit Committee, or any individual member of the Audit Committee who has been designated with authority to pre-approve audit or non-audit services to be performed by PwC, must pre-approve the engagement of PwC to perform such non-audit services, and any request for approval for PwC to perform a permitted non-audit service must be accompanied by a discussion of the reasons why PwC should be engaged to perform the services instead of an alternative provider. None of the services described above were approved pursuant to the *de minimis* exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X promulgated by the SEC.

OTHER MATTERS

The management and the Board of Directors of Windstream do not know of any other matters that may come before the meeting. If any other matters properly come before the meeting, however, it is the intention of the persons named in the accompanying form of proxy to vote the proxy in accordance with their judgment on those matters.

Under Windstream's Bylaws, nominations for director may be made only by the Board or by a Windstream stockholder who has delivered timely notice of such stockholder's intent to make such nomination in writing to the Secretary of Windstream. To be timely, a stockholder's notice shall be delivered to or mailed and received at the principal executive offices of Windstream (i) in the case of an annual meeting, not less than 90 nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, whichever occurs first, and (ii) in the case of a special meeting at which directors are to be elected, not later than the close of business on the 10th day following the day on which notice of the date of the meeting was mailed or public disclosure of the meeting was made, whichever occurs first.

The stockholder's notice of nomination shall set forth: (1) as to each person whom the stockholder proposes to nominate for election as a director at such meeting all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended and such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (2) as to the stockholder and any "stockholder associated person" (as such phrase is defined below) giving the notice (A) the name and address, as they appear on the Windstream's books, of such stockholder and any stockholder associated person, (B) the class and number of shares of Windstream common stock which are beneficially owned by such stockholder and also which are owned of record by such stockholder, (C) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such stockholder associated person with respect to any share of Windstream stock; and (3) as to the beneficial owner, if any, on whose behalf the nomination is made, (A) the name and address of such person, (B) the class and number of shares of Windstream common stock which are beneficially owned by such person, (C) a representation that the stockholder is a holder of record of stock of Windstream entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination, and (D) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (i) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Windstream's outstanding capital stock required to elect the nominee and/or (ii) otherwise to solicit proxies from stockholders in support of such nomination. A stockholder associated person means, with respect to a stockholder, (1) any person directly or indirectly controlling, controlled by or under common control with, or directly or indirectly acting in concert with, such stockholder and (2) any beneficial owner of shares of Windstream stock owned of record or otherwise by such stockholder

The Bylaws also provide that no other business may be brought before an annual meeting except as specified in the notice of the meeting or as otherwise brought before the meeting by or at the direction of the Board or by a Windstream stockholder entitled to vote who has delivered timely notice to Windstream. These requirements apply to any matter that a Windstream stockholder wishes to raise at an annual meeting other than in accordance with the procedures in SEC Rule 14a-8. For business to be properly brought before an annual meeting, such proposed business must constitute a proper matter for stockholder action. For a stockholder to provide timely notice of a proposed action, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of Windstream not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting of stockholders is called for a date that is not within 25 days before or after such anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed or public announcement of such date was made, whichever occurs first.

A stockholder's notice of proposed business (other than director nominations) must set forth as to each matter the stockholder proposes to bring before the annual meeting (1) a brief description of the business desired to be brought before the annual meeting and the text of the proposal or business, (2) the reason for conducting such business and any material interest of the stockholder and any stockholder associated person, individually or in the aggregate, including any anticipated benefit to the stockholder or stockholder associated person, (3) the name and address, as they appear on Windstream's books, of the stockholder proposing such business and of any stockholder associated person, (4) the class and number of shares of Windstream Common Stock which are beneficially owned by the stockholder and by any stockholder associated person, (5) a representation that the stockholder is a holder of record of Common Stock of Windstream entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (6) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Windstream's outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies from stockholders in support of such proposal, and (7) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such stockholder or any such stockholder associated person with respect to any share of Windstream stock.

All notices of stockholder nominations for director or other proposed business must be delivered in writing to the Corporate Secretary of Windstream at the principal executive offices of Windstream at 4001 Rodney Parham Road, Little Rock, Arkansas 72212.

Windstream will bear the cost of solicitation of proxies. In addition to the use of the mail, proxies may be solicited by officers, directors, and employees of Windstream, personally or by telephone or electronic means. In the event the management of Windstream deems it advisable, Windstream may engage the services of an independent proxy solicitation firm to aid in the solicitation of proxies. The fees paid by Windstream, in the event of such an engagement, likely would not exceed $20,000. Windstream will pay persons holding stock in their names or those of their nominees for their expenses in sending soliciting material to their principals in accordance with applicable regulations.

The material referred to in this proxy statement under the caption "Audit Committee Report" shall not be deemed soliciting material or otherwise deemed filed and shall not be deemed to be incorporated by any general statement of incorporation by reference in any filings made under the Securities Act of 1933 or the Securities Exchange Act of 1934.

IT IS IMPORTANT THAT ALL SHARES BE VOTED PROMPTLY. THEREFORE, STOCKHOLDERS ARE URGED TO VOTE AS SOON AS POSSIBLE ON THE INTERNET, BY TELEPHONE, OR BY MAIL.

Dated: March 24, 2011

By Order of the Board of Directors,
John P. Fletcher,
Secretary

APPENDIX A

Companies Included in 2010 Competitive Market Analysis

AGL Resources
American Tower
Asurion
Broadview Networks
Cablevision Systems Corporation
Cablevision Systems Corporation—Madison Square Garden/Radio City Entertainment
Cellular South, Inc.
CenturyTel, Inc.
Comcast Corporation—Comcast Cable Communications
Cox Enterprises, Inc.—Cox Communications, Inc.
CPS Energy
Crown Castle International Corporation
DIRECTV, Inc.
DISH Network Corp.
Duke Energy Corporation
EMBARQ Corporation
FPL FiberNet
FPL Group—Florida Power & Light
FPL Group—FPL FiberNet
FPL Group—NextEra Energy Resources
GCI Communication Corp
Integra Telecom, Inc.
Intelsat Global Service Corporation
iPCS, Inc.
Level 3 Communications
MetroPCS Communications, Inc.
NACR
National Rural Telecommunications Cooperative
Qwest Communications International, Inc.
SBA Network Services, Inc.
Securus Technologies
Southern Company—SouthernLINC
SureWest Communications
Syniverse Technologies
TDS Telecom
Tellabs
Time Warner Cable
T-Mobile USA
United States Cellular Corporation
University of Michigan
Verizon Communications
Verizon Wireless
Vonage Holdings Corporation

WINDSTREAM CORPORATION ANNUAL REPORT ON FORM 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file number 1-32422

WINDSTREAM CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	20-0792300
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4001 Rodney Parham Road, Little Rock, Arkansas	72212
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (501) 748-7000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($0.0001 par per share)	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

NONE
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ YES ☐ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).
☐ YES ☒ NO

Aggregate market value of voting stock held by non-affiliates as of June 30, 2010 - $5,102,105,290

Common shares outstanding, February 15, 2011 - 504,300,673

DOCUMENTS INCORPORATED BY REFERENCE

Document	Incorporated Into
Proxy statement for the 2011 Annual Meeting of Stockholders	Part III

The Exhibit Index is located on pages 33 to 38.

Windstream Corporation
Form 10-K, Part I
Table of Contents

Item 1. Business

THE COMPANY

OVERVIEW

Windstream Corporation ("Windstream", "we" or the "Company") is a leading communications and technology solutions provider, specializing in complex data, high-speed Internet access, voice and transport services to customers in 29 states. We provide a variety of solutions, including IP-based voice and data services, multiprotocol label switching ("MPLS") networking, data center and managed services, hosting services and communications systems to businesses and government agencies. We operate an extensive local and long-haul network, including 60,000 route miles of fiber, used to deliver voice and data traffic of Windstream, as well as other carriers on a wholesale basis. We also provide high-speed Internet, voice, and digital television services to residential customers primarily located in rural areas. As of December 31, 2010, the Company provided service to approximately 3.3 million access lines and 1.3 million high-speed Internet customers.

During 2010, we further transformed our strategy towards a focus on data and business-solutions through several key acquisitions, including NuVox, Inc. ("NuVox"), Iowa Telecommunications Services, Inc. ("Iowa Telecom"), Hosted Solutions Acquisition, LLC ("Hosted Solutions"), and Q-Comm Corporation ("Q-Comm"). The network infrastructure acquired of Q-Comm, including its fiber network, and the data center operations of Hosted Solutions, offer the potential for significant operating synergies, expand our ability to deliver highly complementary service offerings to new and existing business customer, and present increased opportunities around transport services, including wireless data backhaul. We believe these acquisitions advance our strategy to position our business to achieve total revenue growth in the future.

We intend to continue to execute on our data and business-solutions strategy by offering additional services and higher data speeds throughout our service areas. As wireless data usage continues to grow, we believe that Windstream's fiber network, which doubled in size with the acquisition of Q-Comm, positions it to provide additional transport services to wireless companies. We intend to serve new and existing residential customers through bundled service offerings, including our price for life offering, which offers a price for life guarantee and package discount on our voice, high-speed Internet, and digital television bundle.

As of December 31, 2010, Windstream's subsidiaries provide services in 29 states. These states include Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, New Mexico, New York, North Carolina, Ohio, Oklahoma, Pennsylvania, South Carolina, Tennessee, Texas, Virginia, West Virginia and Wisconsin.

The shaded areas in the following map reflect Windstream's service territories as of December 31, 2010.


windstream.
Business & Residential Service
Business Service
Data Centers
Regional Fiber
Long Haul Fiber

Item 1. Business

The Company's web site address is **www.windstream.com**. Windstream files with, or furnishes to, the Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as well as various other information. This information can be found on the SEC website at www.sec.gov. In addition, Windstream makes available free of charge through the Investor Relations page of its web site its annual reports, quarterly reports, and current reports, and all amendments to any of those reports, as soon as reasonably practicable after providing such reports to the SEC. In addition, on the corporate governance section of the Investor Relations page of its web site, Windstream makes available its Code of Ethics, the Board of Directors' Amended and Restated Corporate Governance Board Guidelines, and the charters for its Audit, Compensation, and Governance Committees. Windstream will provide to any stockholder a copy of the Governance Board Guidelines and the Committee charters, without charge, upon written request to Investor Relations, Windstream Corporation, 4001 Rodney Parham Road, Little Rock, Arkansas 72212.

FORMATION OF WINDSTREAM

On July 17, 2006, Alltel completed the spin off of its wireline telecommunications division, Alltel Holding Corp. Pursuant to the spin off, Alltel contributed all of its wireline assets to the Company in exchange for: (i) newly issued Company common stock, (ii) the payment of a special dividend to Alltel in the amount of $2.3 billion and (iii) the distribution by the Company to Alltel of certain debt securities (the "Contribution"). In connection with the Contribution, the Company assumed approximately $261.0 million of long-term debt that had been issued by the Company's wireline subsidiaries. Following the Contribution, Alltel distributed 100 percent of the common shares of the Company to its shareholders as a tax-free dividend.

Immediately after the consummation of the spin off, Alltel Holding Corp. merged with and into Valor, with Valor continuing as the surviving corporation. The merger was accounted for using the purchase method of accounting for business combinations, in accordance with authoritative guidance, with Alltel Holding Corp. serving as the accounting acquirer. The accompanying consolidated financial statements reflect the combined operations of Alltel Holding Corp. and Valor following the spin off and merger transactions on July 17, 2006. The resulting company was renamed Windstream Corporation. Results of operations presented for historical periods prior to the merger are for Alltel Holding Corp. As a result of the merger, all of the issued and outstanding shares of the Company's common stock were converted into the right to receive an aggregate number of shares of common stock of Valor. Valor issued in the aggregate approximately 403 million shares of its common stock to Alltel shareholders pursuant to the merger, or 1.0339267 shares of Valor common stock for each share of the Company's common stock outstanding as of the effective date of the merger. Upon completion of the merger, Alltel's stockholders owned approximately 85 percent of the outstanding equity interests of the surviving corporation, Windstream, and the stockholders of Valor owned the remaining approximately 15 percent of such equity interests. In addition, Windstream assumed Valor debt valued at $1,195.6 million.

PRODUCTS AND OFFERINGS

Business services include data, integrated solutions, and voice services and special access circuits to business customers. Data services include advanced data services, such as data center and managed hosting, MPLS networking, and dedicated access, as well as the provision of high-speed Internet to business customers. Integrated solutions consist of multiple voice and data services delivered over an IP connection. Voice services include basic services, such as local, and various enhanced features as well as long-distance. Special access services include point-to-point switching arrangements for voice and data traffic, allowing constant use at maximum capacity.

Consumer services primarily consist of the provision of high-speed Internet, voice and video services to residential customers. High-speed Internet includes traditional high-speed Internet service as well as other value added services utilizing that high-speed connection, such as our Internet Security Suite software and Online Data Backup services. Voice services include basic services such as local and long distance and enhanced services such as call waiting, caller identification, and voicemail. Video services represent activation and billing of digital satellite television service through DISH Network LLC and service provided through various cable television franchises owned by the Company.

Wholesale services primarily include voice and data services sold on a wholesale basis to other carriers, usage sensitive services to long distance companies and other local exchange carriers for access to the Company's network in connection with the completion of long-distance calls, as well as reciprocal compensation received from wireless and

Item 1. Business

other local connecting carriers for the use of our facilities. Universal service fund ("USF") revenues, which subsidize the cost of providing telecommunication services in high cost areas, are also included in wholesale service revenues.

Product sales include data and communications equipment sold to business customers, as well as, high-speed Internet modems, computers and other equipment sold to our consumers.

STRATEGIC ACQUISITIONS

On December 2, 2010, Windstream completed the acquisition of Q-Comm Corporation ("Q-Comm"), a privately held regional fiber transport provider and competitive local exchange carrier ("CLEC"). This acquisition significantly enhanced the Company's fiber network with increased scale and business revenues, as well as the opportunity for operating synergies across the Windstream markets. Under the terms of the merger agreement, the Company paid $279.1 million in cash, net of cash acquired, and issued approximately 20.6 million shares of Windstream common stock valued at $271.6 million to acquire all of the issued and outstanding shares of Q-Comm common stock. The Company also repaid $266.2 million in outstanding indebtedness of Q-Comm. The transaction included Q-Comm's wholly-owned subsidiaries Kentucky Data Link, Inc. ("KDL"), a fiber services provider in 23 states and the District of Columbia, and Norlight, Inc. ("Norlight"), a CLEC serving approximately 5,500 business customers.

On December 1, 2010, Windstream completed the acquisition of Hosted Solutions Acquisition, LLC ("Hosted Solutions") in an all-cash transaction valued at $312.8 million, which included a $2.8 million net working capital adjustment, net of cash acquired. Windstream financed the transaction through cash reserves and revolving credit capacity. Hosted Solutions, based in Raleigh, N.C., is a leading regional data center and managed hosting provider focused on enterprise-class Infrastructure as a Service (IaaS) solutions (managed hosting, managed services, colocation, cloud computing and bandwidth) for small and medium-sized business customers as well as large enterprises. This acquisition provided Windstream with five state-of-the-art data centers in Raleigh, NC, Charlotte, NC, and Boston, MA which serve more than 600 customers. As of December 31, 2010, Windstream operated a total of 12 data centers across the country.

On June 1, 2010, Windstream completed the acquisition of Iowa Telecommunications Services, Inc. ("Iowa Telecom"), based in Newton, IA. This acquisition provided Windstream with a sizable operating presence in the upper Midwest and the opportunities for operating efficiencies with contiguous Windstream markets. As of June 1, 2010, Iowa Telecom provided service to approximately 208,000 incumbent local exchange carrier ("ILEC") access lines, 39,000 CLEC access lines, 96,000 high-speed Internet customers and 25,000 digital television customers in Iowa and Minnesota. Pursuant to the merger agreement, each share of Iowa Telecom common stock was converted into the right to receive 0.804 shares of our common stock and $7.90 in cash. The Company paid $253.6 million in cash, net of cash acquired, and issued approximately 26.7 million shares of Windstream common stock valued at $280.8 million on the date of issuance. In addition, Windstream repaid outstanding indebtedness, including related interest rate swap liabilities, of Iowa Telecom of $628.9 million.

On February 8, 2010, Windstream completed the acquisition of NuVox, Inc. ("NuVox"), a CLEC based in Greenville, South Carolina. Consistent with the Company's focus on growing revenues from business customers, the completion of the NuVox acquisition added approximately 104,000 business customer locations in 16 contiguous Southwestern and Midwest states and provides opportunities for significant operating efficiencies with contiguous Windstream markets. NuVox's services include voice over internet protocol, local and long-distance voice, high-speed Internet access, email, voicemail, web hosting, secure electronic data storage and backup, internet security and virtual private networks. Many of these services are delivered over a secure, privately-managed IP network, using a multiprotocol label switch backbone and distributed IP voice switching architecture. In accordance with the NuVox merger agreement, Windstream acquired all of the issued and outstanding shares of common stock of NuVox for $198.4 million in cash, net of cash acquired, and issued approximately 18.7 million shares of Windstream common stock valued at $185.0 million on the date of issuance. Windstream also repaid outstanding indebtedness and related liabilities on existing swap agreements of NuVox totaling $281.0 million.

On December 1, 2009, Windstream completed the acquisition of Lexcom, Inc. ("Lexcom"), which resulted in the addition of approximately 22,000 access lines, 9,000 high-speed Internet customers and 12,000 cable television

Item 1. Business

customers in North Carolina. This acquisition increased Windstream's presence in North Carolina and provides the opportunity for operating synergies with contiguous Windstream markets. In accordance with the Lexcom merger agreement, Windstream acquired all of the issued and outstanding shares of Lexcom common stock for $138.7 million in cash, net of cash acquired.

On November 10, 2009, Windstream completed the merger with D&E Communications, Inc. ("D&E"), which resulted in the addition of approximately 110,000 ILEC access lines, 35,000 CLEC access lines, 45,000 high-speed Internet customers and 9,000 cable television customers. This acquisition increased Windstream's presence in Pennsylvania and provides the opportunity for operating synergies with contiguous Windstream markets. Pursuant to the merger agreement, Windstream acquired all of the issued and outstanding shares of common stock of D&E, and D&E merged with and into a wholly-owned subsidiary of Windstream. In accordance with the D&E merger agreement, D&E shareholders received 0.650 shares of Windstream common stock and $5.00 in cash per each share of D&E Common Stock. Windstream issued approximately 9.4 million shares of its common stock valued at $94.6 million, based on Windstream's closing stock price of $10.06 on November 9, 2009, and paid $56.6 million, net of cash acquired, as part of the transaction. Windstream also repaid outstanding debt of D&E Communications totaling $182.4 million.

On August 31, 2007, Windstream completed the acquisition of CT Communications, Inc. ("CTC") in a transaction valued at $584.3 million. Under the terms of the agreement the shareholders of CTC received $31.50 in cash for each of their shares with a total cash payout of $652.2 million. The transaction value also includes a payment of $37.5 million made by Windstream to satisfy CTC's debt obligations, offset by $105.4 million in cash and short-term investments held by CTC. Including $25.3 million in severance and other transaction-related expenses, the total cost of the acquisition was $609.6 million. Windstream financed the transaction using the cash acquired from CTC, $250.0 million in borrowings available under its revolving line of credit, and additional cash on hand. The acquisition of CTC significantly increased Windstream's operating presence in North Carolina through the addition of approximately 132,000 access lines and 31,000 high-speed Internet customers and provided the opportunity to generate significant operating efficiencies with contiguous Windstream markets.

As previously discussed, on July 17, 2006, Alltel Holding Corp. merged with and into Valor, with Alltel Holding Corp. serving as the accounting acquirer. Through this transaction, Windstream added approximately 500,000 customers in complementary markets with favorable rural characteristics making the Company one of the largest local telecommunications carriers in the United States.

MATERIAL DISPOSITIONS

On November 21, 2008, Windstream completed the sale of its wireless business to AT&T Mobility II, LLC for approximately $56.7 million. The completion of this transaction resulted in the divestiture of approximately 52,000 wireless customers, spectrum licenses and cell sites covering a four-county area of North Carolina with a population of approximately 450,000 and six retail locations. The operating results of the wireless business have been separately presented as discontinued operations in the accompanying consolidated statements of income.

On November 30, 2007, Windstream completed the split off of its directory publishing business (the "publishing business") in a tax-free transaction with entities affiliated with Welsh, Carson, Anderson & Stowe ("WCAS"), a private equity investment firm and Windstream shareholder.

To facilitate the split off transaction, Windstream contributed the publishing business to a newly formed subsidiary ("Holdings"). Holdings paid a special cash dividend to Windstream in an amount of $40.0 million, issued additional shares of Holdings common stock to Windstream, and distributed to Windstream certain debt securities of Holdings having an aggregate principal amount of $210.5 million. Windstream exchanged the Holdings debt securities for outstanding Windstream debt securities with an equivalent fair market value, and then retired those securities. Windstream used the proceeds of the special dividend to repurchase approximately three million shares of Windstream common stock during the fourth quarter of 2007. Windstream exchanged all of the outstanding equity of Holdings (the "Holdings Shares") for an aggregate of 19,574,422 shares of Windstream common stock (the "Exchanged WIN Shares") owned by WCAS, which were then retired. Based on the price of Windstream common stock of $12.95 at November 30, 2007, the Exchanged WIN Shares had a value of $253.5 million. The total value of the transaction was $506.7 million, including an adjustment for net working capital of approximately $2.7 million. As a result of completing this transaction, Windstream recorded a gain on the sale of its publishing business of $451.3 million in the fourth quarter of 2007 after substantially all performance obligations had been fulfilled.

Item 1. Business

In connection with the consummation of the transactions, the parties and their affiliates entered into a publishing agreement whereby Windstream granted Local Insight Yellow Pages, Inc. ("Local Insight Yellow Pages"), the successor to the Windstream subsidiary that operated the publishing business, an exclusive license to publish Windstream directories in each of its markets other than the acquired CTC markets. Local Insight Yellow Pages will, at no charge to Windstream or its affiliates or subscribers, publish directories with respect to each Windstream service area covered under the agreement in which Windstream or its affiliates are required to publish such directories by applicable law, tariff or contract. Subject to the termination provisions in the agreement, the publishing agreement will remain in effect for a term of fifty years. As part of this agreement, Windstream agreed to forego future royalty payments from Local Insight Yellow Pages on advertising revenues generated from covered directories for the duration of the publishing agreement.

MARKETING

Windstream primarily markets its service and product offerings to business and residential customers.

The Company provides its business customers with customized data, voice, networking, and phone systems. Business services are offered through multiple channels, including the company's direct sales force, business call center, and third parties authorized to sell Windstream's services and products on its behalf. Windstream invests in its network to offer the latest advanced data services and integrated solutions to its customer base.

Windstream's consumer marketing approach seeks to retain existing customers and gain new customers through bundled service offerings. These bundles offer high-speed Internet, voice, and television services at a combined price on one bill. The Company is also committed to offering high-speed Internet service to more households and at higher speeds. Consumer services are offered primarily through the company's call centers, retail stores, and door-to-door sales channels.

As of December 31, 2010, Windstream operated 62 local retail stores and eight call centers, allowing the company to sell new services and provide customer service in person or over the phone. Retail stores focus primarily on residential customers. Two call centers are dedicated to business customers, one is dedicated to residential customers, and the remaining support both business and residential customers.

TECHNOLOGY

Our network consists of host and remote central office digital switches and loop carriers interconnected with copper, fiber and microwaved facilities. The outside plant infrastructure connecting the customer with the core network consists of a mix of fiber optic and copper facilities. At the end of 2010, we maintained approximately 311,000 route miles of copper plant and approximately 60,000 route miles of local and long-haul fiber optic plant. In addition, our fully integrated communications network consists of an IP/MPLS backbone capable of supporting advanced Ethernet, voice-over-Internet protocol ("VoIP") and high-speed data services.

COMPETITION

Windstream experiences competition in many of its local service areas. Sources of competition to Windstream's local exchange business include, but are not limited to, wireless communications providers, cable television companies, resellers of local exchange services, interexchange carriers, incumbent local exchange carriers in markets where we provide competitive local exchange services, satellite transmission service providers, electric utilities, competitive access service providers, including, without limitation, those utilizing an Unbundled Network Elements-Platform or UNE-P, VoIP providers, and providers using other emerging technologies. In addition, we are subject to increased competition from new and existing competitors receiving financial incentives through the federal broadband stimulus program (See "Federal Regulation").

During 2010, this competition adversely affected Windstream's access line losses and revenue growth rates. Excluding the lines acquired from NuVox, Iowa Telecom and Q-Comm, Windstream lost approximately 122,000 voice lines in its wireline business during 2010, primarily as a result of the effects of fixed line competition and wireless substitution for Windstream's wireline services. Windstream expects the number of access lines served by its wireline operations to continue to be adversely affected by fixed line competition and wireless substitution in 2011.

Item 1. Business

To address competition, Windstream remains focused on providing improved customer service, increasing operating efficiencies and improving the quality of its network. In an effort to further develop enhanced services and bundled product offerings, the Company will continue to invest in its network to offer faster speeds in its high-speed Internet offerings. As of December 31, 2010, the Company could deliver speeds of 3Mb to 97 percent of its addressable lines. Additionally, speeds of 6Mb and 12Mb are available to 67 percent and 37 percent of its addressable lines, respectively.

The Company recently completed upgrades to its network to deliver MPLS and ethernet internet access services, allowing the Company to provide higher data speeds and more advanced data products to its business customers.

During 2010, excluding acquisitions of NuVox, Iowa Telecom and Q-Comm, the Company added approximately 79,000 high-speed Internet customers. As of December 31, 2010 the Company had approximately 1,303,000 total high-speed Internet customers, which represents a penetration rate of 39 percent of total access lines in service, and includes 1,169,000 consumer high-speed Internet connections, or 61 percent of primary consumer access lines in service.

Although high-speed Internet services have been a source of revenue and customer growth for Windstream, that service offering experiences competition primarily from cable competitors. In addition, we could experience some increased competition from high-speed Internet offerings of wireless competitors

MANAGEMENT

The Company's staff at its headquarters and regional offices supervise, coordinate and assist subsidiaries in management activities including investor relations, acquisitions and dispositions, corporate planning, tax planning, cash and debt management, accounting, insurance, sales and marketing support, government affairs, legal matters, human resources and engineering services.

EMPLOYEES

At December 31, 2010, Windstream had 10,086 employees, of which 1,791 employees are part of collective bargaining units. During 2010, Windstream had no material work stoppages due to labor disputes with its unionized employees (see "Risk Factors").

SEASONALITY

Our business is not subject to significant seasonal fluctuations.

REGULATION

Our incumbent local exchange carrier subsidiaries (collectively the "ILECs") are regulated by both federal and state agencies. Our interstate products and services and the related earnings are subject to federal regulation by the Federal Communications Commission ("FCC") and our local and intrastate products and services and the related earnings are subject to regulation by state Public Service Commissions ("PSCs"). The FCC has principal jurisdiction over matters including, but not limited to, interstate switched and special access rates, as well as high-speed Internet service offerings. It also regulates the rates that ILECs may charge for the use of their local networks in originating or terminating interstate and international transmissions. The PSCs have jurisdiction over matters including local service rates, intrastate access rates, quality of service, the disposition of public utility property and the issuance of securities or debt by the local operating companies. As a regulated entity, the Company is required to comply with various federal and state regulations.

Communications services providers are regulated differently depending primarily upon the network technology used to deliver the service. The Company believes this regulatory approach advantages certain companies and disadvantages others by impeding market-based competition where service providers using different technologies exchange telecommunications traffic and compete for customers.

Item 1. Business

From time to time federal legislation is introduced dealing with various matters that could affect our business. Most proposed legislation of this type never becomes law. It is difficult to predict what kind of reform efforts, if any, may be introduced in Congress and ultimately become law. Windstream strongly supports the modernization of the nation's telecommunications laws, but at this time, cannot predict the timing and the resulting financial impact of any possible federal legislative efforts.

FEDERAL REGULATION

The American Recovery and Reinvestment Act of 2009 ("ARRA") included various financial incentives for qualifying entities to expand broadband services in both unserved and underserved communities throughout the nation. The Company filed numerous grant applications with the Rural Utilities Service ("RUS") totaling approximately $264.0 million for projects with a total estimated cost of $352.0 million. These applications were made with the intent to expand broadband availability and offer faster speeds to more than half a million homes and businesses in its service area. In 2010, the RUS approved eighteen applications with a total estimated cost of $241.7 million, including $181.3 million in grants and a $60.4 million matching share to be provided by the Company. The grant agreements were executed in December 2010. The RUS grant funds make it possible to provide broadband services to areas where it is otherwise not economically feasible to do so. The Company will begin these projects in the first quarter 2011 and the RUS financed projects are required to be substantially complete within two years.

By accepting the grant funds, Windstream also agreed to certain long-term conditions. The RUS will have a continued interest (in the form of a retained security interest) in the assets over their economic life, which varies by grant but is up to 23 years. In the event of default of terms of the agreement, the government could exercise the rights under its retained security interest to gain control and ownership of these assets. In addition, in the event of a proposed change in control of Windstream, the acquiring party would need to receive approval from the RUS prior to effectuating the proposed transaction, for which pre-approval will not be reasonably withheld.

National Broadband Plan

On March 16, 2010, the FCC released the National Broadband Plan ("NBP"), which contains a number of recommendations for the creation of new and revised federal policies to spur greater availability of broadband services in America. Implementation of the NBP will entail many rulemakings, since the NBP itself is not self-effectuating. The FCC issued a Broadband Action Agenda (the "Agenda") and has initiated multiple rulemaking proceedings proposed in the Agenda. Among other issues, the Agenda proposes a review and the NBP contemplates certain reforms of the universal service and inter-carrier compensation mechanisms, the special access market, wholesale competition policy, pole attachment rate regulation, and safeguards intended to protect against cyber attacks to ensure the nation's communications infrastructure is robust. The Company cannot predict the timing and substance of the ultimate outcome of these proceedings or the impact on our revenues, expenses and requirements.

Internet Network Regulation

On December 21, 2010, the FCC adopted new regulations covering the provision of broadband Internet access service defined as a standardized retail service offered to consumer, small business and other end user customers, by wire or radio, that provides the capability to transmit and receive data from all or substantially all Internet endpoints, but excluding dial-up Internet access service. The new regulations, among other things, will: (1) require all providers of broadband Internet access service to disclose network management practices, performance characteristics, and commercial terms of service; and (2) prohibit fixed broadband Internet Service Providers ("ISPs"), which include the Company's subsidiaries providing broadband services, from blocking lawful content, applications, services, or attachment of non-harmful devices and/or engaging in unreasonable discrimination. The requirements will be enforced through a combination of mechanisms, including informal and formal complaint processes. Because some of the rules require approval by the Office of Management and Budget before becoming effective, none of the rules is binding yet. In January 2011, two different suits were filed in federal court challenging the FCC's authority to implement these rules. As such, we cannot predict at this time the impact these new regulations may have on our revenues or expenses, or whether such impact would even be material, although it appears upon initial review that the Company's existing procedures are compliant with the proposed regulations.

Item 1. Business

Inter-carrier Compensation and Universal Service

The Company's local exchange subsidiaries currently receive compensation from other telecommunications providers, including long distance companies, for origination and termination of interexchange traffic through network access charges and local interconnection charges that are established in accordance with state and federal laws. In 2010, the Company received $285.9 million in inter-carrier compensation revenues and incurred $82.0 million in inter-carrier compensation expense.

It is expected that the FCC will initiate rulemaking proceedings on the NBP's framework and proposals for inter-carrier compensation and universal service reform in the first quarter 2011. In the past, Windstream has filed proposals for inter-carrier compensation and universal service reforms with the FCC. Windstream continues to support reform that provides adequate and targeted universal service support as well as inter-carrier compensation reform that provides adequate transitions and a reasonable opportunity to recover revenue reductions. Generally, our per minute intrastate switched access rates are six times higher than our interstate switched access rates, creating incentives for carriers using our network to alter the call records in order to receive the lower interstate rates. Specifically, Windstream supports transitioning intrastate switched access rates to interstate levels over an extended period, increasing end user rates modestly to a reasonable benchmark while also establishing an additional universal service support mechanism to minimize the near term revenue impact from this rate rebalancing. This is consistent with certain inter-carrier compensation reform efforts recently enacted in some of our states as further discussed below.

During 2010, Windstream received $159.6 million in federal universal service support. The $8.1 billion federal universal service program is designed to provide affordable telecommunications services to customers that live in high-cost rural areas, low-income consumers, rural health care providers, and schools and libraries. This program is currently under legislative, regulatory and industry scrutiny as a result of the growth in the fund and structural changes within the telecommunications industry. The primary structural change is the increase in the number of Eligible Telecommunications Carriers ("ETCs") receiving money from the high-cost component of the USF. As discussed above, the FCC is considering comprehensive reform of various aspects of universal service as part of the NBP.

On February 9, 2011, the FCC released a Notice of Proposed Rulemaking ("NPRM") to modernize and reform the inter-carrier compensation and universal service mechanisms. In the short term, the NPRM proposes reforms to address phantom traffic, access stimulation and the appropriate treatment for VoIP traffic. The NPRM also proposes short term reforms of the universal service mechanism, including using competitive bids to distribute funding for broadband deployment, as well as reconfiguring and eliminating certain high-cost mechanisms. Specifically, the NPRM proposes to modify the distribution formulas for the High Cost Loop and to eliminate Local Switching Support and Interstate Access Support. In the long term, the NPRM proposes to gradually reduce per-minute access charges and develop a system, including universal service support, to partially off-set resulting revenue reductions. In addition, the NPRM proposes to shift all existing high-cost support to the Connect America Fund ("CAF") which will fund broadband deployment and maintenance of broadband networks. The Company cannot predict the timing and substance of the ultimate outcome of these proceedings or the impact on our revenues, expenses and requirements.

Under the existing universal service framework, the amount of universal service support a service provider is eligible to receive can vary dramatically depending on the form of regulation governing it, as well as certain other classifications determined under the Telecommunications Act of 1996. Such disparate treatment among carriers results in similar geographic areas with similar high-cost characteristics receiving materially different amounts of USF support. Windstream favors reform that eliminates these arbitrary classifications and determines the amounts of USF support to all high-cost areas consistently.

STATE REGULATION

Local and Intrastate Rate Regulation

Most states in which our ILEC subsidiaries operate provide alternatives to rate-of-return regulation for local and intrastate services, either by law or PSC rules. We have elected alternative regulation for our ILEC subsidiaries in all states except New York. We continue to evaluate alternative regulation options in New York where our ILEC subsidiary remains subject to rate-of-return regulation.

Inter-carrier Compensation

In October 2007, Verizon filed a complaint with the Ohio Public Utility Commission ("PUC") alleging that the Company's intrastate access rates are excessive and should be reduced to the same levels charged by the largest ILECs in Ohio, or in the alternative, to the Company's interstate access rate levels. In November 2010, the Ohio PUC opened a generic proceeding and released a proposed plan to reform inter-carrier compensation. If the proposed plan is adopted, it will not have a material impact on the Company's operations.

In December 2007 and February 2008, Verizon filed complaints with the Kentucky PSC and the Georgia PSC similar to the complaint filed in Ohio. In these cases, Verizon also alleged that the Company's intrastate access rates are excessive and should be reduced to the level currently charged by AT&T. In November 2010, the Kentucky PSC closed Verizon's complaint and opened a comprehensive investigation into the reasonableness of the intrastate switched access rates of all local exchange carriers in Kentucky. The Company cannot estimate at this time the financial impact, if any, that may result from changes to the inter-carrier compensation mechanism in Kentucky. In June 2010, Georgia enacted a new law that requires ILECs to reduce intrastate switched access rates to interstate levels over a five-year period. To compensate for switched access revenue reductions, the law permits ILECs to increase local rates and established a new state universal service fund. The new law is not expected to have a material impact on the Company's revenues and expenses.

In March 2009, AT&T filed a complaint with the Pennsylvania PUC alleging that intrastate access rates charged by many ILECs, including the Company, are not just and reasonable and should be reduced to interstate access rate levels. Parties to this proceeding have presented their case and are awaiting a final decision by the Pennsylvania PUC. The Pennsylvania PUC is not required to take action by a specific date. At this time, the Company cannot estimate the financial impact of this decision due to the various options the PUC could consider if it ruled in Complainant's favor.

In November 2009, Sprint requested that the North Carolina Utilities Commission ("NCUC") reduce intrastate switched access rates as charged by many companies, including Windstream, to an updated cost-basis or, in the alternative, to interstate access rate levels. The NCUC ordered carriers to develop an inter-carrier compensation reform plan by January 2011. The proposed plan recommends reducing intrastate switched access rates to interstate levels over a three-year period coupled with modest local rate increases and the establishment of a state universal service fund. The proposed plan, if adopted by the NCUC, will not have a material impact on the Company's revenues and expenses.

Universal Service

We recognize revenue from the receipt of state universal service funds in a limited number of states in which we operate. In 2010, Windstream recognized $135.8 million in state universal service revenue. These payments are intended to provide additional support, beyond the federal universal service receipts, for the high cost of operating in certain rural markets. For the year ended December 31, 2010, Windstream received approximately $99.3 million from the Texas USF. There are two high-cost programs of the Texas USF, one for large companies and another for small companies. In 2010, Windstream received $88.2 million from the large company program and $11.1 million from the small company program. The purpose of the Texas USF is to assist telecommunications providers in providing basic local telecommunications services at reasonable rates to customers in high cost rural areas and to qualifying low-income and disabled customers. By order of the Texas PUC, the Texas USF distributes support to eligible carriers serving areas identified as high cost, on a per-line basis. Texas USF support payments are based on the number of actual lines in service and therefore are subject to reductions when customers discontinue service or migrate to a competitive carrier. All service providers of telecommunications services in Texas contribute to the Texas USF through the payment of a monthly surcharge by their customers.

The Pennsylvania PUC is currently conducting a review of its universal service fund. The review is focused on various aspects of the fund as they pertain to the basic rates of eligible USF recipient companies and the impact of their alternative regulation plans. The Company receives $13.3 million annually from the fund. The Company cannot estimate at this time the financial impact that would result from the changes, if any, to the Pennsylvania universal service fund.

Item 1. Business

Other Regulations

Under applicable state regulations, some of our subsidiaries are required to obtain the applicable state commission approval for, or are subject to limitations on, any issuance of stock, incurrence of long-term debt, or granting security interests to lenders payment of dividends, acquisition or sale of material utility asset or any change in control of these subsidiaries or their parent companies. None of these limitations have had any material impact on the Company.

Additionally, if we seek to acquire control of other local exchange carriers, Windstream could be required to obtain the approval of PSCs in the states where the target companies have operations, and such approvals could be conditioned on Windstream agreeing to restrictions on its operations to which it would not otherwise be subject. Examples of conditions of approval include restrictions on the amount of Windstream's indebtedness, its dividend practice, or requirements to meet specific service levels or technology deployments.

FORWARD-LOOKING STATEMENTS

Windstream claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for this annual report on Form 10-K. Forward-looking statements are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. Forward looking statements include, but are not limited to, statements about expected levels of support from universal service funds or other government programs, expected rates of loss of access lines or inter-carrier compensation, expected increases in high-speed Internet and business data connections, our expected ability to fund operations, capital expenditures and certain debt maturities from cash flows from operations, our expected pension contribution of approximately $60.0 million in 2011, expected synergies and other benefits from completed acquisitions, expected effective federal income tax rates and forecasted capital expenditure amounts. These and other forward-looking statements are based on estimates, projections, beliefs, and assumptions that Windstream believes are reasonable but are not guarantees of future events and results. Actual future events and results of Windstream may differ materially from those expressed in these forward-looking statements as a result of a number of important factors.

Factors that could cause actual results to differ materially from those contemplated in our forward looking statements include, among others:

- further adverse changes in economic conditions in the markets served by Windstream;
- the extent, timing and overall effects of competition in the communications business;
- continued access line loss;
- the impact of new, emerging or competing technologies;
- the adoption of inter-carrier compensation and/or universal service reform proposals by the Federal Communications Commission or Congress that results in a significant loss of revenue to Windstream;
- the risks associated with the integration of acquired businesses or the ability to realize anticipated synergies, cost savings and growth opportunities;
- for our competitive local exchange carrier ("CLEC") operations, adverse effects on the availability, quality of service and price of facilities and services provided by other incumbent local exchange carriers on which our CLEC services depend;
- the availability and cost of financing in the corporate debt markets;
- the potential for adverse changes in the ratings given to Windstream's debt securities by nationally accredited ratings organizations;
- the effects of federal and state legislation, and rules and regulations governing the communications industry;
- material changes in the communications industry that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers;
- unfavorable results of litigation;
- unfavorable rulings by state public service commissions in proceedings regarding universal service funds, inter-carrier compensation or other matters that could reduce revenues or increase expenses;
- the effects of work stoppages;
- the impact of equipment failure, natural disasters or terrorist acts;
- earnings on pension plan investments significantly below our expected long term rate of return for plan assets;
- and those additional factors under the caption "Risk Factors" in Item 1A of this annual report.

Item 1. Business

In addition to these factors, actual future performance, outcomes and results may differ materially because of more general factors including, among others, general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes.

Windstream undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause Windstream's actual results to differ materially from those contemplated in the forward-looking statements should be considered in connection with information regarding risks and uncertainties that may affect Windstream's future results included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this annual report and in other filings by Windstream with the Securities and Exchange Commission at www.sec.gov.

Item 1A. Risk Factors

Risks Relating to Windstream's Business

We face intense competition in our businesses from many sources that could reduce our market share or adversely affect our financial performance.

Substantial and increasing competition exists in the wireline communications industry. Our operations have experienced, and will continue to experience, competition in their local service areas. Sources of competition to our local service business include, but are not limited to, wireless communications providers, cable television companies, resellers of local exchange services, interexchange carriers, incumbent local exchange carriers in markets where we provide competitive local exchange services, satellite transmission service providers, electric utilities, competitive access service providers, including, without limitation, those utilizing an Unbundled Network Elements-Platform or UNE-P, VoIP providers, and providers using other emerging technologies.

Many of Windstream's current and potential competitors (a) have substantially larger operational and financial resources, (b) own larger and more diverse networks, (c) are subject to less regulation and (d) have superior brand recognition.

Competition could adversely affect us in several ways, including (1) the loss of customers and resulting revenue and market share, (2) the possibility of customers reducing their usage of our services or shifting to less profitable services, (3) our need to lower prices or increase marketing expenses to remain competitive and (4) our inability to diversify by successfully offering new products or services.

We may not be able to compete successfully with cable operators that are subject to less stringent industry regulations.

We face competition from cable television companies providing voice service offerings. Voice offerings of cable operators are offered mainly under Competitive Local Exchange Carrier certificates obtained in states where they offer services and therefore are subject to fewer service quality or service reporting requirements than our ILEC operations. In addition, the rates or prices of the voice service offerings of cable companies are not subject to regulation. In contrast, our voice service rates or prices, in our capacity as an ILEC, are subject to regulation by various state public service commissions. Unlike cable operators, our ILEC operations are also subject to "carrier of last resort" obligations, which generally obligates us to provide basic voice services to any person regardless of the profitability of such customer. As a result of these disadvantages, we may not be able to compete successfully with cable companies in the offering of voice services.

Funding from the federal broadband stimulus program could result in increased competition, which could adversely affect our operating results and financial performance.

The federal broadband stimulus program is providing approximately $7.2 billion in financial incentives to companies for the purpose of expanding broadband service in unserved or underserved markets. Financial incentives paid to new or existing competitors could incent them to enter markets where Windstream is already providing broadband service. This could result in increased competition and the loss of customers, negatively impacting our operating results and financial performance.

Competition from wireless carriers is likely to continue to cause access line losses, which could adversely affect our operating results and financial performance.

Wireless competition has contributed to a reduction in our access lines, and generally has caused pricing pressure in the industry. As wireless carriers continue to expand and improve their network coverage while lowering their prices, some customers choose to stop using traditional wireline phone service and instead rely solely on wireless service. We anticipate that this trend toward solely using wireless services will continue, particularly if wireless prices continue to decline and the quality of wireless services improves. In the future, it is expected that the number of access lines served by us will continue to be adversely affected by wireless substitution and that industry-wide pricing pressure will continue. We may not be able to compete successfully with these wireless carriers.

Item 1A. Risk Factors

We could be harmed by rapid changes in technology.

The communications industry is experiencing significant technological changes, particularly in the areas of VoIP, data transmission and wireless communications. Rapid technological developments in wireless, personal communications services, digital microwave, satellite, high-speed Internet radio services, local multipoint distribution services, WiFi and other technologies could result in the development of products or services that compete with or displace those offered by traditional local exchange carriers ("LECs"). For example, there is a risk that cable operators may be able to deploy broadband service at higher speeds using data-over-cable-service-interface specification, or DOCSIS, more rapidly than Windstream. In addition, wireless companies are developing networks using long-term evolution (or LTE) and Worldwide Interoperability for Microwave Access (or WIMAX), that purport to support greater data transmission speeds over wireless networks.

These new and evolving technologies could result in greater competition and product substitution for Windstream's high-speed Internet services. Furthermore, the proliferation of replacement technologies impacting our wireline business could require us to make significant additional capital investment in order to compete with other service providers that may enjoy network advantages that will enable them to provide services more efficiently or at a lower cost. Alternatively, we may not be able to obtain timely access to new technology on satisfactory terms or incorporate new technology into our systems in a cost effective manner, or at all. If we cannot develop new services and products to keep pace with technological advances, or if such services and products are not widely embraced by our customers, our results of operations could be adversely impacted.

We provide services to our customers over access lines, and if we continue to lose access lines as we have historically, our revenues, earnings and cash flows from operations could be adversely affected.

Our business generates revenue by delivering voice and data services over access lines. We have experienced net access line loss over the past few years. During 2010, excluding the impact of the NuVox, Iowa Telecom and Q-Comm acquisitions, the number of access lines we served declined by approximately 3.8 percent due to a number of factors, including increased competition and wireless and high-speed Internet substitution. We expect to continue to experience net access line loss in our markets. Our inability to retain access lines could adversely affect our revenues, earnings and cash flow from operations.

We are subject to various forms of regulation from the Federal Communications Commission ("FCC") and state regulatory commissions in the states in which we operate, which limits our pricing flexibility for regulated voice and high-speed Internet products, subjects us to service quality, service reporting and other obligations, and exposes us to the reduction of revenue from changes to the universal service fund or the inter-carrier compensation system.

As a provider of wireline communication services, as of December 31, 2010, we had operating authority from each of the 29 states in which we conducted local service operations, and we are subject to various forms of regulation from the regulatory commissions in each of these 29 states as well as from the FCC. State regulatory commissions have jurisdiction over local and intrastate services including, to some extent, the rates that we charge customers and other telecommunications companies, and service quality standards. The FCC has primary jurisdiction over interstate services including the rates that we charge other telecommunications companies that use our network and other issues related to interstate service. These regulations restrict our ability to adjust rates to reflect market conditions and affect our ability to compete and respond to changing industry conditions.

Future revenues, costs, and capital investment in our wireline business could be adversely affected by material changes to these regulations, including, but not limited to, changes in rules governing inter-carrier compensation, state and federal USF support, UNE and UNE-P pricing and requirements, and VoIP regulation. Federal and state communications laws may be amended in the future, and other laws may affect our business. In addition, certain laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts and could be changed at any time. We cannot predict future developments or changes to the regulatory environment or the impact such developments or changes would have.

In addition, these regulations could create significant compliance costs for us. Delays in obtaining certifications and regulatory approvals could cause us to incur substantial legal and administrative expenses, and conditions imposed in connection with such approvals could adversely affect the rates that we are able to charge our customers. Our business also may be affected by legislation and regulation imposing new or greater obligations related to assisting law enforcement, bolstering homeland security, minimizing environmental impacts, or addressing other issues that impact our business. For example, existing provisions of the Communications Assistance for Law Enforcement Act require communications carriers to ensure that their equipment, facilities, and services are able to facilitate authorized electronic surveillance. Our compliance costs could increase if future legislation, regulations or orders continue to increase our obligations.

Changes to regulations could materially reduce the Company's revenues from inter-carrier compensation.

The Company's local exchange subsidiaries currently receive compensation from other telecommunications providers, including long distance companies, for origination and termination of interexchange traffic through network access charges that are established in accordance with state and federal laws. In 2010 the Company recognized $285.9 million in inter-carrier compensation, an increase of $11.6 million, or 4.2 percent, from 2009 levels. This increase in inter-carrier compensation revenue is driven by $48.7 million from D&E, Lexcom, NuVox, Iowa Telecom, Hosted Solutions and Q-Comm, and was partially offset by decreases in minutes of use associated with access line losses resulting from wireless and cable voice competition, efforts by carriers to mask traffic to avail their traffic of lower inter-carrier compensation rates and carriers alleging that their traffic is not subject to existing inter-carrier compensation rules as a result of the technology being used to deliver the traffic. Absent any changes to existing inter-carrier compensation regulations, the Company expects inter-carrier revenues to continue to be unfavorably impacted by these trends in 2011.

In addition, the FCC is currently conducting a rulemaking proceeding to consider changes to the rules governing inter-carrier compensation and universal service. Windstream strongly supports regulatory reform. At this time, Windstream cannot predict the ultimate outcome of these proceedings or the impact on its revenues and expenses.

In 2010, we received approximately 7 percent of our revenues from state and federal Universal Service Funds, and any adverse regulatory developments with respect to these funds could adversely affect our profitability.

We receive state and federal USF revenues to support the high cost of providing affordable telecommunications services in rural markets. Such support payments constituted approximately 7 percent of our revenues for the year ended December 31, 2010. A portion of such fees are based on relative cost and access line counts, and we expect receipt of such fees to decline as we continue to reduce costs and lose access lines. Pending regulatory proceedings could, depending on the outcome, materially reduce our USF revenues.

We are required to make contributions to state and federal USF programs each year. Current state and federal regulations allow us to recover these contributions by including a surcharge on our customers' bills. If state and/or federal regulations change, and we become ineligible to receive support, such support is reduced, or we become unable to recover the amounts we contribute to the state and federal USF programs from our customers, our earnings and cash flows from operations would be directly and adversely affected.

Windstream's substantial debt could adversely affect our cash flow and impair our ability to raise additional capital on favorable terms.

As of December 31, 2010, we had approximately $7.3 billion in long-term debt outstanding, including current maturities. We may also obtain additional long-term debt to meet future financing needs or to fund potential acquisitions, subject to certain restrictions under our existing indebtedness, which would increase our total debt. Our substantial amount of debt could have negative consequences to our business. For example, it could:

- Increase our vulnerability to general adverse economic and industry conditions;
- Require us to dedicate a substantial portion of cash flows from operations to interest and principal payments on outstanding debt, thereby limiting the availability of cash flow to fund future capital expenditures, working capital and other general corporate requirements;
- Limit our flexibility in planning for, or reacting to, changes in our business and the telecommunications industry;
- Place us at a competitive disadvantage compared with competitors that have less debt; and
- Limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

Item 1A. Risk Factors

In addition, our ability to borrow funds in the future will depend in part on the satisfaction of the covenants in our credit facilities and its other debt agreements. If we are unable to satisfy the financial covenants contained in those agreements, or are unable to generate cash sufficient to make required debt payments, the lenders and other parties to those arrangements could accelerate the maturity of some or all of our outstanding indebtedness.

We may not generate sufficient cash flows from operations, or have future borrowings available under our credit facilities or from other sources sufficient to enable us to make our debt payments or to fund dividends and other liquidity needs. We may not be able to refinance any of our debt, including our credit facilities, on commercially reasonable terms or at all. If we are unable to make payments or refinance our debt, or obtain new financing under these circumstances, we would have to consider other options, such as selling assets, issuing additional equity or debt, or negotiating with our lenders to restructure the applicable debt. Our credit agreement and the indentures governing our senior notes may restrict, or market or business conditions may limit, our ability to do some of these things on favorable terms or at all.

As of February 16, 2011, Moody's Investors Service ("Moody's"), Standard & Poor's Corporation ("S&P") and Fitch Ratings ("Fitch") had granted Windstream the following senior secured, senior unsecured and corporate credit ratings:

Description	Moody's	S&P	Fitch
Senior secured credit rating	Baa3	BB+	BBB-
Senior unsecured credit rating	Ba3	B+	BB+
Corporate credit rating	Ba2	BB-	BB+
Outlook	Stable	Stable	Stable

Factors that could affect Windstream's short and long-term credit ratings include, but are not limited to, a material decline in the Company's operating results, increased debt levels relative to operating cash flows resulting from future acquisitions, increased capital expenditure requirements, or changes to our dividend policy. If Windstream's credit ratings were to be downgraded from current levels, the Company might incur higher interest costs on future borrowings, and the Company's access to the public capital markets could be adversely affected.

Windstream may be unable to fully realize expected synergies and growth opportunities in connection with various recent transactions.

In addition to the D&E and Lexcom transactions completed in 2009, the Company has acquired NuVox, Iowa Telecom, Q-Comm and Hosted Solutions during the year ended December 31, 2010. For more information on these transactions, see "Item 1 – Material Acquisitions Completed During The Last Five Years".

Windstream expects to achieve substantial synergies, cost savings and growth opportunities as a result of such acquisitions. However, Windstream's ability to realize the anticipated synergies, cost savings and growth opportunities will depend upon the successful integration of the respective businesses with Windstream. Even if Windstream successfully integrates these businesses, there can be no assurance that these integrations will result in the realization of the full benefit of the anticipated synergies, cost savings or growth opportunities or that these benefits will be realized within the expected time frames. Despite Windstream's efforts to retain quality employees, Windstream might lose some employees in connection with these acquisitions. Windstream cannot assure you that the combined companies will be able to attract, retain and integrate employees following these acquisitions. It is possible that the integration process of the respective acquisitions could result in the diversion of Windstream's management's attention, the disruption or interruption of, or the loss of momentum in, Windstream's ongoing business or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect Windstream's ability to maintain relationships with its customers and employees or Windstream's ability to achieve the anticipated benefits of these acquisitions, or could reduce the earnings or otherwise adversely affect Windstream's business and financial results. The market price of Windstream common stock may decline as a result of these acquisitions if the integration of these businesses is unsuccessful or takes longer than expected, the perceived benefits of these acquisitions are not achieved as rapidly or to the extent anticipated by financial analysts or investors, or the effect of these acquisitions on Windstream's financial results is not consistent with the expectations of investors.

Item 1A. Risk Factors

Windstream is dependent upon other ILECs for facilities and service in operating territories in which it is not the incumbent.

Since the acquisitions of NuVox and the CLEC operations of Q-Comm, Windstream has acquired significant operating presences in territories where it depends upon the ILEC to install and maintain the facilities used to serve its customers ("CLEC territories"). These facilities include certain digital transmission lines, unbundled network elements ("UNEs") and other network components. The prices for these network components are negotiated with the ILEC or purchased pursuant to the ILEC's special access tariff terms and conditions. The terms, conditions and prices included in these tariffs may be changed but must be approved by the appropriate regulatory agency before they go into effect. In addition, interconnection agreements with the ILEC must be negotiated whenever Windstream enters a new CLEC market or an existing agreement expires. If interconnection agreements with the ILECs cannot be negotiated on favorable terms, or at all, Windstream may invoke binding arbitration by state regulatory agencies. The arbitration process is expensive and time consuming, and the results of arbitration may be unfavorable to Windstream. The inability to obtain interconnection on favorable terms would be detrimental to operations in the CLEC territories.

Access to the ILEC-provisioned facilities and services is essential for providing communication services in the CLEC territories. Because of this dependence, communications services in these territories are susceptible to changes in the availability and pricing of ILEC facilities and services. If the ILECs become legally entitled to deny or limit access to network elements such as UNEs, or if state commissions allow ILECs to increase their rates for these elements or services, Windstream may not be able to effectively compete in these CLEC territories. In addition, if the ILECs do not adequately maintain or timely install these facilities, which they are legally obligated to do, Windstream's service to customers may be adversely affected. As a result, Windstream's business, results of operations and financial condition could be materially impacted as Windstream may have difficulty retaining existing customers and attracting new ones.

Our operations require substantial capital expenditures.

We require substantial capital to maintain, upgrade and enhance our network facilities and operations. During 2010, we incurred $415.2 million in capital expenditures. In addition, our current dividend practice utilizes a significant portion of our cash generated from operations and therefore limits our operating and financial flexibility and our ability to significantly increase capital expenditures. While we have historically been able to fund capital expenditures from cash generated from operations, the other risk factors described in this section could materially reduce cash available from operations or significantly increase our capital expenditure requirements, and these outcomes could cause capital to not be available when needed. This could adversely affect our business.

In addition, we filed numerous applications with the Rural Utilities Services ("RUS") as part of the American Recovery and Reinvestment Act of 2009 and were notified during the third quarter of 2010 that 18 applications in thirteen states totaling $181.3 million were approved. The Company must fund 25 percent of the project cost, or $60.4 million, for a total cost of $241.7 million. These projects must be substantially completed over the next two years.

Unfavorable changes in financial markets could adversely affect our pension plan investments resulting in material funding requirements to meet pension obligations.

The Company's pension plan invests in marketable equity securities, including marketable debt and equity securities denominated in foreign currencies, which are exposed to changes in the financial markets. During 2010, the fair market value of these investments increased 11.0 percent to $870.2 million primarily due to increases in the market value of assets held of $95.9 million, transfers from Iowa's qualified pension plan of $12.0 million and contributions of $41.7 million, including a voluntary contribution of $41.0 million during the third quarter. Partially offsetting these increases were routine and lump sum benefit payments of $57.8 million and $5.6 million, respectively. Returns generated on plan assets have historically funded a large portion of the benefits paid under the Company's pension plan. The Company estimates that the long term rate of return on plan assets will be 8.0 percent, but returns below this estimate could significantly increase our contribution requirements, which could adversely affect our cash flows from operations.

Item 1A. Risk Factors

Windstream's relationships with other communications companies are material to its operations and their financial difficulties may adversely affect Windstream.

Windstream originates and terminates calls for long distance carriers and other interexchange carriers over Windstream's network in exchange for access charges that represent a significant portion of Windstream's revenues. Should these carriers go bankrupt or experience substantial financial difficulties, Windstream's inability to timely collect access charges from them could have a negative effect on Windstream's business and results of operation.

Disruption in our networks and infrastructure may cause us to lose customers and incur additional expenses.

To be successful, we will need to continue to provide our customers with reliable service over our networks. Some of the risks to our networks and infrastructure include: physical damage to access lines, breaches of security, capacity limitations, power surges or outages, software defects and disruptions beyond our control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, we will experience short disruptions in our service due to factors such as cable damage, inclement weather and service failures of our third party service providers. We could experience more significant disruptions in the future. We could also face disruptions due to capacity limitations if changes in our customers' usage patterns for our high-speed Internet services result in a significant increase in capacity utilization, such as through increased usage of video or peer-to-peer file sharing applications. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers and incur expenses, and thereby adversely affect our business, revenue and cash flows.

Weak economic conditions may decrease demand for our services.

We could be sensitive to economic conditions and downturns in the economy. Downturns in the economy and vendor concentration in the markets we serve could cause our existing customers to reduce their purchases of our basic and enhanced services and make it difficult for us to obtain new customers.

Key suppliers may experience financial difficulties that may impact Windstream's operations.

Windstream purchases a significant amount of equipment from key suppliers to maintain, upgrade and enhance our network facilities and operations. Should these suppliers experience financial difficulties, it could adversely affect our business through increased prices to source purchases through alternative vendors or unanticipated delays in the delivery of equipment and services purchased.

Adverse developments in our relationship with our employees could adversely affect our business, financial condition or results of operations.

As of December 31, 2010, 1,791 of our employees at various sites, or 17.8 percent of all of our employees, were covered by collective bargaining agreements. Our relationship with these unions generally has been satisfactory, but occasional work stoppages have occurred.

We are currently party to 23 collective bargaining agreements and one National Pension Agreement with several unions, which expire at various times. In addition, the proposed Employee Free Choice Act ("EFCA"), if enacted, could increase organizational activity at locations where employees are currently not represented by a labor organization. Of our existing collective bargaining agreements, five agreements are due to expire in 2011 that cover 584 employees. In addition, the national pension agreement covers 711 employees. This agreement expired in 2010 but has been extended indefinitely, subject to the right of the Company or the unions to terminate the agreement with 30 days notice. Historically, we have succeeded in negotiating new collective bargaining agreements without work stoppages; however, no assurances can be given that we will succeed in negotiating new collective bargaining agreements to replace the expiring ones without work stoppages. Increases in organizational activity or any future work stoppages could have a material adverse effect on our business, financial condition or results of operations.

Windstream cannot assure you that it will continue paying dividends at the current rate.

Windstream's board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of the Company's common stock. This practice can be changed at any time at the discretion of

Item 1A. Risk Factors

the board of directors, and Windstream's common stockholders should be aware that they have no contractual or other legal right to dividends. In addition, the other risk factors described in this section could materially reduce the cash available from operations or significantly increase our capital expenditure requirements, and these outcomes could cause capital to not be available when needed in an amount sufficient to support our current dividend practice. The amount of dividends that Windstream may distribute is also limited by restricted payment and leverage covenants in Windstream's credit facilities and indentures, and, potentially, the terms of any future indebtedness that Windstream may incur. The amount of dividends that Windstream may distribute is also subject to restrictions under Delaware law. If Windstream's board of directors were to adopt a change in its current dividend practice that resulted in a reduction in the amount of dividends, such change could have a material and adverse effect on the market price of Windstream's common stock.

In addition, the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 extended the American Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act") for two years. The Act designated qualifying dividend payments on capital stock as long term capital gains, which capped the federal tax rate on these payments at 15 percent. The provisions of this act are set to expire at the end of 2012, and if not renewed, dividends will become taxable as ordinary income to the shareholder at their current federal tax rate. This could adversely effect the market price of Windstream's common stock by decreasing the after tax yield of holding the stock.

Item 1B. Unresolved Staff Comments

No reportable information under this item.

Item 2. Properties

The Company's properties do not provide a basis for description by character or location of principal units. Certain Windstream properties are pledged as collateral as discussed further in Note 15 to the consolidated financial statements. The obligations under our senior secured credit facilities are secured by liens on substantially all of the personal property assets of Windstream and its subsidiaries who are guarantors of our senior secured credit facilities. Additionally, our obligations under the grant agreements with the RUS are secured by a retained security interest in the assets we acquire with the RUS grant funds. A summary of the Company's investment in property, plant and equipment is presented below.

The Company owns property, which consists primarily of land and buildings, office and warehouse facilities, central office equipment, software, outside plant and related equipment. Outside communications plant includes aerial and underground cable, conduit, poles and wires. Central office equipment includes digital switches and peripheral equipment. The Company's gross investment in property, by category, as of December 31, 2010, was as follows:

	(Millions)
Land	$ 34.8
Building and improvements	561.5
Central office equipment	4,470.3
Outside communications plant	5,332.1
Furniture, vehicles and other equipment	671.1
Total	$ 11,069.8

Item 3. Legal Proceedings

The Company is party to various legal proceedings, the ultimate resolution of which cannot be determined at this time. Management does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future consolidated results of income, cash flows or financial condition of the Company.

In addition, management is currently not aware of any environmental matters that, individually or in the aggregate, would have a material adverse effect on the consolidated financial condition or results of operations of the Company.

Item 4. (Removed and Reserved)

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) On December 2, 2010, Windstream issued approximately 20.6 million shares of its common stock as part of the merger consideration for the acquisition of Q-Comm. Stockholders of Q-Comm who qualified as accredited stockholders received the shares of Windstream common stock in partial consideration for the cancellation as part of the merger of all outstanding shares of capital stock in Q-Comm held by such stockholders. The shares of Windstream common stock were issued in this transaction pursuant to an exemption from registration for transactions by an issuer not involving a public offering under Section 4(2) of the Securities Act of 1933, as amended. No underwriter participated in the offering of Windstream common stock in this transaction.

On December 10, 2009, Windstream voluntarily moved its stock exchange listing from the New York Stock Exchange ("NYSE") to the NASDAQ Global Select Market. Windstream common stock is traded on the NASDAQ Global Select Market under the symbol "WIN". The following table reflects the range of high, low and closing prices of Windstream's common stock as reported by Dow Jones & Company, Inc. for each quarter in 2010 and 2009.

Year	Quarter	High	Low	Close	Dividend Declared
2010	4th	$14.40	$12.10	$13.97	$0.25
	3rd	$13.05	$10.34	$12.29	$0.25
	2nd	$11.50	$ 6.02	$10.56	$0.25
	1st	$11.40	$ 9.87	$10.89	$0.25
2009	4th	$11.65	$ 9.62	$10.99	$0.25
	3rd	$10.34	$ 7.71	$10.13	$0.25
	2nd	$ 9.13	$ 7.85	$ 8.36	$0.25
	1st	$ 9.48	$ 6.28	$ 8.06	$0.25

As of February 16, 2011, the approximate number of holders of common stock, including an estimate for those holding shares in street name, was 185,000.

For a discussion of certain restrictions on the ability of Windstream to pay dividends under its debt instruments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations, Financial Condition, Liquidity and Capital Resources" in the Financial Supplement to this annual report on Form 10-K.

(b) Not applicable.

(c) Information pertaining to the repurchase of Windstream shares is included below.

(1) During 2009, the Company repurchased 13.0 million shares totaling $121.3 million bringing total repurchases under a stock repurchase program, which expired on December 31, 2009, to 29.0 million shares for approximately $321.6 million.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Set forth below is a line graph showing a quarterly comparison since February 9, 2005, the initial day of public trading of Valor shares, of total cumulative stockholder returns on Windstream common stock, along with the returns on the Standards & Poor's ("S&P") 500 Stock Index and the S&P Telecom Index. The S&P Telecom Index consists of the following companies: American Tower Corporation, AT&T Inc., CenturyLink, Frontier Communications Corp., Metro PCS Communications Inc., Qwest Communications International Inc., Sprint Nextel Corp., Verizon Communications Inc. and Windstream Corporation.


Comparative Shareholder Return
(2/9/05 - 12/31/10)
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
2/9/05
2005
2006
2007
2008
2009
2010
Windstream
S&P 500
S&P Telecom

Total Cumulative Shareholder Returns

	2/9/05	2005	2006	2007	2008	2009	2010
Windstream	$100.00	$81.87	$112.46	$110.50	$85.48	$113.63	$156.53
S&P 500	$100.00	$106.46	$123.27	$130.04	$81.92	$103.61	$119.21
S&P Telecom	$100.00	$100.56	$137.51	$153.84	$106.95	$116.51	$138.60

The graph and table above provides the cumulative change of $100.00 invested on February 9, 2005, including reinvestment of dividends, for the periods indicated.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Set forth below is a line graph showing quarterly comparisons of stockholder returns since July 18, 2006, the initial day of trading following the spin off from Alltel and merger with Valor. The graph includes the total cumulative stockholder returns on Windstream common stock, and comparative returns on the S&P 500 Stock Index and the S&P Telecom Index.


Comparative Shareholder Return
(7/18/06 - 12/31/10)
$200.00
$180.00
$160.00
$140.00
$120.00
$100.00
$80.00
$60.00
7/18/06
2006
2007
2008
2009
2010
Windstream
S&P 500
S&P Telecom

Total Cumulative Shareholder Returns

	7/18/06	2006	2007	2008	2009	2010
Windstream	$100.00	$127.83	$125.61	$97.17	$129.17	$177.93
S&P 500	$100.00	$115.92	$122.28	$77.04	$97.43	$112.10
S&P Telecom	$100.00	$123.96	$138.69	$96.41	$105.03	$124.95

The graph and table above provides the cumulative change of $100.00 invested on July 18, 2006, including reinvestment of dividends, for the periods indicated.

The foregoing performance graphs contained in Item 5 shall not be deemed to be soliciting material or be filed with the Securities and Exchange Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities

Under the Company's stock-based compensation plans, Windstream may issue restricted stock and other equity securities to directors, officers and other key employees. The maximum number of shares available for issuance under the Windstream 2006 Amended and Restated Equity Incentive Plan is 20.0 million shares.

The following table sets forth information about Windstream's equity compensation plans as of February 16, 2011

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [a]	Weighted-average exercise price of outstanding options, warrants and rights [b]	Number of securities remaining available for future issuance under equity compensation plans [c] (excluding securities reflected in column [a])
Equity compensation plans not approved by security holders	-	-	-
Equity compensation plans approved by security holders	-	-	9,540,145(1)
Total	-	-	-

(1) The Windstream Corporation 2006 Amended and Restated Equity Incentive Plan.

Item 6. Selected Financial Data

For information pertaining to Selected Financial Data of Windstream, refer to page F-29 of the Financial Supplement, which is incorporated by reference herein.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

For information pertaining to Management's Discussion and Analysis of Financial Condition and Results of Operations of Windstream, refer to pages F-2 to F-28 of the Financial Supplement, which is incorporated by reference herein.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

For information pertaining to the Company's market risk disclosures, refer to pages F-22 through F-23 of the Financial Supplement, which is incorporated by reference herein.

Item 8. Financial Statements and Supplementary Data

For information pertaining to Financial Statements and Supplementary Data of Windstream, refer to pages F-31 to F-77 of the Financial Supplement, which is incorporated by reference herein.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

The term "disclosure controls and procedures" (as defined in Exchange Act Rules 13a-15(e)) refers to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Securities Exchange Act of 1934 (the "Exchange Act") is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including the company's principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Windstream's management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this annual report (the "Evaluation Date"). Based on that evaluation, Windstream's Chief Executive Officer and Chief Financial Officer have concluded that, as of the Evaluation Date, such disclosure controls and procedures were effective.

(b) Management's report on internal control over financial reporting.

Management has excluded the operations of NuVox, Inc., Iowa Telecommunications Services, Inc., Hosted Solutions Acquisition, LLC and Q-Comm Corporation, wholly-owned subsidiaries of the Company, from its assessment of internal control over financial reporting as of December 31, 2010, because they were acquired by the Company in recently completed 2010 purchase business combinations. The operations of NuVox, Inc., Iowa Telecommunications Services, Inc., Hosted Solutions Acquisition, LLC and Q-Comm Corporation, represent approximately 6.4 percent, 11.7 percent, 2.9 percent and 8.9 percent, respectively, of the Company's consolidated total assets and 13.7 percent, 4.1 percent, 0.1 percent and 0.5 percent, respectively, of the Company's consolidated revenues and sales, as of, and for the year ended, December 31, 2010.

Management's Report on Internal Control Over Financial Reporting, which appears on page F-32 of the Financial Supplement, is incorporated by reference herein.

(c) Changes in internal control over financial reporting.

The term "internal control over financial reporting" (as defined in Exchange Act Rules 13a-15(f)) refers to the process of a company that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Windstream's management, with the participation of the Chief Executive Officer and Chief Financial Officer, have evaluated any changes in the Company's internal control over financial reporting that occurred during the period covered by this annual report, and they have concluded that there were no changes to Windstream's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Windstream's internal control over financial reporting.

Item 9B. Other Information

No reportable information under this item.

Windstream Corporation
Form 10-K, Part III

Item 10. Directors, Executive Officers, and Corporate Governance

For information pertaining to Directors of Windstream Corporation refer to "Proposal No. 1 – Election of Directors" in Windstream's Proxy Statement for its 2011 Annual Meeting of Stockholders, which is incorporated herein by reference. For information pertaining to the audit committee financial expert and corporate governance refer to "Board and Board Committee Matters" in Windstream's Proxy Statement for its 2011 Annual Meeting of Stockholders, which is incorporated herein by reference. For information pertaining to the Audit Committee, refer to "Audit Committee Report" in Windstream's Proxy Statement for its 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Executive officers of the Company as of December 31, 2010, were as follows:

Name	Business Experience	Age
Jeffery R. Gardner	President and Chief Executive Officer of Windstream since July 17, 2006 and of Alltel Holding Corp. from December 2005 to July 2006; Executive Vice President and Chief Financial Officer of Alltel Corporation from 1998 to 2005.	50
Brent K. Whittington	Chief Operating Officer of Windstream since August 10, 2009; Executive Vice President and Chief Financial Officer of Windstream from July 2006 to August 2009 and of Alltel Holding Corp. from December 2005 to July 2006; Vice President of Finance and Accounting of Alltel Corporation from 2002 to 2005.	39
Anthony W. Thomas	Chief Financial Officer of Windstream since August 10, 2009; Controller of Windstream from July 2006 to August 2009 and of Alltel Holding Corp. from June 2006 to July 2006; Various positions with Alltel Corporation from 1998 to 2006 including Vice President of Investor Relations and Vice President of Southeast Regional Finance.	39
John P. Fletcher	Executive Vice President, General Counsel and Secretary of Windstream since July 17, 2006 and of Alltel Holding Corp. from February 2006 to July 2006; Partner at Kutak Rock LLP from 2000 to 2006.	45
Michael D. Rhoda	Senior Vice President – Government Affairs of Windstream since July 17, 2006 and of Alltel Holding Corp. from December 2005 to July 2006; Various positions with Alltel Corporation from 1994 to 2005 including Vice President of Business Development, and Vice President – Wireline Regulatory & Wholesale Services.	50
Robert G. Clancy, Jr.	Senior Vice President and Treasurer of Windstream since July 17, 2006 and of Alltel Holding Corp. from December 2005 to July 2006; Various positions with Alltel Corporation from 1998 to 2005 including Vice President of Sales and Distribution, Vice President of Internal Audit, and Vice President of Investor Relations.	46
Susan Bradley	Senior Vice President – Human Resources of Windstream since July 17, 2006 and of Alltel Holding Corp. from December 2005 to July 2006; Various positions with Alltel Corporation from 1990 to 2005 including Vice President – Human Resources, Compensation and Staffing.	59
Grant Raney	Executive Vice President – Network Operations of Windstream since October 2007; Region Vice President – Southwest Region, Windstream Communications July 2006 to October 2007; SVP and COO of Valor Feb. 2005 to July 2006; SVP of Engineering and Operations, Valor August 2000-Feb. 2005; VP-Operations, Valor Feb. 2000 – August 2000.	50
Cindy Nash	Chief Information Officer of Windstream since August 10, 2009; Senior Vice President of Information Technology of Windstream from November 2007 to August 2009; Senior Vice President of Customer Service of Windstream from July 2006 to November 2007; Chief Information Officer of Valor from 2004 to July 2006.	46
Richard J. Crane	Executive Vice President and Chief Marketing Officer of Windstream since May 2007, and Senior Vice President – Marketing of Windstream from July 2006 to May 2007. Senior Vice President – Marketing of Alltel Holding Corp. from December 2005 to July 2006. Various positions with Alltel Corporation from 2000 to 2005 including Vice President Southeast Region and Vice President Strategic Marketing.	55
John C. Eichler	Vice President and Controller of Windstream since August 10, 2009; Vice President of Internal Audit from July 2006 to August 2009 and of Alltel Corporation's Wireline Operations from December 2005 to July 2006. Consultant from 2002 to 2005.	39

Windstream Corporation
Form 10-K, Part III

Item 10. Directors, Executive Officers, and Corporate Governance

Windstream has a code of ethics that applies to all employees and members of the Board of Directors. Windstream's code of ethics, referred to as the "Working with Integrity" guidelines, is posted on the Investor Relations page of the Company's web site (**www.windstream.com**) under "corporate governance". Windstream will disclose in the corporate governance section of the Investor Relations page on its web site amendments and waivers with respect to the code of ethics that would otherwise be required to be disclosed under Item 5.05 of Form 8-K. Windstream will provide to any stockholder a copy of the foregoing information, without charge, upon written request to Investor Relations, Windstream Corporation, 4001 Rodney Parham Road, Little Rock, Arkansas 72212.

For information regarding compliance with Section 16(a) of the Exchange Act, refer to "Section 16 (a) Beneficial Ownership Reporting Compliance" in Windstream's Proxy Statement for its 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 11. Executive Compensation

For information pertaining to Executive Compensation, refer to "Compensation Committee Report on Executive Compensation" and "Management Compensation" in Windstream's Proxy Statement for its 2011 Annual Meeting of Stockholders, which are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

For information pertaining to beneficial ownership of Windstream securities and director independence, refer to "Security Ownership of Directors and Executive Officers", "Security Ownership of Certain Beneficial Owners" and "Board and Board Committee Matters" in Windstream's Proxy Statement for its 2011 Annual Meeting of Stockholders, which are incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

For information pertaining to Certain Relationships and Related Transactions, refer to "Relationships and Certain Transactions" in Windstream's Proxy Statement for its 2011 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

For information pertaining to fees paid to the Company's principal accountant and the Audit Committee's pre-approval policy and procedures with respect to such fees, refer to "Audit and Non-Audit Fees" in Windstream's Proxy Statement for its 2011 Meeting of Stockholders, which is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as a part of this report:

1. Financial Statements:
   The following Consolidated Financial Statements of Windstream Corporation are included in the Financial Supplement, which is incorporated by reference herein:

Separate condensed financial statements of Windstream Corporation have been omitted since the Company meets the tests set forth in Regulation S-X Rule 4-08(e)(3). All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Windstream Corporation
Registrant

By /s/ Jeffery R. Gardner — Date: February 22, 2011
Jeffery R. Gardner, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By /s/ Anthony W. Thomas — Date: February 22, 2011
Anthony W. Thomas,
Chief Financial Officer
(Principal Financial Officer)

By /s/ Jeffery R. Gardner
Jeffery R. Gardner, President and Chief Executive Officer

By /s/ John C. Eichler
John C. Eichler, Controller
(Principal Accounting Officer)

*Dennis E. Foster, Chairman and Director

*Carol B. Armitage, Director

*Samuel E. Beall, III, Director

*Francis X. Frantz, Director

*Jeffrey T. Hinson, Director

*Judy K. Jones, Director

*William A. Montgomery, Director

*Alan L. Wells, Director

By /s/ John P. Fletcher
* (John P. Fletcher,
Attorney-in-fact)
Date: February 22, 2011

Report of Independent Registered Public Accounting Firm on Financial Statement Schedule

To the Board of Directors and Shareholders of Windstream Corporation:

Our audits of the consolidated financial statements and of the effectiveness of internal control over financial reporting referred to in our report dated February 22, 2011 appearing in this 2010 Annual Report on Form 10-K of the Company also included an audit of the financial statement schedule listed in Item 15(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas
February 22, 2011

WINDSTREAM CORPORATION
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(Dollars in Millions)

Column A	Column B	Column C				Column D		Column E
		Additions						
Description	Balance at Beginning of Period	Charged to Cost and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Allowance for doubtful accounts, customers and others:								
For the years ended:								
December 31, 2010	$ 18.5	$ 48.9		$ -		$39.6	(A)	$ 27.8
December 31, 2009	$ 16.3	$ 44.0		$ -		$41.8	(A)	$ 18.5
December 31, 2008	$ 13.1	$ 38.7		$ -		$35.5	(A)	$ 16.3
Valuation allowance for deferred tax assets:								
For the years ended:								
December 31, 2010	$ 24.4	$ 0.8	(B)	$ 3.6	(C)	$ -		$ 28.8
December 31, 2009	$ 2.6	$ -		$ 21.8	(D)	$ -		$ 24.4
December 31, 2008	$ 11.3	$ -		$ -		$ 8.7	(E)	$ 2.6
Accrued liabilities related to merger, integration and restructuring charges:								
For the years ended:								
December 31, 2010	$ 6.6	$ 85.0	(F)	$ -		$81.1	(G)	$ 10.5
December 31, 2009	$ 8.3	$ 31.6	(H)	$ -		$33.3	(I)	$ 6.6
December 31, 2008	$ 14.7	$ 10.1	(J)	$ -		$16.5	(K)	$ 8.3

Notes:

(A) Accounts charged off net of recoveries of amounts previously written off.

(B) Valuation allowance to true up previously recorded allowances related to prior years and the expected realization of net operating losses assumed from the acquisition of D&E.

(C) Valuation allowance for deferred taxes was established through goodwill related to expected realization of net operating losses assumed from the acquisitions of NuVox and lowa Telecom.

(D) Valuation allowance for deferred taxes was established through goodwill related to expected realization of net operating losses assumed from the acquisitions of D&E and Lexcom.

(E) Net valuation allowance adjustment through goodwill in 2008 primarily due to a purchase accounting adjustment for a revision in the limitation associated with the federal net operating loss carry forward acquired from the merger with Valor.

(F) Costs primarily include charges for accounting, legal, broker fees and other miscellaneous costs associated with the acquisitions of D&E, Lexcom, NuVox, Iowa Telecom, Hosted Solutions and Q-Comm. In addition, the Company incurred employee transition costs, primarily severance related in conjunction with the integration of D&E, Lexcom, NuVox and Iowa Telecom.

(G) Represents cash outlays for merger, integration and restructuring costs charged to expense.

(H) Costs primarily include charges for accounting, legal, broker fees and other miscellaneous costs associated with the completed acquisitions of D&E, Lexcom, NuVox and Iowa Telecom. In addition, the Company incurred a restructuring charge associated with a workforce reduction to realign certain information technology, network operations and business sales functions.

(I) Includes cash outlays of $15.1 million for restructuring charges and $18.2 million for merger, integration and restructuring costs charged to expense, including employee related transition costs related to the acquisitions of D&E, Lexcom, NuVox and Iowa Telecom.

(J) The Company incurred merger and integration costs of $6.2 million related to the acquisition of CTC wireline operations during the twelve months ended December 31, 2008, primarily related to system conversion costs. During the second quarter of 2008, the Company determined not to use certain software acquired in the CTC acquisition; therefore, we recognized a $5.4 million non-cash charge to abandon this asset, of which $0.8 million was related to the wireless business. Additionally in 2008, the Company incurred $8.5 million in restructuring costs primarily related to the announced workforce reduction in the fourth quarter of 2008 to control expenses in a challenging economy and to realign certain information technology, network operations and business sales functions.

(K) Includes cash outlays of $5.0 million for merger, integration and restructuring costs charged to expense, and $11.5 million in cash outlays for CTC and Valor transaction costs charged to goodwill.

See Note 10, "Merger, Integration and Restructuring Charges", to the consolidated financial statements on pages F-65 to F-66 in the Financial Supplement, which is incorporated herein by reference, for additional information regarding the merger, integration and restructuring charges recorded by the Company in 2010, 2009 and 2008.

EXHIBIT INDEX

Number and Name

3.1	Amended and Restated Certificate of Incorporation of Windstream Corporation (incorporated herein by reference to Exhibit 3.1 to Amendment No. 3 to the Corporation's Registration Statement on Form S-4 filed May 23, 2006).	*
3.2	Amended and Restated Bylaws of Windstream Corporation (incorporated herein by reference to Exhibit 3.1 to the Corporation's Current Report on Form 8-K dated February 19, 2010).	*
4.1	Indenture dated July 17, 2006 among Windstream Corporation (as successor to Alltel Holding Corp.), certain subsidiaries of Windstream as guarantors thereto and SunTrust Bank, as trustee (incorporated herein by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated July 17, 2006).	*
4.2	First Supplemental Indenture dated as of July 17, 2006 among Windstream Corporation, certain subsidiaries of Windstream as guarantors thereto and SunTrust Bank, as trustee (incorporated herein by reference to Exhibit 4.4 to the Corporation's Current Report on Form 8-K dated July 17, 2006).	*
4.3	Second Supplemental Indenture dated August 31, 2007 to the Indenture dated as of July 17, 2006 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association (as successor to SunTrust Bank), as trustee (incorporated herein by reference to Exhibit 4.2 to the Corporation's Current Report on Form 8-K dated August 31, 2007).	*
4.4	Third Supplemental Indenture dated December 12, 2007 to the Indenture dated as of July 17, 2006 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association (as successor to SunTrust Bank), as trustee (incorporated herein by reference to Exhibit 4.4 to the Corporation's Current Report on Form 10-K dated February 29, 2008).	*
4.5	Fourth Supplemental Indenture dated as of June 22, 2009 to the Indenture dated July 17, 2006 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.5 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.6	Fifth Supplemental Indenture dated as of November 20, 2009 to the Indenture dated July 17, 2006 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.6 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.7	Sixth Supplemental Indenture dated as of December 14, 2009 to the Indenture dated July 17, 2006 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.7 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.8	Indenture dated February 27, 2007 among Windstream Corporation, certain subsidiaries of Windstream as guarantors thereto and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated March 1, 2007).	*
4.9	First Supplemental Indenture dated as of August 31, 2007 to the Indenture dated as of February 27, 2007 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Corporation's Current Report on Form 8-K dated August 31, 2007).	*
4.10	Second Supplemental Indenture dated as of December 12, 2007 to the Indenture dated as of February 27, 2007 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.7 to the Corporation's Current Report on Form 10-K dated February 29, 2008).	*

* Incorporated herein by reference as indicated.

(a) Filed herewith.

Number and Name

4.11	Third Supplemental Indenture dated as of June 22, 2009 to the Indenture dated as of February 27, 2007 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.11 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.12	Fourth Supplemental Indenture dated as of November 20, 2009 to the Indenture dated as of February 27, 2007 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.12 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.13	Fifth Supplemental Indenture dated as of December 14, 2009 to the Indenture dated as of February 27, 2007 between the Company, certain of its subsidiaries named therein, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.13 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.14	Indenture, dated February 14, 2005, among Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., as Issuers, Valor Communications Group, Inc. and the other guarantors thereto, and The Bank of New York, as Trustee (incorporated herein by reference to Exhibit 4.1 to Quarterly Report of Valor Communications Group, Inc. on Form 10-Q for the quarter ended March 31, 2005).	*
4.15	First Supplemental Indenture dated as of July 17, 2006 to the Indenture dated as of February 14, 2005, among Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., as Issuers, certain subsidiaries of Windstream as guarantors thereto and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.6 to the Corporation's Current Report on Form 8-K dated July 17, 2006).	*
4.16	Second Supplemental Indenture dated August 31, 2007 to the Indenture dated as of February 14, 2005 among Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., as Issuers, certain subsidiaries of Windstream, as guarantors, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated August 31, 2007).	*
4.17	Third Supplemental Indenture dated December 12, 2007 to the Indenture dated as of February 14, 2005 among Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., as Issuers, certain subsidiaries of Windstream, as guarantors, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.11 to the Corporation's Current Report on Form 10-K dated February 29, 2008).	*
4.18	Fourth Supplemental Indenture dated as of June 22, 2009 to the Indenture dated as of February 14, 2005, among Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., as Issuers, certain subsidiaries of Windstream, as guarantors, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.18 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.19	Fifth Supplemental Indenture dated as of November 20, 2009 to the Indenture dated as of February 14, 2005, among Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., as Issuers, certain subsidiaries of Windstream, as guarantors, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.19 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*

EXHIBIT INDEX, Continued

Number and Name

4.20	Sixth Supplemental Indenture dated as of December 14, 2009 to the Indenture dated as of February 14, 2005, among Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp., as Issuers, certain subsidiaries of Windstream, as guarantors, and The Bank of New York Mellon, as trustee (incorporated herein by reference to Exhibit 4.20 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.21	Indenture dated as of October 8, 2009 among Windstream Corporation, as Issuer, and U.S. Bank National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Corporation's Form 8-K date October 8, 2009).	*
4.22	First Supplemental Indenture dated as of November 20, 2009 to the Indenture dated as of October 8, 2009 among Windstream Corporation, certain of its subsidiaries, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.22 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.23	Second Supplemental Indenture dated December 14, 2009 to the Indenture dated as of October 8, 2009 among Windstream Corporation, certain of its subsidiaries, as guarantors, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 4.23 to the Corporation's Current Report on Form 10-K dated February 24, 2010).	*
4.24	Form of 8 ⅛% Senior Note due 2013 of Windstream Corporation (as successor to Alltel Holding Corp.) (incorporated herein by reference to Note included in Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated July 17, 2006).	*
4.25	Form of 8⅝% Senior Note due 2016 of Windstream Corporation (as successor to Alltel Holding Corp.) (incorporated herein by reference to Note included in Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated July 17, 2006).	*
4.26	Form of 7.0% Senior Note due 2019 of Windstream Corporation (incorporated herein by reference to Note included in Exhibit 4.1 to the Corporation's Current Report on Form 8-K dated March 1, 2007).	*
4.27	Form of 7¾% Senior Note due 2015 of Valor Telecommunications Enterprises, LLC and Valor Telecommunications Enterprises Finance Corp. (incorporated herein by reference to Exhibit 4.1 to Quarterly Report on Form 10-Q of Valor Communications Group, Inc for the quarter ended March 31, 2005).	*
4.28	Form of 7.875% Senior Note due 2017 of Windstream Corporation (incorporated herein by reference to Exhibit 4.1 to the Corporation's Form 8-K date October 8, 2009).	*
10.1	Amended and Restated Credit Agreement dated as of October 19, 2009 among Windstream Corporation, certain lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, Citibank N.A. and Wachovia Bank National Association, as Co-Documentation Agents, and J.P. Morgan Securities, Inc., and Banc of America Securities, LLC, as Joint Bookrunners and Lead Arrangers (incorporated by reference to Exhibit 10.1 to the Corporation's Form 8-K dated October 8, 2009).	*
10.2	Director Compensation Program dated February 9, 2011 (incorporated by reference to Exhibit 10.2 to the Corporation's Form 8-K dated February 8, 2011).	*
10.3	Form of Restricted Shares Agreement (Non-Employee Directors) entered into between Windstream Corporation and non-employee directors (incorporated herein by reference to Exhibit 10.3 to the Corporation's Current Report on Form 8-K dated February 6, 2007).	*
10.4	Windstream Corporation Performance Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.8 to the Corporation's Current Report on Form 8-K dated July 17, 2006).	*

* Incorporated herein by reference as indicated.

(a) Filed herewith.

EXHIBIT INDEX, Continued

Number and Name

10.5	Amendment No. 1 to Windstream Corporation Performance Incentive Compensation Plan (incorporated by reference to Exhibit 10.4 to the Corporation's Current Report on Form 8-K dated January 4, 2008).	*
10.6	Windstream Corporation Benefit Restoration Plan, amended and restated as of January 1, 2008 (incorporated herein by reference to Exhibit 10.2 to the Corporation's Current Report on Form 8-K dated January 4, 2008).	*
10.7	Windstream Corporation 2007 Deferred Compensation Plan, amended and restated as of January 1, 2008 (incorporated herein by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K dated January 4, 2008).	*
10.8	Form of Indemnification Agreement entered into between Windstream Corporation and its directors and executive officers (incorporated herein by reference to Exhibit 10.13 to the Corporation's Current Report on Form 8-K dated July 17, 2006).	*
10.9	Form of Restricted Shares Agreement (Officers: Restricted Stock) entered into between Windstream Corporation and its executive officers (incorporated herein by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K dated February 6, 2009).	*
10.10	Form of Restricted Shares Agreement (Officers: Performance-Based Restricted Stock) entered into between Windstream Corporation and its executive officers (incorporated herein by reference to Exhibit 10.2 to the Corporation's Current Report on Form 8-K dated February 6, 2009).	*
10.11	Form of Restricted Shares Agreement (Officers: Performance-Based Restricted Stock-Clawback Policy/Accrued Dividends) entered into between Windstream Corporation and its executive officers (incorporated herein by reference to Exhibit 10.2 to the Corporation's Current Report dated February 19, 2010).	*
10.12	Form of Restricted Shares Agreement (Officers: Restricted Stock-Clawback Policy) entered into between Windstream Corporation and its executive officers (incorporated herein by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K dated February 19, 2010).	*
10.13	Amended and Restated Employment Agreement, dated as of January 1, 2008, between Windstream Corporation and Jeffery R. Gardner (incorporated herein by reference to Exhibit 10.6 to the Corporation's Current Report on Form 8-K dated January 4, 2008).	*
10.14	Amendment to Employment Agreement, dated as of December 21, 2009, between Windstream Corporation and Jeffery R. Gardner (incorporated herein by reference to Exhibit 10.1 to Corporation's Current Report on Form 8-K dated December 21, 2009).	*
10.15	Form of Amended and Restated Change-In-Control Agreement, dated as of January 1, 2008, entered into between the Windstream Corporation and certain executive officers (incorporated herein by reference to Exhibit 10.5 to the Corporation's Current Report on Form 8-K dated January 4, 2008).	*
10.16	Form of Change-In-Control Agreement entered into between Windstream Corporation and certain executive officers on August 10, 2009 (incorporated herein by reference to Exhibit 10.1 to the Corporation's Current Report on Form 8-K dated August 10, 2009).	*

* Incorporated herein by reference as indicated.
(a) Filed herewith.

EXHIBIT INDEX, Continued

Number and Name		
10.17	Letter Agreement, dated as of November 7, 2006, between the Windstream Corporation and Francis X. Frantz (incorporated herein by reference to Exhibit 10.3 to the Corporation's Current Report on Form 8-K dated November 13, 2006).	*
10.18	Windstream 2006 Equity Incentive Plan (as amended and restated effective February 17, 2010 (incorporated by reference to Appendix A to the Corporation's Proxy Statement dated March 26, 2010.	*
10.19	1999 Long-Term Incentive Plan of D&E Communications, Inc. (incorporated herein by reference to Exhibit 4.1 to D&E Communication, Inc.'s Registration Statement on Form S-8) (File No. 333-76488).	*
10.20	Conestoga Enterprises 1999 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to D&E Communication, Inc.'s Registration Statement on Form S-8) (File No. 333-76488).	*
10.21	Registration Rights Agreement dated October 8, 2009 among Windstream Corporation, certain subsidiaries of Windstream, as guarantors, and J.P. Morgan Securities, Inc., as representative (incorporated herein by reference to Exhibit 4.3 to the Corporation's Current Report on Form 8 K dated October 8, 2009).	*
10.22	Registration Rights Agreement dated December 30, 2009 among Windstream Corporation, certain subsidiaries of Windstream, as guarantors, and J.P. Morgan Securities, Inc., as representative (incorporated herein by reference to Exhibit 4.1 to the Corporation's Current Report on Form 8 K dated December 30, 2009).	*
14.1	Code of Ethics (Working with Integrity) of Windstream Corporation (incorporated herein by reference to Exhibit 14.1 to the Corporation's Annual Report on Form 10-K for the year ended December 31, 2008).	*
21	Listing of Subsidiaries.	(a)
23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.	(a)
24	Power of Attorney.	(a)
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	(a)
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	(a)
32(a)	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	(a)
32(b)	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	(a)
101.INS	XBRL Instance Document	(a)

* Incorporated herein by reference as indicated.
(a) Filed herewith.

EXHIBIT INDEX, Continued

Number and Name

101.SCH	XBRL Taxonomy Extension Schema Document	(a)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	(a)
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	(a)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	(a)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	(a)

* Incorporated herein by reference as indicated.
(a) Filed herewith.

WINDSTREAM CORPORATION

FINANCIAL SUPPLEMENT
TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2010

WINDSTREAM CORPORATION

INDEX TO FINANCIAL SUPPLEMENT
TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Windstream Corporation ("Windstream", "we", or the "Company") is a leading communications and technology solutions provider, specializing in complex data, high-speed Internet access, voice and transport services to customers in 29 states. We provide a variety of solutions, including IP-based voice and data services, multiprotocol label switching ("MPLS") networking, data center and managed services, hosting services and communications systems to businesses and government agencies. We operate an extensive local and long-haul network, including 60,000 route miles of fiber, used to deliver voice and data traffic of Windstream, as well as other carriers on a wholesale basis. We also provide high-speed Internet, voice, and digital television services to residential customers primarily located in rural areas. As of December 31, 2010, the Company provided service to approximately 3.3 million access lines and 1.3 million high-speed Internet customers.

The sections that follow provide an overview of our results of operations and highlight key trends and uncertainties in our business to the extent practicable. Certain statements set forth below constitute forward-looking statements. See "Forward-Looking Statements" at the end of this discussion for additional factors relating to such statements, and see "Risk Factors" in Item 1A of Part I of this annual report for a discussion of certain risk factors applicable to our business, financial condition and results of operations.

Executive Summary

Among the highlights in 2010:

- Windstream completed the acquisitions of NuVox, Inc. ("NuVox"), Iowa Telecommunications Services, Inc. ("Iowa Telecom"), Hosted Solutions Acquisition, LLC ("Hosted Solutions") and Q-Comm Corporation ("Q-Comm") on February 8, 2010, June 1, 2010, December 1, 2010 and December 2, 2010, respectively, collectively known as the Acquired Companies. These acquisitions provide the Company increased scale to focus on growing its revenues from business customers and consumer high-speed Internet. The Company expects to achieve significant synergies through the combination of these companies with existing Windstream operations.

- Total access lines increased by approximately 280,000, or 9.2 percent, during the year ended December 31, 2010. Excluding the access lines in the acquired markets of NuVox, Iowa Telecom and Q-Comm totaling 396,000, access lines declined by 116,000, or 3.8 percent, during 2010. Excluding the access lines in the acquired markets of D&E Communications, Inc. ("D&E") and Lexcom, Inc. ("Lexcom") of 169,000 at December 31, 2009, access lines declined by 138,000, or 4.6 percent, during 2009.

- Data and integrated solutions connections, which is comprised of high-speed Internet and advanced data, as well as integrated voice and data connections, increased by approximately 308,000, or 26.3 percent, for the year ended December 31, 2010. Excluding connections in the acquired markets of NuVox, Iowa Telecom and Q-Comm, totaling 227,000, data and integrated solution connections increased by 81,000, or 6.9 percent, over the same period.

- Voice lines increased by approximately 130,000, or 4.5 percent, during the year ended December 31, 2010. Excluding the voice lines in the acquired markets of NuVox, Iowa Telecom and Q-Comm totaling 252,000, voice lines declined by 122,000, or 4.2 percent, during 2010. Excluding the voice lines in the acquired markets of D&E and Lexcom of 165,000 at December 31, 2009, voice lines declined by 140,000, or 4.9 percent, during 2009.

- Revenues and sales increased $715.4 million, or 23.9 percent, during the year ended December 31, 2010, as compared to the same period in 2009, primarily due to revenues generated from acquired business. Excluding revenues in markets acquired from the Acquired Companies of $682.0 million and post acquisition D&E and Lexcom revenues of $157.1 million, revenues decreased $123.7 million, or 4.1 percent, for the year ended December 31, 2010 as compared to the same period in 2009. This decline was primarily due to the decline in access lines, declines in product sales associated with the disposition of the out of territory product distribution operations during the third quarter of 2009, and general declines in product sales to business customers. Partially offsetting these decreases were increases attributable to growth in data and integrated solutions connections, as discussed above.

- Operating income increased $73.4 million, or 7.7 percent, during the year ended December 31, 2010, as compared to the same period in 2009, primarily due to operating income from acquired business. Excluding operating income in markets acquired of $25.3 million, operating income increased $48.1 million, or 5.0 percent, during 2010 as compared to 2009. The increase in operating income during 2010 is attributable to expense management initiatives and decreases in pension expense, partially offset by revenue declines associated with continued access line losses and increases in merger and integration costs.

- Interest expense increased by $111.5 million, or 27.2 percent, during the year ended December 31, 2010, as compared to the same period of 2009, primarily due to interest incurred on the $1,100.0 million additional debt issued during the fourth quarter of 2009, the $400.0 million of additional debt issued during the third quarter of 2010 and the $500.0 million of additional debt issued during the fourth quarter of 2010.

- During 2010, the Company generated cash flows from operations of $1,094.5 million, a decrease of $26.3 million, or 2.5 percent, as compared to the same period in 2009. This decrease was primarily attributable to the $55.0 million increase in merger and integration costs incurred during 2010 in conjunction with the integration of acquired businesses and the $41.0 million voluntary pension contribution. It was partially offset by revenue generated from acquired businesses. Cash flows from operations were used to fund capital expenditures of $415.2 million and to pay $464.6 million in dividends to shareholders in 2010.

- Operating income before depreciation and amortization ("OIBDA") increased $229.2 million, or 15.3 percent, during the year ended December 31, 2010, as compared to the same period in 2009 (see "Reconciliation of non-GAAP Financial Measures"). Excluding OIBDA in markets acquired of $194.7 million, OIBDA increased $34.5 million, or 2.2 percent. This increase is due to expense management initiatives and decreases in pension expense, as previously discussed.

- During 2010, the Company filed numerous applications with the Rural Utilities Service ("RUS") for approximately $264.0 million in grants on projects with a total estimated cost of $352.0 million to expand broadband availability and offer faster high-speed Internet service to more than half a million homes and businesses in its service area. The RUS approved eighteen applications in thirteen states totaling $181.3 million in grants on projects with a total estimated cost of $241.7 million, including a $60.4 million matching share provided by the Company. The Company will begin these projects in the first quarter 2011 and the RUS financed projects must be substantially complete within two years of signing the grant contracts.

We expect to face significant challenges resulting from competition in the telecommunications industry. To address these challenges, we are focused on growing our consumer high-speed Internet and business revenues, which represented approximately 55.5 percent of total revenues and sales for the year ended December 31, 2010, as compared to 45.8 percent for the same period in 2009. We expect continued growth in demand for these services across our customer base. In addition, we believe that our strategy of bundling consumer voice services with our high-speed Internet service offering will allow us to add new customers and help mitigate churn.

Business Trends

The following is a discussion of trends affecting Windstream's operations.

- *Access line losses*: Voice and switched access revenues are expected to continue to be adversely impacted by future declines in access lines due to competition in the telecommunications industry from cable television providers, wireless communications providers, and providers using other emerging technologies. As of December 31, 2010, all of the Company's access lines had wireless competition and approximately 68 percent of the Company's access lines had fixed line voice competition, which represented an increase in fixed line competition from 64 percent at December 31, 2009. After removing the impact of consumer lines in markets acquired from NuVox, Iowa Telecom and Q-Comm of 160,000, consumer lines decreased 82,000, or 4.2 percent during 2010, primarily due to the effects of competition. After removing the impact of business lines in markets acquired from NuVox, Iowa Telecom and Q-Comm of 75,000, business lines decreased 37,000, or 3.9 percent during 2010, primarily due to weakness in the general economic environment, competitive pressures, and the migration of services to larger circuits with enhanced functionality representing lost access lines but not a lost customer relationship. We believe weakness in the economic environment has caused some businesses to close or reduce staff, which has had a corresponding impact on the demand for business access lines. Continued weakness in the general economic environment may contribute to further acceleration of line losses.

- *Advanced data and integrated solutions*: Business revenues and sales are expected to be favorably impacted by growth in advanced data and integrated solution services provided to business customers. During 2010, revenues from advanced data and integrated solutions, which consists of voice and data services provided to business customers through an IP connection, grew from $454.1 million to $591.7 million. Excluding the impact of revenues from markets acquired from the Acquired Companies, and post acquisition D&E and Lexcom revenues of $447.0 million, revenues increased $7.1 million, or 5.1 percent for the year ended December 31, 2010.

- *High-speed Internet*: Growth in high-speed Internet sales, including other value added Internet services such as Security Suite and Online Data Backup, together with the continued migration to higher speeds, are expected to continue to offset some of the revenue declines from the unfavorable access line trends discussed above. After removing the impact of high-speed Internet customers in markets acquired from NuVox, Iowa Telecom and Q-Comm of 96,000, the Company added approximately 79,000 high-speed Internet customers during 2010, representing an approximate increase in high-speed Internet customers of 7.0 percent. As of December 31, 2010, Windstream provided high-speed Internet service to approximately 39 percent of total access lines in service, and 61 percent of primary consumer access lines in service. As of December 31, 2010, approximately 75 percent of total access lines had high-speed Internet competition, primarily from cable service providers, which is relatively unchanged from December 31, 2009. We expect the pace of high-speed Internet customer growth to slow as the number of households without high-speed Internet service continues to shrink. Competitive expansions, primarily from cable facilities, into our service areas are expected to slow in 2011, but we could experience some increased competition from high-speed Internet offerings from wireless competitors.

- *Product bundles*: To combat competitive pressures, the Company continues to emphasize its bundled products and services. Our consumers can bundle local phone, high-speed Internet, long distance and video services. These bundles provide customers with one convenient location to obtain all their communications and entertainment needs, a convenient billing solution and bundle discounts. Operating trends for access lines and high-speed Internet customers have been favorably impacted by the Company's "Price For Life" promotion, which offers a price for life guarantee and package discount on its voice, high-speed Internet, and digital television bundle. In addition, the Company offers bundle discounts to businesses that choose to bundle their phone, high-speed Internet and long distance services with Windstream. We believe that product bundles positively impact our customer retention, and the associated discounts provide our customers the best value for their communications and entertainment needs. In an effort to further develop enhanced services and bundled product offerings, the Company will continue to invest in its network to offer faster speeds in its high-speed Internet offerings. As of December 31, 2010, the Company could deliver speeds of 3Mb to approximately 97 percent of its addressable lines. Additionally, speeds of 6Mb and 12Mb are available to approximately 67 percent and 37 percent of its addressable lines, respectively.

- *Operational efficiencies*: We continue to evaluate our operating structure to identify opportunities for increased operational efficiency and effectiveness. Among other things, this involves evaluating opportunities for task automation, network efficiency and the balancing of our workforce based on the current needs of our customers. During 2010, Windstream recognized $7.7 million in severance and employee benefit costs primarily related to identified opportunities for increased operational efficiency and effectiveness as a result of a voluntary workforce reduction program during the fourth quarter of 2010. The Company expects to realize annual pretax savings of approximately $11.4 million as a result of this initiative. During the third quarter of 2009, the Company announced a work force reduction with expected annual pretax savings approximating $20.0 million. As a result of these efforts, and expense management initiatives throughout the current year, the Company successfully reduced its cost of services by approximately $69.1 million in 2010, excluding the impact of the Acquired Companies and D&E and Lexcom prior to November 10, 2010 and December 1, 2010, respectively (see "Cost of Services").

- *Pension expenses and funding*: During 2010, the fair market value of Windstream's pension plan assets increased from approximately $784.0 million to $870.2 million. This increase is primarily due to a return on plan assets of $95.9 million, or 12.2 percent, transfers from Iowa's qualified pension plan of $12.0 million and contributions of $41.7 million, including a $41.0 million voluntary cash contribution. Partially offsetting these increases were $57.8 million in routine benefit payments and $5.6 million in lump sum distributions and administrative expenses. The Company expects to make a contribution of approximately $60.0 million in the first quarter of 2011 to avoid certain benefit restrictions. This contribution is expected to be made in the form of Windstream common stock, which will allow the Company to preserve cash and manage overall net debt leverage. The amount and timing of future contributions are dependent upon various factors including future investment performance, changes in future discount rates and changes in demographics of the population participating in the Company's qualified pension plan.

STRATEGIC TRANSACTIONS

Acquisitions

On December 2, 2010, Windstream completed the acquisition of Q-Comm, a privately held regional fiber transport provider and competitive local exchange carrier ("CLEC"). This acquisition significantly enhanced the Company's fiber network with increased scale and business revenues, as well as the opportunity for approximately $25.0 million in operating expense and capital expenditure synergies across the Windstream markets. Under the terms of the merger agreement, the Company paid approximately $279.1 million in cash, net of cash acquired, and issued 20.6 million shares of Windstream common stock valued at $271.6 million to acquire all of the issued and outstanding shares of Q-Comm common stock. The Company also repaid $266.2 million in outstanding indebtedness and related liabilities on existing swap agreements of Q-Comm. The transaction includes Q-Comm's wholly-owned subsidiaries Kentucky Data Link, Inc. ("KDL"), a fiber services provider in 23 states and the District of Columbia, and Norlight, Inc. ("Norlight"), a CLEC serving approximately 5,500 business customers.

On December 1, 2010, Windstream completed the acquisition of Hosted Solutions in an all-cash transaction valued at $312.8 million, which included a $2.8 million net working capital adjustment, net of cash acquired. Windstream financed the transaction through cash reserves and revolving credit capacity. Hosted Solutions, based in Raleigh, NC, is a leading regional data center and managed hosting provider focused on enterprise-class Infrastructure as a Service (IaaS) solutions (managed hosting, managed services, colocation, cloud computing and bandwidth) for small and medium-sized business customers as well as large enterprises. This acquisition provided Windstream with five state-of-the-art data centers in Raleigh, NC, Charlotte, NC, and Boston, MA, which serve more than 600 customers, and provides opportunities for approximately $1.5 million in operating synergies. As of December 31, 2010, Windstream operated a total of 12 data centers across the country.

On June 1, 2010, we completed our acquisition of Iowa Telecom, based in Newton, Iowa. This acquisition provides Windstream with a sizable operating presence in the upper Midwest. As of June 1, 2010, Iowa Telecom provided service to approximately 208,000 incumbent local exchange carrier ("ILEC") access lines, 39,000 CLEC access lines, 96,000 high-speed Internet customers and 25,000 digital television customers in Iowa and Minnesota. The Company expects to achieve $35.0 million in annual expense and capital synergies as a result of this acquisition. Pursuant to the merger agreement, each share of Iowa Telecom common stock was converted into the right to receive 0.804 shares of Windstream common stock and $7.90 in cash. We paid approximately $253.6 million in cash, net of cash acquired, and issued approximately 26.7 million shares of our common stock valued at $280.8 million on the date of issuance. In addition, we repaid outstanding indebtedness, including related interest rate swap liabilities, of Iowa Telecom of approximately $628.9 million.

On February 8, 2010, we completed our acquisition of NuVox, a CLEC based in Greenville, South Carolina. Consistent with the Company's focus on growing revenues from business customers, the completion of the NuVox acquisition added approximately 104,000 business customer locations in 16 contiguous Southwestern and Midwest states and provides opportunities for approximately $30.0 million in operating synergies with contiguous Windstream markets. NuVox's services include voice over internet protocol, local and long-distance voice, high-speed Internet access, email, voicemail, web hosting, secure electronic data storage and backup, internet security and virtual private networks. Many of these services are delivered over a secure, privately-managed IP network, using a multiprotocol label switch backbone and distributed IP voice switching architecture. In accordance with the NuVox merger agreement, Windstream acquired all of the issued and outstanding shares of common stock of NuVox for $198.4 million in cash, net of cash acquired, and issued approximately 18.7 million shares of Windstream common stock valued at $185.0 million on the date of issuance. Windstream also repaid outstanding indebtedness and related liabilities on existing swap agreements of NuVox approximating $281.0 million.

On December 1, 2009, we completed our acquisition of Lexcom, which as of the date of acquisition served approximately 22,000 access lines, 9,000 high-speed Internet customers and 12,000 cable television customers in North Carolina. This acquisition increased Windstream's presence in North Carolina and provides the opportunity for approximately $5.0 million in operating synergies with contiguous Windstream markets. In accordance with the Lexcom merger agreement, Windstream acquired all of the issued and outstanding shares of Lexcom for approximately $138.7 million in cash, net of cash acquired.

On November 10, 2009, we completed our merger with D&E, which as of the date of acquisition served approximately 110,000 ILEC access lines, 35,000 CLEC access lines, 45,000 high-speed Internet customers and 9,000 cable television customers. This acquisition increased Windstream's presence in Pennsylvania and provides the opportunity for approximately $25.0 million in operating synergies with contiguous Windstream markets. Pursuant to the merger agreement, Windstream acquired all of the issued and outstanding shares of common stock of D&E, and D&E merged with and into a wholly-owned subsidiary of Windstream. In accordance with the D&E Merger Agreement, D&E shareholders received 0.650 shares of Windstream common stock and $5.00 in cash per each share of D&E Common Stock. Windstream issued approximately 9.4 million shares of its common stock valued at approximately $94.6 million, based on Windstream's closing stock price of $10.06 on November 9, 2009, and paid $56.6 million, net of cash acquired, as part of the transaction. Subsequently, Windstream repaid outstanding debt of D&E totaling $182.4 million.

Dispositions

On August 21, 2009, Windstream completed the sale of its out of territory product distribution operations to Walker and Associates of North Carolina, Inc. ("Walker") for approximately $5.3 million in total consideration. The out of territory product distribution operations primarily consisted of product inventory with a carrying value of $4.9 million and customer relationships outside of Windstream's telecommunications operating territories. These operations were not central to the Company's strategic goals in its core communications business. Product revenues from these operations totaled $38.5 million and $76.2 million during 2009 and 2008, respectively, with related cost of products sold of $34.3 million and $68.3 million for the same periods in 2009 and 2008, respectively. In conjunction with this transaction, Windstream recognized a gain of $0.4 million in other income, net in its consolidated statements of income in 2009.

On November 21, 2008, Windstream completed the sale of its wireless business to AT&T Mobility II, LLC for approximately $56.7 million. The completion of this transaction resulted in the divestiture of approximately 52,000 wireless customers, spectrum licenses and cell sites covering a four-county area of North Carolina with a population of approximately 450,000 and six retail locations. The operating results of the wireless business have been separately presented as discontinued operations in the accompanying consolidated statements of income (see Note 3).

ORGANIZATION AND RESULTS OF OPERATIONS

The Company is organized based on the products and services that it offers. The Company's primary offerings to business customers include its IP-based voice and data services, MPLS networking, data center and managed hosting services and communications systems. The Company also delivers high-speed Internet, digital phone, long distance and high-definition television services to consumers primarily located in rural areas and operates a local and long-haul fiber network spanning approximately 60,000 route miles.

The Company has historically reported a product distribution segment, but in the first quarter of 2009 the Company reorganized its operations to integrate the sales and administrative functions of the product distribution segment into its wireline operations. As a result of this change, the chief operating decision maker no longer reviews the financial statements of the product distribution operations on a stand alone basis, and the Company operates its business as a single reporting segment ("the wireline segment"). As required by the authoritative guidance for segment presentation, segment results of operations have been retrospectively adjusted to reflect this change for all periods presented.

See below a detailed discussion and analysis of revenues and sales in our discussion of consolidated operating results.

The following table reflects the Company's consolidated operating results as of December 31:

(Dollars in millions, customers and lines in thousands) (a,b)	2010	2009	2008
Revenues and sales:			
Service revenues:			
Business	$ 1,605.9	$ 992.1	$ 1,002.7
Consumer	1,388.3	1,311.8	1,337.0
Wholesale	628.7	568.9	649.2
Total service revenues	3,622.9	2,872.8	2,988.9
Product sales	89.1	123.8	182.6
Total revenues and sales	3,712.0	2,996.6	3,171.5
Costs and expenses:			
Cost of services	1,329.8	1,014.5	1,010.7
Cost of products sold	74.9	107.5	169.8
Selling, general, administrative and other	498.4	348.3	351.2
Depreciation and amortization	693.6	537.8	492.7
Restructuring charges	7.7	9.3	8.5
Merger and integration costs	77.3	22.3	6.2
Total costs and expenses	2,681.7	2,039.7	2,039.1
Operating Income	1,030.3	956.9	1,132.4
Other income (expense), net	(3.5)	(1.1)	2.1
Interest expense	(521.7)	(410.2)	(416.4)
Income from continuing operations before income taxes	505.1	545.6	718.1
Income taxes	194.4	211.1	283.2
Income from continuing operations	310.7	334.5	434.9
Discontinued operations, net of tax	-	-	(22.2)
Net income	$ 310.7	$ 334.5	$ 412.7
Voice lines in service:			
Consumer	2,038.8	1,960.6	1,951.3
Business	976.2	938.4	919.4
Wholesale (c)	30.8	16.6	20.1
Total voice lines in service	3,045.8	2,915.6	2,890.8
Data and integrated solutions:			
High-speed Internet	1,302.9	1,128.0	978.8
Advanced data and integrated solutions (d)	173.6	40.9	38.4
Total data and integrated solutions	1,476.5	1,168.9	1,017.2
Special access circuits	97.9	81.3	77.6
Access lines (e)	3,317.3	3,037.8	3,006.8
Digital television customers	433.5	375.2	303.1

(a) Results from operations include results from the former D&E and Lexcom operations following their acquisitions on November 10, 2009 and December 1, 2009, respectively and results from the former NuVox, Iowa Telecom, Hosted Solutions and Q-Comm operations following their acquisitions on February 8, 2010, June 1, 2010, December 1, 2010 and December 2, 2010, respectively. In the discussion and analysis provided below regarding changes in consolidated revenues and expenses in 2010 and 2009, the impact of the acquisitions on these changes is considered to be the revenues and expenses recognized during the period of each year for which results from the acquired operations are not included in the comparative period of the prior year.

(b) Certain prior year revenues and expenses were reclassified to reflect the current presentation and these changes had no impact on operating income.

(c) Wholesale units include pay stations, unbundled network elements and other units receiving voice and data services sold to other carriers on a wholesale basis.

(d) Advanced data and integrated solutions consists of private line, virtual LAN and virtual private network services as well as services that offer integrated data and voice solutions.

(e) Access lines include voice lines, advanced data and integrated solutions and special access circuits.

Business Service Revenues

Business service revenues are generated through the provision of data and voice services as well as integrated solutions to business customers. We experience competition in the business channel from cable, wireless, and other incumbent and competitive local telecommunication service providers. To meet competitive demands, we are continuing to enhance our network allowing us to offer more complex data services and have reorganized our service delivery team to improve the speed and consistency in provisioning services for our business customers. We expect revenues in the business channel to be favorably impacted primarily by increasing demand for data services. We also expect business revenues to be favorably impacted by the growth in our fiber transport and data center and managed services offerings, primarily as a result of the recent acquisitions of Q-Comm and Hosted Solutions. In addition, voice lines have been unfavorably impacted by customer migration to integrated communications solutions capable of delivering both voice and data services.

The following table reflects the primary drivers of year-over-year changes in business service revenues:

	Twelve Months Ended December 31, 2010		Twelve Months Ended December 31, 2009	
(Millions)	Increase (Decrease)	%	Increase (Decrease)	%
Due to acquired businesses	$ 613.2		$ 9.0	
Due to increases in special access revenues (a)	14.9		6.5	
Due to increases in high-speed Internet revenues (b)	5.9		1.7	
Due to increases in data revenues (c)	6.9		2.5	
Due to decreases in voice and long distance revenues (d)	(27.1)		(30.3)	
Total changes in business revenues	$ 613.8	62%	$ (10.6)	(1)%

(a) Increases in special access revenues, which primarily represent monthly flat-rate charges for dedicated circuits, were attributable to strong demand from wireless carriers.

(b) Increases in high-speed Internet revenues are primarily due to increases in high-speed Internet customers.

(c) Increases in data revenues are primarily due to demand for complex data services.

(d) Decreases in voice and long distance service revenues were primarily attributable to the decline in voice lines.

Consumer Service Revenues

Consumer service revenues are generated from the provision of high-speed Internet, voice and video services to residential customers. Consumer revenues are expected to continue to be impacted by unfavorable voice line trends attributable to competition from cable television providers, wireless communications providers and voice service providers using other emerging technologies. Increasing demand for high-speed Internet service, together with continued migration to higher speeds and demand for other value added data services, are expected to continue to offset some of the consumer revenue declines from the unfavorable voice line trends noted above.

The following table reflects the primary drivers of year-over-year changes in consumer service revenues:

	Twelve Months Ended December 31, 2010		Twelve Months Ended December 31, 2009	
(Millions)	Increase (Decrease)	%	Increase (Decrease)	%
Due to acquired businesses	$ 123.8		$ 8.5	
Due to increases in high-speed Internet revenues (a)	36.9		39.8	
Due to decreases in miscellaneous revenues	(0.6)		(9.2)	
Due to decreases in voice and long distance revenues (b)	(83.6)		(64.3)	
Total changes in consumer revenues	$ 76.5	6%	$ (25.2)	(2)%

(a) Increases in high-speed Internet revenues are primarily due to the increase in high-speed Internet customers previously discussed.

(b) Decreases in voice service revenues were primarily attributable to declines in voice lines and to the impact of discounts on voice features included in the Company's bundle offerings previously discussed. Partially offsetting these declines were increases in long distance revenues associated with the continued migration of customers from one-plus calling to unlimited long distance calling plans.

Wholesale Service Revenues

Wholesale service revenues include voice and data services sold on a wholesale basis to other carriers and usage sensitive charges to long distance companies and other local exchange carriers for access to the Company's network in connection with the completion of interstate and intrastate long distance calls, as well as reciprocal compensation received from wireless and other local connecting carriers for the use of our facilities. Universal service fund ("USF") revenues and other surcharges which subsidize the cost of providing wireline services are also included in wholesale service revenues. Revenues from these sources are expected to decline due to unfavorable trends in consumer, business and wholesale voice lines.

The following table reflects the primary drivers of year-over-year changes in wholesale service revenues:

	Twelve Months Ended December 31, 2010		Twelve Months Ended December 31, 2009	
(Millions)	Increase (Decrease)	%	Increase (Decrease)	%
Due to acquired businesses	$ 94.4		$ 5.8	
Due to changes in federal USF revenues (a)	6.2		(14.4)	
Due to changes in state USF revenues (b)	4.7		(11.6)	
Due to decreases in voice and miscellaneous revenues (c)	(9.2)		(15.7)	
Due to decreases in switched access revenues (d)	(36.3)		(44.4)	
Total changes in wholesale revenues	$ 59.8	11%	$ (80.3)	(12)%

(a) Increases in federal USF revenues are primarily due to an increase in the USF contribution factor from 12.3 percent to 12.9 percent for the years ended December 31, 2009 and 2010, respectively, resulting in an increase of $6.2 million in 2010. This increase resulted in a proportionate increase in federal USF expense included in cost of services below. Decreases in federal USF revenues in 2009 were primarily due to the elimination of contribution requirements for high-speed Internet services and the decrease in USF support revenues effective with the conversion to price-cap on July 1, 2008.

(b) Increases in state USF revenues in 2010 are primarily due to an increase in costs recoverable under the program. Decreases in state USF revenues in 2009 were attributable to the decline in access lines and eligible recoverable costs in that period.

(c) Decreases in wholesale voice and miscellaneous revenues are primarily due to the decline in payphone and UNE voice lines and declines in directory advertising revenue.

(d) Decreases in switched access revenues are primarily due to continued declines in voice lines and the phased reduction of interstate access rates for the Company's subsidiaries that converted to price cap regulation and have not reached the Federal Communications Commission's ("FCC") prescribed target rate. These subsidiaries will continue reducing their interstate rates from their current average rate per minute of $0.0090 to achieve the prescribed rate of $0.0065 per minute. Additional declines in 2010 switched access revenues are due to a network efficiency project which maximizes the use of the Company's own network for transporting long-distance traffic in order to decrease our interconnection expense, which has reduced switched access revenues earned from the underlying long-distance carriers.

Product Sales

Product sales include data and communications equipment sold to business customers as well as high-speed Internet modems, home networking equipment, computers and other equipment sold to consumers. The following table reflects the primary drivers of year-over-year changes in product sales:

	Twelve Months Ended December 31, 2010		Twelve Months Ended December 31, 2009	
(Millions)	Increase (Decrease)	%	Increase (Decrease)	%
Due to acquired businesses	$ 7.6		$ 0.1	
Due to disposal of the out-of-territory product distribution operations	(38.5)		(37.7)	
Due to increases in consumer product sales	-		3.6	
Due to changes in contractor sales (a)	2.2		(11.5)	
Due to decreases in business product sales (b)	(6.0)		(13.3)	
Total decreases in product sales	$ (34.7)	(28)%	$ (58.8)	(32)%

(a) Increases in contractor sales in 2010 is due to modest increases experienced during the second half of 2010 associated with increased infrastructure activity. Decreases in contractor sales in 2009 is primarily due to lower demand for these products, which we believe was attributable to the postponement of purchasing decisions by some contractors as a result of continued weakness in the overall economic environment.

(b) Decreases in business product sales for both periods are primarily due to lower demand for these products, which we believe was attributable to the postponement of purchasing decisions by some businesses as a result of continued weakness in the overall economic environment. We experienced modest increases across all product sales during the second half of 2010.

Cost of Services

Cost of services primarily consist of network operations costs, including salaries and wages, employee benefits, materials, contract services and information technology costs to support the network. Cost of services also include interconnection expense (costs incurred by the Company to access the public switched network and to transport traffic to the Internet), bad debt expense and business taxes. Interconnection expenses in certain markets where the Company operates as a CLEC include charges from the incumbent local exchange provider to lease network components required for service delivery. As a result, we expect interconnection expenses in these operations to be higher as a percentage of revenues than these same costs incurred in Windstream's other markets. The following table reflects the primary drivers of year-over-year changes in cost of services:

(Millions)	Twelve Months Ended December 31, 2010 Increase (Decrease)	%	Twelve Months Ended December 31, 2009 Increase (Decrease)	%
Due to acquired businesses	$ 384.4		$ 8.3	
Due to changes in federal USF expenses (a)	6.2		(7.1)	
Due to decreases in network operations and other (b)	(0.3)		(39.7)	
Due to decreases in business taxes (c)	(7.7)		(5.9)	
Due to changes in storm-related expenses (d)	(6.0)		6.0	
Due to changes in pension expense (e)	(27.3)		74.0	
Due to decreases in interconnection expense (f)	(34.0)		(31.8)	
Total increases in cost of services	$ 315.3	31%	$ 3.8	0%

(a) Increases in federal USF contributions are primarily due to an increase in the USF contribution factors from 12.3 percent to 12.9 percent for the years ended December 31, 2009 and 2010, respectively. This increase resulted in a proportionate increase in federal USF revenues. Decreases in 2009 were primarily due to the eliminations of contributions required for high-speed Internet services effective with the conversion to price-cap regulation on July 1, 2008, as previously discussed.

(b) Decreases in network operations and other expenses in 2010 are primarily attributable to cost saving measures, partially offset by increases in network support costs and charges incurred to provide third party services to customers. Decreases in network operations and other expenses during 2009 were due to the workforce reductions announced in the third quarter 2009, and reductions in fuel costs.

(c) Decreases in business taxes for both periods were primarily attributable to lower property tax assessments.

(d) Changes in storm-related expenses were associated with the Company's efforts to repair network facilities damaged by severe ice storms primarily in our Kentucky service areas during the first quarter of 2009.

(e) Decreases in pension expense in 2010 are attributable to lower pension amortization as a result of the $152.0 million, or 23.2 percent, return generated on pension plan assets during 2009. Increases in pension expense in 2009 are attributable to the amortization of losses sustained on pension plan assets during the 2008 plan year.

(f) Decreases in interconnection expenses for both periods are due to the favorable impact of network efficiency projects, the impact of voice line losses and rate reductions. Partially offsetting these decreases were increases associated with purchases of higher capacity circuits to service the growth in data customers.

Cost of Products Sold

Cost of products sold represent the cost of equipment sales to customers. The following table reflects the primary drivers of year-over-year changes in cost of products sold:

(Millions)	Twelve Months Ended December 31, 2010 Increase (Decrease)	%	Twelve Months Ended December 31, 2009 Increase (Decrease)	%
Due to acquired businesses	$ 5.5		$ 0.2	
Due to disposal of the out-of-territory product distribution operations	(34.3)		(34.0)	
Due to changes in costs of contractor sales (a)	5.1		(11.2)	
Due to decreases in equipment sales to business customers (b)	(3.8)		(9.8)	
Due to decreases in consumer costs of product sold (c)	(5.1)		(7.5)	
Total decreases in cost of products sold	$ (32.6)	(30)%	$ (62.3)	(37)%

(a) Changes in contractor cost of products sold for both periods were consistent with the changes in contractor sales in 2010 and 2009.

(b) Decreases in business cost of products sold were consistent with declines in business product sales for both periods.

(c) Decreases in consumer cost of products sold for both periods, relative to the changes year-over-year in consumer product sales, are primarily due to the mix of products sold.

Selling, General, Administrative and Other Expenses ("SG&A")

SG&A expenses result from sales and marketing efforts, advertising, information technology support systems, costs associated with corporate and other support functions and professional fees. These expenses also include salaries and wages and employee benefits not directly associated with the provision of services. The following table reflects the primary drivers of year-over-year changes in SG&A expenses:

(Millions)	Twelve Months Ended December 31, 2010 Increase (Decrease)	%	Twelve Months Ended December 31, 2009 Increase (Decrease)	%
Due to acquired businesses	$ 150.1		$ 3.4	
Due to impairment loss on acquired assets held for sale	-		(6.5)	
Due to changes in advertising expense and other (a)	4.2		(18.1)	
Due to changes in pension expense (b)	(4.2)		18.3	
Total changes in SG&A and other expenses	$ 150.1	43%	$ (2.9)	(1)%

(a) Increases in advertising expense during 2010 are primarily due to increased spending to support sales of our price-for-life bundles and to focus on business customers. Decreases in advertising expense and other in 2009 is due to the decrease in general and administrative fees during 2009 attributable to declines in regulatory fees that are based on access lines, improved insurance claims experience and the Company's continued efforts to contain costs.

(b) Decreases in pension expense are attributable to lower pension amortization in 2010 as a result of the $152.0 million, or 23.2 percent, return generated on pension plan assets during 2009. Increases in pension expense in 2009 are attributable to the amortization of losses sustained on pension plan assets during the 2008 plan year.

Depreciation and Amortization Expense

Depreciation and amortization expense primarily includes the depreciation of the Company's plant assets and the amortization of its definite-lived intangible assets. The following table reflects the primary drivers of year-over-year changes in depreciation and amortization expense:

	Twelve Months Ended December 31, 2010		Twelve Months Ended December 31, 2009	
(Millions)	Increase (Decrease)	%	Increase (Decrease)	%
Due to depreciation of acquired businesses plant assets	$ 87.1		$ 3.1	
Due to amortization of intangible assets acquired in the purchase of acquired businesses	82.3		2.7	
Due to increase in amortization of franchise rights (a)	-		31.8	
Due to changes in depreciation expense (b)	(2.1)		19.0	
Due to decreases in amortization expense (c)	(11.5)		(11.5)	
Total increases in depreciation and amortization expense	$ 155.8	29%	$ 45.1	9%

(a) Effective January 1, 2009, the Company began amortizing its franchise rights on a straight-line basis over an estimated useful life of 30 years. Previously, the Company had assigned an indefinite useful life to these assets but the effects of increasing competition resulted in a prospective change in their estimated useful life (see Note 2).

(b) Increases in depreciation expense in 2009 are due primarily to capital spend and plant placed in service.

(c) Decreases in amortization expense are due to the use of accelerated amortization methods used.

Restructuring and Merger and Integration Costs

We continually evaluate our operating structure to identify opportunities for increased operational efficiency and effectiveness. Among other things, this involves evaluating opportunities for task automation, network efficiency and the balancing of our workforce based on the current needs of our customers. Restructuring charges, consisting primarily of severance and employee benefit costs, are sometimes incurred as a result of these efforts. These costs should not necessarily be viewed as non-recurring.

During 2010, Windstream recognized $7.7 million in severance and employee benefit costs primarily related to identified opportunities for increased operational efficiency and effectiveness. This resulted from the Company's offering of a voluntary workforce reduction program during the fourth quarter of 2010. The Company expects to realize annual pretax savings of approximately $11.4 million as a result of this initiative.

During 2009, Windstream recognized $9.3 million in severance and employee benefit costs primarily related to the workforce reduction initiated during the third quarter of 2009 to better align the Company's focus on high-speed Internet and enterprise opportunities. The Company expected to realize annual pretax savings of approximately $20.0 million as a result of this initiative. During the first quarter of 2009, the Company recorded a $0.1 million reduction in liabilities to reflect differences between estimated and actual costs paid associated with a work force reduction initiated during the fourth quarter of 2008. During the second quarter of 2009, the Company incurred $0.1 million in severance and employee benefit costs associated with the closure of an out of territory sales and product distribution facility.

During the year ended December 31, 2008, the Company incurred $8.5 million in severance and employee benefit costs primarily related to the announced workforce reduction in the fourth quarter of 2008 to control expenses in a challenging economy and the realignment of certain information technology, network operations and business sales functions.

Merger and integration costs are unpredictable by nature, and include costs incurred related to strategic transactions such as transaction costs, rebranding costs, system conversion costs and employee related transaction costs consisting of severance employee benefit cost.

Set forth below is a summary of restructuring and merger and integration costs for the years ended December 31:

(Millions)	2010	2009	2008
Merger and integration costs			
Transaction costs associated with acquisitions (a)	$ 41.2	$ 11.4	$ 0.1
Employee related transition costs (b)	26.7	8.6	-
Computer system and conversion costs (c)	4.2	1.6	6.1
Signage and other rebranding costs (d)	5.2	0.7	-
Total merger and integration costs	77.3	22.3	6.2
Restructuring charges	7.7	9.3	8.5
Total merger, integration and restructuring charges	$ 85.0	$ 31.6	$ 14.7

(a) During 2010, the Company incurred acquisition related costs for accounting, legal, broker fees and other miscellaneous costs associated with the acquisitions of the Acquired Companies, D&E and Lexcom. During 2009, the Company incurred acquisition related costs for accounting, legal, broker fees and other miscellaneous costs associated with the acquisitions of D&E, Lexcom, NuVox and Iowa Telecom. These costs are considered indirect or general and are expensed when incurred in accordance with authoritative guidance on business combinations.

(b) During 2010, the Company incurred $26.7 million in employee transition costs, primarily severance related in conjunction with the integration of D&E, Lexcom, NuVox and Iowa Telecom. During 2009, the Company incurred $8.2 million and $0.4 million in employee transition costs, primarily severance related, for D&E and Lexcom, respectively.

(c) During 2010, the Company incurred $4.2 million in system conversion costs related to the acquisitions of the Acquired Companies. During 2008, the Company incurred $6.1 million in system conversion costs related to the acquisition of CTC. Of these charges, $5.4 million represented a non-cash charge to abandon certain software acquired from CTC.

(d) During 2010, the Company incurred $5.2 million in signage and other branding costs related to the acquisitions of the Acquired Companies.

Summary of Liability Activity Related to Both Merger and Integration Costs and Restructuring Charges

The following table is a summary of liability activity related to both merger and integration costs and restructuring charges as of December 31:

(Millions)	2010	2009	2008
Balance, beginning of period	$ 6.6	$ 8.3	$ 14.7
Merger and integration costs, net of non-cash charges	77.3	22.3	1.6
Total restructuring charges	7.7	9.3	8.5
Cash outlays during the period	(81.1)	(33.3)	(16.5)
Balance, end of period	$ 10.5	$ 6.6	$ 8.3

As of December 31, 2010, the remaining liability of $10.5 million for accrued merger, integration and restructuring charges consisted of $8.8 million of accrued severance costs primarily associated with the integration of the Acquired Companies. Severance and related employee costs are included in other current liabilities in the accompanying consolidated balance sheet and will be paid as positions are eliminated. Each of these payments will be funded through operating cash flows.

Merger, integration and restructuring costs decreased net income $59.1 million, $19.4 million and $9.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, giving consideration to tax benefits on deductible items. See Note 10 for additional information regarding these charges.

Regulatory Matters

Our incumbent local exchange carrier subsidiaries (collectively the "ILECs") are regulated by both federal and state agencies. Our interstate products and services and the related earnings are subject to federal regulation by the FCC and our local and intrastate products and services and the related earnings are subject to regulation by state Public Service Commissions ("PSCs"). The FCC has principal jurisdiction over matters including, but not limited to, interstate switched and special access rates, as well as high-speed Internet service offerings. It also regulates the rates that ILECs may charge for the use of their local networks in originating or terminating interstate and international transmissions. The state PSCs have jurisdiction over matters including local service rates, intrastate access rates, quality of service, the disposition of public utility property and the issuance of securities or debt by the local operating companies.

Communications services providers are regulated differently depending primarily upon the network technology used to deliver the service. The Company believes this regulatory approach advantages certain companies and disadvantages others. It impedes market-based competition where service providers using different technologies exchange telecommunications traffic and compete for customers.

From time to time federal legislation is introduced dealing with various matters that could affect our business. Most proposed legislation of this type never becomes law. It is difficult to predict what kind of reform efforts, if any, may be introduced in Congress and ultimately become law. Windstream strongly supports the modernization of the nation's telecommunications laws, but at this time, cannot predict the timing and the resulting financial impact of any possible federal legislative efforts.

Federal Regulation and Legislation

On February 17, 2009, the American Recovery and Reinvestment Act of 2009 ("ARRA") was signed into law. Among other things, the ARRA allocated approximately $7.2 billion for the expansion of broadband services to unserved and underserved areas. The Company filed numerous applications with the RUS for approximately $264.0 million in grants on projects with a total estimated cost of $352.0 million to expand broadband availability and offer faster high-speed Internet service to more than half a million homes and businesses in its service area. The RUS approved eighteen applications in thirteen states totaling $181.3 million in grants on projects with a total estimated cost of $241.7 million, including a $60.4 million matching share provided by the Company. The RUS grant funds make it possible to provide broadband services to areas where it is otherwise not economically feasible to do so. The Company will begin these projects in the first quarter 2011 and the RUS financed projects must be substantially complete within two years.

By accepting the grant funds, Windstream will also agree to certain long-term conditions. The RUS will have a continued interest in the assets over their economic life, which varies by grant but is up to 23 years. In the event of default of terms of the agreement, the government could exercise the rights under its retained security interest to gain control and ownership of these assets. In addition, in the event of a proposed change in control of Windstream, the acquiring party would need to receive approval from the RUS prior to effectuating the proposed transaction, for which pre-approval will not be reasonably withheld.

On March 16, 2010, the FCC released the National Broadband Plan ("NBP"). Implementation of the NBP will entail many rulemakings, since the NBP itself is not self-effectuating. The FCC issued a Broadband Action Agenda (the "Agenda") and has initiated multiple rulemaking proceedings proposed in the Agenda. Among other issues, the Agenda proposes action on universal service, inter-carrier compensation, special access, wholesale competition policy, pole attachment rate regulation, and safeguards intended to protect against cyber attacks and ensure the nation's communications infrastructure is robust. The Company cannot predict the timing and substance of the ultimate outcome of these action items or the impact on our revenues and expenses.

Windstream has been and will remain actively engaged in proceedings that address reforms contemplated by the NBP. In particular, Windstream has filed proposals for inter-carrier compensation and universal service reform with the FCC. Windstream continues to support reform that provides adequate and targeted universal service support as well as inter-carrier compensation reform that provides adequate transitions and a reasonable opportunity to recover revenue reductions.

On February 9, 2011, the FCC released a Notice of Proposed Rulemaking ("NPRM") to modernize and reform the inter-carrier compensation and universal service mechanisms. In the short term, the NPRM proposes reforms to address phantom traffic, access stimulation and the appropriate treatment for VoIP traffic. The NPRM also proposes short term reforms of the universal service mechanism, including using competitive bids to distribute funding for broadband deployment, as well as reconfiguring and eliminating certain high-cost mechanisms. Specifically, the NPRM proposes to modify the distribution formulas for the High Cost Loop and to eliminate Local Switching Support and Interstate Access Support. In the long term, the NPRM proposes to gradually reduce per-minute access charges and develop a system, including universal service support, to partially off-set resulting revenue reductions. In addition, the NPRM proposes to shift all existing high-cost support to the Connect America Fund ("CAF") which will fund broadband deployment and maintenance of broadband networks. The Company cannot predict the timing and substance of the ultimate outcome of these proceedings or the impact on our revenues, expenses and requirements.

The following tables reflect the minute-driven components of Windstream's inter-carrier compensation revenues for the twelve months ended December 31, 2010:

Revenues	Originating Traffic		Terminating Traffic	
	Minutes	Rate	Minutes	Rate
	(Thousands)		(Thousands)	
Interstate switched access	3,846,184	$ 0.0070	4,049,695	$ 0.0060
Intrastate switched access	2,020,410	$ 0.0370	3,151,853	$ 0.0360
Local interconnection			4,675,767	$ 0.0100

In addition, inter-carrier and reciprocal compensation expense totaled $98.7 million and $121.8 million for the years ended December 31, 2010 and 2009, respectively.

On December 21, 2010, the FCC adopted new regulations regarding the provision of broadband Internet access service. The new regulations, among other things, will (1) require all providers of broadband Internet access service to disclose network management practices, performance characteristics, and commercial terms of service; and (2) prohibit fixed broadband ISPs from blocking lawful content, applications, services, or attachment of non-harmful devices and/or engaging in unreasonable discrimination. The requirements will be enforced through a combination of mechanisms, including informal and formal complaint processes. Because some of the rules require approval by the Office of Management and Budget before becoming effective, none of the rules are binding yet. In January 2011, two different suits were filed in federal court challenging the FCC's authority to implement these rules. As such, we cannot predict at this time the impact these new regulations may have on our revenues or expenses, or whether such impact would even be material.

State Regulation

Local and Intrastate Rate Regulation
Most states in which our ILEC subsidiaries operate provide alternatives to rate-of-return regulation for local and intrastate services, either by law or PSC rules. We have elected alternative regulation for our ILEC subsidiaries in all states except New York. We continue to evaluate alternative regulation options in New York where our ILEC subsidiary remains subject to rate-of-return regulation.

State Universal Service
We recognize revenue from state universal service funds in a limited number of states in which we operate. In 2010, Windstream recognized $135.8 million in state universal service revenue. These payments are intended to provide additional support, beyond the federal universal service receipts, for the high cost of operating in rural markets. For the year ended December 31, 2010, Windstream received approximately $99.3 million from the Texas USF. There are two high-cost programs of the Texas USF, one for large companies and another for small companies. In 2010, Windstream received $88.2 million from the large company program and $11.1 million from the small company program. The purpose of the Texas USF is to assist telecommunications providers in providing basic local telecommunications services at reasonable rates to customers in high cost rural areas and to qualifying low-income and disabled customers. By order of the Texas PUC, the Texas USF distributes support to eligible carriers serving areas identified as high cost, on a per-line basis. Texas USF support payments are based on the number of actual lines in service and therefore are subject to reductions when customers discontinue service or migrate to a competitive carrier. All customers of telecommunications services in Texas contribute to the Texas USF through the payment of a monthly surcharge by their customers.

The Pennsylvania PUC is currently conducting a review of its universal service fund. The review is focused on various aspects of the fund as they pertain to the basic rates of eligible USF recipient companies and the impact of their alternative regulation plans. The Company receives $13.3 million annually from the fund. The Company cannot estimate at this time the financial impact, if any, that may result from changes to the Pennsylvania universal service fund.

Inter-carrier Compensation
On October 5, 2007, Verizon filed a complaint with the Ohio PUC alleging that the Company's intrastate access rates are excessive and should be reduced to the same levels charged by the largest ILECs in Ohio, or in the alternative, to the Company's interstate access rate levels. On November 3, 2010, the Ohio PUC opened a generic proceeding and released a proposed plan to reform inter-carrier compensation. If the proposed plan is adopted, it will not have a material impact on the Company's operations.

On December 5, 2007 and February 22, 2008, Verizon filed complaints with the Kentucky PSC and the Georgia PSC very similar to the complaint filed in Ohio. In these cases, Verizon also alleges that the Company's intrastate access rates are excessive and should be reduced to the level currently charged by AT&T (formerly BellSouth). On November 5, 2010, the Kentucky PSC closed Verizon's complaint and opened a generic investigation into the reasonableness of the intrastate switched access rates of all local exchange carriers. The Company cannot estimate at this time the financial impact, if any, that may result from changes to the inter-carrier compensation mechanism in Kentucky. On June 4, 2010, Georgia enacted a new law that requires incumbent LECs to reduce intrastate switched access rates to interstate levels over a five-year period. To compensate for switched access revenue reductions, the law permits ILECs to increase local rates and established a new state universal service fund. The new law will not have a material impact on the Company's operations.

On March 19, 2009, AT&T filed a complaint with the Pennsylvania PUC alleging that the Company's intrastate access rates are not just and reasonable and should be reduced to the Company's interstate access rate levels. Parties to this proceeding have presented their case and are awaiting a final decision by the Pennsylvania PUC. The Pennsylvania PUC is not required to take action by a specific date. At this time, the Company cannot estimate the financial impact of this decision due to the various options the PUC could consider if it ruled in the Complainant's favor.

On November 23, 2009, Sprint requested that the North Carolina Utilities Commission ("NCUC") reduce the Company's access rates to a cost-basis or, in the alternative, to the Company's interstate access rate levels. The NCUC ordered that affected carriers to develop an inter-carrier compensation reform plan by January 2011. The proposed plan recommends reducing intrastate switched access rates to interstate levels over a three-year period coupled with modest local rate increased and the establishment of a state universal service fund. The proposed plan, if adopted by the NCUC, will not have a material impact on the Company's operations.

The following discussion and analysis details results for Windstream's consolidated operating income and all other consolidated results presented below operating income.

Operating income increased $73.4 million, or 7.7 percent, in 2010 and declined $175.5 million, or 15.5 percent, in 2009. The increase in 2010 was primarily due to operating income generated from acquired businesses of $25.3 million and expense management initiatives. These increases were partially offset by the unfavorable impact of an increase in merger and integration expense of $55.0 million. The declines in 2009 were primarily due to the unfavorable impact of pension and amortization expense. In addition, operating income during both years was unfavorably impacted by the revenue impact associated with continued access line losses.

Other Income (Expense), Net

Set forth below is a summary of other income (expense), net for the years ended December 31:

(Millions)	2010	2009	2008
Interest income on cash and short-term investments	$ 1.2	$ 1.4	$ 2.7
Sale of investments	0.5	-	7.7
Mark-to-market of undesignated swap	(0.3)	3.0	(5.8)
Interest expense on undesignated swap	(4.5)	(4.7)	(2.3)
Other expense, net	(0.4)	(0.8)	(0.2)
Other income (expense), net	$ (3.5)	$ (1.1)	$ 2.1

Other income (expense), net decreased $2.4 million in 2010 and decreased $3.2 million in 2009. The decline in 2010 was primarily due to changes in the non-cash, mark-to-market adjustment of the undesignated portion of the interest rate swaps incurred prior to the "blend and extend" swap transaction entered into on December 10, 2010. See Financial Condition, Liquidity and Capital Resources for further discussion of the "blend and extend" swap transaction. The decline in 2009 was primarily due to the recognition of a $7.7 million gain from the sale of Company investments in 2008 and $2.4 million additional interest expense on undesignated swaps, partially offset by the change in fair value of the undesignated portion of an interest rate swap agreement as discussed further in Note 2. Pursuant to the authoritative guidance on accounting for derivative financial instruments and hedging activities, as amended, changes in the market value of the undesignated portion of this interest rate swap are included in net income. The market value calculation of this interest rate swap is based on estimates of forward variable interest rates, and changes in estimated forward rates could result in significant non-cash increases or decreases in other income (expense), net in future periods.

Interest Expense

Set forth below is a summary of interest expense for the years ended December 31:

(Millions)	2010	2009	2008
Senior secured credit facility, Tranche A	$ 6.9	$ 6.8	$ 14.6
Senior secured credit facility, Tranche B, net of interest rate swaps	98.1	91.8	99.8
Senior secured credit facility, revolving line of credit	6.6	3.8	8.9
Senior unsecured notes	371.3	263.8	255.1
Notes issued by subsidiaries	38.6	39.2	39.8
Credit facility extension fees	1.8	6.4	-
Other interest expense	0.5	0.1	0.1
Less capitalized interest expense	(2.1)	(1.7)	(1.9)
Total interest expense	$ 521.7	$ 410.2	$ 416.4

Interest expense increased $111.5 million, or 27.2 percent, in 2010 and decreased $6.2 million, or 1.5 percent, in 2009. The increase in 2010 was primarily due to interest incurred on the $1,100.0 million additional debt issued during the fourth quarter of 2009, $400.0 million of additional debt issued during the third quarter of 2010 and the $500.0 million of additional debt issued during the fourth quarter of 2010. The decrease in 2009 was primarily due to declines in the LIBOR (London-Interbank Offered Rate) rate impacting the Tranche A notes and the unhedged portion of Tranche B notes. The weighted-average interest rate paid on the long-term debt was 7.8 percent in 2010 and 7.7 percent in 2009.

Income Taxes

Income tax expense decreased $16.7 million, or 7.9 percent in 2010, and decreased $72.1 million, or 25.5 percent in 2009. The decreases in income tax expense in 2010 is due to the Company's decrease in income before taxes and a discrete item recognized in the first quarter of 2009 that increased 2009 tax expense, but had no impact to 2010. The decrease in income tax expense in 2009 was generally consistent with the Company's decrease in income before taxes. The Company's effective tax rate in 2010 was 38.5 percent, compared to 38.7 percent in 2009 and 39.4 percent in 2008.

Provisions associated with the enactment of the Patient Protection and Affordability Care Act on March 23, 2010 and the Health Care and Education Affordability Reconciliation Act of 2010 on March 30, 2010 eliminated the tax deduction related to Medicare Part D subsidies projected to be received in connection with post-employment benefits. The impact of these changes did not have a material impact on Windstream's tax expense or effective tax rate.

For 2011, the Company's annualized effective income tax rate is expected to range between 38.0 percent and 39.0 percent, excluding one-time discrete items. Changes in the relative profitability of our business, as well as recent and proposed changes to federal and state tax laws may cause the rate to change from historical rates. See Note 12, "Income Taxes", to the accompanying consolidated financial statements for further discussion of income tax expense and deferred taxes.

Discontinued Operations, Net of Tax

On November 21, 2008 Windstream completed the sale of its wireless business to AT&T Mobility II, LLC (see Note 3). In connection with this transaction, we have reported the related results as discontinued operations and recognized a pre-tax loss of $21.3 million to reduce the carrying value of the net assets sold to the transaction price less costs to sell. Wireless business income before taxes was $9.7 million in 2008. Additionally, the Company made tax payments of $14.8 million related to the excess of consideration received over tax basis in the assets sold.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

During 2010, the Company generated cash flows from operations of $1,094.5 million and decreased its cash position by $1,020.6 million to $42.3 million at December 31, 2010, primarily due to the acquisitions of the Acquired Companies in 2010 as previously discussed (see "Strategic Transitions"). We expect that cash on hand, along with cash generated from operations over the next year, will be adequate to finance our ongoing operating requirements, capital expenditures, scheduled principal payments of long-term debt and the payment of dividends in 2011.

The Company's board of directors has adopted a current dividend practice for the payment of quarterly cash dividends at a rate of $0.25 per share of the Company's common stock. This practice can be changed at any time at the discretion of the board of directors, and is subject to the Company's restricted payment capacity under its debt covenants as further discussed below. Dividends paid to shareholders were $1.00 per share during 2010, totaling $464.6 million. Windstream also paid $125.9 million to shareholders in January 2011 pursuant to a $0.25 quarterly dividend declared during the fourth quarter of 2010.

During 2009, the Company repurchased 13.0 million shares totaling $121.3 million bringing total repurchases under a stock repurchase program, which expired on December 31, 2009, to 29.0 million shares for approximately $321.6 million.

As of December 31, 2010, the Company had $7,362.8 million in long-term debt outstanding, including current maturities and excluding the discount, (see Note 5). On January 24, 2011, Windstream completed the private placement of an additional $200.0 million in aggregate principal amount of 7.750 percent senior unsecured notes due October 15, 2020 at 103 percent to yield 7.23 percent as an add-on to the notes issued during the fourth quarter. Proceeds from the private placement will be used, together with borrowings under our revolving line of credit, to retire the Valor Telecommunications Enterprises LLC and Valor Telecommunications Finance Corp debt ("Valor Debt"), including any accrued and unpaid interest on the notes, together with related fees and expenses, which is estimated to total approximately $424.0 million. This resulted in an extension of the maturity date for $200.0 million associated with the Valor Debt that was previously due to mature on February 15, 2015. The debt outstanding as of December 31, 2010 is principally comprised of $2,286.8 million secured primarily under the Company's senior secured credit facility and $5,076.0 million in unsecured senior notes.

During October of 2009, Windstream received consent from its lenders to an amendment and restatement of its senior secured credit facility (the "Amendment"). Windstream amended and restated its senior secured credit facility to, among other things, extend the maturities of the facility and amend certain covenants to afford Windstream additional flexibility, resulting in increased interest rates on the extended maturities. Scheduled principal payments for debt outstanding as of December 31, 2010 for each of the twelve month periods ended December 31, 2011, 2012, 2013, 2014 and 2015 were $139.2 million, $43.9 million, $1,400.4 million, $10.9 million and $1,421.4 million, respectively. Scheduled principal payments remaining after 2015 are $4,347.0 million. We expect that cash flows from operations will be sufficient to fund scheduled principal and interest payments through fiscal 2012. We would anticipate refinancing the majority of the principal amounts maturing in fiscal 2013 as we do not expect that cash flows from operations will be sufficient to fund the scheduled maturities. See also our discussion of "Windstream's substantial debt could adversely affect our cash flow and impair our ability to raise additional capital on favorable terms" within "Risk Factors" in Item 1A of Part I.

As of December 31, 2010, the Company had approximately $773.4 million of restricted payment capacity as governed by its credit facility. The Company builds additional capacity through cash generated from operations while dividend payments, share repurchases and other certain restricted investments reduce the available restricted payments capacity. The Company will continue to opportunistically consider free cash flow accretive initiatives, including strategic opportunities and debt repurchases.

Due to the interest rate risk inherent in the variable rate senior secured credit facilities, the Company entered into four pay fixed, receive variable interest rate swap agreements, designated as a cash flow hedge, with a maturity on July 17, 2013. The variable rate received by Windstream on the swaps was the three-month LIBOR, which was 0.29 percent at December 31, 2010. The weighted-average fixed rate paid by Windstream was 5.604 percent.

During the fourth quarter of 2010, the Company modified the four interest rate swaps designated as cash flow hedges. The modifications, commonly referred to as "blend and extends," extended the maturity of, and re-priced these four interest rate swaps to October 17, 2015 with a weighted-average fixed rate paid by Windstream of 4.553 percent, resulting in an estimated 2011 cash interest expense savings of $11.2 million.

As part of these modifications, the accumulated losses of the original interest rate swaps associated with the original cash flow hedges, as well as a certain amount of accrued interest, were incorporated into the fair values of the new modified cash flow hedges. The related accumulated other comprehensive loss associated with the negative fair values of the original cash flow hedges on their dates of modification, which has an unamortized value of $107.6 million as of December 31, 2010, will be amortized using the swaplet method to interest expense through July 17, 2013, the maturity date of the original cash flow hedges. This method is based upon the principle that the balance in accumulated other comprehensive loss will be equivalent to the sum of the current values of the cash flows of each swaplet, or each calculation period of the interest rate swaps.

The terms of our senior secured credit facilities and indentures include customary covenants that, among other things, require us to maintain certain financial ratios, restrict our ability to incur additional indebtedness and limit our cash payments. These financial ratios include a maximum leverage ratio of 4.5 to 1.0 and a minimum interest coverage ratio of 2.75 to 1.0. In addition to the restrictions on dividend and certain other types of payments previously discussed, the credit facility contains restrictions on capital expenditures capacity. On September 17, 2010, Windstream amended its credit facility to permit the signing of rural broadband stimulus grant agreements with the Rural Utilities Service. Windstream also increased the size of its secured leverage capacity. Specifically, Windstream increased the size of the secured incremental facility basket from $800 million to $1.6 billion. Windstream is required to show pro-forma compliance with a secured debt leverage ratio of 2.25 to 1.0 in order to borrow in excess of the first $800 million of the $1.6 billion basket. On November 22, 2010, Windstream increased the capacity under its senior secured revolving credit facility from $500.0 million to $750.0 million, leaving $1.35 billion available. For 2011, the Company's capital expenditure capacity, as calculated under these covenants, is approximately $665.7 million, which includes $125.2 million of unused capacity from 2010 and approximately $72.8 million in additional capacity attributable to the adjusted earnings before interest, taxes, depreciation and amortization of the Acquired Companies.

The financial ratios required by the Company's senior secured credit facility and indentures include certain financial measures that are not calculated in accordance with accounting principles generally accepted in the United States ("non-GAAP financial measures"). These non-GAAP financial measures are presented below for the sole purpose of demonstrating the Company's compliance with its debt covenants and were calculated as follows:

(Millions, except ratios)	December 31, 2010
Gross leverage ratio:	
Total debt	$ 7,325.8
Operating income, last twelve months	$ 1,030.3
Depreciation and amortization, last twelve months	693.6
Other non-cash and non-recurring expense adjustments required by the credit facilities and indentures (a)	277.6
Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")	$ 2,001.5
Leverage ratio (b)	3.66
Maximum gross leverage ratio allowed	4.50
Interest coverage ratio:	
Adjusted EBITDA	$ 2,001.5
Interest expense, last twelve months	$ 521.7
Adjustments required by the credit facilities and indentures (c)	57.5
Adjusted interest expense	$ 579.2
Interest coverage ratio (d)	3.46
Minimum interest coverage ratio allowed	2.75

(a) Adjustments required by the credit facility and indentures primarily consist of the inclusion of the Acquired Companies' preacquisition operating income before depreciation and amortization, pension and stock-based compensation expense and non-recurring merger, integration and restructuring charges.

(b) The gross leverage ratio is computed by dividing total debt by adjusted EBITDA.

(c) Adjustments required by the credit facility and indentures primarily consist of the inclusion of interest expense related to the 2018 and 2020 Notes as if they were issued January 1, 2010, the net Revolver activity during the fourth quarter of 2010, capitalized interest and amortization of the discount on long-term debt, net of premiums.

(d) The interest coverage ratio is computed by dividing adjusted EBITDA by adjusted interest expense.

In addition, certain of the Company's debt agreements contain various covenants and restrictions specific to the subsidiary that is the legal counterparty to the agreement. Under the Company's long-term debt agreements, acceleration of principal payments would occur upon payment default, violation of debt covenants not cured within 30 days, a change in control including a person or group obtaining 50 percent or more of Windstream's outstanding voting stock, or breach of certain other conditions set forth in the borrowing agreements. At December 31, 2010, the Company was in compliance with all such covenants and restrictions.

As of February 16, 2011, Moody's Investors Service, Standard & Poor's Corporation and Fitch Ratings had granted Windstream the following senior secured, senior unsecured and corporate credit ratings:

Description	Moody's	S&P	Fitch
Senior secured credit rating	Baa3	BB+	BBB-
Senior unsecured credit rating	Ba3	B+	BB+
Corporate credit rating	Ba2	BB-	BB+
Outlook	Stable	Stable	Stable

Factors that could affect Windstream's short and long-term credit ratings would include, but are not limited to, a material decline in the Company's operating results, increased debt levels relative to operating cash flows resulting from future acquisitions, increased capital expenditure requirements, or changes to our dividend policy. If Windstream's credit ratings were to be downgraded, the Company might incur higher interest costs on future borrowings, and the Company's access to the public capital markets could be adversely affected. The Company's exposure to interest risk is further discussed in the Market Risk section below. A downgrade in Windstream's current short or long-term credit ratings would not accelerate scheduled principal payments of Windstream's existing long-term debt, as discussed further in Note 5. Windstream's next significant scheduled debt maturity is in 2013.

Historical Cash Flows

(Millions)	2010	2009	2008
Cash flows provided from (used in):			
Operating activities	$ 1,094.5	$ 1,120.8	$ 1,080.4
Investing activities	(1,457.5)	(492.8)	(233.1)
Financing activities	(657.6)	138.3	(622.7)
Increase (decrease) in cash and cash equivalents	$ (1,020.6)	$ 766.3	$ 224.6

Cash Flows – Operating Activities

Cash provided from operations is the Company's primary source of funds. Cash flows from operating activities decreased by $26.3 million in 2010 as compared to 2009, and increased $40.4 million in 2009 as compared to 2008. The decrease during 2010 is primarily from a voluntary payment of $41.0 million to its qualified pension plan during the third quarter of 2010. This voluntary payment was made to preserve an accumulated credit balance, which may be used to offset required future contributions. If Windstream had not made the voluntary payment, it would have forfeited a portion of the credit balance in accordance with currently enacted funding regulations. In 2009, increases were partially offset by changes in working capital requirements, including timing differences in the billing and collections of accounts receivable, payment of trade payables and purchases of inventory. The Company plans to make a pension contribution of approximately $60.0 million in the first quarter of 2011, in the form of Windstream common stock, which will allow the Company to preserve cash and manage overall net debt leverage. The amount and timing of future contributions to the pension plan are dependent upon a myriad of factors including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the Company's qualified pension plan. During 2010, the Company generated sufficient cash flows from operations to fund its capital expenditures, scheduled principal payments of long-term debt, its voluntary pension contribution and payment of dividends as further discussed below.

Cash Flows – Investing Activities

Cash used in investing activities increased by $964.7 million in 2010 as compared to 2009, primarily due to net cash used to acquire the Acquired Companies, as previously discussed (see Notes 2 and 3). Cash used in investing activities increased by $259.7 million in 2009 as compared to 2008, primarily due to net cash used to acquire D&E and Lexcom, as previously discussed. Proceeds from the 2008 sale of the wireless business and acquired assets held for sale, totaling $56.7 million and $17.8 million, respectively, also contributed to the increase in 2009 (see Notes 2 and 3).

Capital expenditures were $415.2 million, $298.1 million and $317.5 million for 2010, 2009 and 2008, respectively. Capital expenditures increased $117.1 million in 2010, primarily due to $61.2 million in capital expenditures related to the properties of the Acquired Companies, D&E and Lexcom and a general increase in capital spending during the second half of the year. Capital expenditures in each of the three years were incurred to construct additional network facilities and to upgrade the Company's telecommunications network in order to expand our offering of other communications services, including high-speed Internet communication services. During each of the three years, the Company funded its capital expenditures through internally-generated funds.

The primary uses of cash for future capital expenditures are for property, plant and equipment necessary to support the Company's wireline operations. Capital expenditures are forecasted to be between $520.0 million and $580.0 million for 2011, which includes the forecasted capital to support the Acquired Companies' networks as well as begin construction on the projects that received grants from the RUS. Windstream must be substantially complete with the RUS projects within two years and must have completed the projects within three years.

Capital expenditures for 2011 will be primarily incurred to construct additional network facilities and to upgrade the Company's telecommunications network. Windstream will continue to focus capital expenditures on the expansion of its advanced data and integrated solutions products, including MPLS networking and data center and managed hosting services. Additionally, Windstream will continue to focus on infrastructure upgrades, including placing fiber in the network, to support our suite of business and consumer high-speed Internet services and expand our 6 Mb and 12 Mb high-speed Internet footprint. The forecasted spending levels in 2011 are subject to revision depending on changes in future capital requirements. The Company generated positive cash flows in 2010 sufficient to fund its day-to-day operations and to fund its capital requirements. As mentioned previously, we expect that cash on hand, along with cash generated from operations over the next year, will be adequate to finance our ongoing operating requirements and capital expenditures.

Cash Flows – Financing Activities

During 2010, Windstream issued $400.0 million in aggregate principal amount of 8.125 percent senior unsecured notes due September 1, 2018 at an issue price of 99.248 percent to yield 8.25 percent. Windstream also issued $500.0 million in aggregate principal amount of 7.750 percent senior unsecured notes due October 15, 2020 at par to yield 7.75 percent. The Company borrowed $665.0 million under the revolving line of credit in its senior secured credit facility and later repaid $515.0 million during 2010. Additional repayments of borrowings totaled $281.0 million, $628.9 million and $266.2 million in debt and related swap agreements assumed from NuVox, Iowa Telecom and Q-Comm, respectively, in addition to regularly scheduled payments of $23.9 million. Dividends paid to shareholders totaled $464.6 million in 2010, which was an increase of $27.2 million, due to additional shares issued and outstanding during 2010 from shares issued for the recent acquisitions.

During 2009, Windstream issued $1,100.0 million in aggregate principle amount of 7.875 percent senior unsecured notes. Net proceeds from this offering totaled $1,083.6 million with a yield of 8.129 percent. Repayments of borrowings totaled $356.6 million and included the repayment of $182.4 million in debt assumed from D&E. Dividends paid to shareholders totaled $437.4 million in 2009, which declined by $7.8 million and $31.6 million in 2009 and 2008, respectively, due to fewer shares issued and outstanding during 2009 and 2008, respectively, as a result of the stock repurchase program and the split off of the directory publishing business. As previously discussed, in 2009 and 2008 the Company repurchased 13.0 million and 16.0 million shares, respectively, of its common stock at a cost of $121.3 million and $200.3 million, respectively.

Repayments of borrowings were $354.3 million during 2008. Gross debt issued, net of issuance costs, during the twelve months ended December 31, 2008 totaled $380.0 million. In 2008, the Company borrowed $380.0 million from its $500.0 million revolving credit agreement. Gross payments on the revolving credit agreements totaled $330.0 million during 2008, resulting in a $50.0 million net increase in amounts due under the revolving credit agreement. Other retirements of long-term debt in 2008 reflected the required scheduled principal payments under the Company's existing long-term debt obligations.

Off-Balance Sheet Arrangements

We do not use securitization of trade receivables, affiliation with special purpose entities, variable interest entities or synthetic leases to finance our operations. Additionally, we have not entered into any arrangement requiring us to guarantee payment of third party debt or to fund losses of an unconsolidated special purpose entity.

Contractual Obligations and Commitments

Set forth below is a summary of our material contractual obligations and commitments as of December 31, 2010:

	Obligations by Period				
(Millions)	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 years	Total
Long-term debt, including current maturities (a)	$ 139.2	$ 1,444.3	$ 1,432.3	$ 4,347.0	$ 7,362.8
Interest payments on long-term debt obligations (b)	496.8	985.0	815.5	822.6	3,119.9
Operating leases (c)	76.9	100.6	47.0	28.8	253.3
Purchase obligations (d)	83.5	10.2	-	-	93.7
Other long-term liabilities and commitments (e) (f) (g) (h)	126.5	48.4	52.2	2,147.3	2,374.4
Total contractual obligations and commitments	$ 922.9	$ 2,588.5	$ 2,347.0	$ 7,345.7	$ 13,204.1

(a) Excludes $37.0 million of unamortized discounts (net of premiums) included in long-term debt at December 31, 2010.

(b) Variable rates on tranches A and B of the senior secured credit facility are calculated in relation to LIBOR, which was 0.29 percent at December 31, 2010.

(c) Operating leases consist of non-cancelable operating leases, consisting principally of leases for network facilities, real estate, office space and office equipment.

(d) Purchase obligations include open purchase orders not yet receipted and amounts payable under noncancellable contracts. The portion attributable to noncancellable contracts primarily represents agreements for network capacity and software licensing.

(e) Other long-term liabilities and commitments primarily consist of deferred tax liabilities, pension and other postretirement benefit obligations and interest rate swaps.

(f) Excludes $20.8 million of reserves for uncertain tax positions, including interest and penalties, that were included in other liabilities at December 31, 2010 for which the Company is unable to make a reasonably reliable estimate as to when cash settlements with taxing authorities will occur.

(g) Includes $35.4 million and $8.8 million in current portion of interest rate swaps and pension and postretirement benefit obligations, respectively that were included in current portion of interest rate swaps and other current liabilities at December 31, 2010.

(h) Includes $60.0 million for expected pension funding contributions in 2011. Although additional contribution may be required in years 2011 and beyond, due to uncertainties inherent in the pension funding calculation, the amount and timing of the remaining contributions are unknown and therefore have been reflected as due in more than 5 years.

Under our long-term debt agreements, acceleration of principal payments would occur upon payment default, violation of debt covenants not cured within 30 days, a change in control including a person or group obtaining 50 percent or more of Windstream's outstanding voting stock, or breach of certain other conditions set forth in the borrowing agreements. At December 31, 2010, we were in compliance with all of our debt covenants. See Notes 2, 5, 6, 8, 12, 13 and 15 for additional information regarding certain of the obligations and commitments listed above.

MARKET RISK

Market risk is comprised of three elements: foreign currency risk, interest rate risk and equity risk. As further discussed below, the Company is exposed to market risk from changes in interest rates. The Company does not directly own significant marketable equity securities other than highly liquid cash equivalents, nor does it operate in foreign countries. However, the Company's pension plan invests in marketable equity securities, including marketable debt and equity securities denominated in foreign currencies.

Interest Rate Risk

The Company is exposed to market risk through changes in interest rates, primarily as it relates to the variable interest rates it is charged under its senior secured credit facility. Under its current policy, the Company enters into interest rate swap agreements to obtain a targeted mixture of variable and fixed interest rate debt such that the portion of debt subject to variable rates does not exceed 25 percent of Windstream's total debt outstanding. The Company has established policies and procedures for risk assessment and the approval, reporting, and monitoring of interest rate swap activity. Windstream does not enter into interest rate swap agreements, or other derivative financial instruments, for trading or speculative purposes. Management periodically reviews Windstream's exposure to interest rate fluctuations and implements strategies to manage the exposure.

In 2006, due to the interest rate risk inherent in the variable rate senior secured credit facilities, the Company entered into four pay fixed, receive variable interest rate swap agreements, designated as a cash flow hedge, with a maturity on July 17, 2013. The counterparty for each of the swap agreements is a bank with a current credit rating at or above A+. The variable rate received by Windstream on the swaps was the three-month LIBOR (London-Interbank Offered Rate), and the weighted-average fixed rate paid by Windstream was 5.604 percent. On October 19, 2009, Windstream completed an amendment and restatement of its credit facility and as part of this amendment the maturity date associated with a portion of term loan B was extended.

In December of 2010, Windstream renegotiated the four interest rate swap agreements. The balance in other comprehensive income for the original terms of the swaps was frozen and will be amortized to interest expense over the remaining life of the original swaps. The modified swaps, commonly referred to as "blend and extends", will amortize quarterly to a notional value of $900.0 million in 2013, where it will remain until maturity on October 17, 2015 ($1,093.8 million as of December 31, 2010). The variable rate received resets on the seventeenth day of each quarter to the three-month LIBOR, which was 0.29 percent at December 31, 2010. The weighted-average fixed rate paid by Windstream was 5.604 percent during the year ended December 31, 2010 and was lowered to 4.553 percent effective January 17, 2011, resulting in an estimated 2011 cash interest expense savings of $11.2 million. The

Company's interest rate swap agreements are designated as cash flow hedges of the interest rate risk created by the variable interest rate paid on Tranche B of the senior secured credit facilities, which has varying maturity dates from July 17, 2013 to December 17, 2015 as a result of an amendment to the credit facility (see Note 5).

As part of these modifications, the unrecognized losses of the original interest rate swaps, as well as a certain amount of accrued interest, associated with the original cash flow hedges were incorporated into the fair values of the new modified cash flow hedges. The related accumulated other comprehensive loss associated with the negative fair values of the original cash flow hedges on their dates of modification, which has an unamortized notional value of $107.6 million as of December 31, 2010, will be amortized using the swaplet method to interest expense through July 17, 2013, the maturity date of the original cash flow hedges. This method is based upon the principle that the balance in accumulated other comprehensive loss will be equivalent to the sum of the current values of the cash flows of each swaplet, or each calculation period of the interest rate swaps. Changes in the market value of the designated portion of the swaps are recognized in other comprehensive income.

As of December 31, 2010, the unhedged portion of the Company's variable rate senior secured credit facility was $690.7 million, or approximately 9.4 percent of its total outstanding long-term debt. Windstream has estimated its interest rate risk using a sensitivity analysis. For variable rate debt instruments, market risk is defined as the potential change in earnings resulting from a hypothetical adverse change in interest rates. A hypothetical increase of 100 basis points in variable interest rates would reduce annual pre-tax earnings by approximately $6.9 million. Actual results may differ from this estimate.

Equity Risk

The Company utilizes money market funds available in the investment portals of various financial institutions to invest its cash on hand in short-term securities. These financial institutions are generally a party to the existing Windstream credit facility. Windstream has maintained an average cash equivalent balance of approximately $284.0 million during the twelve months ended December 31, 2010. These moneys have been invested in both taxable funds as well as tax-exempt municipal funds, and monies will often be moved between these two types of securities depending on their respective yields. These monies are all invested in AAA rated funds with same day access, and thus are highly liquid. The money market funds are primarily comprised of fixed income investments and have minimal equity risk.

In addition, the Company has exposure to market risk through the Company's pension plan investments. During 2010, Windstream's pension plan assets increased from approximately $784.0 million to $870.2 million. This increase is primarily due to a return on plan assets of $95.9 million, or 12.2 percent, a voluntary contribution of $41.0 million (see Note 8), transfers from Iowa's qualified pension plan of $12.0 million and regular contributions of $0.7 million. Partially offsetting these increases were $57.8 million in routine benefit payments and $5.6 million in lump sum distributions and administrative expenses. Primarily as a result of the increase in the market value of pension assets, pension expense is expected to decline from $61.9 million recognized in 2010, to $41.2 million in 2011. The Company plans to make a contribution of approximately $60.0 million in the first quarter of 2011 to avoid certain benefit restrictions. The Company expects to make this contribution in the form of Windstream common stock, which will allow the Company to preserve cash and manage overall net debt leverage. The amount and timing of future contributions will depend on various factors including future investment performance, the finalization of funding regulations, changes in future discount rates and changes in demographics of the population participating in the Company's qualified pension plan.

Foreign Currency Risk

Although the Company does not operate in foreign countries, the Windstream pension plan invests in international securities. As of December 31, 2010 approximately $91.0 million or 10.5 percent of total pension assets are invested in debt or equity securities denominated in foreign currencies. The investments are diversified in terms of country, industry and company risk, limiting the overall foreign currency exposure.

Reconciliation of non-GAAP financial measures

From time to time, the Company will reference certain non-GAAP measures in its filings. Management's purpose for including these measures is to provide investors with measures of performance that management uses in evaluating the performance of the business. These non-GAAP measures should not be considered in isolation or as a substitute for measures of financial performance reported under GAAP. Following is a reconciliation of non-GAAP financial measures to the most closely related financial measure reported under GAAP referenced in this filing.

Operating income before depreciation and amortization to GAAP operating income:

(Millions)	2010	2009	
Operating income	$1,030.3	$ 956.9	
Depreciation and amortization	693.6	537.8	
OIBDA (a)	1,723.9	1,494.7	15.3%

(a) OIBDA is defined as operating income plus depreciation and amortization expense. Management believes this measure provides investors with insight into the core earnings capacity of providing telecommunications services to its customers.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States. Our significant accounting policies are discussed in detail in Note 2. Certain of these accounting policies as discussed below require management to make estimates and assumptions about future events that could materially affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. We believe that the estimates, judgments and assumptions made when accounting for the items described below are reasonable, based on information available at the time they are made. However, there can be no assurance that actual results will not differ from those estimates.

Revenue Recognition – We recognize revenues and sales as services are rendered or as products are sold in accordance with authoritative guidance on revenue recognition. Service revenues are recognized over the period that the corresponding services are rendered to customers. Revenues derived from other telecommunications services, including interconnection, long distance and enhanced service revenues are recognized monthly as services are provided. Service revenues are primarily derived from providing access to or usage of the Company's networks and facilities. Due to varying customer billing cycle cut-off, the Company must estimate service revenues earned but not yet billed at the end of each reporting period. Sales of communications products including customer premise equipment and modems are recognized when products are delivered to and accepted by customers. Fees assessed to communications customers for service activation are deferred upon service activation and recognized as service revenue on a straight-line basis over the expected life of the customer relationship in accordance with authoritative guidance on multiple element arrangements. Certain costs associated with activating such services are deferred and recognized as an operating expense over the same period.

The Company recognizes certain revenues pursuant to various cost recovery programs from state and federal Universal Service Funds, and from revenue sharing arrangements with other local exchange carriers administered by the National Exchange Carrier Association. Revenues are calculated based on the Company's investment in its network and other network operations and support costs. The Company has historically collected the revenues recognized through this program; however, adjustments to estimated revenues in future periods are possible. These adjustments could be necessitated by adverse regulatory developments with respect to these subsidies and revenue sharing arrangements, changes in the allowable rates of return, the determination of recoverable costs, or decreases in the availability of funds in the programs due to increased participation by other carriers.

Allowance for Doubtful Accounts – In evaluating the collectability of our trade receivables, we assess a number of factors, including a specific customer's ability to meet its financial obligations to us, as well as general factors, such as the length of time the receivables are past due and historical collection experience. Based on these assumptions, we record an allowance for doubtful accounts to reduce the related receivables to the amount that we ultimately expect to collect from customers. If circumstances related to specific customers change or economic conditions worsen such that our past collection experience is no longer relevant, our estimate of the recoverability of our trade receivables could be further reduced from the levels provided for in the consolidated financial statements.

Pension and Other Postretirement Benefits – The annual costs of providing pension and other postretirement benefits are based on certain key actuarial assumptions, including the expected return on plan assets, discount rate and healthcare cost trend rate. Windstream's pension expense for 2011, estimated to be approximately $41.2 million, was calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on qualified pension plan assets of 8.0 percent and a discount rate of 5.31 percent. In developing the expected long-term rate of return assumption, Windstream considered its historical rate of return, as well as input from its investment advisors. Historical returns of the plan were 9.98 percent since 1975, including periods in which it was sponsored by Alltel. Projected returns on qualified pension plan assets were based on broad equity and bond indices and include a targeted asset allocation of 55.0 percent to equities, 35.0 percent to fixed income assets and 10.0 percent to alternative investments, with an aggregate expected long-term rate of return of approximately 8.0 percent. Lowering the expected long-term rate of return on the qualified pension plan assets by 50 basis points (from 8.0 percent to 7.5 percent) would result in an increase in our pension expense of approximately $4.4 million in 2011.

The discount rate selected is based on a hypothetical yield curve and associated spot rate curve adjusted to reflect the expected cash outflows for pension benefit payments. The yield curve incorporates actual high-quality corporate bonds across the full maturity spectrum and is developed from yields on Aa-graded, non-callable/putable bonds. The discount rate determined on this basis was 5.31 percent at December 31, 2010. Lowering the discount rate by 25 basis points (from 5.31 percent to 5.06 percent) would result in an increase in our pension expense of approximately $4.7 million in 2011.

As a component of determining its annual pension cost, Windstream amortizes unrecognized gains or losses that exceed 17.5 percent of the greater of the projected benefit obligation or market-related value of plan assets on a straight-line basis over five years. Unrecognized actuarial gains and losses below the 17.5 percent corridor are amortized over the average remaining service life of active employees, which is approximately 10 years for the pension plan during 2011.

On August 17, 2006, the Pension Protection Act of 2006 (the "2006 Act") was signed into law by Congress. In general, the 2006 Act changed the rules governing the minimum contribution requirements for funding a qualified pension plan on an annual basis without paying excise tax penalties. Among other requirements, the 2006 Act changed the assumptions used to calculate the minimum lump-sum benefit payments, applied benefit restrictions to plans below certain funding levels, and eliminated certain sunset provisions contained in the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). EGTRRA increased the maximum amount of benefits that a qualified defined benefit pension plan could pay and increased the maximum compensation amount allowed for determining benefits for qualified pension plans. Windstream is complying with the provisions of the 2006 Act. After the expected contribution of $60.0 million in the first quarter of 2011, the qualified pension plan is expected to be at least 80.0 percent funded for the 2010 plan year and therefore is not expected to be subject to benefit restrictions in 2011. The assumptions selected as of December 31, 2010 for financial reporting purposes for the qualified pension plan reflected the impact of the 2006 Act. Future contributions to the plan are dependent on various factors, including future investment performance, changes in future discount rates and changes in the demographics of the population participating in the qualified pension plan.

We calculated our annual postretirement benefits expense for 2011 based upon a number of actuarial assumptions, including a healthcare cost trend rate of 9.0 percent and a discount rate of 5.25 percent. Consistent with the methodology used to determine the appropriate discount rate for the Company's pension obligations, the discount rate selected for postretirement benefits is based on a hypothetical yield curve that incorporates high-quality corporate bonds with various maturities adjusted to reflect expected postretirement benefit payments. The discount rate determined on this basis was 5.25 percent at December 31, 2010. Lowering the discount rate by 25 basis points (from 5.25 percent to 5.00 percent) would result in a decrease in postretirement income of approximately $0.1 million in 2011.

The healthcare cost trend rate is based on our actual medical claims experiences adjusted for future projections of medical costs. For the year ended December 31, 2011, a one percent increase in the assumed healthcare cost trend rate would increase our postretirement benefit cost by approximately $0.3 million, while a one percent decrease in the rate would reduce our allocation of postretirement benefit cost by approximately $0.2 million.

See Notes 2 and 8 for additional information on Windstream's pension and other postretirement plans.

Useful Lives of Assets – The calculation of depreciation and amortization expense is based on the estimated economic useful lives of the underlying property, plant and equipment and finite-lived intangible assets. Although we believe it is unlikely that any significant changes to the useful lives of our finite-lived intangible assets will occur in the near term, rapid changes in technology or changes in market conditions could result in revisions to such estimates that could materially affect the carrying value of these assets and our future consolidated operating results.

Goodwill and Other Indefinite-lived Intangibles – In accordance with authoritative guidance on goodwill and intangibles other than goodwill, we test our goodwill for impairment at least annually, or whenever indicators of impairment arise. This guidance requires write-downs of goodwill only in periods in which the recorded amount of goodwill exceeds the fair value. The Company assesses the impairment of its goodwill by evaluating the carrying value of its shareholders' equity against the current fair market value of its outstanding equity, where the fair market value of the Company's equity is equal to its current market capitalization plus a control premium estimated to be 20 percent through the review of recent market observable transactions involving wireline telecommunication companies. If the fair value is less than its carrying value, a second calculation is required in which the implied fair value of goodwill is compared to its carrying value. If the implied fair value of goodwill is less than its carrying value, goodwill must be written down to its implied fair value.

We evaluate the remaining useful lives of our other indefinite-lived intangible assets and test them for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to the excess. Windstream determines the fair value of its indefinite-lived intangible assets using a combination of cost-based and income-based approaches.

The Company performs its impairment analysis on January 1st of each year. During 2010, 2009 and 2008, no write-downs in the carrying values of either goodwill or indefinite-lived intangible assets were required based on their calculated fair values. Reducing our January 1, 2010 market capitalization by 90 percent would not have resulted in an impairment of the carrying value of goodwill. Changes in the key assumptions used in the impairment analysis due to changes in market conditions could adversely affect the calculated fair values of goodwill and other indefinite-lived intangible assets, materially affecting the carrying value of these assets and our future consolidated operating results.

See Notes 2 and 4 for additional information on Windstream's goodwill and other indefinite-lived intangibles.

Derivative Instruments – Windstream accounts for its derivative instruments using authoritative guidance for disclosures about derivative instruments and hedging activities, including when a derivative or other financial instrument can be designated as a hedge, and requires recognition of all derivative instruments at fair value. Accounting for the changes in fair value depends on whether the derivative has been designated as, qualifies as and is effective as a hedge. Changes in fair value of the effective portions of hedges should be recorded as a component of other comprehensive income in the current period. Changes in fair values of the derivative instruments not qualifying as hedges, or of any ineffective portion of hedges, should be recognized in earnings in the current period.

While authoritative guidance permits designating existing derivatives with non-zero fair values in a new cash flow hedge, Windstream will be unable to assume perfect effectiveness and will need to establish that the new hedge relationship is expected to be "highly effective" as the non-zero fair value element to the new hedge relationship introduces a source of ineffectiveness that the companies must assess and measure. Due to the presence of the off-market, or financing element in the newly designated hedge, it is not appropriate to apply the short-cut method or the critical-terms-match method (qualitative assessment techniques), but instead the long-haul method must be used. The effectiveness of the Company's cash flow hedges is assessed each quarter using the "Perfect Hypothetical Interest Rate Swap Method". This method measures hedge ineffectiveness based on a comparison of the fair value of the actual interest rate swap and the fair value of a hypothetical interest rate swap with terms that identically match the critical terms of the debt being hedged.

Changes in the fair value of the designated portion of the Company's derivative instruments are reported as a component of other comprehensive income (loss) in the current period and will be reclassified into earnings as the hedged transaction affects earnings. Changes in the fair value of the undesignated portions are recognized in other income (expense), net. The Company settles interest payments on its swaps based on the LIBOR rate. The Company does not expect any changes in the effectiveness of its swaps due to counterparty risk or further prepayment of hedged items, but any such changes could increase the ineffective portion of the swaps. An increase in the value of the ineffective portion of its swaps either through further de-designation of existing swaps or through further decreases in the LIBOR rate could have an adverse impact on the Company's future earnings.

See Notes 2, 5 and 6 for additional information on Windstream's derivative instruments.

Income Taxes – Our estimates of income taxes and the significant items resulting in the recognition of deferred tax assets and liabilities are disclosed in Note 12 and reflect our assessment of future tax consequences of transactions that have been reflected in our financial statements or tax returns for each taxing jurisdiction in which we operate. Actual income taxes to be paid could vary from these estimates due to future changes in income tax law or the outcome of audits completed by federal and state taxing authorities. Included in the calculation of our annual income tax expense are the effects of changes, if any, to our income tax reserves for uncertain tax positions. We maintain income tax reserves for potential assessments from the IRS or other taxing authorities. The reserves are determined in accordance with authoritative guidance and are adjusted, from time to time, based upon changing facts and circumstances. Changes to the income tax reserves could materially affect our future consolidated operating results in the period of change. In addition, a valuation allowance is recorded to reduce the carrying amount of deferred tax assets unless it is more likely than not that such assets will be realized.

Recently Issued Authoritative Guidance
The following authoritative guidance will be adopted by the Company in the reporting period indicated. This authoritative guidance, together with the Company's evaluation of the related impact to the consolidated financial statements, is more fully described in Note 2.

- Goodwill Impairment (first quarter of 2011)
- Revenue Arrangements with Multiple Element Deliverables (first quarter of 2011)
- Fair Value Measurements (first quarter of 2011)

Forward-Looking Statements

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes, and future filings on Form 10-K, Form 10-Q and Form 8-K and future oral and written statements by Windstream and our management may include, certain forward-looking statements. Windstream claims the protection of the safe-harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for this Annual Report on Form 10-K. Forward looking statements include, but are not limited to, statements about expected levels of support from universal service funds or other government programs, expected rates of loss of access lines or inter-carrier compensation, expected increases in high-speed Internet and business data connections, our expected ability to fund operations, capital expenditures and certain debt maturities from cash flows from operations, our expected pension contribution of approximately $60.0 million in 2011, expected synergies and other benefits from completed acquisitions, expected effective federal income tax rates and forecasted capital expenditure amounts. These and other forward-looking statements are based on estimates, projections, beliefs, and assumptions that Windstream believes are reasonable but are not guarantees of future events and results. Actual future events and results of Windstream may differ materially from those expressed in these forward-looking statements as a result of a number of important factors.

Factors that could cause actual results to differ materially from those contemplated in our forward looking statements include, among others:

- further adverse changes in economic conditions in the markets served by Windstream;
- the extent, timing and overall effects of competition in the communications business;
- continued access line loss;
- the impact of new, emerging or competing technologies;
- the adoption of inter-carrier compensation and/or universal service reform proposals by the Federal Communications Commission or Congress that results in a significant loss of revenue to Windstream;
- the risks associated with the integration of acquired businesses or the ability to realize anticipated synergies, cost savings and growth opportunities;
- unexpected adverse results related to our data center migration;
- for our competitive local exchange carrier ("CLEC") operations, adverse effects on the availability, quality of service and price of facilities and services provided by other incumbent local exchange carriers on which our CLEC services depend;
- the availability and cost of financing in the corporate debt markets;
- the potential for adverse changes in the ratings given to Windstream's debt securities by nationally accredited ratings organizations;
- the effects of federal and state legislation, and rules and regulations governing the communications industry;
- material changes in the communications industry that could adversely affect vendor relationships with equipment and network suppliers and customer relationships with wholesale customers;
- unfavorable results of litigation;
- unfavorable rulings by state public service commissions in proceedings regarding universal service funds, inter-carrier compensation or other matters that could reduce revenues or increase expenses;
- the effects of work stoppages;
- the impact of equipment failure, natural disasters or terrorist acts;
- earnings on pension plan investments significantly below our expected long term rate of return for plan assets;
- and those additional factors under the caption "Risk Factors" in Item 1A of this annual report.

In addition to these factors, actual future performance, outcomes and results may differ materially because of more general factors including, among others, general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes.

Windstream undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause Windstream's actual results to differ materially from those contemplated in the forward-looking statements should be considered in connection with information regarding risks and uncertainties that may affect Windstream's future results included in this Management's Discussion and Analysis of Financial Condition and Results of Operations and in other filings by Windstream with the Securities and Exchange Commission at www.sec.gov.

SELECTED FINANCIAL DATA

(Millions, except per share amounts in thousands)	2010	2009	2008	2007	2006
Revenues and sales	$ 3,712.0	$ 2,996.6	$ 3,171.5	$ 3,245.9	$ 3,033.3
Operating income	1,030.3	956.9	1,132.4	1,149.9	898.8
Other income (expense), net	(3.5)	(1.1)	2.1	11.1	8.7
Gain on sale of directory publishing business and other assets	-	-	-	451.3	-
Loss on extinguishment of debt	-	-	-	-	(7.9)
Intercompany interest income	-	-	-	-	31.9
Interest expense	(521.7)	(410.2)	(416.4)	(444.4)	(209.6)
Income from continuing operations before income taxes	505.1	545.6	718.1	1,167.9	721.9
Income taxes	194.4	211.1	283.2	251.5	276.3
Income from continuing operations	310.7	334.5	434.9	916.4	445.6
Discontinued operations, including tax expense of $10.6 and $0.5, respectively	-	-	(22.2)	0.7	-
Income before extraordinary item and cumulated effect of accounting change	310.7	334.5	412.7	917.1	445.6
Extraordinary item, net of income taxes	-	-	-	-	99.7
Net income	$ 310.7	$ 334.5	$ 412.7	$ 917.1	$ 545.3
Basic and diluted earnings per share:					
Income from continuing operations	$0.66	$0.76	$0.98	$1.93	$1.02
Loss from discontinued operations	-	-	(0.05)	-	-
Extraordinary item	-	-	-	-	0.23
Net income	$0.66	$0.76	$0.93	$1.93	$1.25
Dividends declared per common share	$1.00	$1.00	$1.00	$1.00	$0.45
Balance sheet data					
Total assets	$11,353.7	$ 9,145.4	$ 8,009.3	$ 8,241.2	$ 8,030.7
Total long-term debt (including current maturities)	$ 7,325.8	$ 6,295.2	$ 5,382.5	$ 5,355.5	$ 5,488.4
Total equity	$ 830.6	$ 260.7	$ 252.3	$ 699.8	$ 469.8

Notes to Selected Financial Information:

- Explanations for significant events affecting Windstream's historical operating trends during the periods 2008 through 2010 are provided in Management's Discussion and Analysis of Results of Operations and Financial Condition.

- During 2007, the Company incurred $4.6 million in restructuring costs from a workforce reduction plan and the announced realignment of its business operations and customer service functions intended to improve overall support to its customers. Of these charges, $4.1 million was paid in cash during the year. In addition, the Company incurred $3.7 million in transaction costs to complete the split off of its directory publishing business and incurred approximately $1.3 million in rebranding costs associated with the acquisition of CTC.

- During 2006, Windstream incurred $27.6 million of incremental costs, principally consisting of rebranding costs, audit and legal fees, system conversion costs and employee related costs, related to the spin-off from Alltel and merger with Valor. Windstream also incurred $10.6 million in restructuring charges, which consisted of severance and employee benefit costs related to a planned workforce reduction. In addition, the Company incurred $11.2 million in investment banker, audit and legal fees associated with the announced split-off of its directory publishing business. These restructuring charges decreased net income by $36.0 million, giving effect to items not deductible for tax purposes. Effective January 1, 2006, Windstream prospectively reduced depreciation rates for its operations in Pennsylvania. In the second quarter of 2006 the Company prospectively reduced depreciation rates for its operations in Alabama and North Carolina, and in the fourth quarter 2006 it prospectively reduced depreciation rates for its operations in Arkansas and in one of its operating subsidiaries in Texas. The depreciable lives were lengthened to reflect the estimated remaining useful lives of the wireline plant based on Windstream's expected future network utilization and capital expenditure levels required to provide service to its customers. The effects of this change during the year ended December 31, 2006 resulted in a decrease in depreciation expense of $30.1 million and an increase in net income of $18.6 million.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Windstream Corporation's management is responsible for the integrity and objectivity of all financial information included in this Financial Supplement. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements include amounts that are based on the best estimates and judgments of management. All financial information in this Financial Supplement is consistent with that in the consolidated financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and have expressed herein their unqualified opinion on those financial statements.

The Audit Committee of the Board of Directors, which oversees Windstream Corporation's financial reporting process on behalf of the Board of Directors, is composed entirely of independent directors (as defined by the NASDAQ Global Select Market). The Audit Committee meets periodically with management, the independent registered public accounting firm and the internal auditors to review matters relating to the Company's financial statements and financial reporting process, annual financial statement audit, engagement of independent registered public accounting firm, internal audit function, system of internal controls, and legal compliance and ethics programs as established by Windstream Corporation's management and the Board of Directors. The internal auditors and the independent registered public accounting firm periodically meet alone with the Audit Committee and have access to the Audit Committee at any time.

Dated February 22, 2011

Jeffery R. Gardner
President and
Chief Executive Officer

Anthony W. Thomas
Chief Financial Officer

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2010. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based upon criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2010.

Management has excluded the operations of NuVox, Inc., Iowa Telecommunications Services, Inc., Hosted Solutions Acquisition, LLC and Q-Comm Corporation, wholly-owned subsidiaries of the Company, from its assessment of internal control over financial reporting as of December 31, 2010, because they were acquired by the Company in recently completed 2010 purchase business combinations. The operations of NuVox, Inc., Iowa Telecommunications Services, Inc., Hosted Solutions Acquisition, LLC and Q-Comm Corporation, represent approximately 6.4 percent, 11.7 percent, 2.9 percent and 8.9 percent, respectively, of the Company's consolidated total assets and 13.7 percent, 4.1 percent, 0.1 percent and 0.5 percent, respectively, of the Company's consolidated revenues and sales, as of and for the year ended, December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Dated February 22, 2011

Jeffery R. Gardner
President and
Chief Executive Officer

Anthony W. Thomas
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Windstream Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Windstream Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control over Financial Reporting, management has excluded NuVox, Inc., Iowa Telecommunications Services, Inc., Hosted Solutions Acquisition, LLC and Q-Comm Corporation from its assessment of internal control over financial reporting as of December 31, 2010, because they were acquired by the Company in purchase business combinations during 2010. We have also excluded NuVox, Inc., Iowa Telecommunications Services, Inc., Hosted Solutions Acquisition, LLC and Q-Comm Corporation from our audit of internal control over financial reporting. NuVox, Inc., Iowa Telecommunications Services, Inc., Hosted Solutions Acquisition, LLC and Q-Comm Corporation are wholly-owned subsidiaries whose assets and revenues and sales represent approximately 6.4 percent, 11.7 percent, 2.9 percent and 8.9 percent, respectively, of the Company's consolidated total assets and 13.7 percent, 4.1 percent, 0.1 percent and 0.5 percent, respectively, of the Company's consolidated revenues and sales, as of and for the year ended December 31, 2010.

/s/ PricewaterhouseCoopers LLP

Little Rock, Arkansas
February 22, 2011

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31,

(Millions, except per share amounts)	2010	2009	2008
Revenues and sales:			
Service revenues	$ 3,622.9	$ 2,872.8	$ 2,988.9
Product sales	89.1	123.8	182.6
Total revenues and sales	3,712.0	2,996.6	3,171.5
Costs and expenses:			
Cost of services (exclusive of depreciation and amortization included below)	1,329.8	1,014.5	1,010.7
Cost of products sold	74.9	107.5	169.8
Selling, general, administrative and other	498.4	348.3	351.2
Depreciation and amortization	693.6	537.8	492.7
Restructuring charges	7.7	9.3	8.5
Merger and integration costs	77.3	22.3	6.2
Total costs and expenses	2,681.7	2,039.7	2,039.1
Operating income	1,030.3	956.9	1,132.4
Other income (expense), net	(3.5)	(1.1)	2.1
Interest expense	(521.7)	(410.2)	(416.4)
Income from continuing operations before income taxes	505.1	545.6	718.1
Income taxes	194.4	211.1	283.2
Income from continuing operations	310.7	334.5	434.9
Discontinued operations, including tax expense of $10.6	-	-	(22.2)
Net income	$ 310.7	$ 334.5	$ 412.7
Basic and diluted earnings per share:			
Income from continuing operations	$.66	$.76	$.98
Loss from discontinued operations	-	-	(.05)
Net income	$.66	$.76	$.93

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
December 31,
(Millions, except par value)

Assets	2010	2009
Current Assets:		
Cash and cash equivalents	$ 42.3	$ 1,062.9
Accounts receivable (less allowance for doubtful accounts of $27.8 and $18.5, respectively)	373.9	291.7
Inventories	52.5	26.1
Deferred income taxes	44.8	21.7
Prepaid income taxes	62.9	16.3
Prepaid expenses and other	60.7	37.3
Assets held for sale	50.6	-
Total current assets	$ 687.7	1,456.0
Goodwill	3,704.0	2,344.4
Other intangibles, net	2,038.5	1,253.3
Net property, plant and equipment	4,772.7	3,992.6
Other assets	150.8	99.1
Total Assets	$ 11,353.7	$ 9,145.4
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 139.2	$ 23.8
Current portion of interest rate swaps	35.4	45.8
Accounts payable	151.3	120.7
Advance payments and customer deposits	145.8	95.2
Accrued dividends	126.5	109.2
Accrued taxes	81.2	60.6
Accrued interest	173.9	156.0
Other current liabilities	132.2	98.0
Total current liabilities	985.5	709.3
Long-term debt	7,186.6	6,271.4
Deferred income taxes	1,767.6	1,372.0
Other liabilities	583.4	532.0
Total liabilities	10,523.1	8,884.7
Commitments and Contingencies (See Note 13)		
Shareholders' Equity:		
Common stock, $0.0001 par value, 1,000.0 shares authorized, 504.3 and 436.8 shares issued and outstanding, respectively	0.1	-
Additional paid-in capital	833.3	83.6
Accumulated other comprehensive loss	(216.9)	(208.3)
Retained earnings	214.1	385.4
Total shareholders' equity	830.6	260.7
Total Liabilities and Shareholders' Equity	$ 11,353.7	$ 9,145.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31,

(Millions)	2010	2009	2008
Cash Provided from Operations:			
Net income	$ 310.7	$ 334.5	$ 412.7
Adjustments to reconcile net income to net cash provided from operations:			
Loss on sale of wireless business	-	-	21.3
Depreciation and amortization	693.6	537.8	494.5
Provision for doubtful accounts	48.9	44.0	38.7
Stock-based compensation expense	17.0	17.4	18.1
Pension expense	61.9	91.8	(0.9)
Deferred taxes	120.4	96.8	110.0
Other, net	16.6	11.3	32.9
Pension contribution	(41.7)	(3.3)	(0.8)
Changes in operating assets and liabilities, net			
Accounts receivable	(42.8)	(3.4)	(25.1)
Prepaid and other expenses	4.7	(1.6)	3.1
Prepaid income taxes	(46.6)	(16.3)	-
Accounts payable	(18.1)	(1.7)	(29.2)
Accrued interest	26.6	4.4	(1.1)
Accrued taxes	(10.1)	12.6	5.4
Other liabilities	(28.9)	(11.8)	(12.3)
Other, net	(17.7)	8.3	13.1
Net cash provided from operations	1,094.5	1,120.8	1,080.4
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(415.2)	(298.1)	(317.5)
Acquisition of D&E, net of cash acquired	-	(56.6)	-
Acquisition of Lexcom, net of cash acquired	-	(138.7)	-
Acquisition of NuVox, net of cash acquired	(198.4)	-	-
Acquisition of Iowa Telecom, net of cash acquired	(253.6)	-	-
Acquisition of Hosted Solutions, net of cash acquired	(312.8)	-	-
Acquisition of Q-Comm, net of cash acquired	(279.1)	-	-
Disposition of wireless business	-	-	56.7
Disposition of acquired assets held for sale	-	-	17.8
Other, net	1.6	0.6	9.9
Net cash used in investing activities	(1,457.5)	(492.8)	(233.1)
Cash Flows from Financing Activities:			
Dividends paid on common shares	(464.6)	(437.4)	(445.2)
Stock repurchase	-	(121.3)	(200.3)
Repayment of debt	(1,715.0)	(356.6)	(354.3)
Proceeds of debt issuance, net of discount	1,562.0	1,083.6	380.0
Debt issuance costs	(21.8)	(33.8)	-
Other, net	(18.2)	3.8	(2.9)
Net cash (used in) provided from financing activities	(657.6)	138.3	(622.7)
(Decrease) increase in cash and cash equivalents	(1,020.6)	766.3	224.6
Cash and Cash Equivalents:			
Beginning of period	1,062.9	296.6	72.0
End of period	$ 42.3	$ 1,062.9	$ 296.6
Supplemental Cash Flow Disclosures:			
Interest paid	$ 493.3	$ 395.5	$ 412.5
Income taxes paid, net of refunds	$ 120.6	$ 118.7	$ 175.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Millions, except per share amounts)	Common Stock and Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance at December 31, 2007	$ 286.8	$ (103.0)	$ 516.0	$ 699.8
Net income	-	-	412.7	412.7
Other comprehensive income (loss), net of tax: (See Note 11)				
Change in employee benefit plans	-	(194.5)	-	(194.5)
Unrealized holding losses on interest rate swaps	-	(39.1)	-	(39.1)
Comprehensive income (loss)	-	(233.6)	412.7	179.1
Stock repurchase	(200.3)	-	-	(200.3)
Stock-based compensation expense	18.1	-	-	18.1
Tax withheld on vested restricted stock and other	(3.1)	-	-	(3.1)
Dividends of $1.00 per share declared to stockholders	-	-	(441.3)	(441.3)
Balance at December 31, 2008	$ 101.5	$ (336.6)	$ 487.4	$ 252.3
Net income	-	-	334.5	334.5
Other comprehensive income, net of tax: (See Note 11)				
Change in employee benefit plans	-	107.9	-	107.9
Unrealized holding gains on interest rate swaps	-	20.4	-	20.4
Comprehensive income	-	128.3	334.5	462.8
Stock repurchase	(121.3)	-	-	(121.3)
Stock-based compensation expense	17.4	-	-	17.4
Tax withheld on vested restricted stock and other	(8.6)	-	-	(8.6)
Stock issued to D&E shareholders (See Note 3)	94.6	-	-	94.6
Dividends of $1.00 per share declared to stockholders	-	-	(436.5)	(436.5)
Balance at December 31, 2009	$ 83.6	$ (208.3)	$ 385.4	$ 260.7
Net income	-	-	310.7	310.7
Other comprehensive income, net of tax: (See Note 11)				
Change in employee benefit plans	-	(13.5)	-	(13.5)
Amortization and reclassification of losses included in earnings on dedesignated swap instruments	-	3.0	-	3.0
Unrealized holding gains on designated interest rate swaps	-	1.9	-	1.9
Comprehensive income (loss)	-	(8.6)	310.7	302.1
Stock-based compensation expense	17.0	-	-	17.0
Stock issued to NuVox shareholders (See Note 3)	185.0	-	-	185.0
Stock issued to Iowa Telecom shareholders (See Note 3)	280.8	-	-	280.8
Stock issued to Q-Comm shareholders (See Note 3)	271.6	-	-	271.6
Tax withheld on vested restricted stock and other	(4.6)	-	-	(4.6)
Dividends of $1.00 per share declared to stockholders	-	-	(482.0)	(482.0)
Balance at December 31, 2010	$ 833.4	$ (216.9)	$ 214.1	$ 830.6

The accompanying notes are an integral part of these consolidated financial statements.

1. Background and Basis for Presentation:

Formation of Windstream – On July 17, 2006, Alltel Corporation, which has subsequently merged with Verizon Communications, Inc. ("Alltel"), completed the spin off of its wireline telecommunications division and immediately merged with and into Valor Communications Group Inc. ("Valor"), with Valor continuing as the surviving corporation. Windstream Corporation (the "Company") is a leading communications and technology solutions provider, specializing in complex data, high-speed Internet access, voice and transport services to customers in 29 states. The Company provides a variety of solutions, including IP-based voice and data services, multiprotocol label switching ("MPLS") networking, data center and managed services, hosting services and communications systems to businesses and government agencies. The Company operates an extensive local and long-haul network, including 60,000 route miles of fiber, used to deliver voice and data traffic of Windstream, as well as other carriers on a wholesale basis. The Company also provides high-speed Internet, voice, and digital television services to residential customers. As of December 31, 2010, the Company provided service to approximately 3.3 million access lines and 1.3 million high-speed Internet customers.

Basis of Presentation – The preparation of financial statements, in accordance with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying consolidated financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the consolidated financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying consolidated financial statements, and such differences could be material.

Certain prior year amounts have been reclassified to conform to the 2010 financial statement presentation. These changes and reclassifications did not impact net or comprehensive income.

2. Summary of Significant Accounting Policies and Changes:

Significant Accounting Policies

Consolidation of Financial Statements – Our consolidated financial statements include the accounts of Windstream and its subsidiaries. All significant affiliated transactions have been eliminated.

Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less.

Accounts Receivable – Accounts receivable consist principally of trade receivables from customers and are generally unsecured and due within 30 days. Expected credit losses related to trade accounts receivable are recorded as an allowance for doubtful accounts in the consolidated balance sheets. In establishing the allowance for doubtful accounts, the Company considers a number of factors, including historical collection experience, aging of the accounts receivable balances, current economic conditions and a specific customer's ability to meet its financial obligations to the Company. When internal collection efforts on accounts have been exhausted, the accounts are written off by reducing the allowance for doubtful accounts. Concentration of credit risk with respect to accounts receivable is limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. Due to varying customer billing cycle cut-off, the Company must estimate service revenues earned but not yet billed at the end of each reporting period. Included in accounts receivable are unbilled receivables related to communications and technology solutions of $35.2 million and $29.2 million at December 31, 2010 and 2009, respectively.

Inventories – Inventories consist of finished goods and are stated at the lower of cost or market value. Cost is determined using either an average original cost or specific identification method of valuation.

Assets Held For Sale – During 2010, Windstream reclassified the $16.6 million of wireless assets acquired from D&E Communications, Inc. ("D&E") to assets held for sale in the accompanying consolidated balance sheet. In addition, wireless licenses acquired from Iowa Telecommunications Services, Inc. ("Iowa Telecom") of $34.0 million have been classified as assets held for sale. On October 26, 2010, Windstream entered into a definitive agreement to sell the wireless assets acquired from D&E for approximately $22.0 million. As a result of this transaction, the Company will recognize a gain of $5.4 million. The transaction is expected to close during 2011, subject to certain conditions, including certain necessary regulatory approvals.

2. Summary of Significant Accounting Policies and Changes, Continued:

During 2008, Windstream received net proceeds of $17.3 million for assets acquired from CT Communications ("CTC"), which approximated the fair value at the date of acquisition, on the sale of the corporate headquarters building, a license for wireless spectrum and various investments designated as held for sale. During the third quarter of 2008, Windstream recognized a non-cash impairment charge of $6.5 million included in selling, general, administrative and other in the accompanying consolidated statements of income to reduce the carrying value of certain wireless spectrum licenses designated as held for sale, and not used in operations, to their fair market value in accordance with authoritative guidance. The fair market value of these holdings was reduced to a nominal amount due to an impairment resulting from general market conditions and limited interest on this bandwidth of spectrum. In addition, during the third quarter of 2008, certain long term investments totaling $2.3 million, primarily consisting of a minority ownership in a private equity investment holding company, were no longer being marketed by Windstream and were no longer considered saleable within one year. Therefore, the Company reclassified these investments from acquired assets held for sale to other assets in the accompanying consolidated balance sheets at their current fair market value, which required no valuation adjustment.

Goodwill and Other Intangible Assets – Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired through various business combinations. The Company has acquired identifiable intangible assets through its acquisitions of interests in various wireline properties. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets, and the excess of the total purchase price over the amounts assigned to identifiable assets is recorded as goodwill. In accordance with authoritative guidance, goodwill is to be assigned to a company's reporting units and tested for impairment at least annually using a consistent measurement date, which for the Company is January 1st of each year. Commensurate with its change from multiple segments to a single reporting segment during 2009, the Company determined that it has only one reporting unit and therefore no longer uses a combination of the discounted cash flows and the calculated market values of comparable companies to determine the fair value of a reporting unit. Rather, the Company assesses impairment of its goodwill by evaluating the carrying value of its shareholders' equity against the current fair market value of its outstanding equity, where the fair market value of the Company's equity is equal to its current market capitalization plus a control premium estimated to be 20 percent through the review of recent market observable transactions involving wireline telecommunication companies.

Effective January 1, 2009, the Company prospectively changed its estimate of useful life for its wireline franchise rights from indefinite-lived to 30 years primarily due to the effects of increasing competition. Commensurate with this change, the Company reviewed its franchise rights for impairment by comparing the fair value of the franchise rights based on the discounted cash flows of the acquired operations to their carrying amount, and noted that no impairment existed as of January 1, 2009. As a result of this change, amortization expense increased by $32.3 million in 2009 calculated on a straight-line basis, and net income decreased $19.8 million or $0.05 per share in 2009.

Net Property, Plant and Equipment – Property, plant and equipment are stated at original cost, less accumulated depreciation. Wireline plant consists of central office equipment, outside communications plant, customer premise equipment, furniture, fixtures, vehicles, machinery and other equipment. Other plant consists of office and warehouse facilities and software to support the business units in the distribution of telecommunications products. The costs of additions, replacements and substantial improvements, including related labor costs, are capitalized, while the costs of maintenance and repairs are expensed as incurred. Depreciation expense amounted to $539.5 million in 2010, $456.9 million in 2009 and $440.8 million in 2008.

2. Summary of Significant Accounting Policies and Changes, Continued:

Net property, plant and equipment consisted of the following as of December 31:

(Millions)	Depreciable Lives	2010	2009
Land		$ 34.8	$ 28.0
Building and improvements	3-40 years	561.5	478.9
Central office equipment	3-40 years	4,470.3	4,040.1
Outside communications plant	7-47 years	5,332.1	4,843.9
Furniture, vehicles and other equipment	3-23 years	671.1	496.3
Construction in progress		184.7	98.5
		11,254.5	9,985.7
Less accumulated depreciation		(6,481.8)	(5,993.1)
Net property, plant and equipment		$ 4,772.7	$ 3,992.6

The Company's regulated operations use a group composite depreciation method. Under this method, when plant is retired, the original cost, net of salvage value, is charged against accumulated depreciation and no immediate gain or loss is recognized on the disposition of the plant. For the Company's non-regulated operations, when depreciable plant is retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, with the corresponding gain or loss reflected in operating results.

The Company capitalizes interest in connection with the acquisition or construction of plant assets. Capitalized interest is included in the cost of the asset with a corresponding reduction in interest expense. Capitalized interest amounted to $2.1 million in 2010, $1.7 million in 2009 and $1.9 million in 2008.

Asset Retirement Obligations – Windstream recognizes asset retirement obligations in accordance with authoritative guidance on accounting for asset retirement obligations and on accounting for conditional asset retirement obligations, which requires recognition of a liability for the fair value of an asset retirement obligation if the amount can be reasonably estimated. Windstream's asset retirement obligations include legal obligations to remediate the asbestos in certain buildings if the Company were to abandon, sell or otherwise dispose of the buildings and to dispose of its chemically-treated telephone poles at the time they are removed from service. These asset retirement obligations, totaled $41.7 million and $34.8 million as of December 31, 2010 and 2009, respectively, and are included in other long term liabilities in the accompanying consolidated balance sheets.

Derivative Instruments – Windstream accounts for its derivative instruments using authoritative guidance for disclosures about derivative instruments and hedging activities, including when a derivative or other financial instrument can be designated as a hedge, and requires recognition of all derivative instruments at fair value. Accounting for the changes in fair value depends on whether the derivative has been designated as, qualifies as and is effective as a hedge. Changes in fair value of the effective portions of cash flow hedges should be recorded as a component of other comprehensive income in the current period. Changes in fair values of the derivative instruments not qualifying as hedges, or of any ineffective portion of hedges, should be recognized in earnings in the current period.

In 2006, due to the interest rate risk inherent in the variable rate senior secured credit facilities, the Company entered into four pay fixed, receive variable interest rate swap agreements, designated as a cash flow hedge, with a maturity on July 17, 2013. The counterparty for each of the swap agreements is a bank with a current credit rating at or above A+. The variable rate received by Windstream on the swaps was the three-month LIBOR (London-Interbank Offered Rate), which was 0.29 percent at December 31, 2010. The weighted-average fixed rate paid by Windstream was 5.604 percent. On October 19, 2009, Windstream completed an amendment and restatement of its credit facility and as part of this amendment the maturity date associated with a portion of term loan B was extended.

In December of 2010, Windstream renegotiated the four interest rate swap agreements. The modified swaps, commonly referred to as "blend and extends", will amortize quarterly to a notional value of $900.0 million in 2013, where it will remain until maturity on October 17, 2015 ($1,093.8 million as of December 31, 2010) and the

2. Summary of Significant Accounting Policies and Changes, Continued:

weighted average fixed rate paid by Windstream will lower to 4.553 percent effective January 17, 2011. The variable rate received resets on the seventeenth day of each quarter to the three-month LIBOR. The Company's interest rate swap agreements are designated as cash flow hedges of the interest rate risk created by the variable interest rate paid on Tranche B of the senior secured credit facilities, which has varying maturity dates from July 17, 2013 to December 17, 2015 as a result of an amendment to the credit facility (see Note 5). The variable interest rate paid on Tranche B is based on the three-month LIBOR, and it also resets on the seventeenth day of each quarter.

As part of these modifications, the negative fair values of the original interest rate swaps, as well as a certain amount of accrued interest, associated with the original cash flow hedges were incorporated into the fair values of the new modified cash flow hedges. The related accumulated other comprehensive loss associated with the negative fair values of the original cash flow hedges on their dates of modification, which has an unamortized notional value of $107.6 million as of December 31, 2010, will be amortized using the swaplet method to interest expense through July 17, 2013, the maturity date of the original cash flow hedges. This method is based upon the principle that the balance in accumulated other comprehensive loss will be equivalent to the sum of the current values of the cash flows of each swaplet, or each calculation period of the interest rate swaps.

The Company recognizes all derivative instruments at fair value in the accompanying consolidated balance sheets as either assets or liabilities depending on the rights or obligations under the related contracts. Set forth below is information related to the Company's interest rate swap agreements as of December 31:

(Millions, except for percentages)	2010	2009	2008
Designated portion, measured at fair value			
Other current liabilities	$ 35.4	$ 42.0	$ 37.2
Other non-current liabilities	$ 75.9	$ 65.8	$ 103.6
Other comprehensive income	$ 5.6	$ (107.8)	$ (140.8)
Undesignated portion, measured at fair value			
Other current liabilities	$ -	$ 3.7	$ 3.3
Other non-current liabilities	$ -	$ 5.9	$ 9.3
Frozen portion, unamortized notional value			
Other comprehensive income (loss)	$ (107.6)	$ (2.2)	$ (2.8)
Weighted average fixed rate paid	5.60%	5.60%	5.60%
Variable rate received	0.29%	0.28%	4.55%

While authoritative guidance permits designating existing derivatives with non-zero fair values in a new cash flow hedge, Windstream may not assume perfect effectiveness and must to establish that the new hedge relationship is "highly effective" as the non-zero fair value element to the new hedge relationship introduces a source of ineffectiveness that the Company must assess and measure. Due to the presence of the off-market, or financing element in the newly designated hedge, the Company's cash flow hedges will be assessed each quarter using the "Perfect Hypothetical Interest Rate Swap Method". This method measures hedge ineffectiveness based on a comparison of the fair value of the actual interest rate swap and the fair value of a hypothetical interest rate swap with terms that identically match the critical terms of the debt being hedged.

The Company settles interest payments on its swaps based on the LIBOR rate. The Company does not expect any changes in the effectiveness of its swaps due to counterparty risk or further prepayment of hedged items, but any such changes could result in an increase in the ineffective portion of the swaps. An increase in the value of the ineffective portion of its swaps either through further de-designation of existing swaps or through further decreases in the LIBOR rate could have an adverse impact on the Company's future earnings. The Company performs and documents this assessment each quarter,

2. Summary of Significant Accounting Policies and Changes, Continued:

and has concluded at December 31, 2010 that there was no ineffectiveness to be recognized in earnings in any of its four interest rate swap agreements that are designated as hedges.

Changes in value of these instruments were as follows for the years ended December 31:

(Millions)	2010	2009	2008
Changes in fair value of effective portion, net of tax (a)	$ 1.9	$ 20.4	$ (39.1)
Changes in fair value of frozen portion, net of tax (a)	$ 3.0	$ -	$ -
Changes in fair value of undesignated portion (b)	$ (0.3)	$ 3.0	$ (5.8)

(a) Included as a component of other comprehensive income (loss) and will be reclassified into earnings as the hedged transaction affects earnings.

(b) Represents non-cash income recorded in other income, net in the accompanying consolidated statements of income.

Net amounts due related to designated interest rate swap agreements are recorded as adjustments to interest expense in the accompanying consolidated statements of income when earned or payable.

Revenue Recognition – Service revenues are primarily derived from providing access to or usage of the Company's networks and facilities. Service revenues are recognized over the period that the corresponding services are rendered to customers. Revenues derived from other telecommunications services, including interconnection, long distance and enhanced service revenues are recognized monthly as services are provided. Sales of communications products including customer premise equipment and modems are recognized when products are delivered to and accepted by customers. Fees assessed to customers for service activation are deferred upon service activation and recognized as service revenue on a straight-line basis over the expected life of the customer relationship in accordance with authoritative guidance on multiple element arrangements. Certain costs associated with activating such services are deferred and recognized as an operating expense over the same period.

Advertising – Advertising costs are expensed as incurred. Advertising expense totaled $70.9 million in 2010, $46.6 million in 2009 and $50.0 million in 2008.

Share-Based Compensation – In accordance with authoritative guidance on share-based compensation, the Company values all share-based awards to employees at fair value on the date of the grant, and recognizes that value as compensation expense over the period that each award vests. This expense is included in cost of services and selling, general, administrative and other expenses in the accompanying consolidated statements of income.

Operating Leases – Certain of the Company's operating lease agreements include scheduled rent escalations during the initial lease term and/or during succeeding optional renewal periods. Windstream accounts for these operating leases in accordance with authoritative guidance for operating leases with nonlevel rents. Accordingly, the scheduled increases in rent expense are recognized on a straight-line basis over the initial lease term and those renewal periods that are reasonably assured. The difference between rent expense and rent paid is recorded as deferred rent and is included in other liabilities in the accompanying consolidated balance sheets. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the lease term, including renewal option periods that are reasonably assured.

Income Taxes – The Company accounts for income taxes in accordance with guidance on accounting for income taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax balances are adjusted to reflect tax rates based on currently enacted tax laws, which will be in effect in the years in which the temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period of the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

2. Summary of Significant Accounting Policies and Changes, Continued:

Windstream adopted authoritative guidance for accounting for uncertainty in income taxes, on January 1, 2007. The adoption of this guidance resulted in no impact to either the Company's reserves for uncertain tax positions or to retained earnings. A reconciliation of the unrecognized tax benefits is as follows:

(Millions)	2010	2009	2008
Beginning balance	$ 4.3	$ 6.1	$ 7.4
Additions based on D&E acquisition	0.4	0.3	-
Additions based on Lexcom acquisition	0.2	0.1	-
Additions based on NuVox acquisition	1.8	-	-
Changes based on tax positions related to current year	-	-	0.7
Additions based on tax positions of prior years	15.7	-	-
Reductions for tax positions of prior years	(0.6)	(0.8)	(1.2)
Reduction as a result of a lapse of the applicable statute of limitations	(3.2)	(1.4)	(0.8)
Ending balance	$ 18.6	$ 4.3	$ 6.1

The Company does not expect or anticipate a significant increase or decrease over the next twelve months in the unrecognized tax benefits reported above. The total amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $16.6 million and $2.3 million (net of indirect benefits) for years ended December 31, 2010 and 2009, respectively.

Included in the balance at December 31, 2010 and 2009, are $0.8 million and $1.3 million, respectively, of gross tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. Because of the impact of the deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period. These unrecognized tax benefits are included in other long-term liabilities in the accompanying consolidated balance sheets for the years ended December 31, 2010 and 2009.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2007. The Company has identified Arkansas, Florida, Georgia, Iowa, Kentucky, Nebraska, North Carolina, Pennsylvania and Texas as "major" state taxing jurisdictions.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in its income tax expense. During the years ended December 31, 2010 and 2009, the Company recognized approximately $2.6 million and $0.5 million in interest and penalties, respectively. Furthermore, the Company had approximately $2.2 million and $0.9 million for the payment of interest and penalties accrued as of December 31, 2010 and 2009, respectively.

Earnings Per Share – Basic earnings per share was computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding during each period. Windstream's non-vested restricted shares that contain a non-forfeitable right to receive dividends on a one-to-one per share ratio to common shares are considered participating securities, and the impact is included in the computation of basic earnings per share pursuant to the two-class method. The two-class method of computing earnings per share is an earnings allocation formula that determines earnings attributable to common shares and participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Earnings per common share was computed by dividing the sum of distributed earnings and undistributed earnings allocated to common shareholders by the weighted average number of common shares outstanding for the period. In applying the two-class method, undistributed earnings are allocated to both common shares and non-vested restricted shares based on the pro-rata weighted average shares outstanding during the period. The Company also computed dilutive earnings per share using the two-class method as this method is more dilutive than the treasury stock method.

2. Summary of Significant Accounting Policies and Changes, Continued:

A reconciliation of net income and number of shares used in computing basic and diluted earnings per share was as follows for the years ended December 31:

(Millions, except per share amounts)	2010	2009	2008
Basic and diluted earnings per share:			
Numerator:			
Income from continuing operations	$ 310.7	$ 334.5	$ 434.9
Income from continuing operations allocable to participating non-vested restricted shares	(3.0)	(3.6)	(3.7)
Adjusted income from continuing operations attributable to common shares	307.7	330.9	431.2
Loss from discontinued operations	-	-	(22.2)
Loss from discontinued operations allocable to participating non-vested restricted shares	-	-	-
Adjusted loss from discontinued operations attributable to common shares	-	-	(22.2)
Net income attributable to common shares	$ 307.7	$ 330.9	$ 409.0
Denominator:			
Weighted average basic shares outstanding	471.0	436.6	440.7
Weighted average participating non-vested restricted shares	(3.0)	(3.7)	-
Weighted average shares outstanding for basic earnings per share	468.0	432.9	440.7
Basic and diluted earnings per share:			
From continuing operations	$.66	$.76	$.98
From discontinued operations	-	-	(.05)
Net income	$.66	$.76	$.93

Accounting Changes

Change in Accounting Estimate – Effective January 1, 2009, the Company prospectively changed its estimate of useful life for its wireline franchise rights from indefinite-lived to 30 years, primarily due to the effects of increasing competition. Commensurate with this change, the Company reviewed its wireline franchise rights for impairment and noted that no impairment existed as of January 1, 2009. See “Significant Accounting Policies – Goodwill and Other Intangible Assets” for further discussion.

Recently Adopted Accounting Standards

Accounting Standards Codification – In the third quarter of 2009, Windstream adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (the “Codification”) as the single authoritative source for U.S. GAAP. The Codification superseded all existing accounting standard documents and other accounting literature became nonauthoritative and simplified user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. As a result, Windstream has removed all references to superseded accounting standards in its consolidated financial statements and accompanying notes.

Fair Value Measurements – On January 1, 2008, Windstream adopted authoritative guidance for fair value measurements of financial assets and liabilities and non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis. This authoritative guidance clarified the definition of fair value, established a framework for measuring fair value and expanded the disclosures related to fair value measurements that are included in a company’s financial statements. It emphasized that fair value is a market-based measurement and not an entity-specific measurement, and that it should be based on an exchange transaction in which a company sells an asset or transfers a liability. The guidance also established a fair value hierarchy in which observable market data would be considered the highest level, while fair value measurements based on an entity’s own assumptions would be considered the lowest level. The Company adopted the provisions of this guidance for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis, except items

2. Summary of Significant Accounting Policies and Changes, Continued:

recognized or disclosed at fair value on an annual or more frequently recurring basis, on January 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Effective April 1, 2009, Windstream adopted authoritative guidance for determining fair value when the volume and level of activity for an asset or liability has significantly decreased and identifying transactions that are not orderly. This guidance provided additional direction for estimating fair value, in accordance with other authoritative guidance related to fair value measurements, when the volume and level of activity for a financial asset or liability has significantly decreased. This guidance also offers directives on identifying circumstances that indicate when a transaction is not orderly. There was no impact to Windstream's consolidated financial statements upon adoption.

On August 28, 2009, the FASB updated the authoritative guidance for fair value measurements to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with fair value measurement principles (e.g. an income approach or market approach). The amendment also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of this guidance did not impact Windstream's consolidated financial statements.

On September 30, 2009, the FASB updated the authoritative guidance to allow a reporting entity to measure the fair value of certain alternative investments on the basis of net asset value per share of the investment if the net asset value of the investment is calculated in a manner consistent with the measurement principles of investment companies. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Effective January 1, 2010, Windstream adopted revised authoritative guidance for fair value measurements. This guidance required companies to disclose the reason for significant transfers of fair value measurements between Levels 1 and 2 in the fair value hierarchy. In addition, it clarified and expanded disclosure requirements on the valuation techniques and significant inputs used in Level 2 and 3 fair value measurements. The amended guidance also requires companies to disclose changes in valuation techniques between periods, along with the reason for the change. The Company's fair value measurement disclosures are contained in Note 6.

Business Combinations – Effective January 1, 2009, Windstream adopted the revised authoritative guidance for business combinations which establishes principles and requirements for how the acquirer in a business combination recognizes all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. The revised guidance changed the accounting treatment for certain specific items, including acquisition costs, acquired contingent liabilities, restructuring costs, deferred tax asset valuation allowances and income tax uncertainties after the acquisition date. In addition, a substantial number of new disclosures are also required.

In April 2009, the FASB amended the authoritative guidance for subsequent business combinations to require contingent assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This guidance also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. See Note 3 for a discussion of the Company's application of this guidance to its acquisitions of NuVox, Inc. ("NuVox"), Iowa Telecommunications Services, Inc. ("Iowa Telecom"), Hosted Solutions Acquisition, LLC ("Hosted Solutions"), Q-Comm Corporation ("Q-Comm"), D&E Communications, Inc. ("D&E") and Lexcom, Inc. ("Lexcom").

Noncontrolling Interests in Consolidated Financial Statements – On January 1, 2009, Windstream adopted authoritative guidance for noncontrolling interests in consolidated financial statements. Windstream does not have any non-controlling interests, and thus the adoption of this guidance did not impact the Company's consolidated financial statements.

2. Summary of Significant Accounting Policies and Changes, Continued:

Disclosures about Derivative Instruments and Hedging Activities – On January 1, 2009, Windstream adopted authoritative guidance for disclosures about derivative instruments and hedging activities, which requires companies with derivative instruments to disclose information to enable financial statement users to understand how and why a company uses derivative instruments, how authoritative accounting guidance is applied to derivative instruments and related hedged items, and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. See "Significant Accounting Policies – Derivative Instruments" for disclosures required under this authoritative guidance.

Determination of the Useful Life of Intangible Assets – Effective January 1, 2009, Windstream adopted authoritative guidance amending the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and requiring disclosures to enable users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. Windstream considered its historical experience in renewing the Company's franchise rights and determined that it is consistent with previous renewal assumptions used in the determination of useful lives. Thus, the adoption of this guidance did not impact Windstream's consolidated financial statements.

Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities – On January 1, 2009, the Company adopted authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities. Under this guidance, Windstream's non-vested share-based payment awards that contain a nonforfeitable right to receive dividends, whether paid or unpaid, are considered participating securities and have been included in the computation of basic earnings per share pursuant to the two-class method, and are no longer considered potentially dilutive. Basic and diluted earnings per share have been retrospectively adjusted as a result of the adoption of this guidance. See "Significant Accounting Policies – Earnings Per Share" for calculation.

Employers' Disclosures about Postretirement Benefit Plan Assets – Effective January 1, 2009, Windstream adopted authoritative guidance for employers' disclosures about postretirement benefit plan assets, which requires employers to disclose:

- the fair value of each major category of plan assets as of each annual reporting date for which a statement of financial position is presented,
- the inputs and valuation techniques used to develop fair value measurements of plan assets at the annual reporting date, including the level within the fair value hierarchy in which the fair value measurements fall as defined by authoritative guidance for fair value measurements,
- investment policies and strategies, including target allocation percentages, and
- significant concentrations of risk in plan assets.

See Note 8 for disclosures required under this authoritative guidance.

Recently Issued Authoritative Guidance

Goodwill Impairment – In December 2010, the FASB issued updated guidance when testing for goodwill impairment. The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This updated guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company does not expect that this guidance will have a material impact on its consolidated financial statements.

Fair Value Measurement – In January 2010, the FASB issued authoritative guidance related to fair value measurements. This guidance requires separate disclosure for purchase, sale, issuance and settlement activity in the reconciliation of Level 3 fair value measurements. This guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

2. Summary of Significant Accounting Policies and Changes, Continued:

Revenue Arrangements with Multiple Element Deliverables – On September 23, 2009, the FASB reached a consensus on accounting for revenue arrangements with multiple deliverables. The consensus addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. This guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

3. Acquisitions and Dispositions:

Acquisition of Q-Comm – On December 2, 2010, Windstream completed the acquisition of Q-Comm, a privately held regional fiber transport provider and competitive local exchange carrier ("CLEC"). This acquisition significantly enhanced the Company's fiber network with increased scale and business revenues, as well as the opportunity for operating synergies across the Windstream markets. Under the terms of the merger agreement, the Company paid $279.1 million in cash, net of cash acquired, and issued approximately 20.6 million shares of Windstream common stock valued at $271.6 million to acquire all of the issued and outstanding shares of Q-Comm common stock. The Company also repaid $266.2 million in outstanding indebtedness and related liabilities on existing swap agreements of Q-Comm. The transaction included Q-Comm's wholly-owned subsidiaries Kentucky Data Link, Inc. ("KDL"), a fiber services provider in 23 states and the District of Columbia, and Norlight, Inc. ("Norlight"), a CLEC serving approximately 5,500 business customers.

Acquisition of Hosted Solutions – On December 1, 2010, Windstream completed the acquisition of Hosted Solutions in an all-cash transaction valued at $312.8 million, which included a $2.8 million net working capital adjustment, net of cash acquired. Windstream financed the transaction through cash reserves and revolving credit capacity. Hosted Solutions, based in Raleigh, N.C., is a leading regional data center and managed hosting provider focused on enterprise-class Infrastructure as a Service (IaaS) solutions (managed hosting, managed services, colocation, cloud computing and bandwidth) for small and medium-sized business customers as well as large enterprises. This acquisition provided Windstream with five state-of-the-art data centers in Raleigh, NC, Charlotte, NC, and Boston, MA which serve more than 600 customers. As of December 31, 2010, Windstream operated a total of 12 data centers across the country.

3. Acquisitions and Dispositions, Continued:

These transactions have been accounted for as business acquisitions with Windstream serving as the accounting acquirer. We are conducting the appraisals necessary to assess the fair values of the assets acquired and liabilities assumed and the amount of goodwill recognized as of their respective acquisition dates. The assessment of fair value assets and liabilities acquired, including property, plant and equipment, intangible assets and deferred taxes, requires a significant amount of judgment and we have not completed this analysis as it relates to the valuations of Hosted Solutions and Q-Comm. The following table summarizes the preliminary fair values of the assets acquired and liabilities assumed for Hosted Solutions and Q-Comm:

(Millions)	Hosted Solutions Preliminary Allocation	Q-Comm Preliminary Allocation
Fair value of assets acquired:		
Current assets	$ 10.3	$ 30.6
Property, plant and equipment	42.4	297.8
Goodwill	171.8	345.5
Customer lists (a)	89.4	304.4
Non-compete agreements	7.3	-
Trade names	1.3	-
Other assets	0.2	26.2
Total assets acquired	322.7	1,004.5
Fair value of liabilities assumed:		
Current maturities of long-term debt	-	(255.1)
Other current liabilities	(8.8)	(52.5)
Deferred income taxes on acquired assets	-	(123.4)
Other liabilities	(1.1)	(22.8)
Total liabilities assumed	(9.9)	(453.8)
Common stock issued (inclusive of additional paid-in capital)	-	(271.6)
Cash paid, net of cash acquired	$ 312.8	$ 279.1

(a) Customer lists will be amortized using the sum-of-years digit methodology over an estimated useful life of twelve years.

Acquisition of Iowa Telecom – On June 1, 2010, Windstream completed the acquisition of Iowa Telecom, based in Newton, Iowa. This acquisition provided Windstream with a sizable operating presence in the upper Midwest and the opportunities for operating efficiencies with contiguous Windstream markets. As of June 1, 2010, Iowa Telecom provided service to approximately 208,000 incumbent local exchange carrier ("ILEC") access lines, 39,000 CLEC access lines, 96,000 high-speed Internet customers and 25,000 digital television customers in Iowa and Minnesota. Pursuant to the merger agreement, each share of Iowa Telecom common stock was converted into the right to receive 0.804 shares of our common stock and $7.90 in cash. The Company paid $253.6 million in cash, net of cash acquired, and issued approximately 26.7 million shares of Windstream common stock valued at $280.8 million on the date of issuance. In addition, Windstream repaid outstanding indebtedness, including related interest rate swap liabilities, of Iowa Telecom of $628.9 million. The cash portion of the purchase price and debt repayment were funded through cash on hand, principally unspent funds from the $1,100.0 million debt offering completed in 2009, and through a draw down of $375.0 million against the revolving line of credit.

Acquisition of NuVox – On February 8, 2010, we completed our acquisition of NuVox, a CLEC based in Greenville, South Carolina. Consistent with the Company's focus on growing revenues from business customers, the completion of the NuVox acquisition added approximately 104,000 business customer locations in 16 contiguous Southwestern and Midwest states and provides opportunities in operating synergies with contiguous Windstream markets. NuVox's services include voice over internet protocol, local and long-distance voice, high-speed Internet access, email, voicemail, web hosting, secure electronic data storage and backup, internet security and virtual private networks. Many of these services are delivered over a secure, privately-managed IP network,

3. Acquisitions and Dispositions, Continued:

using a multiprotocol label switch backbone and distributed IP voice switching architecture. In accordance with the NuVox merger agreement, Windstream acquired all of the issued and outstanding shares of common stock of NuVox for $198.4 million in cash, net of cash acquired, and issued approximately 18.7 million shares of Windstream common stock valued at $185.0 million on the date of issuance. Windstream also repaid outstanding indebtedness and related liabilities on existing swap agreements of NuVox totaling $281.0 million.

The following table summarizes the final fair values of the assets acquired and liabilities assumed for NuVox and Iowa Telecom. Adjustments to the preliminary assessment of fair value assets and liabilities of NuVox and Iowa Telecom were primarily associated with changes in current assets and liabilities, wireless licenses and deferred taxes that existed as of the date of acquisition.

(Millions)	NuVox Final Allocation	Iowa Telecom Final Allocation
Fair value of assets acquired:		
Assets held for sale (a)	$ -	$ 34.0
Other current assets	68.0	36.7
Property, plant and equipment	241.7	329.9
Goodwill	269.7	568.1
Wireline franchise rights (b)	-	230.0
Cable franchise rights (b)	-	5.6
Customer lists (c)	180.0	130.6
Trade name (d)	4.2	3.1
Other assets	-	11.1
Total assets acquired	763.6	1,349.1
Fair value of liabilities assumed:		
Current maturities of long-term debt	(260.7)	(610.2)
Other current liabilities	(63.8)	(49.7)
Deferred income taxes on acquired assets	(28.9)	(125.3)
Other liabilities	(26.8)	(29.5)
Total liabilities assumed	(380.2)	(814.7)
Common stock issued (inclusive of additional paid-in capital)	(185.0)	(280.8)
Cash paid, net of cash acquired	$ 198.4	$ 253.6

(a) The Company has designated wireless licenses acquired from Iowa Telecom as held for sale.

(b) Wireline franchise rights and cable franchise rights will be amortized on a straight-line basis over an estimated life of 30 years and 15 years, respectively.

(c) Customer lists will be amortized using the sum-of-years digit methodology over an estimated useful life of nine years.

(d) Trade names will be amortized on a straight-line basis over an estimated useful life of one year.

Acquisition of Lexcom – On December 1, 2009, we completed our acquisition of Lexcom, which as of the date of acquisition served approximately 22,000 access lines, 9,000 high-speed Internet customers and 12,000 cable television customers in North Carolina. This acquisition increased Windstream's presence in North Carolina and provides the opportunity for operating synergies with contiguous Windstream markets. In accordance with the Lexcom merger agreement, Windstream acquired all of the issued and outstanding shares of Lexcom for $138.7 million in cash, net of cash acquired.

Acquisition of D&E – On November 10, 2009, we completed our merger with D&E, which as of the date of acquisition served approximately 110,000 ILEC access lines, 35,000 CLEC access lines, 45,000 high-speed Internet customers and 9,000 cable television customers. This acquisition increased Windstream's presence in

3. Acquisitions and Dispositions, Continued:

Pennsylvania and provides the opportunity for operating synergies with contiguous Windstream markets in Pennsylvania. Pursuant to the merger agreement, Windstream acquired all of the issued and outstanding shares of common stock of D&E, and D&E merged with and into a wholly-owned subsidiary of Windstream. In accordance with the D&E Merger Agreement, D&E shareholders received 0.650 shares of Windstream common stock and $5.00 in cash per each share of D&E Common Stock. Windstream issued approximately 9.4 million shares of its common stock valued at $94.6 million, based on Windstream's closing stock price of $10.06 on November 9, 2009, and paid $56.6 million, net of cash acquired, as part of the transaction. Subsequently, Windstream repaid outstanding debt of D&E totaling $182.4 million including current maturities.

The following table summarizes the final fair values of the assets acquired and liabilities assumed for D&E and Lexcom. Adjustments to the preliminary purchase price allocation were based on updated information regarding the fair value of tangible assets acquired and liabilities assumed as of the date of acquisition.

(Millions)	Lexcom Final Allocation	D&E Final Allocation
Fair value of assets acquired:		
Current assets	$ 1.8	$ 14.4
Property, plant and equipment	73.1	194.8
Goodwill	60.4	90.3
Wireline franchise rights (a)	20.1	80.0
Cable franchise rights (a)	11.6	-
Customer lists (b)	10.5	60.0
Wireless licenses	-	16.6
Non-compete agreements	-	1.7
Trade names (c)	0.3	1.2
Other assets	1.1	1.1
Total assets acquired	178.9	460.1
Fair value of liabilities assumed:		
Current liabilities	(3.6)	(26.0)
Deferred income taxes on acquired assets	(36.1)	(92.4)
Long-term debt	-	(175.3)
Other liabilities	(0.5)	(15.2)
Total liabilities assumed	(40.2)	(308.9)
Common stock issued (inclusive of additional paid-in capital)	-	(94.6)
Cash paid, net of cash acquired	$ 138.7	$ 56.6

(a) Wireline franchise rights and cable franchise rights will be amortized on a straight-line basis over an estimated life of 30 years and 15 years, respectively.

(b) Customer lists will be amortized using the sum-of-years digit methodology over an estimated useful life of nine years.

(c) Trade names will be amortized on a straight-line basis over an estimated useful life of one year.

These transactions have been accounted for as business acquisitions with Windstream serving as the accounting acquirer. We have conducted appraisals necessary to assess the fair values of the assets acquired and liabilities assumed and the amount of goodwill recognized as of the respective acquisition dates for D&E, Lexcom, NuVox and Iowa Telecom and are currently in the process of conducting the appraisals necessary to assess the fair values of the assets acquired and liabilities assumed and the amount of goodwill recognized for Hosted Solutions and Q-Comm. Since the value of the assets and liabilities for Hosted Solutions and Q-Comm are preliminary, they are subject to adjustment as additional information is obtained about the facts and circumstances that existed as of the respective acquisition dates. Upon finalization, any changes to the preliminary valuation of assets acquired and

3. Acquisitions and Dispositions, Continued:

liabilities assumed may result in significant adjustments to the fair value of goodwill. The accompanying consolidated financial statements reflect the combined operations of Windstream with NuVox, Iowa Telecom, Hosted Solutions and Q-Comm (collectively known as the "Acquired Companies") and D&E and Lexcom for the periods following the respective acquisition dates. Employee severance and transaction costs incurred by the Company in conjunction with these acquisitions have been expensed to merger and integration expense in the accompanying consolidated statements of income in accordance with the revised authoritative guidance for business combinations (see Notes 2 and 10).

The costs of the acquisitions were allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the acquisition dates, with amounts exceeding fair value recognized as goodwill. Goodwill associated with the acquired businesses is not expected to be tax deductible, and is attributable to the workforce of acquired businesses and synergies expected to arise with contiguous Windstream markets after the acquisitions. The fair values of the assets acquired and liabilities assumed were determined using income, cost, and market approaches. Acquired wireless licenses, which have been designated as held for sale, were valued using a market approach, while identified intangible assets consisting primarily of franchise rights and customer lists were valued primarily on the basis of the present value of future cash flows, which is an income approach. Significant assumptions utilized in the income approach were based on Company specific information and projections, which are not observable in the market and are thus considered Level 3 measurements as defined by authoritative guidance. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for property, plant and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the asset, less an allowance for loss in value due to depreciation. The fair value of the long-term debt and related interest rate swap agreements assumed were determined based on quoted prices for the repayment of these instruments.

Pro forma financial results related to the acquisitions of D&E, Lexcom or the Acquired Companies have not been included because the Company does not consider these acquisitions to be significant individually or in the aggregate.

Disposition of Out of Territory Product Distribution – On August 21, 2009, Windstream completed the sale of its out of territory product distribution operations to Walker and Associates of North Carolina, Inc. ("Walker") for approximately $5.3 million in total consideration. The out of territory product distribution operations primarily consisted of product inventory with a carrying value of $4.9 million and customer relationships outside of Windstream's telecommunications operating territories. These operations were not central to the Company's strategic goals in its core communications business. Product revenues from these operations totaled $38.5 million and $76.2 million during 2009 and 2008, respectively, with related cost of products sold of $34.3 million and $68.3 million for the same periods in 2009 and 2008, respectively. In conjunction with this transaction, Windstream recognized a gain of $0.4 million in other income, net in its consolidated statements of income in 2009.

Disposition of Wireless Business – On November 21, 2008, Windstream completed the sale of its wireless business to AT&T Mobility II, LLC for approximately $56.7 million. The completion of this transaction resulted in the divestiture of approximately 52,000 wireless customers, spectrum licenses and cell sites covering a four-county area of North Carolina with a population of approximately 450,000 and six retail locations. As a result of completing this transaction, we have no significant continuing involvement in the operations or cash flows of the wireless business.

The operating results of the wireless business have been separately presented as discontinued operations in the accompanying consolidated statements of income. Certain shared costs previously allocated to the wireless business totaling $2.3 million during 2008 have been reallocated to the wireline segment.

3. Acquisitions and Dispositions, Continued:

The following table summarizes the results of the wireless business for the year ended December 31:

(Millions)	2008
Revenues and sales	$ 42.0
Operating income from discontinued operations	9.7
Loss on sale of wireless business	(21.3)
Income tax expense	(10.6)
Net income (loss) from discontinued operations	$ (22.2)

The pre-tax loss of $21.3 million was comprised of $1.0 million in transaction related fees and a $20.3 million reduction in goodwill to reduce the carrying value of the wireless business net assets to the transaction price. Additionally, in the second quarter of 2008, the Company updated its purchase price allocation through goodwill for certain tax contingencies, which resulted in a $3.2 million reduction of deferred tax liabilities. Upon completion of the sale, the Company recorded additional tax expense of $9.7 million related to goodwill that was not deductible for tax purposes.

4. Goodwill and Other Intangible Assets:

Goodwill represents the excess of cost over the fair value of net identifiable tangible and intangible assets acquired through various business combinations. The cost of acquired entities at the date of the acquisition is allocated to identifiable assets, and the excess of the total purchase price over the amounts assigned to identifiable assets has been recorded as goodwill.

Changes in the carrying amount of goodwill were as follows:

(Millions)	
Balance at December 31, 2008	$ 2,198.2
Acquisition of D&E (See Note 3)	88.1
Acquisition of Lexcom (See Note 3)	58.1
Balance at December 31, 2009	2,344.4
Adjustment of D&E (a)	2.2
Adjustment of Lexcom (a)	2.3
Acquisition of NuVox (see Note 3)	269.7
Acquisition of Iowa Telecom (see Note 3)	568.1
Acquisition of Hosted Solutions (see Note 3)	171.8
Acquisition of Q-Comm (see Note 3)	345.5
Balance at December 31, 2010	$ 3,704.0

(a) Adjustments to the carrying value of D&E and Lexcom goodwill were attributable to adjustments in the fair values of assets acquired and liabilities assumed in these acquisitions recognized during the first quarter of 2010.

As of January 1, 2010, the Company completed the annual impairment review of its goodwill according to authoritative guidance and determined that no write-down in the carrying value of this asset was required. See Note 2 for a discussion of the Company's goodwill valuation approach.

On November 21, 2008, Windstream completed the sale of its wireless business. During the second quarter of 2008 the Company reclassified the associated assets as held for sale, including $52.2 million of goodwill and $13.4 million of other intangible assets. Commensurate with the classification of the wireless assets as held for sale, the Company performed an event driven impairment analysis and recognized a corresponding impairment loss through goodwill of $20.3 million to reduce the carrying value of the assets to the contemplated transaction price less cost to sell (see Note 2).

4. Goodwill and Other Intangible Assets, Continued:

Intangible assets were as follows at December 31:

	2010			2009		
(Millions)	Gross Cost	Accumulated Amortization	Net Carrying Value	Gross Cost	Accumulated Amortization	Net Carrying Value
Wireline franchise rights (a)	$ 1,285.1	$ (71.9)	$ 1,213.2	$ 1,055.1	$ (32.3)	$ 1,022.8
Customer lists (a)	1,097.5	(298.9)	798.6	393.1	(193.7)	199.4
Cable franchise rights (a)	39.7	(23.5)	16.2	34.1	(22.4)	11.7
Wireless license (b)	-	-	-	16.6	-	16.6
Other (a)	19.1	(8.6)	10.5	3.2	(0.4)	2.8
Balance	$ 2,441.4	$(402.9)	$ 2,038.5	$ 1,502.1	$(248.8)	$ 1,253.3

(a) Increases in the gross cost of intangible assets during 2010 were associated with the acquisitions of the Acquired Companies as previously discussed in Note 3. Effective January 1, 2009, the Company prospectively changed its assessment of useful life for its franchise rights from indefinite-lived to 30 years. Effective with this change, these rights are now amortized on a straight-line basis in accordance with the way in which these operations are expected to contribute to the undiscounted cash flows of the Company.

(b) During the second quarter of 2010, the Company reclassified the $16.6 million of wireless licenses acquired from D&E to assets held for sale in the accompanying consolidated balance sheet.

Intangible asset amortization methodology and useful lives were as follows as of December 31, 2010:

Intangible Assets	Amortization Methodology	Estimated Useful Life
Wireline franchise rights	straight-line	30 years
Customer lists	sum of years digits	9 - 12 years
Cable franchise rights	straight-line	15 years
Other	straight-line	1 - 2 years

Amortization expense for intangible assets subject to amortization was $154.1 million in 2010, $80.9 million in 2009 and $51.9 million in 2008. Amortization expense for intangible assets subject to amortization is estimated to be $213.1 million, $190.3 million, $164.0 million, $142.5 million and $123.5 million in 2011, 2012, 2013, 2014 and 2015, respectively.

5. Debt:

Long-term debt was as follows at December 31:

(Millions)	2010	2009
Issued by Windstream Corporation:		
Senior secured credit facility, Tranche A – variable rates, due July 17, 2011 (a)	$ 100.9	$ 114.4
Senior secured credit facility, Tranche A2 – variable rates, due July 17, 2013 (a)	182.3	168.9
Senior secured credit facility, Tranche B – variable rates, due July 17, 2013	286.8	289.8
Senior secured credit facility, Tranche B2 – variable rates, due December 17, 2015	1,064.5	1,075.3
Senior secured credit facility, Revolving line of credit – variable rates, due July 17, 2013 (b)	150.0	-
Debentures and notes, without collateral:		
2013 Notes – 8.125%, due August 1, 2013	800.0	800.0
2016 Notes – 8.625%, due August 1, 2016 (c)	1,746.0	1,746.0
2017 Notes – 7.875%, due November 1, 2017	1,100.0	1,100.0
2018 Notes – 8.125%, due September 1, 2018 (c) (d)	400.0	-
2019 Notes – 7.000%, due March 15, 2019 (c)	500.0	500.0
2020 Notes – 7.750%, due October 15, 2020 (c) (e)	500.0	-
Issued by subsidiaries of the Company:		
Valor Telecommunications Enterprises LLC and Valor Telecommunications Finance Corp. – 7.75%, due February 15, 2015 (c) (f)	400.0	400.0
Windstream Holdings of the Midwest, Inc. – 6.75%, due April 1, 2028 (c) (f)	100.0	100.0
Cinergy Communications Company – 6.58%, due January 1, 2022	2.3	-
Debentures and notes, without collateral:		
Windstream Georgia Communications LLC – 6.50%, due November 15, 2013	30.0	40.0
Discount on long-term debt, net of premiums	(37.0)	(39.2)
	7,325.8	6,295.2
Less current maturities	(139.2)	(23.8)
Total long-term debt	$ 7,186.6	$ 6,271.4
Weighted average interest rate	7.8%	7.7%
Weighted maturity	5.7 years	6.3 years

(a) Effective October 18, 2010, the Company extended the maturity of an additional $13.5 million of the Tranche A of the senior secured credit facilities outstanding to Tranche A2, which will be due July 17, 2013.

(b) The Company borrowed $665.0 million under the revolving line of credit in its senior secured credit facility and later repaid $515.0 million during 2010. On November 22, 2010, Windstream increased the capacity under its senior secured revolving credit facility from $500.0 million to $750.0 million. At December 31, 2010, the amount available for borrowing under the revolving line of credit was $589.7 million. Letters of credit are deducted in determining the total amount available for borrowing under the revolving line of credit. Accordingly, the total amount outstanding under the letters of credit and the indebtedness incurred under the revolving line of credit may not exceed $750.0 million. The variable interest rate on our revolving line of credit ranged from 1.51 percent to 2.61 percent, and the weighted average rate on amounts outstanding was 2.45 percent during 2010, as compared to variable interest rates during 2009 which ranged from 1.59 percent to 2.45 percent with a weighted average rate on amounts outstanding of 1.77 percent. The weighted average rate increase is primarily due to the 100 basis point interest rate increase to extend the revolving line of credit in its senior secured credit facility during the fourth quarter of 2009. Effective January 26, 2011, all $750.0 million available under the revolving line of credit will expire July 17, 2013.

(c) Certain of the Company's debentures and notes are callable by the Company at various premiums on early redemption.

5. Debt, Continued:

(d) On July 19, 2010, the Company issued $400.0 million in aggregate principal amount of 8.125 percent senior unsecured notes due September 1, 2018 at an issue price of 99.248 percent to yield 8.25 percent. Proceeds from the issuance were used to repay borrowings against our line of credit, which together with cash on hand, was used to pay the cash portion of the Iowa Telecom and NuVox purchase prices and to repay the outstanding debt of these businesses.

(e) On October 6, 2010, Windstream completed the private placement of $500.0 million in aggregate principal amount of 7.750 percent senior unsecured notes due October 15, 2020 at par to yield 7.75 percent. Proceeds from the private placement totaled $491.3 million, excluding debt issuance costs, and were used, together with cash on hand, to finance the acquisition of Q-Comm.

(f) The Company's collateralized Valor Telecommunications Enterprises LLC and Valor Telecommunications Finance Corp debt ("Valor Debt") is equally and ratably secured with debt under the senior secured credit facility. Debt held by Windstream Holdings of the Midwest, Inc., a subsidiary of the Company, is secured solely by the assets of the subsidiary.

The terms of the credit facility and indentures include customary covenants that, among other things, require Windstream to maintain certain financial ratios and restrict its ability to incur additional indebtedness. These financial ratios include a maximum leverage ratio of 4.5 to 1.0 and a minimum interest coverage ratio of 2.75 to 1.0. In addition, the covenants include restrictions on dividend and certain other types of payments. Additionally, the credit facility contains restrictions on capital expenditures, which must not exceed a specified amount for any fiscal year. As of December 31, 2010, the Company was in compliance with all of its covenants.

In addition, certain of the Company's debt agreements contain various covenants and restrictions specific to the subsidiary that is the legal counterparty to the agreement. Under the Company's long-term debt agreements, acceleration of principal payments would occur upon payment default, violation of debt covenants not cured within 30 days, a change in control including a person or group obtaining 50 percent or more of Windstream's outstanding voting stock, or breach of certain other conditions set forth in the borrowing agreements. The Company was in compliance with these covenants as of December 31, 2010.

Maturities for debt outstanding as of December 31, 2010 for each of the twelve month periods ended December 31, 2011, 2012, 2013, 2014 and 2015 were $139.2 million, $43.9 million, $1,400.4 million, $10.9 million and $1,421.4 million, respectively.

Interest expense was as follows for the years ended December 31:

(Millions)	2010	2009	2008
Interest expense related to long-term debt (a)	$ 466.1	$ 358.9	$ 391.9
Impacts of interest rate swaps	57.2	52.9	26.3
Other interest expense	0.5	0.1	0.1
Less capitalized interest expense	(2.1)	(1.7)	(1.9)
Total interest expense	$ 521.7	$ 410.2	$ 416.4

(a) The Company recognized as interest expense in the accompanying consolidated income statements $2.8 million and $6.4 million in arrangement and other fees related to the increase in the revolver capacity agreements and amendment and restatement of its senior secured credit facility in 2010 and 2009, respectively.

In order to mitigate the interest rate risk inherent in its variable rate senior secured credit facility, the Company entered into four identical pay fixed, receive variable interest rate swap agreements whose notional value totaled $1,093.8 million at December 31, 2010 (see Note 2).

6. Fair Value Measurements:

Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants. Authoritative guidance defines the following three tier hierarchy for assessing the inputs used in fair value measurements:

Level 1 – Quoted prices in active markets for identical assets or liabilities
Level 2 – Observable inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 – Unobservable inputs

The highest priority is given to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority is given to unobservable inputs (level 3 measurement). Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The Company's non-financial assets and liabilities, including goodwill, intangible assets and asset retirement obligations, are measured at fair value on a non-recurring basis. No event occurred during the year ended December 31, 2010 requiring these non-financial assets and liabilities to be subsequently recognized at fair value.

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, long-term debt and interest rate swaps. The carrying amount of cash, accounts receivable and accounts payable was estimated by management to approximate fair value due to the relatively short period of time to maturity for those instruments. Cash equivalents, long-term debt and interest rate swaps are measured at fair value on a recurring basis.

The fair values of the Company's cash equivalents and interest rate swaps were determined using the following inputs at December 31:

(Millions)	2010	2009
Level 1 measurements:		
Cash equivalents (a)	$ 0.1	$1,062.9
Level 2 measurements:		
Interest rate swaps (b) (See Note 2)	$(111.3)	$ (117.4)

(a) Recognized at fair value in cash and cash equivalents on the consolidated balance sheet as of December 31, 2010 and 2009.

(b) Recognized at fair value in current portion of interest rate swaps and other liabilities on the consolidated balance sheet as of December 31, 2010 and 2009.

The Company's cash equivalents are primarily highly liquid, actively traded money market funds with next day access. The fair values of the interest rate swaps were determined based on the present value of expected future cash flows using LIBOR swap rates which are observable at commonly quoted intervals for the full term of the swaps using discount rates appropriate with consideration given to the Company's non-performance risk. As of December 31, 2010 and 2009, the fair value of the Company's interest rate swaps were reduced by $4.6 million and $5.3 million, respectively, to reflect the Company's non-performance risk. The Company's non-performance risk is assessed based on the current trading discount of its Tranche B senior secured credit facility as the swap agreements are secured by the same collateral. In addition, the Company routinely monitors and updates its evaluation of counterparty risk, and based on such evaluation has determined that the swap agreements continue to meet the requirements of an effective cash flow hedge. The counterparty to each of the four swap agreements is a bank with a current credit rating at or above A+.

6. Fair Value Measurements, Continued:

The fair value and carrying value of the Company's long-term debt, including current maturities, was as follows at December 31:

(Millions)	2010	2009
Fair value	$7,649.1	$6,340.7
Carrying value	$7,325.8	$6,295.2

The fair value of the corporate bonds was calculated based on quoted market prices of the specific issuances in an active market when available. When an active market is not available for certain bonds and bank notes, the fair market value and revolving line of credit was determined based on bid prices and broker quotes. In calculating the fair market value of the Windstream Holdings of the Midwest, Inc. and Windstream Georgia Communications LLC bonds, an appropriate market price for the same or similar instruments in an active market is used considering credit quality, nonperformance risk and maturity of the instrument.

7. Supplemental Cash Flow Information:

The Company declared and accrued cash dividends of $126.5 million, $109.2 million and $109.9 million during the fourth quarters of 2010, 2009 and 2008, respectively, which were subsequently paid in January of the following year.

On December 2, 2010, the Company issued 20.6 million shares of its common stock with a fair market value of $271.6 million as part of the consideration paid to acquire Q-Comm (see Note 3). Also as part of this transaction, Windstream assumed $266.2 million in long-term debt, including related interest rate swap liabilities, which was subsequently repaid.

On June 1, 2010, the Company issued 26.7 million shares of its common stock with a fair market value of $280.8 million as part of the consideration paid to acquire Iowa Telecom (see Note 3). Also as part of this transaction, Windstream assumed $628.9 million in long-term debt, including related interest rate swap liabilities, which was subsequently repaid.

On February 8, 2010, the Company issued 18.7 million shares of its common stock with a fair market value of $185.0 million as part of the consideration paid to acquire NuVox (see Note 3). Also as part of this transaction, Windstream assumed $281.0 million in long-term debt and related liabilities on existing swap agreements of NuVox, which was subsequently repaid.

On November 10, 2009, the Company issued 9.4 million shares of its common stock with a fair market value of $94.6 million as part of consideration paid to acquire D&E (see Note 3). Also as part of this transaction, Windstream assumed $182.4 million in long-term debt, which was subsequently repaid as required under the change of control provisions of the D&E debt agreement.

8. Employee Benefit Plans and Postretirement Benefits:

Windstream maintains a non-contributory qualified defined benefit pension plan. Prior to establishing the pension plan pursuant to the spin off in 2006, the Company's employees participated in a substantially equivalent plan maintained by Alltel. Future benefit accruals for all eligible nonbargaining employees covered by the pension plan ceased as of December 31, 2005 (December 31, 2010 for employees who had attained age 40 with two years of service as of December 31, 2005). The Company also maintains supplemental executive retirement plans that provide unfunded, non-qualified supplemental retirement benefits to a select group of management employees. Additionally, the Company provides postretirement healthcare and life insurance benefits for eligible employees. Employees share in, and the Company funds, the costs of these plans as benefits are paid.

8. Employee Benefit Plans and Postretirement Benefits, Continued:

The following table reflects the components of pension expense for the years ended December 31, 2010, 2009 and 2008, including provision for executive retirement agreements, and postretirement benefits expense for the years ended December 31:

	Pension Benefits			Postretirement Benefits		
(Millions)	2010	2009	2008	2010	2009	2008
Benefits earned during the year	$ 15.7	$ 13.6	$ 13.2	$ 0.2	$ 0.1	$ 0.3
Interest cost on benefit obligation	60.6	57.8	56.2	5.2	8.4	12.7
Amortization of transition obligation	-	-	-	-	-	0.5
Amortization of net actuarial loss	45.8	71.1	6.1	0.6	-	1.1
Amortization of prior service (credit) cost	(0.1)	(0.1)	(0.1)	(8.3)	(3.2)	0.2
Expected return on plan assets	(60.1)	(50.6)	(76.3)	-	-	-
Net periodic benefit expense (income)	$ 61.9	$ 91.8	$ (0.9)	$ (2.3)	$ 5.3	$ 14.8

As a component of determining its annual pension cost, Windstream amortizes unrecognized gains or losses that exceed 17.5 percent of the greater of the projected benefit obligation or market-related value of plan assets on a straight-line basis over five years. Unrecognized actuarial gains and losses below the 17.5 percent corridor are amortized over the average remaining service life of active employees, which was approximately 10 years for its pension plan during 2010.

As a component of determining its annual postretirement benefits cost, the Company amortizes unrecognized actuarial gains and losses exceeding the 10.0 percent corridor over the lesser of 10 years or the average remaining service life of active employees, which was approximately 10 years for its postretirement benefit plan during 2010. Windstream does not amortize unrecognized actuarial gains and losses below the 10.0 percent corridor.

Actuarial assumptions used to calculate pension and postretirement benefits expense were as follows for the years ended December 31:

	Pension Benefits			Postretirement Benefits		
(Millions)	2010	2009	2008	2010	2009	2008
Discount rate	5.89%	6.18%	6.36%	5.79%	6.11%	6.38%
Expected return on plan assets	8.00%	8.00%	8.00%	8.00%	-	-
Rate of compensation increase	3.44%	3.44%	3.00%	-	-	-

8. Employee Benefit Plans and Postretirement Benefits, Continued:

A summary of plan assets, projected benefit obligation and funded status of the plans, including executive retirement agreements, were as follows at December 31:

	Pension Benefits		Postretirement Benefits	
(Millions)	2010	2009	2010	2009
Fair value of plan assets at beginning of year	$ 784.0	$ 654.0	$ -	$ -
Transfers from qualified plans due to acquisition (a)	12.0	61.4	0.2	-
Actual return on plan assets	95.9	152.0	-	-
Employer contributions	41.7	3.3	8.6	13.0
Participant contributions	-	-	5.0	7.0
Benefits paid (b)	(63.4)	(86.7)	(14.4)	(20.7)
Medicare Part D reimbursement	-	-	0.9	0.7
Fair value of plan assets at end of year	$ 870.2	$ 784.0	$ 0.3	$ -
Projected benefit obligation at beginning of year	$ 1,060.7	$ 945.4	$ 88.6	$ 157.0
Transfers from qualified plans due to acquisition (a)	16.2	73.8	2.6	1.8
Interest cost on projected benefit obligations	60.6	57.8	5.2	8.4
Service costs	15.8	13.5	0.2	0.2
Participant contributions	-	-	5.0	7.0
Plan amendments (c)	-	-	-	(54.8)
Actuarial (gain) loss	74.1	56.9	11.9	(11.0)
Benefits paid	(63.4)	(86.7)	(14.4)	(20.7)
Medicare Part D reimbursement	-	-	0.9	0.7
Projected benefit obligation at end of year	$ 1,164.0	$ 1,060.7	$ 100.0	$ 88.6
Plan assets less than projected benefit obligation recognized in the consolidated balance sheet:				
Current liabilities	$ (0.8)	$ (0.7)	$ (8.0)	$ (10.0)
Noncurrent liabilities	(293.0)	(276.0)	(91.7)	(78.6)
Funded status recognized in the consolidated balance sheets	$ (293.8)	$ (276.7)	$ (99.7)	$ (88.6)
Amounts recognized in accumulated other comprehensive income (loss):				
Net actuarial loss	$ (312.7)	$ (318.9)	$ (20.9)	$ (7.8)
Prior service credits	1.0	1.1	82.8	89.6
Net amount recognized in accumulated other comprehensive income (loss)	$ (311.7)	$ (317.8)	$ 61.9	$ 81.8

(a) In conjunction with the acquisition of Iowa Telecom on June 1, 2010, the Company assumed certain obligations related to a non-contributory qualified pension plan and postretirement benefit plan formerly sponsored by Iowa Telecom. As a result, Windstream recognized additional net pension and postretirement benefit obligations of $4.2 million and approximately $2.4 million, respectively, which are included in other liabilities in the accompanying consolidated balance sheet. The Iowa Telecom plans were merged into the Windstream pension and postretirement employee benefit plans effective December 31, 2010. In conjunction with the acquisition of D&E on November 10, 2009, the Company assumed certain obligations related to a non-contributory qualified pension plan and postretirement benefit plan formerly sponsored by D&E. As a result Windstream recognized additional net pension and postretirement benefit obligations of $12.4 million and approximately $1.8 million, respectively, as of November 10, 2009, which are included in other liabilities in the accompanying consolidated balance sheet. The D&E plans were merged into the Windstream pension and postretirement employee benefit plans effective December 31, 2009.

(b) During both periods of 2010 and 2009, pension benefits paid from Company assets totaled $0.7 million respectively. All postretirement benefits in both years were paid from Company assets.

8. Employee Benefit Plans and Postretirement Benefits, Continued:

(c) During 2009, Windstream amended certain of its postretirement medical and life insurance plans to replace post-65 Medicare supplement plans with a portfolio of individual post-65 products including various Medigap, Part D Prescription Drug Plan and a Medicare Advantage plan effective July 1, 2010. In addition, these amendments capped the maximum amount of medical subsidy provided by Windstream to retirees and eliminated dental subsidies and Medicare Part B reimbursement effective January 1, 2010. These amendments were accounted for as plan amendments and reduced Windstream's benefit obligation at December 31, 2009 by $54.8 million, with a corresponding decrease in accumulated other comprehensive loss, net of tax. The reduction in the obligation will be amortized to postretirement benefits expense in accordance with Company policy.

Estimated amounts to be amortized from accumulated other comprehensive income (loss) into net periodic benefit expense (income) in 2011, including executive retirement agreements, are as follows:

(Millions)	Pension Benefits	Postretirement Benefits
Net actuarial loss	$ 42.3	$ 2.1
Prior service credits	$ (0.1)	$ (10.1)

The accumulated benefit obligation of the Company's pension plan was $1,128.5 million, $1,011.3 million and $911.0 million at December 31, 2010, 2009 and 2008, respectively.

Actuarial assumptions used to calculate the projected benefit obligations were as follows for the years ended December 31:

	Pension Benefits		Postretirement Benefits	
	2010	2009	2010	2009
Discount rate	5.31%	5.89%	5.25%	5.79%
Expected return on plan assets	8.00%	8.00%	-	-
Rate of compensation increase	3.44%	3.44%	-	-

In developing the expected long-term rate of return assumption, the Company considered the historical rate of return on plan assets of 9.98 percent since 1975 including periods in which it was sponsored by Alltel, as well as input from its investment advisors. Projected returns by such advisors were based on broad equity and bond indices. The expected long-term rate of return on qualified pension plan assets includes a targeted asset allocation of 55.0 percent to equities, 35.0 percent to fixed income securities, and 10.0 percent to alternative investments, with an aggregate expected long-term rate of return of approximately 8.0 percent.

The Company's pension plan assets are allocated to asset categories based on the specific strategy employed by the asset's investment manager. The asset allocation at December 31, 2010 and 2009 for the Company's pension plan by asset category were as follows:

	Target Allocation	Percentage of Plan Assets	
Asset Category	2011	2010	2009
Equity securities	45.0% - 60.0%	61.1%	53.0%
Fixed income securities	31.0% - 44.0%	34.9%	38.2%
Alternative investments	0.0% - 17.0%	0.2%	-
Money market and other short-term interest bearing securities	0.0% - 3.0%	3.8%	8.8%
		100.0%	100.0%

The Company's investment strategy is to maintain a diversified asset portfolio expected to provide long-term asset growth. Asset allocation decisions reflect the return objectives of the pension plan as well as tolerance for risk, liquidity needs and future funding obligations. The long-term return objective is to satisfy any current funding

8. Employee Benefit Plans and Postretirement Benefits, Continued:

obligations when and as prescribed by law and to keep pace with the growth of the pension plan liabilities. Given the long time horizon for paying out benefits, and the strong financial condition of the Company, the pension plan can accept an average level of risk relative to other similar plans. The liquidity needs of the plan are manageable given that lump sum payments are not available to most participants.

Equity securities include stocks of both large and small capitalization domestic and international companies. Equity securities are expected to provide both diversification and long-term real asset growth. Domestic equities may include modest holdings of non-U.S. equities, purchased by domestic equity managers as long as they are traded in the U.S and denominated in U.S. dollars and both active and passive (index) investment strategies. International equities provide a broad exposure to return opportunities and investment characteristics associated with the world equity markets outside the U.S. The plan's equity holding are diversified by investment style, market capitalization, market or region, and economic sector.

Fixed income securities include securities issued by the U.S. Government and other governmental agencies, asset-backed securities and debt securities issued by domestic and international companies. These securities are expected to provide significant diversification benefits, in terms of asset volatility and pension funding volatility, and a stable source of income.

Alternative investments include both private and public real estate and private equity investments. In addition to attractive diversification benefits, the real estate investments are expected to provide both income and capital appreciation, while the private equity investments are expected to provide return enhancements.

Investments in money market and other short-term interest bearing securities are maintained to provide liquidity for benefit payments with protection of principal being the primary objective.

At its meeting on February 9, 2011, the board of directors approved a measure to allow the plan to make investments in Windstream common stock. Previously, the plan prohibited investment in Windstream common stock. This change allows for the expected 2011 pension contribution of $60.0 million to be made in Windstream common stock.

The fair values of the Company's pension and post retirement benefit plan assets were determined using the following inputs as of December 31, 2010:

		Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	(a) Significant Unobservable Inputs
(Millions)	Fair Value	Level 1	Level 2	Level 3
Domestic equities (b)	$ 366.8	$ 265.6	$ 101.0	$ 0.2
International equities (b)	161.4	84.2	77.2	-
Agency backed bonds (b)	29.4	-	29.4	-
Asset backed securities (b)	1.3	-	1.3	-
Corporate bonds (b)	121.3	-	121.3	-
Government and municipal bonds (b)	14.5	-	14.5	-
Mortgage backed securities (b)	3.5	-	3.5	-
Pooled funds (b)	21.3	-	21.3	-
Derivatives (c)	0.3	0.2	0.1	-
Treasuries (b)	72.2	-	72.2	-
Treasury inflation protected securities (c)	40.7	-	40.7	-
Cash equivalents and other	31.3	2.8	28.5	-
Guaranteed annuity contract (d)	3.3	-	3.3	-
Total investments	$ 867.3	$ 352.8	$ 514.3	$ 0.2
Dividends and interest receivable	5.7			
Pending trades	(2.5)			
Total plan assets	$ 870.5			

8. Employee Benefit Plans and Postretirement Benefits, Continued:

The fair values of the Company's pension plan assets were determined using the following inputs as of December 31, 2009:

(Millions)	Fair Value	Quoted Price in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	(a) Significant Unobservable Inputs Level 3
Domestic equities (b)	$207.7	$147.1	$ 60.1	$0.5
International equities (b)	121.3	56.6	64.7	-
Agency backed bonds (b)	34.7	-	34.7	-
Asset backed securities (b)	19.6	-	19.6	-
Corporate bonds (b)	171.9	-	171.9	-
Government and municipal bonds (b)	9.8	-	9.8	-
Mortgage backed securities (b)	34.8	-	34.8	-
Pooled funds (c)	25.0	-	25.0	-
Treasuries (b)	28.1	-	28.1	-
Treasury inflation protected securities (c)	43.1	-	43.1	-
Cash equivalents and other	88.5	1.0	87.5	-
Guaranteed annuity contract (d)	3.9	-	-	3.9
Total investments	$788.4	$204.7	$579.3	$4.4
Dividends and interest receivable	4.3			
Pending trades	(8.7)			
Total plan assets	$784.0			

(a) Changes in the level 3 investments were inconsequential for the years ended December 31, 2010 and 2009.

(b) Valued at their quoted market price on the last day of the year. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotes or alternative pricing sources with reasonable levels of price transparency.

(c) Valued by reference to the funds' underlying assets and are based on the unit values as reported by the fund manager on the last business day of the year. The underlying assets are mostly comprised of publicly traded equity securities and fixed income securities. These securities are valued at the official closing price of, or the last reported sale prices as of the close of business or, in the absence of any sales, at the latest available bid price.

(d) Based on the value of the underlying contracts adjusted to market value, which recognizes that either long-term assets would have to be sold before contract maturity or new contributions by other contract holders would have to be exchanged for funds being transferred, precluding these contributions from being invested at the current rate of return.

There have been no significant changes in the methodology used to value investments from prior year. The valuation methods used may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the valuation methods are consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Information regarding the healthcare cost trend rate was as follows for the years ended December 31:

	2010	2009
Healthcare cost trend rate assumed for next year	9.00%	9.00%
Rate that the cost trend ultimately declines to	5.00%	5.00%
Year that the rate reaches the terminal rate	2017	2016

8. Employee Benefit Plans and Postretirement Benefits, Continued:

For the year ended December 31, 2010, a one percent increase in the assumed healthcare cost trend rate would increase the postretirement benefit cost by approximately $0.2 million, while a one percent decrease in the rate would reduce the postretirement benefit cost by approximately $0.2 million. As of December 31, 2010, a one percent increase in the assumed healthcare cost trend rate would increase the postretirement benefit obligation by approximately $4.2 million, while a one percent decrease in the rate would reduce the postretirement benefit obligation by approximately $3.5 million.

Estimated future employer contributions, benefit payments, including executive retirement agreements, as follows as of December 31, 2010:

(Millions)	Pension Benefits	Postretirement Benefits
Expected employer contributions in 2011	$ 61.0	$ 8.0
Expected benefit payments:		
2011	$ 68.3	$ 8.0
2012	72.0	7.9
2013	73.3	7.7
2014	75.8	7.5
2015	77.8	7.2
2016 – 2020	413.6	32.0

The expected employer contribution for pension benefits consists of $1.0 million necessary to fund the expected benefit payments related to the unfunded supplemental retirement pension plans and approximately $60.0 million in contributions to avoid certain benefit restrictions. The contribution will be in the form of Windstream common stock, which will allow the Company to preserve cash and manage overall net debt leverage. Future contributions to the plan will depend on various factors including future investment performance, the finalization of funding requirements, changes in future discount rates and changes in the demographics of the population participating in the Company's pension plan. Expected benefit payments include amounts to be paid from the plans or directly from the Company's assets, and exclude amounts that will be funded by participant contributions to the plans.

Effective January 1, 2011, changes to the Windstream Retiree Medical Plan will allow retirees to elect their prescription plan through the UnitedHealthCare Medicare Connector. This change will result in savings for the Company. However, due to the changes, Windstream will no longer be eligible for the Medicare Part D subsidy. The Company expects to receive $0.7 million in Medicare prescription drug subsidies relating to the 2009 and 2010 plan years during 2011.

The Company also sponsors an employee savings plan under section 401(k) of the Internal Revenue Code, which covers substantially all salaried employees and certain bargaining unit employees. Employees may elect to contribute to the plans a portion of their eligible pretax compensation up to certain limits as specified by the plans and by the Internal Revenue Service. Effective January 2009, the Company decreased its matching contribution to employee savings accounts from a maximum of 6 percent to a maximum of 4 percent of employee pretax contributions for employees contributing at least 5 percent. The Company's matching contribution is funded annually. During 2008, the Company made matching contributions of 6 percent of employee pretax contributions. The Company recorded $10.9 million, $8.9 million and $13.2 million in 2010, 2009 and 2008, respectively, related to the employee savings plan, which was included in cost of services and selling, general, administrative and other expenses in the consolidated statements of income.

9. Share-Based Compensation Plans:

Under the Amended and Restated 2006 Equity Incentive Plan (the "Incentive Plan"), the Company may issue a maximum of 20.0 million equity stock awards in the form of restricted stock, restricted stock units, stock appreciation rights or stock options. Restricted stock, restricted stock units and stock appreciation rights were limited to 18.5 million of the total awards issuable under the Incentive Plan. As of December 31, 2010, the Incentive Plan had remaining capacity of 11.4 million awards, of which 9.9 million were issuable in the form of

9. Share-Based Compensation Plans, Continued:

restricted stock, restricted stock units or stock appreciation rights. The cost of each award is determined based on the fair value of the shares on the date of grant, and is fully expensed over the vesting period.

During 2010, 2009 and 2008, the Windstream Board of Directors approved grants of restricted stock to officers, executives, non-employee directors and certain management employees. These grants include the standard annual grants to this employee and director group as a key component of their annual incentive compensation plan and a one-time grant to executive officers, other than the CEO, and select members of executive management. The one-time grant was approved to provide a retention incentive and increase the long-term incentive values toward market values for certain executives. The grant was approved August 3, 2010 and totaled 516,075 shares. The vesting periods and grant date fair value for shares issued was as follows for the years ended December 31:

	2010	2009	2008
(Thousands)	Common Shares	Common Shares	Common Shares
Vest ratably over remaining service period, up to four years (a)	222.4	-	-
Vest ratably over a three-year service period	899.0	966.3	721.2
Vest contingently over a three-year performance period	596.9	677.5	534.1
Vest three years from date of grant, service based	651.3	186.8	6.0
Vest one year from date of grant, service based (b)	72.1	55.2	43.6
Total granted	2,441.7	1,885.8	1,304.9
Grant date fair value (Millions)	$ 26.2	$ 16.5	$ 14.3

(a) In conjunction with the acquisition of Iowa Telecom, Windstream granted 222,400 restricted shares to former Iowa Telecom employees to replace outstanding unvested Iowa Telecom restricted shares held by these same employees as of acquisition date. The vesting provisions of the original grants were retained, including provisions requiring accelerated vesting upon an involuntary termination following a change of control.

(b) Represents shares granted to non-employee directors.

For performance based shares granted in 2010 the operating targets for the first vesting period were approved by the Board of Directors in February 2010. For the performance based shares granted in 2009, the operating targets for the first and second vesting period were approved by the Board of Directors in February 2009 and 2010, respectively. For performance based shares granted in 2008, the operating targets for the first, second and third vesting period were approved by the Board of Directors in February 2008, 2009 and 2010, respectively. For 2010 and measurement periods prior, each of the operating targets was met by the end of their respective measurement periods.

Restricted share activity for the year ended December 31, 2010 was as follows:

	(Thousands) Number of Shares	Weighted Average Fair Value Per Share
Non-vested at December 31, 2009	2,890.7	$ 9.90
Granted	2,441.7	10.73
Vested	(1,393.9)	10.69
Forfeited	(104.8)	10.49
Non-vested at December 31, 2010	3,833.7	$10.13

At December 31, 2010, unrecognized compensation expense totaled $21.3 million and is expected to be recognized over the weighted average vesting period of 1.4 years. Unrecognized compensation expense is included in additional paid-in capital in the accompanying consolidated balance sheets and statements of shareholders' equity. The total fair value of shares vested during 2010, 2009 and 2008 was $14.9 million, $27.5 million and $12.3 million, respectively. Share-based compensation expense was $17.0 million, $17.4 million and $18.1 million for 2010, 2009 and 2008, respectively.

10. Merger, Integration and Restructuring Charges:

Costs triggered by strategic transactions, including transaction, rebranding and system conversion costs are unpredictable by nature and primarily include charges for accounting, legal, broker fees, employee transition costs and other miscellaneous costs associated with the completed acquisitions of the acquired businesses. These costs are considered indirect or general and are expensed when incurred in accordance with authoritative guidance on business combinations. Restructuring charges, consisting primarily of severance and employee benefit costs, are triggered by the Company's continued evaluation of its operating structure and identification of opportunities for increased operational efficiency and effectiveness.

The following is a summary of the merger, integration and restructuring charges recorded for the years ended December 31:

(Millions)	2010	2009	2008 (f)
Merger and integration costs			
Transaction costs associated with acquisitions (a)	$41.2	$11.4	$ 0.1
Employee related transition costs (b)	26.7	8.6	-
Computer system and conversion costs (c)	4.2	1.6	6.1
Signage and other rebranding costs (d)	5.2	0.7	-
Total merger and integration costs	77.3	22.3	6.2
Restructuring charges (e)	7.7	9.3	8.5
Total merger, integration and restructuring charges	$85.0	$31.6	$14.7

(a) During 2010, the Company incurred acquisition related costs for accounting, legal, broker fees and other miscellaneous costs associated with the acquisitions of the Acquired Companies, D&E and Lexcom. During 2009, the Company incurred acquisition related costs for accounting, legal, broker fees and other miscellaneous costs associated with the acquisitions of D&E, Lexcom, NuVox and Iowa Telecom. These costs are considered indirect or general and are expensed when incurred in accordance with authoritative guidance on business combinations.

(b) During 2010, the Company incurred $26.7 million in employee transition costs, primarily severance related in conjunction with the integration of D&E, Lexcom, NuVox and Iowa Telecom. During 2009, the Company incurred $8.2 million and $0.4 million in employee transition costs, primarily severance related, for D&E and Lexcom, respectively.

(c) During 2010, the Company incurred $4.2 million in system conversion costs related to the acquisitions of the Acquired Companies. During 2008, the Company incurred $6.1 million in system conversion costs related to the acquisition of CTC. Of these charges, $5.4 million represented a non-cash charge to abandon certain software acquired from CTC.

(d) During 2010, the Company incurred $5.2 million in signage and other branding costs related to the acquisitions of the Acquired Companies.

(e) During 2010, Windstream recognized $7.7 million in severance and employee benefit costs primarily related to identified opportunities for increased operational efficiency and effectiveness. This resulted from the Company's offering of a voluntary workforce reduction program during the fourth quarter of 2010. During 2009, the Company incurred $9.3 million in restructuring costs from an announced workforce reduction in the third quarter of 2009 to realign certain information technology, network operations and business sales functions. In 2008, the Company incurred $8.5 million in restructuring costs from an announced workforce reduction in the fourth quarter of 2008 to realign certain information technology, network operations and business sales functions.

(f) An additional $0.8 million in non-cash merger and integrations costs incurred in 2008 associated with the wireless business are included in discontinued operations.

Merger, integration and restructuring charges decreased net income $59.1 million, $19.4 million and $9.0 million for the years ended December 31, 2010, 2009 and 2008, respectively, giving consideration to tax benefits on deductible items.

10. Merger, Integration and Restructuring Charges, Continued:

The following is a summary of the activity related to the liabilities associated with the Company's merger, integration and restructuring charges at December 31:

(Millions)	2010	2009
Balance, beginning of period	$ 6.6	$ 8.3
Merger, integration and restructuring charges	85.0	31.6
Cash outlays during the period	(81.1)	(33.3)
Balance, end of period	$ 10.5	$ 6.6

As of December 31, 2010, Other current liabilities included the remaining liability of $10.5 million for accrued merger, integration and restructuring charges. This included $8.8 million of accrued severance costs primarily associated with the integration of the Acquired Companies. The severance and related employee costs will be paid as positions are eliminated. Each of these payments will be funded through operating cash flows.

11. Comprehensive Income:

Comprehensive income was as follows for the years ended December 31:

(Millions)	2010	2009	2008
Net income	$ 310.7	$ 334.5	$ 412.7
Other comprehensive income (loss):			
Defined benefit pension plans:			
Prior service cost arising during the period	-	-	(0.2)
Net actuarial gain (loss) arising during the period	(39.6)	44.5	(394.9)
Amounts included in net periodic benefit cost:			
Amortization of net actuarial loss	45.8	71.1	6.1
Amortization of prior service credit	(0.1)	(0.2)	(0.1)
Income tax benefit (expense)	(3.3)	(44.3)	148.0
Change in pension plan	2.8	71.1	(241.1)
Postretirement plan:			
Transition asset arising during the period	-	-	3.5
Prior service credit arising during the period	1.5	54.8	48.6
Net actuarial gain (loss) arising during the period	(13.0)	11.0	8.8
Amounts included in net periodic benefit cost:			
Amortization of transition obligation	-	-	0.5
Amortization of net actuarial loss	0.6	-	1.1
Amortization of prior service cost	(8.3)	(3.2)	0.2
Income tax expense	2.9	(25.8)	(16.1)
Change in postretirement plan	(16.3)	36.8	46.6
Change in employee benefit plans	(13.5)	107.9	(194.5)
Interest rate swaps:			
Unrealized holding gain (loss) on designated interest rate swaps	3.1	33.6	(63.8)
Amortization and reclassification of losses included in earnings on dedesignated swap instruments	4.9	-	-
Income tax (expense) benefit	(3.1)	(13.2)	24.7
Unrealized holding gains (losses) on interest rate swaps	4.9	20.4	(39.1)
Comprehensive income	$ 302.1	$ 462.8	$ 179.1

Accumulated other comprehensive loss balances, net of tax, were as follows for the years ended December 31:

(Millions)	2010	2009	2008
Pension and postretirement plans	$ (153.9)	$ (140.4)	$ (248.3)
Unrealized holding losses on interest rate swaps			
Designated portion	3.5	(66.5)	(86.9)
Undesignated portion	(66.5)	(1.4)	(1.4)
Accumulated other comprehensive loss	$ (216.9)	$ (208.3)	$ (336.6)

12. Income Taxes:

Income tax expense was as follows for the years ended December 31:

(Millions)	2010	2009	2008
Current:			
Federal	$ 71.3	$ 120.2	$ 136.8
State and other	(0.8)	10.8	30.4
	70.5	131.0	167.2
Deferred:			
Federal	103.5	57.4	98.9
State and other	20.4	22.7	17.1
	123.9	80.1	116.0
Income tax expense	$194.4	$ 211.1	$ 283.2

Deferred income tax expense for all three years primarily resulted from temporary differences between depreciation and amortization expense for income tax purposes and depreciation and amortization expense recorded in the consolidated financial statements. Goodwill is not amortized for financial statement purposes in accordance with authoritative guidance on goodwill and other intangible assets.

Differences between the federal income tax statutory rates and effective income tax rates, which include both federal and state income taxes, were as follows for the years ended December 31:

	2010	2009	2008
Statutory federal income tax rates	35.0%	35.0%	35.0%
Increase (decrease)			
State income taxes, net of federal benefit	2.5	2.4	2.3
Adjustment of deferred taxes for legal entity restructuring	-	-	2.0
Adjust deferred taxes for state net operating loss carryforward	-	1.6	-
Nondeductible transaction costs	1.2	0.4	-
Other items, net	(0.2)	(0.7)	0.1
Effective income tax rates	38.5%	38.7%	39.4%

The significant components of the net deferred income tax liability (asset) were as follows at December 31:

(Millions)	2010	2009
Property, plant and equipment	$ 985.8	$ 890.4
Goodwill and other intangible assets	1,104.2	747.2
Operating loss carryforward	(194.7)	(95.8)
Postretirement and other employee benefits	(124.6)	(144.6)
Unrealized holding loss and interest swaps	(39.1)	(42.0)
Deferred compensation	(5.6)	(12.9)
Deferred debt costs	(7.2)	(9.2)
Other, net	(24.8)	(7.2)
	1,694.0	1,325.9
Valuation allowance	28.8	24.4
Deferred income taxes, net	$ 1,722.8	$ 1,350.3
Deferred tax assets	$ 498.2	$ 381.3
Deferred tax liabilities	2,221.0	1,731.6
Deferred income taxes, net	$ 1,722.8	$ 1,350.3

At December 31, 2010 and 2009, the Company had federal net operating loss carryforwards of approximately \$356.4 million and \$137.7 million, respectively, which expire in varying amounts through 2029. These loss carryforwards were initially acquired in conjunction with the Company's merger with Valor. The 2010 increase

12. Income Taxes, Continued:

is primarily associated with loss carryforwards acquired in conjunction with the Company's mergers with NuVox and Iowa Telecom offset by amounts utilized for the year. At December 31, 2010 and 2009, the Company had state net operating loss carryforwards of approximately $1,053.4 million and $714.5 million, respectively, which expire annually in varying amounts through 2029. These loss carryforwards were initially acquired in conjunction with the Company's mergers with Valor, CTC, D&E and Lexcom. The 2010 increase is primarily associated with loss carryforwards acquired in conjunction with the Company's mergers with Nuvox, Iowa Telecom and Q-Comm. The Company is limited in its ability to use the state loss carryforwards for CTC, D&E, Lexcom, NuVox and Q-Comm due to expected future taxable income. As a result, a portion of these loss carryforwards will likely not be utilized before they expire. The Company establishes valuation allowances when necessary to reduce deferred tax assets to amounts expected to be realized. As of December 31, 2010 and 2009, the Company recorded a valuation allowance of $28.8 million and $24.4 million, respectively, related to state loss carryforwards, which are expected to expire and not be utilized. The 2010 increase in the valuation allowance is primarily associated with the acquisition of certain state net operating losses from NuVox and Q-Comm and was recorded with an offset through goodwill. At December 31, 2010 and 2009, the Company had state tax credit carryforwards of approximately $20.7 million and $15.1 million, respectively. The 2010 increase is primarily associated with state credit carryforwards acquired in conjunction with the Company's merger with NuVox and Iowa Telecom.

13. Commitments and Contingencies:

Lease Commitments – Minimum rental commitments for all non-cancelable operating leases, consisting principally of leases for network facilities, real estate, office space and office equipment were as follows as of December 31, 2010:

Year	(Millions)
2011	$ 76.9
2012	58.8
2013	41.8
2014	29.5
2015	17.5
Thereafter	28.8
Total	$ 253.3

Rental expense totaled $61.4 million, $29.6 million and $25.3 million in 2010, 2009 and 2008, respectively.

Litigation – The Company is party to various legal proceedings. Although the ultimate resolution of these various proceedings cannot be determined at this time, management of the Company does not believe that such proceedings, individually or in the aggregate, will have a material adverse effect on the future consolidated results of income, cash flows or financial condition of the Company.

In addition, management of the Company is currently not aware of any environmental matters that, individually or in the aggregate, would have a material adverse effect on the consolidated financial condition or results of operations of the Company.

14. Business Segments:

Windstream is organized based on the services and products that it offers. Under this organizational structure, its operations consists of its wireline segment.

15. Supplemental Guarantor Information:

In connection with the issuance of the 2013 Notes, the 2016 Notes, the 2017 Notes, the 2018 Notes, the 2019 Notes and the 2020 Notes ("the guaranteed notes"), certain of the Company's wholly-owned subsidiaries (the "Guarantors"), including all former subsidiaries of Valor, provide guarantees of those debentures. These guarantees are full and unconditional as well as joint and several. Certain Guarantors may be subject to restrictions on their ability to distribute earnings to the Company. The remaining subsidiaries (the "Non-

15. Supplemental Guarantor Information, Continued:

Guarantors") of Windstream are not guarantors of the guaranteed notes. Following the acquisitions of acquired businesses, the guaranteed notes were amended to include certain subsidiaries of the acquired businesses as guarantors.

The following information presents condensed consolidated and combined statements of income for the years ended December 31, 2010, 2009 and 2008, condensed consolidated balance sheets as of December 31, 2010 and 2009, and condensed consolidated and combined statements of cash flows for the years ended December 31, 2010, 2009 and 2008 of the parent company, the Guarantors and the Non-Guarantors. Investments consist of investments in net assets of subsidiaries held by the parent company and other subsidiaries, and have been presented using the equity method of accounting.

	Condensed Consolidated Statement of Income For the Year Ended December 31, 2010				
(Millions)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues and sales:					
Service revenues	$ -	$942.8	$2,695.5	$ (15.4)	$3,622.9
Product sales	-	42.4	46.7	-	89.1
Total revenues and sales	-	985.2	2,742.2	(15.4)	3,712.0
Costs and expenses:					
Cost of services	-	305.6	1,035.4	(11.2)	1,329.8
Cost of products sold	-	39.5	35.4	-	74.9
Selling, general, administrative and other	-	97.5	405.1	(4.2)	498.4
Depreciation and amortization	-	273.7	419.9	-	693.6
Merger, integration and restructuring	-	1.6	83.4	-	85.0
Total costs and expenses	-	717.9	1,979.2	(15.4)	2,681.7
Operating income	-	267.3	763.0	-	1,030.3
Earnings (losses) from consolidated subsidiaries	573.0	81.0	6.0	(660.0)	-
Other income (expense), net	(2.2)	175.6	(176.9)	-	(3.5)
Intercompany interest income (expense)	120.9	(63.0)	(57.9)	-	-
Interest expense	(514.0)	(6.5)	(1.2)	-	(521.7)
Income before income taxes	177.7	454.4	533.0	(660.0)	505.1
Income taxes (benefit)	(133.0)	133.6	193.8	-	194.4
Net income	$ 310.7	$320.8	$ 339.2	$(660.0)	$ 310.7

15. Supplemental Guarantor Information, Continued:

	Condensed Consolidated Statement of Income For the Year Ended December 31, 2009				
(Millions)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues and sales:					
Service revenues	$ -	$746.2	$2,131.1	$ (4.5)	$2,872.8
Product sales	-	74.4	49.4	-	123.8
Total revenues and sales	-	820.6	2,180.5	(4.5)	2,996.6
Costs and expenses:					
Cost of services	-	237.9	779.2	(2.6)	1,014.5
Cost of products sold	-	66.6	40.9	-	107.5
Selling, general, administrative and other	-	84.7	265.5	(1.9)	348.3
Depreciation and amortization	-	191.1	346.7	-	537.8
Merger, integration and restructuring	-	1.4	30.2	-	31.6
Total costs and expenses	-	581.7	1,462.5	(4.5)	2,039.7
Operating income	-	238.9	718.0	-	956.9
Earnings (losses) from consolidated subsidiaries	574.9	55.7	1.8	(632.4)	-
Other income (expense), net	1.0	111.1	(113.2)	-	(1.1)
Intercompany interest income (expense)	36.4	(15.2)	(21.2)	-	-
Interest expense	(401.8)	(6.2)	(2.2)	-	(410.2)
Income before income taxes	210.5	384.3	583.2	(632.4)	545.6
Income taxes (benefit)	(124.0)	104.9	230.2	-	211.1
Net income	$ 334.5	$279.4	$ 353.0	$(632.4)	$ 334.5

	Condensed Consolidated Statement of Income For the Year Ended December 31, 2008				
(Millions)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues and sales:					
Service revenues	$ -	$759.3	$2,234.6	$ (5.0)	$2,988.9
Product sales	-	124.1	58.5	-	182.6
Total revenues and sales	-	883.4	2,293.1	(5.0)	3,171.5
Costs and expenses:					
Cost of services	-	232.0	782.0	(3.3)	1,010.7
Cost of products sold	-	115.6	54.2	-	169.8
Selling, general, administrative and other	-	97.1	255.8	(1.7)	351.2
Depreciation and amortization	-	169.9	322.8	-	492.7
Merger, integration and restructuring	-	1.9	12.8	-	14.7
Total costs and expenses	-	616.5	1,427.6	(5.0)	2,039.1
Operating income	-	266.9	865.5	-	1,132.4
Earnings (losses) from consolidated subsidiaries	701.3	69.4	(0.1)	(770.6)	-
Other income (expense), net	(4.1)	8.0	(1.8)	-	2.1
Intercompany interest income (expense)	(42.4)	(13.7)	56.1	-	-
Interest expense	(407.4)	(6.4)	(2.6)	-	(416.4)
Income from continuing operations before income taxes	247.4	324.2	917.1	(770.6)	718.1
Income taxes (benefit)	(165.3)	102.0	346.5	-	283.2
Income from continuing operations	412.7	222.2	570.6	(770.6)	434.9
Discontinued operations	-	-	(22.2)	-	(22.2)
Net income	$ 412.7	$222.2	$ 548.4	$(770.6)	$ 412.7

15. Supplemental Guarantor Information, Continued:

	Condensed Consolidated Balance Sheet As of December 31, 2010				
(Millions)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 4.1	$ 8.4	$ 29.8	$ -	$ 42.3
Accounts receivable (less allowance for doubtful accounts of $27.8)	-	106.6	268.5	(1.2)	373.9
Inventories	-	44.3	8.2	-	52.5
Deferred income taxes	14.1	25.5	5.2	-	44.8
Prepaid income taxes	62.9	-	-	-	62.9
Prepaid expenses and other	3.1	24.7	32.9	-	60.7
Assets held for sale	-	50.6	-	-	50.6
Total current assets	84.2	260.1	344.6	(1.2)	687.7
Investments in consolidated subsidiaries	10,501.9	1,260.3	321.2	(12,083.4)	-
Goodwill and other intangibles, net	-	3,930.0	1,812.5	-	5,742.5
Net property, plant and equipment	7.6	1,462.0	3,303.1	-	4,772.7
Other assets	76.9	357.2	52.4	(335.7)	150.8
Total Assets	$ 10,670.6	$ 7,269.6	$ 5,833.8	$ (12,420.3)	$ 11,353.7
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ 128.3	$ 0.7	$ 11.4	$ (1.2)	$ 139.2
Current portion of interest rate swaps	35.4	-	-	-	35.4
Accounts payable	0.6	71.3	79.4	-	151.3
Affiliates payable, net	2,233.6	284.2	(2,517.8)	-	-
Advance payments and customer deposits	-	22.3	123.5	-	145.8
Accrued dividends	126.5	-	-	-	126.5
Accrued taxes	0.5	35.2	45.5	-	81.2
Accrued interest	171.3	2.3	0.3	-	173.9
Other current liabilities	27.4	28.5	76.3	-	132.2
Total current liabilities	2,723.6	444.5	(2,181.4)	(1.2)	985.5
Long-term debt	7,063.0	100.4	358.9	(335.7)	7,186.6
Deferred income taxes	(57.7)	957.6	867.7	-	1,767.6
Other liabilities	111.1	28.2	444.1	-	583.4
Total liabilities	9,840.0	1,530.7	(510.7)	(336.9)	10,523.1
Commitments and Contingencies (See Note 13)					
Shareholders' Equity:					
Common stock	0.1	40.8	83.1	(123.9)	0.1
Additional paid-in capital	833.3	5,083.4	3,161.9	(8,245.3)	833.3
Accumulated other comprehensive loss	(216.9)	4.1	(160.9)	156.8	(216.9)
Retained earnings	214.1	610.6	3,260.4	(3,871.0)	214.1
Total shareholders' equity	830.6	5,738.9	6,334.5	(12,083.4)	830.6
Total Liabilities and Shareholders' Equity	$ 10,670.6	$ 7,269.6	$ 5,833.8	$ (12,420.3)	$ 11,353.7

15. Supplemental Guarantor Information, Continued:

	Condensed Consolidated Balance Sheet As of December 31, 2009				
(Millions)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets					
Current Assets:					
Cash and cash equivalents	$ 1,046.5	$ 1.2	$ 15.2	$ -	$ 1,062.9
Accounts receivable (less allowance for doubtful accounts of $18.5)	0.2	97.3	199.0	(4.8)	291.7
Inventories	-	17.1	9.0	-	26.1
Deferred income taxes	15.6	0.7	5.4	-	21.7
Prepaid income taxes	16.3	-	-	-	16.3
Prepaid expenses and other	3.5	4.8	29.0	-	37.3
Total current assets	1,082.1	121.1	257.6	(4.8)	1,456.0
Investments in consolidated subsidiaries	8,385.3	1,012.2	321.6	(9,719.1)	-
Goodwill and other intangibles, net	0.1	2,109.0	1,488.6	-	3,597.7
Net property, plant and equipment	7.6	1,073.5	2,911.5	-	3,992.6
Other assets	60.4	350.5	23.9	(335.7)	99.1
Total Assets	$ 9,535.5	$ 4,666.3	$ 5,003.2	$ (10,059.6)	$ 9,145.4
Liabilities and Shareholders' Equity					
Current Liabilities:					
Current maturities of long-term debt	$ 13.7	$ -	$ 14.9	$ (4.8)	$ 23.8
Current portion of interest rate swaps	45.8	-	-	-	45.8
Accounts payable	0.1	21.4	99.2	-	120.7
Affiliates payable, net	2,735.4	124.6	(2,860.0)	-	-
Advance payments and customer deposits	-	4.5	90.7	-	95.2
Accrued dividends	109.2	-	-	-	109.2
Accrued taxes	(14.3)	26.0	48.9	-	60.6
Accrued interest	153.7	1.7	0.6	-	156.0
Other current liabilities	21.0	11.1	65.9	-	98.0
Total current liabilities	3,064.6	189.3	(2,539.8)	(4.8)	709.3
Long-term debt	6,140.7	99.6	366.8	(335.7)	6,271.4
Deferred income taxes	(45.9)	635.0	782.9	-	1,372.0
Other liabilities	115.4	15.2	401.4	-	532.0
Total liabilities	9,274.8	939.1	(988.7)	(340.5)	8,884.7
Commitments and Contingencies (See Note 13)					
Shareholders' Equity:					
Common stock	-	41.4	82.4	(123.8)	-
Additional paid-in capital	83.6	3,296.8	3,150.4	(6,447.2)	83.6
Accumulated other comprehensive loss	(208.3)	(2.8)	(140.3)	143.1	(208.3)
Retained earnings	385.4	391.8	2,899.4	(3,291.2)	385.4
Total shareholders' equity	260.7	3,727.2	5,991.9	(9,719.1)	260.7
Total Liabilities and Shareholders' Equity	$ 9,535.5	$ 4,666.3	$ 5,003.2	$ (10,059.6)	$ 9,145.4

15. Supplemental Guarantor Information, Continued:

	Condensed Consolidated Statement of Cash Flows For the Year Ended December 31, 2010				
(Millions)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash Provided from Operations:					
Net income	$ 310.7	$ 320.8	$ 339.2	$(660.0)	$ 310.7
Adjustments to reconcile net income to net cash provided from operations:					
Depreciation and amortization	-	273.7	419.9	-	693.6
Provision for doubtful accounts	-	11.0	37.9	-	48.9
Equity in (earnings) losses from subsidiaries	(573.0)	(81.0)	(6.0)	660.0	-
Stock-based compensation expense	-	2.6	14.4	-	17.0
Pension expense	-	9.4	52.5	-	61.9
Deferred taxes	(13.4)	50.1	83.7	-	120.4
Other, net	15.9	6.7	(6.0)	-	16.6
Pension contribution	(41.7)	-	-	-	(41.7)
Changes in operating assets and liabilities, net	(377.3)	442.7	(198.3)	-	(132.9)
Net cash provided from operations	(678.8)	1,036.0	737.3	-	1,094.5
Cash Flows from Investing Activities:					
Additions to property, plant and equipment	-	(107.5)	(307.7)	-	(415.2)
Acquisition of NuVox, net of cash acquired	(198.4)	-	-	-	(198.4)
Acquisition of Iowa Telecom, net of cash acquired	(253.6)	-	-	-	(253.6)
Acquisition of Hosted Solutions, net of cash acquired	(312.8)	-	-	-	(312.8)
Acquisition of Q-Comm, net of cash acquired	(279.1)	-	-	-	(279.1)
Other, net	(1.7)	3.0	0.3	-	1.6
Net cash from (used in) investing activities	(1,045.6)	(104.5)	(307.4)	-	(1,457.5)
Cash Flows from Financing Activities:					
Dividends paid on common shares	(464.6)	-	-	-	(464.6)
Dividends received from (paid to) subsidiaries	152.4	(17.1)	(135.3)	-	-
Repayment of debt	(528.9)	(909.9)	(276.2)	-	(1,715.0)
Proceeds of debt issuance, net of discount	1,562.0	-	-	-	1,562.0
Debt issuance costs	(21.8)	-	-	-	(21.8)
Other, net	(17.1)	2.7	(3.8)	-	(18.2)
Net cash used in financing activities	682.0	(924.3)	(415.3)	-	(657.6)
Increase (decrease) in cash and cash equivalents	(1,042.4)	7.2	14.6	-	(1,020.6)
Cash and Cash Equivalents:					
Beginning of period	1,046.5	1.2	15.2	-	1,062.9
End of period	$ 4.1	$ 8.4	$ 29.8	$ -	$ 42.3

15. Supplemental Guarantor Information, Continued:

(Millions)	Condensed Consolidated Statement of Cash Flows For the Year Ended December 31, 2009				
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash Provided from Operations:					
Net income	$ 334.5	$ 279.4	$ 353.0	$ (632.4)	$ 334.5
Adjustments to reconcile net income to net cash provided from operations:					
Depreciation and amortization	-	191.1	346.7	-	537.8
Provision for doubtful accounts	-	10.4	33.6	-	44.0
Equity in (earnings) losses from subsidiaries	(574.9)	(55.7)	(1.8)	632.4	-
Stock-based compensation expense	-	2.0	15.4	-	17.4
Pension expense	-	26.3	65.5	-	91.8
Deferred taxes	40.4	36.9	19.5	-	96.8
Other, net	4.6	1.0	5.7	-	11.3
Pension contribution	(3.3)	-	-	-	(3.3)
Changes in operating assets and liabilities, net	602.0	146.0	(757.5)	-	(9.5)
Net cash provided from operations	403.3	637.4	80.1	-	1,120.8
Cash Flows from Investing Activities:					
Additions to property, plant and equipment	-	(71.1)	(227.0)	-	(298.1)
Acquisition of D&E, net of cash acquired	(56.6)	-	-	-	(56.6)
Acquisition of Lexcom, net of cash acquired	(138.7)	-	-	-	(138.7)
Other, net	-	0.6	-	-	0.6
Net cash from (used in) investing activities	(195.3)	(70.5)	(227.0)	-	(492.8)
Cash Flows from Financing Activities:					
Dividends paid on common shares	(437.4)	-	-	-	(437.4)
Dividends received from (paid to) subsidiaries	224.7	(43.5)	(181.2)	-	-
Stock repurchase	(121.3)	-	-	-	(121.3)
Repayment of debt	(163.9)	(182.7)	(10.0)	-	(356.6)
Proceeds of debt issuance, net of discount	1,083.6	-	-	-	1,083.6
Debt issuance costs	(33.8)	-	-	-	(33.8)
Other, net	3.8	(340.5)	340.5	-	3.8
Net cash used in financing activities	555.7	(566.7)	149.3	-	138.3
Increase (decrease) in cash and cash equivalents	763.7	0.2	2.4	-	766.3
Cash and Cash Equivalents:					
Beginning of period	282.8	1.0	12.8	-	296.6
End of period	$ 1,046.5	$ 1.2	$ 15.2	$ -	$ 1,062.9

15. Supplemental Guarantor Information, Continued:

	Condensed Consolidated Statement of Cash Flows For the Year Ended December 31, 2008				
(Millions)	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash Provided from Operations:					
Net income	$ 412.7	$ 222.2	$ 548.4	$ (770.6)	$ 412.7
Adjustments to reconcile net income to net cash provided from operations:					
Loss on sale of wireless business	-	-	21.3	-	21.3
Depreciation and amortization	-	169.5	325.0	-	494.5
Provision for doubtful accounts	-	6.9	31.8	-	38.7
Equity in (earnings) losses from subsidiaries	(701.3)	(69.4)	0.1	770.6	-
Stock-based compensation expense	-	2.5	15.6	-	18.1
Pension expense	-	(0.3)	(0.6)	-	(0.9)
Deferred taxes	(24.0)	47.9	86.1	-	110.0
Other, net	12.3	0.5	20.1	-	32.9
Pension contribution	(0.8)	-	-	-	(0.8)
Changes in operating assets and liabilities, net	771.0	(266.1)	(551.0)	-	(46.1)
Net cash provided from operations	469.9	113.7	496.8	-	1,080.4
Cash Flows from Investing Activities:					
Additions to property, plant and equipment	-	(79.3)	(238.2)	-	(317.5)
Disposition of wireless business	56.7	-	-	-	56.7
Disposition of acquired assets held for sale	-	17.8	-	-	17.8
Other, net	-	3.4	6.5	-	9.9
Net cash provided from (used in) investing activities	56.7	(58.1)	(231.7)	-	(233.1)
Cash Flows from Financing Activities:					
Dividends paid on common shares	(445.2)	-	-	-	(445.2)
Dividends received from (paid to) subsidiaries	320.3	(53.7)	(266.6)	-	-
Stock repurchase	(200.3)	-	-	-	(200.3)
Repayment of debt	(344.0)	(0.3)	(10.0)	-	(354.3)
Proceeds of debt issuance, net of discount	380.0	-	-	-	380.0
Other, net	(1.8)	(1.8)	0.7	-	(2.9)
Net cash used in financing activities	(291.0)	(55.8)	(275.9)	-	(622.7)
Increase (decrease) in cash and cash equivalents	235.6	(0.2)	(10.8)	-	224.6
Cash and Cash Equivalents:					
Beginning of period	47.2	1.2	23.6	-	72.0
End of period	$ 282.8	$ 1.0	$ 12.8	$ -	$ 296.6

16. Subsequent Events:

On January 24, 2011, Windstream completed the private placement of an additional $200.0 million in aggregate principal amount of 7.750 percent senior unsecured notes due October 15, 2020 at 103 percent to yield 7.23 percent (the "2020 Notes"). Proceeds from the private placement will be used, together with borrowings under our revolving line of credit, to retire the Valor Debt, which is estimated to total approximately $424.0 million, after including accrued and unpaid interest on the notes, together with related fees and expenses due to early retirement of the debt. The carrying value as of December 31, 2010 was $406.5 million. The private placement resulted in an extension of the maturity date for $200.0 million associated with the Valor Debt that was previously due to mature on February 15, 2015.

On February 7, 2011, Windstream announced the expiration of its previously announced tender offer to purchase for cash any and all of the $400 million in aggregate outstanding principal amount of the Valor Debt. The tender

16. Subsequent Events, Continued:

offer for the Valor Debt expired on February 4, 2011 (the "Expiration Date"). As of the Expiration Date, Windstream had received tenders with respect to $151.6 million in aggregate principal amount of the debt (approximately 37.9 percent of the outstanding aggregate principal amount of the notes). Windstream paid $151.4 million in aggregate principal amount of such notes on January 24, 2011. Windstream paid for the remaining notes validly tendered prior to the Expiration Date on February 7, 2011. Windstream intends to redeem the remaining $248.4 million in aggregate principal amount of outstanding notes that were not tendered by the Expiration Date on February 23, 2011.

On February 9, 2011, Windstream declared a dividend of 25 cents per share on the Company's common stock, which is payable on April 15, 2011 to shareholders of record on March 31, 2011.

17. Quarterly Financial Information – (Unaudited):

	For the year ended December 31, 2010				
(Millions, except per share amounts)	Total	4th	3rd	2nd	1st
Revenues and sales	$3,712.0	$981.0	$965.8	$917.3	$847.9
Operating income	$1,030.3	$259.1	$270.2	$254.2	$246.8
Net income	$ 310.7	$ 72.4	$ 85.2	$ 79.0	$ 74.1
Basic and diluted earnings per share:					
Net income	$.66	$.15	$.18	$.17	$.17

	For the year ended December 31, 2009				
(Millions, except per share amounts)	Total	4th	3rd	2nd	1st
Revenues and sales	$2,996.6	$ 754.4	$ 734.3	$ 752.9	$ 755.0
Operating income	$ 956.9	$ 234.5	$ 225.4	$ 244.4	$ 252.6
Net income	$ 334.5	$ 75.5	$ 80.0	$ 90.8	$ 88.2
Basic and diluted earnings per share:					
Net income	$.76	$.17	$.18	$.21	$.20

Notes to Quarterly Financial Information:

Significant events affecting Windstream's historical operating trends in the quarterly periods were as follows:

- Windstream completed the acquisitions of NuVox, Iowa Telecom, Hosted Solutions and Q-Comm on February 8, 2010, June 1, 2010, December 1, 2010 and December 2, 2010, respectively. The operating results from these businesses are included in the Company's results for periods subsequent to their acquisitions (see Note 3).

- Windstream completed the acquisitions of D&E and Lexcom on November 10, 2009 and December 1, 2009, respectively. The operating results from these businesses are included in the Company's results for periods subsequent to their acquisitions (see Note 3).

- Windstream completed the sale of its out of territory product distribution operations, on August 21, 2009. These operations were not central to the Company's strategic goals in its core communications business (See Note 3).

- Effective January 1, 2009, the Company adopted revised authoritative guidance for calculating earnings per share, and commensurate therewith, has retrospectively adjusted prior period earnings per share data, the impact of which was immaterial (see Note 2).

WINDSTREAM CORPORATION
UNAUDITED CONSOLIDATED RESULTS (NON-GAAP)
QUARTERLY SUPPLEMENTAL INFORMATION
for the year 2010
(In millions)

	2010 Total
ADJUSTED FREE CASH FLOW (A):	
Operating income	$1,030.3
Depreciation and amortization	693.6
As reported OIBDA	1,723.9
Merger and integration expense	77.3
Pension expense	61.9
Restructuring expense	7.7
Stock-based compensation	17.0
As reported adjusted OIBDA	1,887.8
Adjustments:	
Pension contribution	(41.0)
Capital expenditures	(415.2)
Cash paid for interest expense	(493.3)
Cash paid for taxes	(120.6)
Adjusted free cash flow	$ 817.7
Dividends paid	$ 464.6
Dividend payout ratio	56.8%

(A) The adjusted free cash flow reflects the combined operations of Windstream with D&E Communications, Inc. ("D&E"), Lexcom Inc. ("Lexcom"), NuVox, Inc. ("NuVox"), Iowa Telecommunications Services, Inc. ("Iowa Telecom"), Hosted Solutions Acquisition, LLC ("Hosted Solutions") and Q-Comm Corporation ("Q-Comm") for the periods following their respective acquisition dates, as reported under GAAP.

WINDSTREAM CORPORATION
UNAUDITED PRO FORMA CONSOLIDATED RESULTS (NON-GAAP) (A)
QUARTERLY SUPPLEMENTAL INFORMATION
for the years 2010 and 2009
(In millions)

	2010	2009
Reconciliation of Revenues under GAAP to Pro forma Revenues:		
Revenues and sales under GAAP	$3,712.0	$2,996.6
Pro forma adjustments:		
D&E revenues and sales prior to acquisition	—	123.3
Lexcom revenues and sales prior to acquisition	—	39.8
Out-of-territory product distribution operations revenues and sales	—	(38.5)
NuVox revenues and sales prior to acquisition	57.3	564.8
Iowa Telecom revenues and sales prior to acquisition	109.2	270.7
Hosted Solutions revenues and sales prior to acquisition	48.3	49.0
Q-Comm revenues and sales prior to acquisition	213.7	227.7
Elimination of Windstream revenues from Q-Comm prior to acquisition	(1.6)	(2.0)
Pro forma revenues and sales	$4,138.9	$4,231.4
Reconciliation of Operating Income under GAAP to Pro forma adjusted OIBDA		
Operating income from continuing operations under GAAP	$1,030.3	$ 956.9
Pro forma adjustments:		
D&E pre-acquisition operating income, excluding M&I costs	—	23.2
D&E intangible asset impairment	—	5.5
D&E intangible asset amortization adjustment	—	(3.5)
Lexcom pre-acquisition operating income, excluding M&I costs	—	13.7
Lexcom intangible asset amortization adjustment	—	(1.5)
Operating income from disposed out-of-territory product distribution operations	—	(0.9)
NuVox pre-acquisition operating income, excluding M&I costs	4.1	35.8
NuVox intangible asset amortization adjustment	(1.5)	(14.7)
Iowa Telecom pre-acquisition operating income, excluding M&I costs	23.9	59.0
Iowa Telecom intangible asset amortization adjustment	(11.2)	(28.4)
Hosted Solutions pre-acquisition operating income, excluding M&I costs	10.9	10.1
Hosted Solutions intangible asset amortization adjustment	(9.0)	(10.0)
Q-Comm pre-acquisition operating income, excluding M&I costs	50.1	49.5
Q-Comm intangible asset amortization adjustment	(39.1)	(43.4)
M&I costs	77.3	22.3
Pro forma operating income	1,135.8	1,073.6
Depreciation and amortization expense	693.6	537.8
D&E pre-acquisition depreciation and amortization expense	—	28.4
Lexcom pre-acquisition depreciation and amortization expense	—	9.4
NuVox pre-acquisition depreciation and amortization expense	9.5	92.6
Iowa Telecom pre-acquisition depreciation and amortization expense	39.1	94.8
Hosted Solutions pre-acquisition depreciation and amortization expense	21.1	22.7
Q-Comm pre-acquisition depreciation and amortization expense	76.1	81.5
Pro forma OIBDA (B)	1,975.2	1,940.8
Other adjustments:		
Pension expense	61.9	91.8
Pension expense of D&E prior to acquisition	—	0.1
Pension expense of Iowa Telecom prior to acquisition	0.2	0.6
Restructuring charges	7.7	9.1
Stock-based compensation	17.0	17.4
D&E stock-based compensation prior to acquisition	—	1.0
NuVox stock-based compensation prior to acquisition	0.1	2.3
Iowa Telecom stock-based compensation prior to acquisition	1.8	4.8
Hosted Solutions stock-based compensation prior to acquisition	0.2	0.7
Pro forma adjusted OIBDA (C)	$2,064.1	$2,068.6

(A) Pro forma results adjusts results of operations under GAAP to include the acquisitions of D&E Communications, Inc. ("D&E"), Lexcom Inc. ("Lexcom"), NuVox, Inc. ("NuVox"), Iowa Telecommunications Services, Inc. ("Iowa Telecom"), Hosted Solutions Acquisition, LLC ("Hosted Solutions") and Q-Comm Corporation ("Q-Comm"), and to exclude the results of the disposed out-of-territory product distribution operations and all merger and integration costs related to strategic transactions. Q-Comm results of operations only include those entities acquired from Q-Comm.

(B) OIBDA is operating income before depreciation and amortization.

(C) Pro forma adjusted OIBDA adjusts pro forma OIBDA for the impact of restructuring charges, pension expense and stock-based compensation.

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Public // Private // Hybrid

TRUSTED CLOUD

Scalable, flexible, enterprise-class cloud computing solutions


windstream
Hosted Solutions

Hosted Solutions, one of the nation's premier providers of enterprise-class managed hosting solutions, was one of four acquisitions that Windstream completed in 2010.

Corporate Headquarters

Windstream
4001 Rodney Parham Road
Little Rock, AR 72212
501-748-7000
www.windstream.com

Annual Meeting

The Annual Meeting of Windstream Corporation stockholders will be held at 11 a.m. (CDT) on Wednesday, May 4, 2011, at the Capital Hotel, 111 West Markham, in Little Rock, AR

Investor Relations Department

Mary Michaels
Director – Capital Markets and Investor Relations
866-320-7922
investor.relations@windstream.com

Transfer Agent

ComputerShare Investor Services, LLC
2 North LaSalle St.
Chicago, IL 60602
800-697-8153

Executive Officers

Jeffery R. Gardner
President and Chief Executive Officer

Brent K. Whittington
Chief Operating Officer

Anthony W. Thomas
Chief Financial Officer

John P. Fletcher
Executive Vice President, General Counsel and Secretary

Michael D. Rhoda
Senior Vice President – Government Affairs

Robert G. Clancy, Jr.
Senior Vice President and Treasurer

Susan Bradley
Senior Vice President – Human Resources

Grant Raney
Executive Vice President – Network Operations

Cindy Nash
Chief Information Officer

Richard J. Crane
Executive Vice President and Chief Marketing Officer

John C. Eichler
Vice President and Controller

Directors

Carol B. Armitage (a) (c)
Glenford, NY

Samuel E. "Sandy" Beall III (b) (c)
Maryville, TN

Dennis E. Foster (b) (c) (d)
Lexington, KY

Francis X. "Skip" Frantz
Ponte Vedra Beach, FL

Jeffery R. Gardner
Little Rock, AR

Jeffrey T. Hinson (a) (c)
Dallas, TX

Judy K. Jones (a) (c)
Albuquerque, NM

William A. Montgomery (b) (c)
Dallas, TX

Alan L. Wells
Newton, IA

(a) Audit Committee
(b) Compensation Committee
(c) Governance Committee
(d) Chairman of the Board


windstream.

4001 Rodney Parham Road | Little Rock, AR 72212
windstream.com

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